As filed with the Securities and Exchange Commission on October 25, 2013

Registration No. 333-190998

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ASC ACQUISITION LLC*

(Exact name of registrant as specified in its charter)

Delaware	8090	20-8740447
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

520 Lake Cook Road, Suite 250,

Deerfield, IL 60015

(847) 236-0921

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard L. Sharff, Jr., Esq.

Executive Vice President, General Counsel and Corporate Secretary

3000 Riverchase Galleria, Suite 500

Birmingham, AL 35244

(205) 545-2572

(Name, address, including zip code, and telephone number, including area code, of agent for service)

(Copies of all communications, including communications sent to agent for service)

Michael L. Ryan, Esq. David Lopez, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Dorothy D. Pak, Esq. J. Andrew Robison, Esq. Bradley Arant Boult Cummings LLP 1819 5th Avenue North Birmingham, Alabama 35203 (205) 521-8000	William V. Fogg, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1131

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Share(3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(4)
Common stock, $0.01 par value per share	11,244,444	$24.00	$269,866,656	$36,810

(1)	Includes shares of common stock to be sold by the selling stockholders and shares to be sold by certain of the selling stockholders upon exercise of the underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended (the “Securities Act”).
(3)	Anticipated to be between $21.00 and $24.00
(4)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*	ASC Acquisition LLC, a limited liability company organized under the laws of Delaware, is the registrant filing this Registration Statement with the Securities and Exchange Commission. Prior to the closing of this offering, ASC Acquisition LLC will be converted into a corporation organized under the laws of Delaware, pursuant to the Delaware Limited Liability Company Act Section 18-216 and the General Corporation Law of the State of Delaware Section 265. The securities issued to investors in connection with this offering will be shares of common stock in that corporation, which will be named Surgical Care Affiliates, Inc.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 25, 2013.

PROSPECTUS

9,777,778 Shares

Surgical Care Affiliates, Inc.

Common Stock

This is an initial public offering of common stock of Surgical Care Affiliates, Inc. We are selling 7,857,143 shares of our common stock. The selling stockholders identified in this prospectus are selling 1,920,635 shares of our common stock. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

This is our initial public offering and no public market currently exists for our common stock. The initial public offering price is expected to be between $21.00 and $24.00 per share. We have applied to list our common stock on the NASDAQ Stock Market under the symbol “SCAI.”

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”) and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 21.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total(1)
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting (Conflicts of Interest).”

Certain of the selling stockholders have granted the underwriters the right to purchase for a period of up to 30 days, up to 1,466,666 additional shares of common stock at the public offering price less underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock to investors on or about                     , 2013.

J.P. Morgan			Citigroup

BofA Merrill Lynch	Barclays	Goldman, Sachs & Co.	Morgan Stanley

BMO Capital Markets	SunTrust Robinson Humphrey	TPG Capital BD, LLC

The date of this prospectus is                     , 2013.

SCA
Surgical Care Affiliates®

We are responsible for the information contained in this prospectus and in any related free-writing prospectus we may prepare or authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to give you any other information, and neither we nor the underwriters take any responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the date of delivery of this prospectus.

Until                     , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

MARKET AND INDUSTRY DATA AND FORECASTS

Certain market and industry data included in this prospectus has been obtained from third-party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications and third-party forecasts in conjunction with our assumptions about our markets. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes, included elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock.

On or prior to the completion of the offering, we will convert our company from a Delaware limited liability company (ASC Acquisition LLC) into a Delaware corporation (Surgical Care Affiliates, Inc.). Pursuant to the conversion, every 10.25 outstanding membership units of ASC Acquisition LLC will be converted into one share of common stock of Surgical Care Affiliates, Inc., and options to purchase membership units of ASC Acquisition LLC will be converted into options to purchase shares of common stock of Surgical Care Affiliates, Inc. at a ratio of 10.25 membership units of ASC Acquisition LLC underlying such options to each one share of common stock of Surgical Care Affiliates, Inc. underlying such converted options. In connection with the conversion, the exercise prices of such converted options will be adjusted accordingly. In addition, every 10.25 outstanding Restricted Equity Units (as defined herein) of ASC Acquisition LLC will be converted into one restricted equity unit of Surgical Care Affiliates, Inc. See “—Our Reorganization as a Corporation” below for more information.

In this prospectus, unless we indicate otherwise or the context requires:

•	“Surgical Care Affiliates,” “our company,” “we,” “our,” “ours” and “us” refer to ASC Acquisition LLC and its consolidated subsidiaries prior to the conversion, and to Surgical Care Affiliates, Inc. and its consolidated subsidiaries after the conversion;

•	“SCA” refers to Surgical Care Affiliates, LLC, our direct operating subsidiary; and

•	“TPG” refers to TPG Global, LLC and its affiliates, and the “TPG Funds” refers to one or more of TPG FOF V-A, L.P. (“FOF V-A”), TPG FOF V-B, L.P. (“FOF V-B”), and TPG Partners V, L.P. (“TPG Partners V”).

All dollar amounts in this prospectus are in U.S. dollars unless specified otherwise. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

Our Company

We are a leading national provider of solutions to physicians, health systems and payors to optimize surgical care. We operate one of the largest networks of outpatient surgery facilities in the United States, which as of June 30, 2013, was comprised of 167 ambulatory surgery centers (“ASCs”), five surgical hospitals and one sleep center with 11 locations. Our business model is focused on building strategic relationships with leading health systems, physician groups and payors to acquire and develop facilities in an aligned economic model that enables better access to lower cost, high-quality care. As of June 30, 2013, we owned and operated facilities in partnership with 42 leading health systems and approximately 2,000 physician partners. We believe that our partnership strategy and comprehensive suite of solutions will enable continued growth by capitalizing on the increasing demand for high quality, cost-effective settings of care, the increasing need for scaled partners in healthcare, the transition to a coordinated care delivery model and the trend of physician and health system consolidation. For the year-ended December 31, 2012, we earned net operating revenues of $750.1 million and we generated a net loss of $20.0 million, Adjusted EBITDA-NCI of $130.4 million and Adjusted net income of $32.4 million. For the six-months ended June 30, 2013, we earned net operating revenues of $388.5 million and we generated a net loss of $11.2 million, Adjusted EBITDA-NCI of $69.5 million and Adjusted net income of $17.3 million. Adjusted EBITDA-NCI and Adjusted net income are non-GAAP financial measures and should not be considered substitutes for and are not comparable to our GAAP net income. See “—Summary Historical Consolidated Financial and Other Data” for a description of Adjusted EBITDA-NCI and Adjusted net income.

The healthcare industry is in the midst of a transition characterized by increasing focus on cost containment and clinical outcomes. We believe we provide a critical solution to this challenge due to our comprehensive, lower-cost delivery alternative that (1) we believe enhances the quality of care and patient experience, (2) provides a strategic approach for physicians that improves productivity and economic alignment, (3) enables our health system partners to expand access within their markets while addressing the pressures resulting from changing payment models and (4) offers an efficient and lower-cost alternative for payors, employers and other health plan sponsors.

Our scale of operations allows us to provide our affiliated physicians and health system partners with a comprehensive suite of services that support clinical quality, operational efficiency and enhanced financial performance. In addition to a growing network of lower-cost, high quality ASCs, we offer tools and systems in the areas of clinical benchmarking, clinical best practices, operating efficiency, care coordination and supply chain management. Our partnership model aligns the interests of our partners in achieving strong clinical and operational outcomes.

Following the purchase of our company in 2007 by TPG, MTS-SCA Acquisition LLC (“MTS”) and certain of our current and former directors, our senior leadership team has transformed our strategic approach from operating a scaled network of facilities to providing a comprehensive suite of solutions to multiple constituents along the surgical care continuum. We have experienced significant growth in our provider partnerships and enhanced our focus on clinical outcomes and patient experience, resulting in strong and consistent performance in our key financial and operating metrics. We believe our comprehensive solution set has established SCA facilities as a site of choice to patients, physicians, health systems and payors, as reflected in (1) our patient and physician Net Promoter Scores, which are measures of loyalty based on asking patients or physicians whether they would recommend our facilities to a friend or family member or colleague, as applicable, (2) growth in physician partners to approximately 2,000 as of June 30, 2013, with approximately 5,700 physicians performing procedures in our affiliated facilities in 2012 and (3) growth in health system partnerships from 18 to 42 from December 31, 2007 to June 30, 2013.

Our commitment to patient care, our outstanding teammates, our health system partnerships and our investments in systems and processes to drive results, coupled with strong industry trends, have enabled us to build a track record of growth. Our consolidated total net operating revenues increased from $715.0 million in 2010 to $750.1 million in 2012, representing a 2.4% compounded annual growth rate (“CAGR”). The revenues and expenses of affiliated facilities in which we do not have a controlling interest but do have an equity interest are not directly included in our consolidated GAAP results; rather only the net income earned from such facilities is reported and we refer to such facilities as our “nonconsolidated facilities.” Given the significant increase in the number of our nonconsolidated facilities, driven by the success of our health system and physician partnership growth strategy, we also review an internal supplemental and non-GAAP operating measure called systemwide net operating revenues growth, which includes both consolidated and nonconsolidated facilities (without adjustment based on our percentage of ownership). Our systemwide net operating revenues grew by 16.4%, 17.0% and 5.6% during the years-ended December 31, 2012, 2011 and 2010, respectively. Our Adjusted EBITDA-NCI increased from $101.9 million in 2010 to $130.4 million in 2012, representing a 13.1% CAGR. Our Adjusted net income increased from $23.8 million in 2010 to $32.4 million in 2012, representing a 16.7% CAGR.

Strategic Partnerships with Leading Health Systems

In 2008, recognizing the trend towards branded integrated delivery systems in healthcare, we began to selectively partner with leading health systems in specific markets. From December 31, 2007 to June 30, 2013, we have grown the number of our health system partners from 18 to 42. Our health system partners include many of the leaders in healthcare delivery such as Indiana University Health, Inc. (“IUH”), Sutter Health, Texas Health Resources (“THR”) and MemorialCare Health System (“MemorialCare”), among others. We believe we are a partner of choice to leading health systems because of our comprehensive suite of surgical solutions, expertise in clinical operations and efficiency programs and developmental expertise. Partnering with leading health systems allows us to enter new markets in a capital-efficient way that provides us with immediate relevance to our partners, physicians and payors, translating into greater stability and growth opportunity.

When we partner with a health system in a three-way joint venture, we typically hold a noncontrolling ownership interest in a holding company that owns a majority or controlling ownership interest in the facility, while our health system partner holds the controlling interest in the holding company.

We typically have co-development arrangements with our health system partners to jointly develop a network of outpatient surgical facilities in a defined geographic area. These co-development arrangements are an important source of differentiation and growth for our business. For example, through our relationship with Sutter Health, we have acquired and developed 16 facilities since 2007. Our success with high quality health system partners has also led such partners, in some cases, to have us manage the surgical departments of their hospital sites through our recently introduced hospital management solutions.

In addition to expanding the number of co-developed facilities within our existing partnerships, we continue to establish new partnerships with market-leading providers. During the twelve-months ended June 30, 2013, we added relationships with 18 new health system partners for an initial 36 affiliated facilities.

Our Affiliated Facilities

Our network of facilities includes:

•	ASCs. Like hospitals, ASCs serve as locations where physicians on each individual facility’s medical staff perform surgeries on their patients. Our ASCs provide the facilities, equipment, supplies and clinical support staff necessary to provide non-emergency surgical services to patients not requiring hospitalization. Surgeries in ASCs are typically reimbursed at significantly lower rates than in a hospital setting, and ASCs generally operate with greater efficiency and lower costs. For each of the year-ended December 31, 2012 and the six-months ended June 30, 2013, our ASCs represented 87.5% of our net operating revenues.

•	Surgical hospitals. Our surgical hospitals allow physicians to perform a broader range of surgical procedures, including more complex surgeries, and allow patients to stay in the hospital for up to three days. For the year-ended December 31, 2012 and the six-months ended June 30, 2013, our surgical hospitals represented 10.2% and 10.7%, respectively, of our net operating revenues.

•	Hospital surgery departments. We also contract with hospitals to manage in-hospital surgery departments, which can focus exclusively on supporting physicians in the performance of surgeries on patients who do not require hospitalization (on an outpatient basis) or provide a full array of surgeries, including emergency surgeries, as well as surgeries on hospital inpatients and patients who will be admitted post-procedure. For the year-ended December 31, 2012 and the six-months ended June 30, 2013, such hospital surgery departments represented 0.1% and 0.2%, respectively, of our net operating revenues.

Physicians at our facilities provide surgical services in a wide variety of specialties, including orthopedics, ophthalmology, gastroenterology, pain management, otolaryngology (ear, nose and throat, or “ENT”), urology, spine and gynecology, as well as other general surgery procedures. As of June 30, 2013, we consolidated the operations of 85 of our 173 affiliated facilities, had 60 nonconsolidated affiliated facilities and held no ownership in 28 affiliated facilities that contract with us to provide management services only.

Our Industry

Medical costs account for a substantial percentage of spending in America. The United States spent $2.7 trillion on healthcare in 2011, according to the Centers for Medicare and Medicaid Services (“CMS”), and the percentage of gross domestic product devoted to healthcare has increased from 7.2% in 1970 to 17.9% in 2011. Surgical delivery is one of the largest components of medical costs in the United States, currently representing approximately 30% of medical spending for individuals with commercial insurance, according to our estimates.

Against this backdrop, we believe that we are well positioned to benefit from trends currently affecting the markets in which we compete, including:

Continued Migration of Procedures out of Hospitals

According to the American Hospital Association, from 1989 to 2009, outpatient surgeries increased from 48.5% of total surgery volumes to 63.2%. In addition, a significant share of outpatient surgeries shifted from hospitals to free-standing facilities over a similar period. Advancements in medical technology and anesthesia have reduced the trauma of surgery and the amount of recovery time required by patients following certain surgical procedures. These medical advancements have significantly increased the number of procedures that can be performed in a surgery center and fueled the migration of surgical procedures out of hospitals and into outpatient settings. We expect that continued advancements in healthcare delivery and regulatory reform will further this trend.

Growing Focus on Containment of Healthcare Costs

Because of an increased focus on controlling the growth of healthcare expenditures in our economy, constituents across the healthcare continuum, including government payors, private insurance companies and self-insured employers, are implementing meaningful cost containment measures. These initiatives have contributed to the shift in the delivery of healthcare services away from traditional inpatient hospitals to more cost-effective settings, such as ASCs. For example, based on 2013 Medicare fee schedules, a procedure in an ASC costs on average 58% of what the same procedure costs when performed in a hospital surgery department, according to the Ambulatory Surgery Center Association. We expect this cost effectiveness will continue to fuel the migration of procedures into the ASC setting.

In addition, as self-insured employers look to reduce their overall healthcare costs, they are shifting increased financial responsibility to patients through higher co-pays and deductibles. These changes to health plan design, coupled with increased pricing transparency, have encouraged patients to seek out more cost-effective options for their healthcare delivery. Because of their cost advantage and high patient satisfaction, ASCs stand to benefit from this increase in consumerism.

Opportunities Created by Healthcare Legislation

We anticipate that recent healthcare legislation will create greater opportunities for cost-effective providers of healthcare. The Patient Protection and Affordable Care Act (“PPACA”) and other related healthcare reform activities are expected to promote the transition from traditional fee-for-service payment models to more “at risk”

or “capitated” models in which providers receive a flat fee per member per month from payors regardless of the cost of care. This shift will create real financial incentives for “at-risk” providers to direct patient procedures into the most cost-effective settings, such as ASCs.

Dynamics Impacting Health Systems

Many hospitals and health systems anticipate strategic and financial challenges stemming from healthcare reform and growing efforts to contain healthcare costs. In response, many health systems are focused on strategies to reduce operating costs, build market share, align with physicians, create additional service lines, expand their geographic footprint and prepare for new payment models, including Accountable Care Organizations (“ACOs”), which are networks of doctors, hospitals and other healthcare providers who share responsibility for providing coordinated care to patients with the goal of reducing overall spending. As a result, a growing number of health systems are entering into strategic partnerships with select provider organizations that can provide focused expertise, scaled operating systems, best practices, speed of execution and financial capital.

Increased Pressure on Physicians and Physician Groups

Physicians in many markets are increasingly interested in affiliating with leading health systems, especially in the context of an operating partner that can help ensure the continued efficiency of their practices. Uncertainty regarding reimbursement along with increased financial and administrative burdens resulting from healthcare legislation have contributed to the trend toward health system partnerships. As a result, physicians in many markets are pursuing partnerships with surgical providers and health systems in order to gain greater stability, access to scaled clinical and operating systems and a pathway to participating in new payment models.

Continued Provider Consolidation Driven by Changing Environment

We believe that consolidation among healthcare providers will continue due to cost pressures, a changing regulatory environment and the requirements imposed by new payment and delivery models. Our industry remains highly fragmented relative to other healthcare sectors, with the three largest companies in our industry operating an aggregate of only 12% of approximately 5,300 Medicare-certified ASCs in the United States. We expect consolidation to continue, as larger operators bring to bear the benefits of systems, processes and larger-scale relationships.

Our Competitive Strengths

We believe that our commitment to outstanding patient care, our strategy and our market position align us to benefit from trends in the U.S. healthcare market. An environment that demands better access to high-quality care, improved patient experience, health system and physician partnership and continuous clinical and administrative improvement and efficiency aligns very well with our competitive strengths:

Multi-Pronged Growth Strategy Based on Aligned Economic Model and Diverse Business Mix

Our business model is focused on building strategic relationships with leading health systems, physician groups and payors to acquire and develop facilities in an aligned economic model. The alignment of strategic and financial interests through shared ownership is an integral component of our ability to achieve strong results – clinically, operationally and financially. We believe our business model, which is aligned with secular industry trends, enables the following multiple growth avenues and positions us for long-term sustainable growth:

•	Strong same-site growth;

•	In-market expansion and co-development with existing leading health system partnerships;

•	New health system partnerships;

•	Additional services across our broad suite of solutions; and

•	Opportunistic acquisitions.

Strategic Partnerships with Leading Health Systems

We have positioned ourselves for the continued shift toward large scale, integrated delivery systems by selectively partnering with health systems that hold market-leading positions in their primary service areas. From December 31, 2007 to June 30, 2013, we have grown the number of our health system partners from 18 to 42, including many of the leaders in healthcare delivery, such as IUH, Sutter Health, THR and MemorialCare, among others. We believe we are a partner of choice to leading health systems because of our comprehensive suite of surgical solutions, expertise in clinical operations and efficiency programs and development expertise. Partnering with leading health systems allows us to enter new markets in a capital-efficient way that provides us with immediate relevance to our patients, physicians and payors, translating into greater stability and growth opportunity. Historically our partnerships have delivered above-market same-site revenue growth as well as growth from the co-development of additional facilities alongside our health system partners.

Leading National Brand and Scaled Franchise

We believe a healthcare environment characterized by cost pressure, regulatory change, increased consumerism and consolidation favors large scale competitors with strong reputations. We are one of the largest multi-specialty operators of ASCs in the United States, operating in 34 states, with 167 ASCs, five surgical hospitals and one sleep center with 11 locations. We operate a large surgical services purchasing platform that provides us substantial purchasing advantages. We believe our national presence and leading reputation provide us with a greater opportunity to establish strategic relationships with local healthcare systems and physicians. Our facilities have also developed a strong reputation among patients in our communities as a result of our principal focus on patient care and clinical quality.

Proprietary and Expanding Suite of Technology-Enabled Solutions

New payment models and increasing pressure on health systems and physicians to contain costs are forcing providers to make new investments in areas such as information systems and data analytics in an effort to become more efficient and meet the demands for improved clinical outcomes. We have developed a comprehensive set of proprietary technology tools that enable health systems, physicians and payors to optimize patient experience, clinical outcomes, physician productivity and operating performance. Our proprietary technology includes a case costing system, our “Every Case Optimized System” or “ECOSystem™”, that provides detailed cost and margin data by matching supply and labor costs to individual procedures so that we can benchmark best practices by case type. We use similar tools to analyze operational measures, such as on-time starts and turn-times, and to manage our supply chain and scheduling, billing and collection practices. Together these and other tools allow us to provide our facilities, health system partners and the physicians who use our facilities with data analysis to drive lower costs and improve operations, training and efficiency in order to optimize patient experience and clinical outcomes. Our technology tools also allow us to work in partnership with payors to optimize the cost of surgery for their covered members.

Strategic Partner to Physicians

The evolving healthcare landscape, including regulatory changes, increasing administrative burden, payor consolidation, shifting competitive landscape and transition to new payment models, is increasing pressure on physicians. We offer physicians an attractive solution to help them operate successfully in this environment as we design our facilities, structure our strategic relationships and adopt staffing, scheduling and clinical systems and protocols with the aim of increasing physicians’ productivity and promoting their professional and financial success. Our success in forming productive relationships with physicians is reflected in both the growth in the number of our physician partners to approximately 2,000 as of June 30, 2013, many of whom are leading practitioners in their respective fields and geographies, and our Net Promoter Score of positive 90, which is a measure of loyalty ranging from negative 100 to positive 100.

Proven Management Team

Our senior leadership team of Andrew Hayek, President and Chief Executive Officer, Peter Clemens, Executive Vice President and Chief Financial Officer, Michael A. Rucker, Executive Vice President and Chief Operating Officer, Joseph T. Clark, Executive Vice President and Chief Development Officer, and Richard L. Sharff, Jr., Executive Vice President, General Counsel and Corporate Secretary, averages approximately 20 years of experience in the healthcare industry and has transformed our strategic approach to provide solutions to physicians, health systems and payors to optimize surgical care. Under this new management team, we have experienced significant growth in our provider partnerships and enhanced our focus on clinical outcomes and patient experience, resulting in strong and consistent performance in our key financial and operating metrics and positioning us well for long-term growth.

Our Business Strategy

We seek to provide outstanding patient care and clinical quality, and we seek to create measurable clinical, operational and financial advantages for our partners by leveraging our tools and processes, knowledge and experience and talented leaders in each market. The key components of our strategy include:

Delivering Outstanding Patient Care and Clinical Outcomes

We are committed to outstanding patient care and clinical quality. Our culture and operating systems reinforce this focus and commitment. We measure patient satisfaction, clinical outcomes and licensure and accreditation inspection readiness for each affiliated facility and combine those measures into our SCA Quality Index, which we monitor closely to identify areas for improvement and track progress. We also develop and implement clinical toolkits, clinical training and best practice sharing across our network to drive ongoing improvement in clinical outcomes.

Driving Strong and Consistent Same-Site Performance

Achieving strong performance on a same-site basis is important for us to drive organic revenue growth as well as support consistent operating performance for SCA and our partners. We believe that our partnership model aligns incentives such that we and our partners can achieve improved long-term performance. We also believe that our ability to affiliate with physicians as an extension of their practices is an important driver to sustained same-site performance. Our clinical protocols and proprietary technology tools are designed to improve physician productivity and increase the number of procedures performed in our facilities while improving both physician and patient satisfaction. In addition, our ability to attract physicians through recruitment initiatives provides an additional opportunity for us to drive same-site growth. This alignment with partner hospitals and physicians has facilitated annual same site systemwide net operating revenues growth of 5.8% in 2012 and 5.5% in 2011. We have shown an ability to improve facility-level profitability by gaining physician alignment around more efficient supply utilization, reducing clinical variation, more effectively contracting with payors and lowering administrative costs.

Capitalizing on Existing Health System Partnerships Poised for Growth

We believe that development of our existing health system relationships is an important part of our continued growth. While our facility count has grown significantly from 131 to 173 affiliated facilities from December 31, 2007 to June 30, 2013, our growth in partner health systems has been even stronger, more than doubling from 18 to 42 over the same time period. We believe this recent growth in health system partnerships creates significant opportunities. Our aligned model incentivizes our partners to work closely with us to identify strategically important and financially accretive growth opportunities in the markets we serve. Our experience has shown that demonstrated results in achieving exceptional patient care and strong physician partnerships have encouraged our partners to expand their relationships with us. For example, through our relationship with Sutter Health, as of June 30, 2013 we have acquired and developed 16 facilities since 2007. Our success with high quality health system partners has also led such partners, in some cases, to have us manage the surgical departments of their hospital sites through our recently introduced perioperative management solutions. Given many of our health system partnerships have been developed recently, including relationships with 18 new health system partners in the twelve-months ended June 30, 2013 alone, we believe we are in the early stages of a significant opportunity to expand the scope of these relationships in the near-term, similar to our experience to date.

Developing New Health System Partnerships

We are focused on developing new health system partnerships, and we expect this to continue as we position ourselves as a partner of choice to physician groups, health systems and payors. We believe our current footprint represents only a small percentage of potential health system partnerships and that we have substantial long-term opportunities to add new relationships. In addition, industry dynamics are encouraging health systems with which we do not already have relationships to seek partners. We believe our expertise developing tools that ensure improved outcomes, drive cost savings and support efficiencies in the clinical setting will further strengthen our value proposition as a partner of choice for new health system relationships.

Leveraging Our Core Competencies to Expand into New Service Lines

We intend to leverage significant expertise related to the provision of surgical solutions in the form of expansion into new lines of service. As an example, we launched our perioperative consulting services to health system partners to optimize physician engagement, operating and cost efficiency, margin enhancement, market share growth and the development of new service lines. As of June 30, 2013, we provided such services to 14 facilities, and we have a dedicated team of professionals focused on expanding this business, as we believe it represents a significant area of potential growth. In addition to providing a high growth and diversified revenue stream, our perioperative business also serves as a sales channel for potential health system partnerships. In addition to perioperative consulting, we also offer additional services relating to the delivery of surgical care, including management services, clinical co-management consulting services, supply chain management and data analytics.

Establishing Partnerships that Take Advantage of New Payment Models

We expect the evolving reimbursement landscape in healthcare to create opportunities to partner with physicians and payors in new payment models. We believe payment models such as “at risk” and “capitated” models drive surgical care to more cost-efficient settings, such as ASCs. We plan to continue working creatively with our various partners and potential partners to structure arrangements that provide solutions to the challenges created by the variety of new payment models.

Consolidating a Fragmented Industry

We are focused on continuing to add new affiliated facilities where we see opportunities to grow volumes by recruiting new physicians and improve profitability by leveraging our scale, technology and operating efficiencies while delivering outstanding patient care. We expect our acquisition activity to continue as we continue to position ourselves as a partner of choice to physician groups. Given that we operate in a relatively fragmented segment of the healthcare industry, with the three largest companies operating an aggregate of only 12% of the approximately 5,300 Medicare-certified ASCs, we believe there are and will continue to be robust opportunities to invest and partner in new facilities. We plan to leverage our proven strategy for target identification, thorough diligence, transaction execution and integration, which we have systematically implemented in acquisitions of nine consolidated and 30 nonconsolidated facilities from January 1, 2010 to June 30, 2013.

Corporate and Other Information

We and SCA, our principal operating subsidiary, were formed in 2007 with a focus on developing and operating ASCs and surgical hospitals in the United States. We previously comprised the surgery center division of a large healthcare company. In 2007, SCA was acquired by TPG, MTS, and certain of our current and former directors and became our wholly-owned subsidiary.

Our executive offices are located at 520 Lake Cook Road, Suite 250, Deerfield, Illinois 60015, and our telephone number is (847) 236-0921. Our Internet website address is www.scasurgery.com. Information on, or accessible through, our website is not part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

Recent Developments

On September 16, 2013, we declared a cash distribution of $0.241279 per outstanding membership unit, resulting in a total distribution to our membership unit holders of $74.9 million (including $66.6 million to the TPG Funds and $8.3 million to our other membership unit holders) (the “2013 Distribution”). The 2013 Distribution was payable promptly after the date it was declared. In addition, on September 16, 2013, the board of directors of SCA resolved to pay a cash bonus to eligible holders of vested options and REUs (as defined herein) of $0.241279 per vested option or restricted equity unit, as applicable (the “2013 Cash Bonus Payment”), resulting in a total bonus payment of $4.6 million, and to adjust downward the exercise price of any such holder’s unvested options by the same amount. The 2013 Cash Bonus Payment will be recorded as compensation expense in the third quarter of 2013. In addition, we will record stock compensation expense over the remaining vesting periods related to the adjustment to unvested options.

Our Principal Stockholder

TPG

TPG is a leading global private investment firm founded in 1992 with $55.3 billion of assets under management as of June 30, 2013 and offices in San Francisco, Fort Worth, Austin, Beijing, Chongqing, Hong Kong, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, Paris, São Paulo, Shanghai, Singapore and Tokyo. TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings. The firm’s investments span a variety of industries, including healthcare, financial services, travel and entertainment, technology, energy, industrials, retail, consumer, real estate and media and communications. For more information please visit www.tpg.com.

Following the completion of this offering, the TPG Funds will own approximately 66.3% of our common stock, or 62.8% if the underwriters’ option to purchase additional shares of our common stock is fully exercised. As a result, we expect to be a “controlled company” within the meaning of the corporate governance requirements of the NASDAQ Stock Market (the “NASDAQ”) on which we have applied for our shares to be listed. See “Risk Factors — Risks Related to this Offering — TPG will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may result in conflicts with us or you in the future.”

Our Reorganization as a Corporation

Prior to the closing of this offering, we will convert from a Delaware limited liability company, ASC Acquisition LLC, into a Delaware corporation, Surgical Care Affiliates, Inc. Pursuant to the conversion, every 10.25 outstanding membership units of ASC Acquisition LLC will be converted into one share of common stock of Surgical Care Affiliates, Inc., and options to purchase membership units of ASC Acquisition LLC will be converted into options to purchase shares of common stock of Surgical Care Affiliates, Inc. at a ratio of 10.25 membership units of ASC Acquisition LLC underlying such options to each one share of common stock of Surgical Care Affiliates, Inc. underlying such converted options. In connection with the conversion, the exercise prices of such converted options will be adjusted accordingly. In addition, every 10.25 outstanding restricted equity units of ASC Acquisition LLC will be converted into one restricted equity unit of Surgical Care Affiliates, Inc. The combined financial statements included elsewhere in this prospectus are those of ASC Acquisition LLC and its combined operations. We expect that our conversion from a Delaware limited liability company to a Delaware corporation will not have a material effect on our consolidated financial statements.

Risk Factors

Our business is subject to numerous risks. See “Risk Factors” beginning on page 21. In particular, our business may be adversely affected by:

•	our dependence on payments from third-party payors, including governmental healthcare programs, commercial payors and workers’ compensation programs;

•	our inability or the inability of our healthcare system partners to negotiate favorable contracts or renew existing contracts with non-governmental third-party payors on favorable terms;

•	significant changes in our payor mix or case mix resulting from fluctuations in the types of cases performed at our facilities;

•	the fact that the Medicare and Medicaid programs provide a significant portion of our revenues and are each particularly susceptible to legislative and regulatory change;

•	the implementation by states of reduced fee schedules and reimbursement rates for workers’ compensation programs;

•	our inability to maintain good relationships with our current health system partners or our inability to enter into relationships with new health system partners;

•	our dependence on physician utilization of our facilities, which could decrease if we fail to maintain good relationships with these physicians;

•	shortages of, or quality control issues with, surgery-related products, equipment and medical supplies that could result in a disruption of our operations;

•	the intense competition we face for patients, physician use of our facilities, strategic relationships and commercial payor contracts;

•	the fact that we are subject to significant malpractice and related legal claims, and we could be required to pay significant damages in connection with those claims;

•	the fact that we have a history of net losses and may not achieve profitability in the future;

•	our $792.4 million of indebtedness (excluding capital leases) outstanding as of June 30, 2013, and our ability to incur additional indebtedness in the future;

•	our inability to manage and secure our information systems effectively, which could disrupt our operations;

•	our inability to predict the impact on us of the Health Reform Law (as defined herein), which represents a significant change to the healthcare industry;

•	our failure to comply with numerous federal and state laws and regulations relating to our facilities, which could lead to the incurrence of significant penalties by us or require us to make significant changes to our operations;

•	the fact that we are a “controlled company” within the meaning of the NASDAQ rules and, as a result, our stockholders will not have certain corporate governance protections concerning the independence of our board of directors and certain board committees that would otherwise apply to us; and

•	the fact that TPG will retain significant influence over us and key decisions about our business following the offering that could limit other stockholders’ ability to influence the outcome of matters submitted to stockholders for a vote.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, which are not emerging growth companies. These provisions include:

•	Reduced disclosure about our executive compensation arrangements;

•	No non-binding stockholder advisory votes on executive compensation or golden parachute arrangements; and

•	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. We will remain an “emerging growth company” until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, (3) the date on which we are deemed to be a large accelerated filer under the Exchange Act, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th and (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We have taken advantage of reduced disclosure regarding executive compensation arrangements in this prospectus and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide to stockholders may be different than you might get from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we are choosing to “opt out” of this provision and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The Offering

Issuer	Surgical Care Affiliates, Inc.

Common stock we are offering	7,857,143 shares.

Common stock offered by the selling stockholders	1,920,635 shares.

Common stock to be issued and outstanding after this offering	38,142,861 shares.

Underwriters’ Option to purchase additional shares of our common stock	Certain of the selling stockholders have granted the underwriters an option, for a period of 30 days, to purchase up to 1,466,666 additional shares of our common stock held by them on the same terms and conditions as set forth on the front cover of this prospectus.

Use of proceeds	We estimate that the net proceeds to us from the sale of shares in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $160.7 million, assuming the shares are offered at $22.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering, plus, if necessary, cash on hand, to redeem all $150.0 million aggregate principal amount of SCA and Surgical Holdings, Inc.’s (the “Co-Issuer”) 10.0% senior subordinated notes due 2017 (the “Senior Subordinated Notes”) and any remaining net proceeds for general corporate purposes. We will not receive any proceeds from the sale of our common stock by the selling stockholders named in this prospectus.

See “Use of Proceeds.”

Dividend policy	We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business.

Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial position, results of operations, liquidity, legal requirements and restrictions that may be imposed by the terms in current and future financing instruments. Our ability to pay dividends to holders of our shares of common stock is limited as a practical matter by the terms of some of our debt, including our amended and restated credit agreement (as further amended, the “Amended and Restated Credit Agreement”) for our Senior Secured Credit Facilities (as defined herein) and other indebtedness. See “Description of Certain Indebtedness” and “Dividend Policy.”

Risk factors	You should read the section entitled “Risk Factors” beginning on page 21 for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

Stock exchange listing and symbol	We have applied to have our common stock listed on the NASDAQ under the symbol “SCAI.”

Directed share program	At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers and certain of our teammates. See “Underwriting.”

Conflicts of interest	Affiliates of TPG Capital BD, LLC, an underwriter of this offering, will own in excess of 10% of our issued and outstanding common stock following our conversion into a Delaware corporation. Therefore, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of The Financial Industry Regulatory Authority (“FINRA”). In addition, because the TPG Funds are affiliates of TPG Capital BD, LLC and, as selling stockholders, will receive more than 5% of the net proceeds of this offering, a “conflict of interest” is also deemed to exist under FINRA Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares will be made to any discretionary account over which TPG Capital BD, LLC exercises discretion without the prior specific written approval of the account holder. See “Use of Proceeds” and “Underwriting (Conflicts of Interest).”

The number of shares of common stock to be issued and outstanding after the completion of this offering is based on 38,142,861 shares of our common stock to be issued and outstanding after our conversion from a Delaware limited liability company to a Delaware corporation and, as of June 30, 2013, excludes an additional 2,659,312 shares of our common stock reserved for issuance under our Management Equity Incentive Plan adopted November 16, 2007, as may be amended from time to time (the “Equity Plan”), 117,153 of which remain available for grant, 487,804 shares of our common stock reserved for issuance under our Director and Consultant Equity Incentive Plan, adopted June 24, 2008, as amended September 9, 2008 (the “Director Equity Plan”), 29,896 of which remain available for grant, 74,346 shares of our common stock underlying outstanding awards of restricted equity units and 2,220,000 shares of our common stock reserved for issuance under our 2013 Omnibus Long-Term Incentive Plan (the “2013 Omnibus Plan”), all of which remain available for grant (in each case, giving effect to our conversion from a Delaware limited liability company to a Delaware corporation).

Except as otherwise indicated, all information in this prospectus:

•	assumes an initial public offering price of $22.50 per share, the midpoint of the price range set forth on the cover page of this prospectus;

•	assumes no exercise by the underwriters of their option to purchase an additional 1,466,666 shares of common stock from certain of the selling stockholders;

•	gives effect to our conversion from a Delaware limited liability company to a Delaware corporation prior to the closing of this offering; and

•	does not include the 14 facilities, as of June 30, 2013, at which we provide perioperative consulting services as part of our facility counts or other facility totals, including consolidated, nonconsolidated or managed-only facility totals.

Figures in the tables included in this prospectus may not total due to rounding.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our historical consolidated financial and other data for our business for the periods presented. You should read this summary of financial and other data along with “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our financial statements and the related notes, all included elsewhere in this prospectus.

As of June 30, 2013, we accounted for our investment in 60 of our 173 facilities where we do not have control over the facility under the equity method, and treat such facilities as nonconsolidated affiliates. In addition, as of June 30, 2013, we held no ownership interest in 28 facilities, which contract with us to provide management services. For our nonconsolidated affiliates, our consolidated statements of operations reflect our earnings from such facilities in two line items:

•	Equity in net income of nonconsolidated affiliates, which represents our combined share of the net income of each equity method facility that is based on such equity method facility’s net income and the percentage of such equity method facility’s outstanding equity interests owned by us; and

•	Management fee revenues, which represents income from management fees that we earn from managing the day-to-day operations of the facilities that we do not consolidate for financial reporting purposes.

As of June 30, 2013, we consolidate four facilities where we do not currently hold an equity ownership interest but rather we hold a promissory note that is convertible into equity. The promissory note provides us with the power to direct the activities that most significantly impact the economic performance of these entities. We consolidate these facilities into our financial results as they are deemed to be variable interest entities (“VIEs”) under the Accounting Standards Codification §810.

The summary consolidated statement of operations data for the years-ended December 31, 2012, December 31, 2011 and December 31, 2010 and the summary consolidated balance sheet data as of December 31, 2012 and December 31, 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the six-months ended June 30, 2013 and June 30, 2012 and the summary consolidated balance sheet data as of June 30, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements included herein include all adjustments (consisting of recurring adjustments) necessary to state fairly the information set forth herein. Our historical results are not necessarily indicative of the results to be expected in the future, and the results for the six-months ended June 30, 2013 are not necessarily indicative of the results to be expected for the full year.

	Six-Months Ended June 30,		Year-Ended December 31,
	2013	2012	2012	2011	2010
	(in millions, except facilities and per unit data in actual amounts)
Statement of Operations Data:
Net operating revenues:
Net patient revenues	$370.6	$352.5	$716.2	$694.4	$698.6
Management fee revenues	11.5	9.2	17.8	11.3	6.7
Other revenues	6.4	8.1	16.1	13.7	9.8

Total net operating revenues	388.5	369.8	750.1	719.3	715.0
Equity in net income of nonconsolidated affiliates	12.0	11.8	16.8	22.2	15.3
Operating expenses:
Salaries and benefits	125.8	120.8	242.7	222.6	217.2
Supplies	85.7	83.2	170.3	161.0	172.9
Other operating expenses	58.1	61.1	118.7	114.9	113.1
Depreciation and amortization	20.9	20.3	41.7	40.5	37.4
Occupancy costs	13.4	13.2	26.8	26.6	27.7
Provision for doubtful accounts	7.0	8.1	16.9	18.3	17.3
Impairment of intangible and long-lived assets	—	0.4	1.1	—	—
Loss (gain) on disposal of assets	0.1	(0.1)	(0.3)	(0.8)	0.4

Total operating expenses	311.0	307.1	617.8	583.0	586.0

Operating income	89.5	74.5	149.1	158.6	144.3
Interest expense	34.3	30.5	58.8	56.0	52.6
Loss from extinguishment of debt	3.8	—	—	—	—
Interest income	(0.1)	(0.2)	(0.3)	(0.4)	(1.6)
Loss (gain) on sale of investments	1.0	(2.0)	7.1	(3.9)	(2.1)

Income from continuing operations before income tax expense	50.5	46.3	83.5	106.8	95.2
Provision for income tax expense	4.4	4.6	8.3	20.4	14.6

Income from continuing operations(1)	46.1	41.6	75.1	86.5	80.7
Loss from discontinued operations, net of income tax expense	(3.9)	(5.1)	(2.8)	(3.0)	(11.1)

Net income	42.2	36.5	72.3	83.5	69.5

Less: Net income attributable to noncontrolling interests	(53.4)	(46.7)	(92.4)	(93.2)	(84.4)

Net loss attributable to ASC Acquisition	$(11.2)	$(10.2)	$(20.0)	$(9.7)	$(14.9)

Net loss per unit attributable to ASC Acquisition	$(.04)	$(.03)	$(.06)	$(.03)	$(.05)

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$80.6	$83.0	$171.2	$165.3	$143.8
Investing activities	(34.2)	(15.0)	(21.8)	(157.9)	(45.9)
Financing activities	(21.4)	(46.2)	(102.1)	30.2	(100.1)

Facilities (at period end):
Consolidated facilities	85	92	87	94	95
Equity method facilities	60	47	52	44	23
Managed-only facilities	28	7	8	4	5

Total facilities	173	146	147	142	123

	June 30, 2013	December 31,
		2012	2011
	(in millions)
Balance Sheet Data (at period end):
Cash and cash equivalents	$143.7	$118.7	$71.3
Total current assets	290.3	264.5	215.0
Total assets(2)	1,438.5	1,409.2	1,356.5

Current portion of long-term debt	19.2	15.2	16.2
Long-term debt, net of current portion	792.4	774.5	769.1
Total current liabilities	178.1	173.8	148.9
Total liabilities(2)	1,098.8	1,070.6	1,033.7

Total ASC Acquisition equity	142.5	144.4	167.2
Noncontrolling interests — non-redeemable	175.9	172.5	135.4
Total equity	318.4	316.9	302.6

	Six-Months Ended June 30, 2013	Year-Ended December 31, 2012
	(actual, except share count in thousands)
Pro Forma net loss per share(3):
Basic	$(0.37)	$(0.66)
Diluted	(0.37)	(0.66)
Adjusted number of shares outstanding used to compute basic pro forma net loss per share(4)	30,343	30,343
Adjusted number of shares outstanding used to compute diluted pro forma net loss per share(4)	30,343	30,343

	Six-Months Ended June 30,		Year-Ended December 31,
	2013	2012	2012	2011	2010
	(in millions, except cases, growth rates and per share data in actual amounts)
Consolidated and Equity Method Facility Data:
Net Operating Revenues:
Consolidated facilities	$388.5	$369.8	$750.1	$719.3	$715.0
Equity method facilities	265.8	233.3	478.0	335.6	187.0

Net Patient Revenues:
Consolidated facilities	$370.6	$352.5	$716.2	$694.4	$698.6
Equity method facilities	263.4	231.4	474.4	332.6	185.7

Case Volume:
Consolidated facilities	215,229	222,435	445,361	438,216	463,454
Equity method facilities	120,947	113,308	226,860	184,860	123,220
Systemwide case volume(5)	336,940	335,743	672,221	623,076	586,674

Systemwide net operating revenues growth(6)	8.5%	28.8%	16.4%	17.0%	5.6%
Systemwide net patient revenues per case growth(7)	8.2%	27.9%	7.5%	9.4%	5.4%
Same site systemwide net operating revenues growth(6)(8)	8.1%	7.9%	5.8%	5.5%	4.7%
Same site systemwide net patient revenues per case growth(7)(8)	6.8%	3.4%	4.1%	6.6%	5.3%

Other Financial Data:
Adjusted EBITDA-NCI(9)	$69.5	$59.4	$130.4	$116.9	$101.9
Adjusted net income(9)	$17.3	$10.8	$32.4	$26.4	$23.8
Basic pro forma Adjusted net income per share(3)(9)	$0.57	$0.36	$1.07	$0.87	$0.84

(1)	Loss from continuing operations attributable to ASC Acquisition, which is income from continuing operations less net income attributable to noncontrolling interests, was $7.3 million and $5.1 million for the six-months ended June 30, 2013 and 2012, respectively, and $17.3 million, $6.7 million and $3.7 million for years-ended December 31, 2012, 2011 and 2010, respectively.
(2)	Our consolidated total liabilities as of December 31, 2012 and June 30, 2013 include total liabilities of a VIE of $1.4 million and $6.0 million, respectively, for which the creditors of the VIE have no recourse to us. The assets of the consolidated VIE can only be used to settle the obligations of the VIE.
(3)	Pro forma to reflect our conversion from a Delaware limited liability company to a Delaware corporation, at a ratio of 10.25 membership units of ASC Acquisition LLC to one share of common stock of Surgical Care Affiliates, Inc., prior to the closing of this offering.
(4)	Calculated based on number of shares of common stock and vested REUs that would have been outstanding as of December 31, 2012 and June 30, 2013, assuming our conversion from a Delaware limited liability company to a Delaware corporation.
(5)	The number of cases performed at our consolidated and equity method facilities (does not include managed-only facilities) is a key metric utilized to regularly evaluate performance.
(6)	The revenues and expenses of equity method facilities are not directly included in our consolidated GAAP results, rather only the net income earned from such facilities is reported on a net basis in the line item “Equity in net income of nonconsolidated affiliates.” Because of this, management supplementally focuses on non-GAAP systemwide results, which measure results from all our facilities, including revenues from our consolidated facilities and our equity method facilities (without adjustment based on our percentage of ownership). We include management fee revenue from managed-only facilities in systemwide net operating revenues growth and same site systemwide net operating revenues growth, but not patient or other revenues from managed-only facilities (in which we hold no ownership interest).
(7)	The revenues and expenses of equity method facilities are not directly included in our consolidated GAAP results, rather only the net income earned from such facilities is reported on a net basis in the line item “Equity in net income of nonconsolidated affiliates.” Because of this, management supplementally focuses on non-GAAP systemwide results, which measure results from all our facilities, including revenues from our consolidated facilities and our equity method facilities (without adjustment based on our percentage of ownership). We do not include facilities at which we hold no ownership interest and provide only management services in systemwide net patient revenues per case growth or same site systemwide net patient revenues per case growth.
(8)	Same site refers to facilities that were operational in both the current and prior year or six-month period, as applicable.
(9)

Represents Adjusted EBITDA-NCI and Adjusted net income (including basic pro forma Adjusted net income per share) as historically computed and used by our management. Adjusted EBITDA-NCI means net income before provisions for income tax expense, net interest expense, depreciation and amortization, net loss from discontinued operations, equity method amortization expense, loss on sale of investments, loss on extinguishment of debt, asset impairments, gain (loss) on disposal of assets and non-cash stock compensation expense less net income attributable to noncontrolling interests. Adjusted net income means net loss attributable to ASC Acquisition before change in deferred income tax, loss on extinguishment of debt, asset impairments, amortization expense, net loss from discontinued operations, loss (gain) on sale of investments, loss (gain) on disposal of assets and equity method amortization expense. We present Adjusted EBITDA-NCI and Adjusted net income (including basic pro forma Adjusted net income per share) because we believe they are useful for investors to analyze our operating performance on the same basis as that used by our management. Our management believes Adjusted EBITDA-NCI can be useful to facilitate comparisons of operating performance between periods because it excludes the effect of depreciation and amortization, which represents a non-cash charge to earnings, income tax, interest expense and other expenses or income not related to the normal, recurring operations of our business. Our management believes Adjusted net income (including basic pro forma Adjusted net income per share) can be useful to facilitate comparisons of our operating performance between periods because it excludes the effect of certain non-cash and other charges to earnings whose fluctuations from period-to-period do not necessarily correspond to the normal, recurring operations of our business. Adjusted EBITDA-NCI and Adjusted net income (including basic pro forma Adjusted net income per share) are each considered a “non-GAAP financial measure” under SEC rules and should not be considered a substitute for net income (loss) or net operating income (or pro forma net loss per share) as determined in accordance with GAAP. In addition Adjusted EBITDA-NCI and Adjusted net income (including basic pro forma Adjusted net income per share) have limitations as analytical tools, including the following:

•	Adjusted EBITDA-NCI and Adjusted net income (including basic pro forma Adjusted net income per share) do not reflect our historical capital expenditures, or future requirements for capital expenditures, or contractual commitments;

•	Adjusted EBITDA-NCI and Adjusted net income (including basic pro forma Adjusted net income per share) do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA-NCI does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments under our credit agreement;

•	Adjusted EBITDA-NCI and Adjusted net income (including basic pro forma Adjusted net income per share) do not reflect our historical impairments recognized;

•	Adjusted EBITDA-NCI and Adjusted net income (including basic pro forma Adjusted net income per share) do not reflect our historical amortization expenses; and

•	Adjusted EBITDA-NCI does not reflect income tax expense or the cash requirements to pay our taxes.

In addition, you should be aware that there is no certainty that we will not incur expenses in the future that are similar to those excluded in the calculation of Adjusted EBITDA-NCI or Adjusted net income (including basic pro forma Adjusted net income per share). Other companies in our industry may calculate Adjusted EBITDA-NCI or Adjusted net income (including basic pro forma Adjusted net income per share) differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, neither Adjusted EBITDA-NCI nor Adjusted net income (including basic pro forma Adjusted net income per share) should be considered the primary measure of the operating performance of our business. We strongly encourage you to review the GAAP financial statements included elsewhere in this prospectus and not to rely on any single financial measure to evaluate our business.

The following table represents the reconciliation of net income to Adjusted EBITDA-NCI and of net loss attributable to ASC Acquisition to Adjusted net income for the periods indicated below:

	Six-Months Ended June 30,		Year-Ended December 31,
	2013	2012	2012	2011	2010
	(in millions, except share count in thousands)
Adjusted EBITDA-NCI:
Net income	$42.2	$36.5	$72.3	$83.5	$69.5
Plus (minus):
Interest expense, net	34.2	30.3	58.5	55.6	51.1
Provision for income tax expense	4.4	4.6	8.3	20.4	14.6
Depreciation and amortization	20.9	20.3	41.7	40.5	37.4
Loss from discontinued operations, net	3.9	5.1	2.8	3.0	11.1
Equity method amortization expense(a)	10.0	10.1	20.3	10.1	—
Loss (gain) on sale of investments	1.0	(2.0)	7.1	(3.9)	(2.1)
Loss on extinguishment of debt	3.8	—	—	—	—
Asset impairments	2.0	0.4	10.2	—	3.0
Loss (gain) on disposal of assets	0.1	(0.1)	(0.3)	(0.8)	0.4
Non-cash stock compensation expense(b)	0.4	0.8	1.7	1.7	1.3

Adjusted EBITDA	122.9	106.1	222.7	210.1	186.3
(Minus):
Net income attributable to noncontrolling interests	(53.4)	(46.7)	(92.4)	(93.2)	(84.4)

Adjusted EBITDA-NCI	$69.5	59.4	130.4	116.9	101.9

Adjusted net income:
Net loss attributable to ASC Acquisition	$(11.2)	$(10.2)	$(20.0)	$(9.7)	$(14.9)
Plus
Change in deferred income tax	4.6	5.1	7.4	22.2	20.6
Loss on extinguishment of debt	3.8	—	—	—	—
Asset impairments	2.0	0.4	10.2	—	3.0
Amortization expense	3.1	2.4	4.9	5.5	5.7
Loss from discontinued operations, net	3.9	5.1	2.8	3.0	11.1
Loss (gain) on sale of investments	1.0	(2.0)	7.1	(3.9)	(2.1)
Loss (gain) on disposal of assets	0.1	(0.1)	(0.3)	(0.8)	0.4
Equity method amortization expense(a)	10.0	10.1	20.3	10.1	—

Adjusted net income	$17.3	$10.8	$32.4	$26.4	$23.8

Number of shares outstanding used to compute basic pro forma Adjusted net income per share(c)	30,343	30,330	30,343	30,338	28,215

(a)	For the years-ended December 31, 2012 and December 31, 2011, we recorded $20.3 million and $10.1 million, respectively, of amortization expense for definite-lived intangible assets attributable to equity method investments. For the six-months ended June 30, 2013 and 2012, we recorded $10.0 million and $10.1 million, respectively, of amortization expense for definite-lived intangible assets attributable to equity method investments. These expenses are included in Equity in net income of nonconsolidated affiliates in our consolidated financial statements. There was no such amortization expense for the year-ended December 31, 2010.
(b)	Represents a non-cash expense relating our equity-based compensation program.
(c)	Calculated based on number of shares of common stock and vested REUs that would have been outstanding at the end of the relevant period, assuming our conversion from a Delaware limited liability company to a Delaware corporation.

RISK FACTORS

This offering and investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties described below, as well as the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could have a material adverse effect on our business, prospects, results of operations or financial condition, in which case the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to our Business

We depend on payments from third-party payors, including government healthcare programs, commercial payors and workers’ compensation programs. If these payments are reduced or eliminated, or do not increase as our costs increase, our revenues and profitability could decrease.

We depend upon governmental, commercial and workers’ compensation third-party sources of payment for the services provided to patients in our surgical facilities. The amount that our surgical facilities receive in payment for their services may be adversely affected by factors we do not control, including Medicare, Medicaid and state regulation changes, cost containment decisions and changes in reimbursement schedules of payors, legislative changes, refinements to the Medicare ASC payment system and refinements by CMS to Medicare’s reimbursement policies. Similarly, third-party payors may be successful in negotiating reduced reimbursement schedules with our facilities. Any reduction or elimination of these payments or an increase in the payments at a rate that is less than the increase in our costs could have a material adverse effect on our business, prospects, results of operations and financial condition.

If we or our health system partners are unable to negotiate and enter into favorable contracts or maintain satisfactory relationships and renew existing contracts on favorable terms with non-governmental third-party payors, our revenues and profitability may decrease.

Payments from non-governmental third-party payors represented approximately 60% and 59% of our net patient revenues for the year-ended December 31, 2012 and the six-months ended June 30, 2013, respectively. We receive most of these payments from third-party payors that have contracts with our facilities. These payors use a variety of methods for reimbursement depending on the insurance arrangement involved. These arrangements include preferred provider organizations, health maintenance organizations, as well as prepaid and discounted medical service packages, capitated (fixed fee) contracts, Medicare Advantage Plans and contracts with Independent Physician Associations. If we or our health system partners fail to enter into favorable contracts or to maintain satisfactory relationships and renew existing contracts on favorable terms with these payors, our revenues and profitability may decrease. Other healthcare providers may impact our ability to negotiate increases and other favorable terms in our reimbursement arrangements with non-governmental third-party payors. For example, some of our competitors may negotiate exclusivity provisions with non-governmental third-party payors or otherwise restrict the ability of non-governmental third-party payors to contract with us or our health system partners. Moreover, these third-party payors are increasingly implementing cost containment measures, such as fixed fee schedules and reductions to reimbursement schedules, which may reduce our revenues and profitability now or in the future. Further, the trend toward consolidation among non-governmental third-party payors tends to increase their bargaining power over fee structures. As various provisions of the PPACA, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (the “Reconciliation Act” and together with the PPACA, the “Health Reform Law”) are implemented, including the establishment of health insurance exchanges, non-governmental third-party payors increasingly may demand reduced fees. In addition, there is a growing trend for third-party payors and employer-sponsored healthcare plans to take steps to shift the primary cost of care to the plan participant by increasing co-payments, co-insurance and deductibles, and these actions could discourage such patients from seeking treatment at our surgical facilities. Because some commercial third-party payors rely on all or portions of Medicare payment systems to determine payment rates, changes to government healthcare programs that reduce payments under these programs may negatively impact payments from commercial third-party payors. Patient volumes could decrease if we or our health system partners are unable to enter into acceptable contracts with such third-party payors, which could lead to a material adverse effect on our business, prospects, results of operations and financial condition.

For the year-ended December 31, 2012, approximately 3.3% of our net patient revenues was derived from providing “out-of-network” services, where payments to us come from third-party payors with which our surgical facilities do not have contracts. In such cases, we generally charge patients a co-payment and submit claims to the payor, which typically have been paid at higher than comparable contracted rates. However, there is a trend for third-party payors to adopt out-of-network fee schedules that are more comparable to our contracted rates or to discourage their enrollees from seeking treatment at out-of-network surgical facilities. In such situations, we may be forced to choose between not providing services to out-of-network patients and accepting a payor contract with relatively low payment rates. In certain situations, we have seen an increase in case volume upon transitioning to in-network billing, although we may experience an overall decrease in revenues. We can provide no assurance that we will see a sufficient increase in volume of cases to compensate for the decrease in per case revenues where we transition to in-network billing, or that when we decline to sign a payor contract we will see a sufficient increase in payment rates to compensate for the decrease in volume of cases resulting from being out-of-network.

Significant changes in our payor mix or case mix resulting from fluctuations in the types of cases performed at our facilities could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our results may change from period to period due to fluctuations in payor mix or case mix or other factors relating to the type of cases performed by physicians at our facilities. Payor mix refers to the relative share of total cases provided to patients with, respectively, no insurance, commercial insurance, Medicare coverage, Medicaid coverage and workers’ compensation insurance. Since, generally speaking, we receive relatively higher payment rates from commercial and workers’ compensation insurers than Medicare and Medicaid, a significant shift in our payor mix toward a higher percentage of Medicare and Medicaid cases, which could occur for reasons beyond our control, could result in a material adverse effect on our business, prospects, results of operations and financial condition. Case mix refers to the relative share of total cases performed by specialty, such as orthopedics, gastroenterology, pain management and otolaryngology. Generally speaking, we derive relatively higher revenues from certain types of cases. For example, orthopedic cases are generally higher revenue cases than pain management procedures, and if an orthopedic case that would have been performed at our facilities was replaced by a pain management case that was performed at our facilities, we would expect the revenue earned from that pain management case to be lower than the revenue that would have been earned for the orthopedic case. Therefore, a significant shift in our case mix toward a higher percentage of lower revenue cases, which could occur for reasons beyond our control, could result in a material adverse effect on our business, prospects, results of operations and financial condition.

As we operate in multiple markets, each with a different competitive landscape, shifts within our payor mix or case mix may not be uniform across all of our affiliated facilities. Rather, these shifts may be concentrated within certain markets due to local competitive factors. Therefore, the results of our individual affiliated facilities, including facilities that are material to our results, may be volatile, which could result in a material adverse effect on our business, prospects, results of operations and financial condition.

Payments we receive from workers’ compensation programs are subject to reduction as states implement reduced fee schedules and deal with increased budgeting and economic challenges.

Payments from workers’ compensation payors represented approximately 11% and 12% of our net patient revenues for the year-ended December 31, 2012 and the six-months ended June 30, 2013, respectively. Several states have recently considered or implemented workers’ compensation provider fee schedules. In some cases, the fee schedule rates contain lower rates than the rates our surgical facilities have historically been paid for the same services. Additionally, budgeting and economic challenges have caused some states to reduce the payments made to us under workers’ compensation programs. In 2012, California enacted legislation that reduced the reimbursement rate for patients receiving care through its workers’ compensation program by 33% beginning on January 1, 2013. In addition, North Carolina has also recently enacted legislation to reduce its workers’ compensation reimbursement rates by 15%, effective April 1, 2013. Finally, Indiana has passed legislation that will reduce workers’ compensation reimbursement rates by 53%, which is scheduled to go into effect on July 1, 2014. If the trend of states adopting lower workers’ compensation fee schedules continues, or the budgeting and economic challenges faced by states continue, resulting in reductions to reimbursement rates, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our relationships with health systems, including not-for-profit health systems, are important to our growth strategy. If we are not able to maintain good relationships with these health systems, or enter into new relationships, we may be unable to implement our growth strategy successfully, which could adversely affect our profitability.

Our business depends in part upon the success of our health system partners and the strength of our relationships with those healthcare systems. Our business could be adversely affected by any damage to those health systems’ reputation or to our relationships with them, or as a result of an irreconcilable dispute with a health system partner. At June 30, 2013, we held ownership interests in 60 facilities in partnership with 31 different health systems. Our health system relationships include local health systems, regional health systems and national health systems. We enter into co-development agreements or have informal co-development arrangements with health systems in which we agree to jointly develop a network of surgical facilities in a defined geographic area. We expect our acquisition activity to continue with the primary focus on the creation of partnerships with health systems. If we are unable to develop and maintain good relationships with such health systems, maintain our existing agreements on terms and conditions favorable to us or enter into relationships with additional health systems on favorable terms, or at all, we may be unable to implement our growth strategies successfully and such a failure could adversely affect our profitability. In addition, we are increasingly entering into joint ventures that we do not control because we do not have a majority stake in the joint venture or otherwise do not possess sufficient contractual rights to control the entity. Our failure to control such joint ventures may impair our ability to achieve the desired operating results from such joint ventures.

Material changes in revenue rulings published by the Internal Revenue Service (the “IRS”), case law or the interpretation of such rulings and case law could adversely affect our relationships with our not-for-profit health system partners and have a material adverse effect on our business, prospectus, results of operations and financial condition.

Our relationships with tax-exempt, not-for-profit health systems and the joint venture agreements that represent these relationships are structured to minimize the possibility of adverse tax consequences to the non-profit systems, such as the imposition of the unrelated business income tax or the loss of tax exemption. These relationships are generally structured with the assistance of counsel to the non-profit systems, who rely on revenue rulings published by the IRS as well as case law relevant to joint ventures between for-profit and not-for-profit healthcare entities. Material changes in these rulings and case law, or the interpretation of such rulings and case law by the IRS, could adversely affect our relationships with our not-for-profit health system partners. Further, our compliance with the rules applicable to tax-exempt entities could have an adverse impact on the margins of facilities we own in partnership with our not-for-profit health system partners. Such rules, revenue rulings, case law and interpretations may preclude us from being able to enter into joint venture agreements or new relationships with not-for-profit health systems, which could have a material adverse effect on our business, prospectus, results of operations and financial condition.

We depend on physician utilization of our facilities, which could decrease if we fail to maintain good relationships with physicians or due to other factors outside of our control.

Our business depends upon the efforts and success of the physicians who provide medical services at our facilities, and the strength of our relationships with these physicians. These physicians are not employees of our facilities and are generally not contractually required to use our facilities. We typically do not have contracts with physicians who use our facilities, other than partnership and operating agreements with physicians who own interests in our facilities, provider agreements with physicians who provide anesthesiology services in our surgical facilities and independent contractor agreements with physicians who provide certain limited services to the facilities, such as medical director services. Physicians who use our surgical facilities usually also use other surgery centers or hospitals. Due to technological advances, physicians may also choose to perform procedures that might otherwise be performed at our surgical facilities in their office, such as pain management procedures, endoscopies and cataract removals. Although many physicians who own an interest in our facilities are subject to agreements restricting them from having an ownership interest in competing facilities, these agreements do not restrict physicians from performing procedures at other facilities. Also, these agreements restricting ownership of competing facilities can be difficult to enforce, and we may be unsuccessful in preventing physicians who own an interest in our facilities from acquiring an interest in a competing facility.

We also depend on the quality of care provided by the physicians who provide medical services at our facilities. While those physicians are independent contractors and not employed by us or our facilities and maintain their own liability insurance coverage, the failure of particular groups of physicians who utilize our facilities to provide quality medical care or to otherwise adhere to professional guidelines at our surgical facilities or any damage to the reputation of a particular group of physicians with whom we are affiliated could also damage our reputation, subject us to liability and significantly reduce our revenues.

Healthcare reform and other factors are leading more physicians to accept employment by hospitals. The creation of ACOs may cause physicians to accept employment to become part of a network that includes an ACO. In addition, Medicare’s push for healthcare providers to invest in technology infrastructure to increase efficiencies may cause more physicians to move from private practice to employment with hospitals and ACOs because an individual physician or small group of physicians may view the costs associated with investing in technology as too large to bear individually. Physicians who accept employment with ACOs, hospitals or other organizations may be less likely to own, or may be contractually restricted from owning, interests in our facilities or, in some cases, restricted from using our facilities.

We have had and are likely to continue to have disputes with physicians who use our facilities or own interests in our facilities. Furthermore, we may in the future have disputes with key groups of physicians and such disputes, if they were to occur, could have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, key groups of physicians may elect to leave a facility for a variety of reasons unrelated to us, including, for example, to be employed by a hospital or health system that competes with our facility. Our revenues and profitability could be reduced if we lose our relationship with key groups of physicians, or if key groups of physicians cease or reduce their use of our facilities, and we are unable to replace those groups of physicians with others who will use our facilities. The financial success of our facilities is in part dependent upon the volume of procedures performed by the physicians who use our facilities, which is affected by the economy, healthcare reform, increases in patient co-payments and deductibles and other factors outside our or their control. In addition, the physicians who use our surgical facilities may choose not to accept patients who pay for services through certain third-party payors, which could reduce our revenues. Any reduction in our revenues due to a decrease in the use by physicians of our surgical facilities could have a material adverse effect on our business, prospects, results of operations and financial condition.

Physician treatment methodologies and governmental or commercial health insurance controls designed to reduce the number of surgical procedures may reduce our revenues and profitability.

Controls imposed by Medicare, managed Medicare, Medicaid, managed Medicaid, employer-sponsored healthcare plans and commercial health insurance payors designed to reduce surgical volumes, in some instances referred to as “utilization review,” could adversely affect our facilities. Although we are unable to predict the effect these changes will have on our operations, significant limits on the scope of services reimbursed and on reimbursement rates and fees may reduce our revenues and profitability. Additionally, trends in physician treatment protocols and commercial health insurance plan design, such as plans that shift increased costs and accountability for care to patients, could reduce our surgical volumes in favor of lower intensity and lower cost treatment methodologies, each of which could, in turn, have a material adverse effect on our business, prospects, results of operations and financial condition.

Our growth strategy depends in part on our ability to attract new physician investors, and to acquire and develop additional surgical facilities, on favorable terms. If we are unable to achieve either of these goals, our future growth could be limited.

We believe that an important component of our financial performance and growth is our ability to provide physicians who use our facilities with the opportunity to purchase ownership interests in our facilities. We may not be successful in attracting new physician investment in our surgical facilities, and that failure could result in a reduction in the quality, efficiency and profitability of our facilities. Based on competitive factors and market conditions, physicians may be able to negotiate relatively higher levels of equity ownership in our facilities, consequently limiting or reducing our share of the profits from these facilities. In addition, physician ownership in our facilities is subject to certain regulatory restrictions, see “— Risks Related to Healthcare Regulation — Our surgical facilities do not satisfy the requirements for any of the safe harbors under the Anti-Kickback Statute. If we fail to comply with the Anti-Kickback Statute, we could be subject to criminal and civil penalties, loss of licenses and exclusion from governmental programs, which may result in a substantial loss of revenues” and “— Risks Related to Healthcare Regulation — If we fail to comply with physician self-referral laws as they are currently interpreted or may be interpreted in the future, or if other legislative restrictions are issued, we could incur substantial monetary penalties and a significant loss of revenues.”

In addition, our growth strategy includes the acquisition of existing surgical facilities and the development of new surgical facilities jointly with local physicians and, in some cases, healthcare systems and other strategic partners. From January 2010 to June 30, 2013, we acquired nine consolidated facilities and 30 noncontrolling interests in facilities accounted for as equity method investments. If we are unable to successfully execute on this strategy in the future, our future growth could be limited. We may be unable to identify suitable acquisition and development opportunities, or to complete acquisitions and new projects in a timely manner and on favorable terms. Our acquisition and development activities require substantial capital resources, and we may need to obtain additional capital or financing, from time to time, to fund these activities. As a result, we may take actions that could have a material adverse effect on our business, prospects, results of operations and financial condition, including incurring substantial debt with certain restrictive terms. Further, sufficient capital or financing may not be available to us on satisfactory terms, if at all. In addition, our ability to acquire and develop additional surgical facilities may be limited by state certificate of need programs and other regulatory restrictions on expansion. We also face significant competition from local, regional and national health systems and other owners of surgical facilities in pursuing attractive acquisition candidates.

Shortages of surgery-related products, equipment and medical supplies and quality control issues with such products, equipment and medical supplies could disrupt our operations and adversely affect our case volume, case mix and profitability.

Our operations depend significantly upon our ability to obtain sufficient surgery-related products, drugs, equipment and medical supplies from suppliers on a timely basis. If we are unable to obtain such necessary products, or if we fail to properly manage existing inventory levels, we would be unable to perform certain surgeries, which could adversely affect our case volume or result in a negative shift in our case mix. In addition, as a result of shortages, we could suffer, among other things, operational disruptions, disruptions in cash flows, increased costs and reductions in profitability. At times, supply shortages have occurred in our industry, and such shortages may be expected to recur from time to time.

Medical supplies and services can also be subject to supplier product quality control incidents and recalls. In addition to contributing to materials shortages, product quality can affect patient care and safety. Material quality control incidents have occurred in the past and may occur again in the future, for reasons beyond our control, and such incidents can negatively impact our case volume, product costs and our reputation. In addition, we may have to incur costs to resolve quality control incidents related to medical supplies and services regardless of whether they were caused by us. Our inability to obtain the necessary amount and quality of surgery-related products, equipment and medical supplies due to a quality control incident or recall could have a material adverse effect on our business, prospects, results of operations and financial condition.

Competition for staffing, shortages of qualified personnel or other factors could increase our labor costs and adversely affect our results of operations and cash flows.

Our operations are dependent on the efforts, abilities and experience of our management and clinical personnel, particularly nurses. We compete with other healthcare providers in recruiting and retaining qualified management and support personnel responsible for the daily operations of each of our facilities. In some markets, the lack of availability of clinical personnel, such as nurses, has become a significant operating issue facing all healthcare providers. This shortage may require us to continue to enhance wages and benefits to recruit and retain qualified personnel or to contract for more expensive temporary personnel. For the year-ended December 31, 2012 and the six-months ended June 30, 2013, our salary and benefit expenses represented 32.4% and 32.4%, respectively, of our net operating revenues. We also depend on the available labor pool of semi-skilled and unskilled workers in each of the markets in which we operate.

If our labor costs increase, we may not be able to raise rates to offset these increased costs. Because a significant percentage of our revenues consist of fixed, prospective payments, our ability to pass along increased labor costs is limited. In particular, if labor costs rise at an annual rate greater than our net annual consumer price index basket update from Medicare, our results of operations and cash flows will likely be adversely affected. Any union activity at our facilities that may occur in the future could contribute to increased labor costs. Certain proposed changes in federal labor laws and the National Labor Relations Board’s modification of its election procedures could increase the likelihood of employee unionization attempts. Although none of our teammates are currently represented by a collective bargaining agreement, to the extent a significant portion of our employee base unionizes, it is possible our labor costs could increase materially. Our failure to recruit and retain qualified management and medical personnel, or to control our labor costs, could have a material adverse effect on our business, prospects, results of operations and financial condition.

We face intense competition for patients, physicians, strategic relationships and commercial payor contracts.

The healthcare business is highly competitive and each of the individual geographic areas in which we operate has a different competitive landscape. In each of our markets we compete with other healthcare providers for patients and in contracting with commercial payors. In addition, because the number of physicians available to utilize and invest in our facilities is finite, we face intense competition from other surgery centers, hospitals, health systems and other healthcare providers in recruiting physicians to utilize and invest in our facilities. We are in competition with other surgery centers, hospitals and healthcare systems in the communities we serve to attract patients and provide them with the care they need. There are hospitals and health systems that compete with us in each market in which we operate, and many of them have more established relationships with physicians and payors than we do. To the extent that a majority of physicians within an individual community or market decide to partner with a competing surgery center, hospital or health system and not with us, our affiliated facility in such community may become unprofitable and the value of this asset may decrease, even drastically. In addition, other companies are currently in the same or similar business of developing, acquiring and operating surgical facilities, or may decide to enter this business. We also compete with some of these companies for entry into strategic relationships with health systems and physicians. Moreover, many physicians develop surgical facilities without a corporate partner, using consultants who perform services that we often perform for a fee and do not take an equity interest in the ongoing operations of the facility. As a result of the differing competitive factors within the markets in which we operate, the individual results of our facilities may be volatile. If we are unable to compete effectively with any of these entities or groups, or to attract a sufficient number of physicians to utilize or invest in our facilities, we may be unable to implement our business strategies successfully, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

We often are subject to malpractice and related legal claims, and we could be required to pay significant damages in connection with those claims, which may not be covered by insurance.

In the ordinary course of business, we are subject to legal actions alleging malpractice or related legal claims arising out of the treatment of patients at our facilities. Many of these actions involve large monetary claims and significant defense costs. In some cases, it may be difficult to control the level of risk in this area. For example, it is possible that our facilities could inadvertently purchase tainted products from ostensibly reputable suppliers. Other providers are facing substantial litigation costs, and could face substantial damages, in connection with medical malpractice and products liability claims associated with the purchase of tainted epidural steroids, the administration of which by ASCs and other types of providers resulted in the recent nationwide meningitis outbreak. We maintain liability insurance in amounts that we believe are appropriate for our operations, including professional and general liability insurance that provides coverage on a claims-made basis of $1.0 million per occurrence and $3.0 million in annual aggregate coverage per surgical facility. We also maintain umbrella liability insurance in the aggregate amount of $10.0 million and excess liability insurance in the aggregate amount of $15.0 million. See “Business — Operational Risk and Insurance” for additional information regarding our insurance coverage. However, this insurance coverage may not cover all claims against us, and insurance coverage may not continue to be available at a cost satisfactory to us to allow for the maintenance of adequate levels of insurance. If one or more successful claims against us were not covered by or exceeded the coverage of our insurance, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our volume and case mix may be adversely affected due to current and future economic conditions.

The U.S. economy continues to experience difficult conditions. Our case volume and case mix may be adversely affected by patients’ inability to pay for procedures in our facilities. Higher numbers of unemployed individuals generally translates into more individuals without healthcare insurance to help pay for procedures, thereby increasing the potential for persons to elect not to have procedures performed. However, a majority of the procedures performed in our surgical facilities are not considered truly elective in nature. Therefore, even procedures normally thought to be non-elective may be delayed or may not be performed if the patient cannot afford the procedure due to a lack of insurance or money to pay their portion of our facilities’ fee.

In addition, the difficult conditions of the U.S. economy have adversely affected and could continue to adversely affect the budgets of individual states and the Federal government, which has resulted in and could continue to result in attempts to reduce payments made to us by federal and state government healthcare programs, including Medicare, military services, Medicaid and workers’ compensation programs, a reduction in the scope of services covered by those programs and an increase in taxes and assessments on our activities. On October 1, 2013, the Federal government entered a shutdown suspending services deemed non-essential as a result of the failure by Congress to enact regular appropriations for the 2014 fiscal year. While the Federal government’s contractors continue to make payments on Medicare claims, a prolonged shutdown could cause significant regulatory delays, including delays in our ability to obtain Medicare billing numbers or achieve Medicare certification for new facilities. Furthermore, if the current Federal government debt incurrence ceiling expires and is not raised by Congress, the Federal government could default on its debts. A prolonged shutdown or a failure to raise the debt ceiling would negatively affect the U.S. economy and could have a material adverse effect on the healthcare industry, our business, results of operations or financial condition.

Many of our facilities are concentrated in certain states, which makes us particularly sensitive to regulatory, economic and other conditions in those states.

Our revenues are particularly sensitive to regulatory, economic and other conditions in certain states where we have a greater concentration of facilities. For the six-months ended June 30, 2013, our facilities located in North Carolina, California and Texas represented approximately 14%, 14% and 12%, respectively, of our net patient revenues. Additionally, facilities located in each of Alabama, Alaska, Connecticut, Florida and Idaho represented in excess of 5% of our net patient revenues for the six-months ended June 30, 2013. Of our 60 nonconsolidated facilities accounted for as equity method investments, as of June 30, 2013, 27 of these facilities were located in California and 11 of these facilities were located in Indiana. If there were an adverse regulatory, economic or other development in any of the states in which we have a higher concentration of facilities, our case volumes could decline in these states or there could be other unanticipated adverse impacts on our business in those states, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

We have a history of net losses and may not achieve or sustain profitability in the future.

We have historically incurred periods of net losses, including net losses of approximately $20.0 million in 2012, $9.7 million in 2011 and $14.9 million in 2010. We cannot assure you that our revenues will grow or that we will achieve or maintain profitability in the future. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. Our ability to achieve profitability will be affected by the other risks and uncertainties described in this section and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” If we are not able to achieve, sustain or increase profitability, our business will be adversely affected and our stock price may decline.

Certain of our partnership and operating agreements contain termination dates that will require us to amend and possibly renegotiate such agreements.

Certain of our limited partnership (“LP”) agreements, general partnership agreements and limited liability company (“LLC”) operating agreements have termination dates by which the agreement expires by its terms. In some cases, termination dates are required under the applicable state law governing the form of entity. In these situations we would attempt to negotiate an amendment to the agreement to prevent such termination if we wish to continue the business. Any such amendment could also require us to renegotiate material terms of the agreements with our physician and health system partners. There is no guarantee that we will be able to renegotiate these agreements on terms that are favorable or satisfactory to us or at all. If we are unable to amend or renew our agreements on terms that are satisfactory to us or at all, this could have a material adverse effect on our business, prospects, results of operations and financial condition. We have one agreement involving one facility with a termination date in 2013 and two agreements involving three facilities with termination dates in 2014.

Certain of our partnership and operating agreements contain provisions giving rights to our partners and other members that may be adverse to our interests.

Certain of the agreements governing the LPs, general partnerships and LLCs through which we own and operate our facilities contain provisions that give our partners or other members rights that may, in certain circumstances, be adverse to our interests. These rights include, but are not limited to, rights to purchase our interest in the partnership or LLC, rights to require us to purchase the interests of our partners or other members, or rights requiring the consent of our partners and other members prior to our transferring our ownership interest in a facility or prior to a change in control of us or certain of our subsidiaries. With respect to these purchase rights, the agreements generally include a specified formula or methodology to determine the applicable purchase price, which may or may not reflect fair market value.

In one case, the agreement governing six facilities that we co-own with Sutter Health gives them the absolute right to purchase our interest in the facilities, including our ongoing profits from managing the facilities, after the passage of a certain amount of time. The first of these rights to be triggered will occur in 2017. The purchase price of our interest will be the fair market value as determined by an independent appraisal. This agreement further provides that if our partner forgoes the right to acquire our interest upon the initial trigger date, such right will renew and offer our partner the same opportunity every three years. There are an additional three facilities co-owned with Sutter Health for which they have the right to purchase up to 20% of our ownership interest in one facility and up to 10% of our ownership interest in two facilities, also at fair market value. Although the stated purchase price for these acquisitions is fair market value, the purchase of our interests by our partner will prevent us from continuing to recognize ongoing profits from owning and managing these facilities, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

In addition to the purchase and consent rights described above, almost all of our partnership and operating agreements contain restrictions on actions that we can take, even though we may be the general partner or the managing member. Examples of these restrictions include the rights of our partners and other members to approve the sale of substantially all of the assets of the partnership or LLC, to dissolve the partnership or LLC, to appoint a new or additional general partner or managing member and to amend the partnership or operating agreements. Many of our agreements also restrict our ability in certain instances to compete with our existing facilities or with our partners. Where we hold only a limited partner or a non-managing member interest, the general partner or managing member may take certain actions without our consent, although we typically have certain protective rights to approve major decisions such as the sale of substantially all of the assets of the entity, dissolution of the partnership or LLC and the amendment of the partnership or operating agreement. These management and governance rights held by our partners and other members limit and restrict our ability to make unilateral decisions about the management and operation of the facilities without the approval of our partners and other members.

We may have a special legal responsibility to the holders of ownership interests in the entities through which we own our facilities, which may conflict with, and prevent us from acting solely in, our own best interests.

We generally hold our ownership interests in facilities through limited or general partnerships, LLCs or limited liability partnerships (“LLPs”) in which we maintain an ownership interest along with physicians and, in some cases, health systems. As general partner and manager of most of these entities, we may have a special responsibility, known as a fiduciary duty, to manage these entities in the best interests of the other interest holders. We may encounter conflicts between our responsibility to the other interest holders and our own best interests. For example, we have entered into management agreements to provide management services to our surgical facilities in exchange for a fee. Disputes may arise as to the nature of the services to be provided or the amount of the fee to be paid. In these cases, we may be obligated to exercise reasonable, good faith judgment to resolve the disputes and may not be free to act solely in our own best interests. Disputes may also arise between us and our physician investors with respect to a particular business decision or regarding the interpretation of the provisions of the applicable LP agreement or operating agreement. We seek to avoid these disputes but have not implemented any measures to resolve these conflicts if they arise. If we are unable to resolve a dispute on terms favorable or satisfactory to us, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

We may have difficulty operating and integrating newly acquired or developed facilities.

If we acquire or develop additional facilities, we may experience difficulty in retaining or integrating their operations, key physicians, systems and personnel. In some acquisitions, we may have to renegotiate, or risk losing, one or more of the facility’s commercial payor contracts. We may also be unable to immediately collect the accounts receivable of an acquired facility while we align the payors’ payment systems and accounts with our own systems. Certain transactions can require licensure changes which, in turn, result in disruptions in payment for services. Moreover, the integration of acquired facilities may result in the diversion of our management’s time from our existing operations.

If we are not successful in integrating newly acquired surgical facilities, we may not realize the potential benefits of such acquisitions. Likewise, if we are not able to integrate acquired facilities’ operations and personnel with ours in a timely and efficient manner, then the potential benefits of the transaction may not be realized. In particular, if we experience the loss of key personnel or if the effort devoted to the integration of acquired facilities diverts significant management or other resources from other operational activities, our operations could be impaired.

In addition, we may acquire facilities with unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations. Although we maintain professional and general liability insurance that provides coverage on a claims-made basis of $1.0 million per occurrence and $3.0 million in annual aggregate coverage per surgical facility, we do not maintain insurance specifically covering all unknown or contingent liabilities that may have occurred prior to the acquisition of facilities. See “Business — Operational Risk and Issuance” for additional information regarding our insurance coverage. In some cases, our right to indemnification for these liabilities from the seller may be subject to negotiated limits or limits on our ability to enforce indemnification rights.

In developing new facilities, we may be unable to attract physicians to use our facilities or to enter into favorable contracts with commercial payors. In addition, newly developed facilities typically incur net losses during the initial periods of operation and, unless and until their case loads grow, they generally experience lower total revenues and operating margins than established facilities. Integrating a new facility can be expensive and time consuming and could disrupt our ongoing business and distract our management and other key teammates.

Growth of patient receivables or deterioration in the ability to collect on these accounts, due to changes in economic conditions or otherwise, could have a material adverse effect on our business, prospects, results of operations and financial condition.

The primary collection risks with respect to our patient receivables relate to patient accounts for which the primary third-party payor has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and co-payments) remain outstanding. Our provision for doubtful accounts relates primarily to amounts due directly from patients.

We provide for bad debts principally based upon the type of payor and the age of the receivables. Our allowance for doubtful accounts at December 31, 2012 and June 30, 2013 represented approximately 7.5% and 7.2% of our accounts receivable balance, respectively.

Due to the difficulty in assessing future trends, including the effects of changes in economic conditions, we could be required to increase our provision for doubtful accounts. An increase in the amount of patient receivables or a deterioration in the collectability of these accounts could have a material adverse effect on our business, prospects, results of operations and financial condition.

Because our senior management has been key to our growth and success, we may be adversely affected if we lose the services of our senior management.

Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial and operating teammates. Although we have employment agreements with senior management, we do not maintain “key man” life insurance policies for any of our senior management. Competition for senior management generally, and within the healthcare industry specifically, is intense and we may not be able to recruit and retain the personnel we need if we were to lose an existing member of senior management. Many of our senior management and other financial and operating key teammates were recruited by us specifically due to their industry experience or specific expertise. The loss of senior management or other key teammates, without adequate replacements, or our inability to attract, retain and motivate sufficient numbers of qualified senior management or other key teammates, could have a material adverse effect on our business, prospects, results of operations and financial condition.

We rely on our private equity sponsor.

We have in recent years depended on our relationship with TPG, our private equity sponsor, to help guide our business plan. TPG has significant expertise in financial matters. This expertise has been available to us through the representatives TPG has had on SCA’s board of directors and as a result of our management services agreement with TPG. In connection with the completion of this offering, the management services agreement with TPG will terminate. Pursuant to the Stockholders’ Agreement (as defined herein) to be executed in connection with the closing of this offering, representatives of TPG will have the ability to appoint a majority of the seats on our board of directors, and as a result Mr. Sisitsky, a TPG Partner, Mr. Rhodes, a TPG Principal, and Mr. Geiser and Dr. Mansukani, each of whom provide consulting services to TPG, will be appointed to our board of directors. After the offering, TPG may elect to reduce its ownership in our company or reduce its involvement on our board of directors, which could reduce or eliminate the benefits we have historically achieved through our relationship with it. See “ — Risks Related to this Offering — TPG will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may results in conflicts with us or you in the future.”

We have a substantial amount of indebtedness, which may adversely affect our available cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

We have a substantial amount of indebtedness. As of June 30, 2013, we had approximately $792.4 million of indebtedness (excluding capital leases), which includes $605.5 million under our Senior Secured Credit Facilities and $150.0 million of Senior Subordinated Notes. We also have $132.3 million of unused commitments under our Class B Revolving Credit Facility (as defined herein). At June 30, 2013, we had approximately $1.7 million in letters of credit outstanding. For more information regarding our existing indebtedness, see “Description of Certain Indebtedness.”

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial indebtedness, combined with our other financial obligations and contractual commitments, could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under such instruments;

•	make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that are less highly leveraged and therefore able to take advantage of opportunities that our indebtedness prevents us from exploiting; and

•	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes.

Any of the above listed factors could have a material adverse effect on our business, prospects, results of operations and financial condition. Furthermore, our interest expense could increase if interest rates increase because a portion of our debt under our Senior Secured Credit Facilities bears interest at floating rates, which could adversely affect our cash flows. If we do not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

In addition, our Senior Secured Credit Facilities and Senior Subordinated Notes contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. A breach of any of these restrictive covenants, if not cured or waived, could result in an event of default that could trigger acceleration of our indebtedness and may result in the acceleration of or default under any other debt to which a cross-acceleration or cross-default provision applies, which could have a material adverse effect on our business and financial condition. Utilization of the Class B Revolving Credit Facility is subject to compliance with a total leverage ratio test. In addition, our Senior Secured Credit Facilities require prepayment of the outstanding indebtedness thereunder if we have certain excess cash flow, as described therein. Finally, our Senior Secured Credit Facilities require the repayment in full of all amounts outstanding thereunder upon a change of control, as defined therein, and the Indenture for our Senior Subordinated Notes (the “Indenture”) requires us upon a change of control, as defined therein, to make an offer to repurchase all of the outstanding Senior Subordinated Notes.

Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, including secured indebtedness. Although the Indenture governing the Senior Subordinated Notes and the Amended and Restated Credit Agreement governing our Senior Secured Credit Facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. If new debt is added to our or our subsidiaries’ current debt levels, the related risks that we face would be increased.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our ability to pay interest on and principal of our debt obligations principally depends upon our operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments.

In addition, we conduct our operations through our subsidiaries. Accordingly, repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In particular, the constituent documents governing many of our non-wholly owned subsidiaries limit, under certain circumstances, our ability to access the cash generated by those subsidiaries in a timely manner.

If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or capital expenditures or seeking to raise additional capital. Our ability to restructure or refinance our debt, if at all, will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations at all or on commercially reasonable terms, could affect our ability to satisfy our debt obligations and have a material adverse effect on our business, prospects, results of operations and financial condition.

The terms of our Senior Secured Credit Facilities and the Indenture governing the Senior Subordinated Notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

Our Senior Secured Credit Facilities and the Indenture governing the Senior Subordinated Notes contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating restrictions, including restrictions on our ability to engage in acts that may be in our best long-term interests.

The Amended and Restated Credit Agreement governing our Senior Secured Credit Facilities and the Indenture governing the Senior Subordinated Notes include covenants restricting, among other things, our ability to:

•	incur liens;

•	incur or assume additional debt or guarantees or issue or sell certain types of preferred stock;

•	pay dividends or make redemptions and repurchases with respect to capital stock;

•	prepay, or make redemptions and repurchases of, subordinated debt;

•	make loans or investments; and

•	engage in mergers, acquisitions, asset sales, sale/leaseback transactions and transactions with affiliates.

The operating restrictions and covenants in these debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Our ability to comply with these covenants may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants, alternative sources of financing or reductions in expenditures. In addition, the outstanding indebtedness under our Senior Secured Credit Facilities are, subject to certain exceptions, secured by security interests in substantially all of our, SCA’s and the other Guarantors’ (as defined herein) assets. A breach of any of the restrictive covenants in the Amended and Restated Credit Agreement governing the Senior Secured Credit Facilities would result in a default, and our lenders may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, or enforce and foreclose on their security interest and liquidate some or all of such pledged assets, any of which would result in an event of default under the Senior Subordinated Notes. The lenders under our Senior Secured Credit Facilities also have the right in these circumstances to terminate any commitments they have to provide further borrowings.

We are exposed to market risks related to interest rate changes.

We are exposed to market risk related to changes in interest rates as a result of the floating interest rates applicable to the outstanding debt under our Senior Secured Credit Facilities, including our $215.5 million Class B Term Loan due December 30, 2017 and our $390.0 million Class C Incremental Term Loan due June 30, 2018. The interest rate on the Class B Term Loan and the Class C Incremental Term Loan at June 30, 2013 was 4.28% and 4.25%, respectively. The weighted average interest rate for the outstanding debt under our Senior Secured Credit Facilities as of June 30, 2013 was 4.26%. Borrowings under each portion of the Senior Secured Credit Facilities bear interest at a base rate or at LIBOR, as elected by us, plus an applicable margin. The base rate is determined by reference to the higher of (i) the prime rate of JPMorgan Chase Bank, N.A. and (ii) the federal funds effective rate plus 0.50%. The LIBOR rate is determined by reference to the interest rate for dollar deposits in the London interbank market for the interest period relevant to such borrowings. There is no cap on the maximum interest rate for the Senior Secured Credit Facilities. As of June 30, 2013, we held forward starting interest rate swaps hedging interest rate risk on $240.0 million of our variable rate debt to manage our exposure to these fluctuations. These forward starting interest rate swaps, which are swaps that are entered into at a specified trade date but do not begin to accrue interest until a future start date, extend the interest rate swaps that we terminated in 2012 and will terminate in 2013. These swaps are “receive floating/pay fixed” instruments, meaning we receive floating rate payments, which fluctuate based on LIBOR, from the counterparty and provide payments to the counterparty at a fixed rate, the result of which is to convert the interest rate of a portion of our floating rate debt into fixed rate debt in order to limit the variability of interest-related payments caused by changes in LIBOR. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk.”

We make significant loans to the partnerships and limited liability companies that own and operate certain of our facilities.

For certain of our surgical facilities, indebtedness at the partnership or LLC level is funded through intercompany loans that we provide. Through many of these loans, which totaled approximately $42.4 million to 46 surgical facilities and $38.9 million to 43 surgical facilities as of December 31, 2012 and June 30, 2013, respectively, we have a security interest in the partnership’s or LLC’s assets. However, our business, prospects, financial condition and results of operations could be materially adversely affected if our surgical facilities are unable to repay these intercompany loans.

We are liable for certain debts and other obligations of the partnerships and limited liability companies that own and operate certain of our facilities.

In certain of the general partnerships, LPs, LLPs or LLCs in which one of our affiliates is the general partner or managing member, our affiliate is liable for some or all of the debts and other obligations of the entity. Our partners or co-members are often required to guarantee their pro rata share of any indebtedness or lease agreements to which the entity is a party in proportion to their ownership interest in the entity. As of June 30, 2013, we guaranteed a total of $38.1 million of debt, consisting of $35.5 million at consolidated facilities and $2.6 million in the aggregate at nonconsolidated and managed-only facilities. For more information regarding guarantees made to nonconsolidated or managed-only facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Off-Balance Sheet Transactions.” There can be no assurance that a third-party lender or lessor would seek performance of the guarantees rather than seek repayment from us of any obligation of the general partnership, LP, LLP or LLC if there is a default, or that the physician partners or co-members would have sufficient assets to satisfy their guarantee obligations.

We may recognize impairments on long-lived assets, including goodwill and other intangible assets, or recognize impairments on our equity method investments.

Our balance sheet at June 30, 2013 contained intangible assets, including goodwill, of $754.5 million. Future acquisitions that result in the recognition of additional long-lived and intangible assets would cause an increase in these types of assets. On an ongoing basis, we evaluate whether facts and circumstances indicate any potential impairment to the carrying value of these assets could exist. Estimates of the future cash flows associated with the assets are critical to the impairment assessments. Changes in estimates based on changed economic conditions or business strategies could result in material impairment charges and therefore have a material adverse impact on our business, prospects, results of operations and financial condition.

We recognize an impairment charge when the decline in the estimated fair value of our equity method investments in our nonconsolidated facilities below their book value are judged to be other-than-temporary. Significant judgment is used to identify events or circumstances that would likely have a significant adverse effect on the future prospects of an equity method investment. We consider various factors in determining whether an impairment is other-than-temporary, including the severity and duration of the impairment, forecasted recovery and the financial condition and near-term prospects of the facility. Our current evaluation of other-than-temporary impairments reflects our intent to maintain our equity method investments for a reasonable period of time sufficient for a forecasted recovery of fair value. However, our intent to hold certain of these investments may change in future periods as a result of facts and circumstances impacting the operations of the facility. If our intent changes and we do not expect the equity method investment to fully be recoverable, we will write down the investment to its fair value in the period that our intent changes.

If we are unable to manage and secure our information systems effectively, our operations could be disrupted.

Our operations depend significantly on effective information systems, which require continual maintenance, upgrading and enhancement to meet our operational needs. Any system failure that causes an interruption in service or availability of our systems could adversely affect operations or delay the collection of revenues. Moreover, our growth and acquisition strategy will require frequent transitions and integration of various information systems. If we are unable to properly integrate other information systems or expand our current information systems, we could suffer, among other things, operational disruptions, disruptions in cash flows and increases in administrative expenses.

Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of our operational or information security systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or lead to fines and financial losses. As a result, cyber security and the continued development and enhancement of the controls and processes designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for us. Although we believe that we have robust information security procedures and other safeguards in place, as cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures or to investigate and remediate any information security vulnerabilities.

We may not be able to fully realize the value of our net operating loss carryforwards.

As of December 31, 2012, we had unused federal net operating loss carryforwards (“NOLs”) of approximately $241.1 million. Such losses expire in various amounts at varying times beginning in 2027. Unless they expire, these NOLs may be used to offset future taxable income and thereby reduce our income taxes otherwise payable. While we believe we will be able to use a substantial portion of these tax benefits before they expire, no such assurances can be provided. For further discussion of our NOLs see Note 13, Income Taxes, to the accompanying consolidated financial statements.

As of December 31, 2012, we maintained a full valuation allowance of $151.8 million against our deferred tax assets. On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. While we have concluded that a full valuation allowance continued to be appropriate as of June 30, 2013, we are continually monitoring actual and forecasted earnings. If there is a change in management’s assessment of the amount of deferred income tax assets that is realizable, adjustments to the valuation allowance will be made in future periods.

If reversal of the valuation allowance does occur, we will need to continue to monitor results. If our expectations for future operating results on a consolidated basis or at the state jurisdiction level vary from actual results due to changes in healthcare regulations, general economic conditions, or other factors, we may need to adjust the valuation allowance, for all or a portion of our deferred tax assets. Our income tax expense in future periods will be reduced or increased to the extent of offsetting decreases or increases, respectively, in our valuation allowance in the period when the change in circumstances occurs. These changes could have a significant impact on our future earnings.

Section 382 (“Section 382”) of the Internal Revenue Code of 1986, as amended (the “Code”) imposes an annual limit on the ability of a corporation that undergoes an “ownership change” to use its NOLs to reduce its tax liability. An “ownership change” is generally defined as any change in ownership of more than 50% of a corporation’s “stock” by its “5-percent shareholders” (as defined in Section 382) over a rolling three-year period based upon each of those shareholder’s lowest percentage of stock owned during such period. It is possible that future transactions, not all of which would be within our control (including a possible sale by the TPG Funds or MTS of some or all of their respective shares of our common stock), could cause us to undergo an ownership change as defined in Section 382. In that event, we would not be able to use our pre-ownership-change NOLs in excess of the limitation imposed by Section 382. At this time, we do not believe these limitations will affect our ability to use any NOLs before they expire. However, no such assurances can be provided. If our ability to utilize our NOLs to offset taxable income generated in the future is subject to this limitation, it could have an adverse effect on our business, prospects, results of operations and financial condition.

Our facilities may be adversely impacted by weather and other factors beyond our control.

The financial results of our facilities may be adversely impacted by adverse weather conditions, such as tornadoes, earthquakes and hurricanes, or other factors beyond our control, such as wildfires. These weather conditions or other factors could disrupt patient scheduling, displace our patients, teammates and physician partners and force certain of our facilities to close temporarily or for an extended period of time. In certain markets, including Southern and Northern California, we have a large concentration of surgery centers that may be simultaneously affected by adverse weather conditions, earthquakes, wildfires or other events beyond our control.

Our pro forma financial information may not be representative of our future performance.

In preparing the pro forma financial information included in this prospectus, we have made adjustments to our historical financial information based upon currently available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the acquisition of Health Inventures, LLC. The estimates and assumptions used in the calculation of the pro forma financial information in this prospectus may be materially different from our actual experience. Accordingly, the pro forma financial information included in this prospectus does not purport to indicate the results that would have actually been achieved had the acquisition of Health Inventures, LLC been completed on the assumed date or for the periods presented, or which may be realized in the future, nor does the pro forma financial information give effect to any events other than those discussed in our unaudited pro forma condensed combined financial statements of operations and related notes.

Risks Related to Healthcare Regulation

We are currently unable to predict the impact of the Health Reform Law, which represents a significant change to the healthcare industry.

The Health Reform Law will change how healthcare services are covered, delivered and reimbursed through, among other things, expanded coverage of uninsured individuals, reduced growth in Medicare program spending and the establishment of programs where reimbursement is tied to quality. In addition, the Health Reform Law reforms certain aspects of health insurance, expands existing efforts to tie Medicare and Medicaid payments to performance and quality, and contains provisions intended to strengthen fraud and abuse enforcement. Further, the Health Reform Law provides for a value-based purchasing program, the establishment of ACOs and bundled payment pilot programs, through which healthcare providers are paid a single “bundled” payment for multiple services delivered to a single patient during a specific episode of care or period of time.

The Health Reform Law was signed into law in March of 2010 and was largely upheld as constitutional by the Supreme Court on June 28, 2012. However, many of its measures do not take effect until 2014. In addition, the Health Reform Law’s employer mandate, which requires firms with 50 or more full-time employees to offer health insurance or pay fines, will be delayed until January 1, 2015. Further, it is unclear how many states will decline to implement the Medicaid expansion provisions of the law. The Health Reform Law is intended to provide coverage and access to substantially all Americans, to increase the quality of care provided and to reduce the rate of growth in healthcare expenditures. The changes include, among other things, expanding Medicare’s use of value-based purchasing programs, tying facility payments to the satisfaction of certain quality criteria, bundling payments to hospitals and other providers, reducing Medicare and Medicaid payments, expanding Medicaid eligibility, requiring many health plans (including Medicare) to cover, without cost-sharing, certain preventative services and expanding access to health insurance. The Health Reform Law also places limitations on an exception to Section 1877 of the Social Security Act, or the “Stark Law,” which allows physicians to invest in hospitals if the physicians’ investments are in the entire hospital and not just a department of the hospital (the “whole hospital exception”). Among other things, the Health Reform Law prohibits hospitals from increasing the percentages of the total value of the ownership interests held in the hospital by physicians after March 23, 2010, and places restrictions on the ability of a hospital subject to the whole hospital exception to add operating rooms, procedure rooms and beds. The Health Reform Law provides for additional enforcement tools, cooperation between federal agencies and funding for enforcement. It is difficult to predict the impact the Health Reform Law will have on our operations given the delay in implementing regulation, pending court challenges and possible amendment or repeal of elements of the Health Reform Law. The Health Reform Law mandates reductions in reimbursement, such as adjustments to the hospital inpatient and outpatient prospective payment system market basket updates and productivity adjustments to Medicare’s annual inflation updates, which became effective in 2010 and 2012. Further, additional cuts to Medicare and Medicaid payments are expected as Congress continues to deal with the U.S. fiscal crisis.

The Health Reform Law makes several significant changes to healthcare fraud and abuse laws, provides additional enforcement tools for the Federal government, increases cooperation between federal agencies by establishing mechanisms for the sharing of information and enhances criminal and administrative penalties for non-compliance. For example, the Health Reform Law (i) provides $350 million in increased federal funding over the next 10 years to fight healthcare fraud, waste and abuse; (ii) expands the scope of the Recovery Audit Contractor (“RAC”) program to include both the Medicaid and Medicare Advantage plans; (iii) authorizes the U.S. Department of Health and Human Services (“HHS”), in consultation with the Office of Inspector General (“OIG”), to suspend Medicare and Medicaid payments to a provider of services or a supplier “pending an investigation of a credible allegation of fraud”; (iv) provides Medicare contractors with additional flexibility to conduct random prepayment reviews; and (v) strengthens the rules for returning overpayments made by governmental health programs, including expanding liability under the False Claims Act (the “FCA”) to extend to failures to timely repay identified overpayments.

As a result of the Health Reform Law, we expect enhanced scrutiny of healthcare providers’ compliance with state and federal regulations, increased enforcement of infection control standards and implementation of other quality control measures. Several commercial payors also do not reimburse providers for certain preventable adverse events. The Health Reform Law also contains a number of provisions that are intended to improve the quality of care that is provided to Medicare and Medicaid beneficiaries. For example, CMS has established an ASC Quality Reporting Program, which will be implemented beginning with 2014 payment determinations, based on data collected beginning in 2012. An increased emphasis by government and accreditation agencies on the accuracy of quality reporting, quality performance and more rigorous performance standards and oversight could result in a reduction of the payments and fees that we receive from Medicare.

Further, the Health Reform Law provides for the establishment of state and federal health insurance exchanges. The purpose of the exchanges is to provide consumers, including individuals that do not currently have health insurance, with a convenient and transparent marketplace through which individual health insurance products may be purchased. The exchanges became operational on October 1, 2013, with insurance coverage purchased through the exchanges taking effect in January 2014. It is possible that rates payable to providers under health insurance policies purchased by an individual on an exchange will be lower than rates payable under policies purchased by an employer for a group. It is also possible that some employers will opt, under the so-called “pay or play” rules, to cease providing group coverage and pay a penalty, leaving their employees to purchase individual policies through the exchanges. The impact of the health insurance exchanges on the market for individual policies, and the rates payable to providers under health insurance products offered through these exchanges, is uncertain.

Because of the many fluid and dynamic variables involved, we are currently unable to predict the net effect of the Health Reform Law and other associated changes within the healthcare industry on us or our operations. Further, it is unclear how efforts to repeal or revise the Health Reform Law will be resolved or what the impact, if any, would be of any resulting changes to the law. However, depending on how the Health Reform Law is ultimately interpreted, amended and implemented, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

If we fail to comply with or otherwise incur liabilities under the numerous federal and state laws and regulations relating to the operation of our facilities, we could incur significant penalties or other costs or be required to make significant changes to our operations.

We are subject to many laws and regulations at the federal, state and local government levels in the markets in which we operate. These laws and regulations require that our facilities meet various licensing, certification and other requirements, including, but not limited to, those relating to:

•	ownership and control of our facilities;

•	qualification of medical and support persons;

•	pricing of, billing for and coding of services and properly handling overpayments;

•	the adequacy of medical care, equipment, personnel, operating policies and procedures;

•	maintenance and preservation of medical records;

•	financial arrangements between referral sources and our facilities;

•	the protection of privacy, including patient and credit card information;

•	provision of emergency services;

•	antitrust;

•	state licensing standards; and

•	environmental protection, health and safety.

If we fail or have failed to comply with applicable laws and regulations, we could subject ourselves to administrative, civil or criminal penalties, cease and desist orders, forfeiture of amounts owed and recoupment of amounts paid to us by governmental or commercial payors, loss of licenses necessary to operate and disqualification from Medicare, Medicaid and other government-sponsored healthcare programs.

We do not control compliance programs at certain of our nonconsolidated facilities; however, if there are failures in compliance or regulatory violations at those facilities, such failures or violations could have a material adverse effect on our business, prospects, results of operations and financial condition.

In pursuing our growth strategy, we may seek to expand our presence into states in which we do not currently operate. In new geographic areas, we may encounter laws and regulations that differ from those applicable to our current operations. If we are unwilling or unable to comply with these legal requirements in a cost-effective manner, we will not be able to expand into new states.

In addition, some of the governmental and regulatory bodies that regulate us are considering or may in the future consider enhanced or new regulatory requirements. These authorities may also seek to exercise their supervisory or enforcement authority in new or more robust ways. All of these possibilities, if they occurred, could detrimentally affect the way we conduct our business and manage our capital, either of which, in turn, could have a material adverse effect on our business, prospects, results of operations and financial condition.

If laws or regulations governing physician ownership of our facilities change, we may be obligated to purchase some or all of the ownership interests of our physician partners or renegotiate some of our partnership and operating agreements with our physician partners and management agreements with our surgical facilities.

Regulatory changes or changes in the interpretation of existing laws or regulations may obligate us to purchase all of the ownership interests of the physician investors in partnerships or limited liability companies that own and operate our facilities. Such changes would include those that:

•	make illegal the referral of patients to our facilities by physician investors;

•	create a substantial likelihood that cash distributions to physician investors from the partnerships or limited liability companies through which we operate our facilities would be illegal; or

•	make illegal the ownership by the physician investors of interests in the partnerships or limited liability companies through which we own and operate our facilities.

In addition, some of our partnership and operating agreements with our physician partners and management agreements with our facilities require us to renegotiate such agreements upon the occurrence of various fundamental regulatory changes or changes in the interpretation of existing regulations and provide for termination of such agreements if such renegotiations are not successful.

We cannot control whether or when any of these regulatory events might occur. In the event we are required to purchase all of the physicians’ ownership interests in our facilities, our existing capital resources would not be sufficient for us to meet this obligation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” These obligations and the possible termination of our partnership, operating and management agreements would have a material adverse effect on our business, prospects, results of operations and financial condition.

The Medicare and Medicaid programs, which together provide a material portion of our net patient revenues, are particularly susceptible to legislative and regulatory changes that could adversely affect our revenues and profitability.

The Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, spending freezes, federal and state funding reductions and administrative rulings and interpretations concerning, without limitation, patient eligibility requirements, funding levels and the method of calculating payments or reimbursements. Any of these factors could adversely affect the level and timing of payments to our surgical facilities. For the year-ended December 31, 2012, payments from Medicare and Medicaid represented approximately 21% and 4% of our net patient revenues, respectively and for the six-months ended June 30, 2013, payments from Medicare and Medicaid represented 22% and 3% of our net patient revenues, respectively.

In recent years, legislative and regulatory changes have resulted in limitations on and, in some cases, reductions in levels of payments to healthcare providers for certain services under the Medicare program. The Budget Control Act of 2011 (the “BCA”) requires automatic spending reductions of $1.2 trillion for federal fiscal years 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. The percentage reduction for Medicare may not be more than 2% for a fiscal year, with a uniform percentage reduction across all Medicare programs. The BCA-mandated spending reductions went into effect on March 1, 2013. We are unable to predict how these spending reductions will be structured, what other deficit reduction initiatives may be proposed by Congress or whether Congress will attempt to suspend or restructure the automatic budget cuts. These reductions will be in addition to reductions mandated by the Health Reform Law, which provides for material reductions in the growth of Medicare program spending.

Many states must operate with balanced budgets and the Medicaid program is often the largest budget expenditure for many states. The current economic environment has increased the budgetary pressures on many states and these budgetary pressures have resulted, and likely will continue to result, in decreased spending or decreased spending growth for Medicaid programs in many states. Some states that provide Medicaid supplemental payments are reviewing these programs or have filed waiver requests with CMS to replace these programs, which could result in Medicaid supplemental payments being reduced or eliminated.

The Tax Relief and Health Care Act of 2006 permitted the Secretary of HHS to require ASCs to report certain quality information beginning in 2009. CMS has established an ASC Quality Reporting Program, which will be implemented beginning with 2014 payment determinations, based on data collected beginning in 2012. An increased emphasis by government and accreditation agencies on the accuracy of quality reporting could result in a reduction of the payments that we receive from Medicare.

We are unable to predict the effect of future government healthcare funding policy changes on our operations. If the rates paid by governmental payors are reduced or if the scope of services covered by governmental payors is limited there could be, in either case, a material adverse effect on our business, prospects, results of operations and financial condition.

Our surgical facilities do not satisfy the requirements for any of the safe harbors under the Anti-Kickback Statute. If we fail to comply with the Anti-Kickback Statute, we could be subject to criminal and civil penalties, loss of licenses and exclusion from governmental programs, which may result in a substantial loss of revenues.

The Anti-Kickback Statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by Medicare, Medicaid or any other federally funded healthcare program. The Anti-Kickback Statute is broad in scope, and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. Courts have found a violation of the Anti-Kickback Statute if just one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. Violations of the Anti-Kickback Statute may result in substantial civil or criminal penalties, plus three times the remuneration involved or the amount claimed and exclusion from participation in the Medicare and Medicaid programs. Our exclusion from participation in such programs would have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, many of the states in which we operate have also adopted laws, similar to the Anti-Kickback Statute, that prohibit payments to physicians in exchange for referrals, some of which apply regardless of the source of payment for care. These statutes typically impose criminal and civil penalties, including the loss of a license to do business in the state.

In July 1991, HHS issued final regulations defining various “safe harbors” under the Anti-Kickback Statute. Business arrangements that meet the requirements of the safe harbors are deemed to be in compliance with the Anti-Kickback Statute. Business arrangements that do not meet the safe harbor requirements do not necessarily violate the Anti-Kickback Statute, but may be subject to scrutiny by the Federal government to determine compliance. Two of the original safe harbors issued in 1991 apply to business arrangements similar to those used in connection with our surgical facilities. However, the structure of the entities operating our facilities generally does not satisfy all of the requirements of either such safe harbor.

In November 1999, HHS issued final regulations creating additional safe harbor provisions, including a safe harbor that applies to physician ownership of, or investment interests in, ASCs. However, our ASC arrangements do not comply with all the requirements of the ASC safe harbor and, therefore, are not immune from government review or prosecution.

Further, we employ dedicated marketing personnel whose job functions include the recruitment of physicians to practice surgery at our centers. These teammates are paid a base salary plus a productivity bonus. We believe our employment arrangements with these teammates are consistent with a safe harbor provision designed to protect payments made to teammates. However, a government agency or private party may assert a contrary position.

Although we believe that our business arrangements do not violate the Anti-Kickback Statute or similar state laws, a government agency or a private party may assert a contrary position. Additionally, new federal or state laws may be enacted that would cause our relationships with our physician partners to become illegal or result in the imposition of penalties against us or our facilities. If any of our business arrangements with physician partners were alleged or deemed to violate the Anti-Kickback Statute or similar laws, or if new federal or state laws were enacted rendering these arrangements illegal, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

If we fail to comply with physician self-referral laws as they are currently interpreted or may be interpreted in the future, or if other legislative restrictions are issued, we could incur substantial monetary penalties and a significant loss of revenues.

The federal physician self-referral law, commonly referred to as the Stark Law, prohibits a physician from making a referral to an entity for the furnishing of certain “designated health services” otherwise payable under Medicare or Medicaid if the physician or a member of the physician’s immediate family has a financial relationship with the entity, such as an ownership interest or compensation arrangement, unless an exception applies. The Stark Law also prohibits entities that provide designated health services otherwise payable by Medicare or Medicaid from billing the Medicare and Medicaid programs for any items or services that result from a prohibited referral and requires the entities to refund amounts received for items or services provided pursuant to the prohibited referral. HHS, acting through CMS, has promulgated regulations implementing the Stark Law. These regulations exclude health services provided by an ASC from the definition of “designated health services” if the services are included in the facility’s composite Medicare payment rate. Therefore, the Stark Law’s self-referral prohibition generally does not apply to health services provided by an ASC. However, if the ASC is separately billing Medicare for designated health services that are not covered under the ASC’s composite Medicare payment rate, or if either the ASC or an affiliated physician is performing (and billing Medicare) for procedures that involve designated health services that Medicare has not designated as an ASC service, the Stark Law’s self-referral prohibition would apply and such services could implicate the Stark Law. We believe that our operations do not violate the Stark Law, as currently interpreted. All services provided by our ASCs that would otherwise constitute designated health services are reimbursed by Medicare as part of the composite payment rate and are thus subject to an exception from the Stark Law, with the exception of implants. The Stark Law provides for a special exception for implants, such as intraocular lenses and artificial joints, furnished in ASCs as long as certain regulatory requirements are met. These requirements provide that the implant must be implanted by the referring physician or a member of his or her group practice, that the implant be implanted during a surgical procedure reimbursed as an ASC procedure by Medicare, that the arrangement for the furnishing of the implant not violate the Anti-Kickback Statute and that the billing for the implant be conducted legally. In addition, we believe that physician ownership of ASCs is not prohibited by similar self-referral statutes enacted at the state level. However, the Stark Law and similar state statutes are subject to different interpretations with respect to many important provisions. Moreover, the Stark Law applies to our five surgical hospitals. Violations of these self-referral laws may result in substantial civil or criminal penalties, including large civil monetary penalties and exclusion from participation in the Medicare and Medicaid programs. If physician self-referral laws are interpreted differently or if other legislative restrictions are issued, we could incur significant sanctions and loss of revenues, or we could have to change our arrangements and operations in a way that could have a material adverse effect on our business, prospects, results of operations and financial condition.

Federal law restricts the ability of our surgical hospitals to expand surgical capacity.

The Stark Law includes an exception that permits physicians to refer Medicare and Medicaid patients to hospitals in which they have an ownership interest if certain requirements are met. However, the Health Reform Law dramatically curtailed this exception and prohibits physician ownership in hospitals that did not have a Medicare provider agreement by December 31, 2010. This prohibition does not apply to our five surgical hospitals, each of which had a Medicare provider agreement in place prior to December 31, 2010 and are therefore able to continue operating with their existing ownership structure. However, the Health Reform Law prohibits “grandfathered” hospitals from increasing their percentage of physician ownership, and it limits to a certain extent their ability to grow, because it prohibits such hospitals from increasing the aggregate number of inpatient beds, operating rooms and procedure rooms.

Companies within the healthcare industry continue to be the subject of federal and state audits and investigations, and we may be subject to such audits and investigations, including actions for false and other improper claims.

Federal and state government agencies, as well as commercial payors, have increased their auditing and administrative, civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare organizations. These audits and investigations relate to a wide variety of topics, including the following: cost reporting and billing practices; quality of care; financial reporting; financial relationships with referral sources; and medical necessity of services provided. In addition, the OIG and the U.S. Department of Justice (“DOJ”) have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse.

The Federal government is authorized to impose criminal, civil and administrative penalties on any person or entity that files a false claim for payment from the Medicare or Medicaid programs. Claims filed with private insurers can also lead to criminal and civil penalties. While the criminal statutes are generally reserved for instances of fraudulent intent, the Federal government is applying its criminal, civil and administrative penalty statutes in an ever-expanding range of circumstances, including claiming payment for unnecessary services if the claimant merely should have known the services were unnecessary and claiming payment for low-quality services if the claimant should have known that the care was substandard. In addition, a violation of the Stark Law or the Anti-Kickback Statute can result in liability under the FCA.

Over the past several years, the Federal government has accused an increasing number of healthcare providers of violating the FCA, which prohibits a person from knowingly presenting, or causing to be presented, a false or fraudulent claim to the Federal government. The statute defines “knowingly” to include not only actual knowledge of a claim’s falsity, but also reckless disregard for or intentional ignorance of the truth or falsity of a claim. Violators of the FCA are subject to severe financial penalties, including treble damages and per claim penalties in excess of $10,000. Because our facilities perform hundreds or thousands of similar procedures each year for which they are paid by Medicare, and since the statute of limitations for such claims extends for six years under normal circumstances (and possibly as long as ten years in the event of failure to discover material facts), a repetitive billing error or cost reporting error could result in significant, material repayments and civil or criminal penalties.

Under the “qui tam,” or whistleblower, provisions of the FCA, private parties may bring actions on behalf of the Federal government. These private parties, often referred to as relators, are entitled to share in any amounts recovered by the government through trial or settlement. These qui tam cases are sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the Federal government and the presiding court. It is possible that qui tam lawsuits have been filed against us and that we are unaware of such filings. Both direct enforcement activity by the government and whistleblower lawsuits under the FCA have increased significantly in recent years; thus, the risk that we will have to defend a false claims action, pay significant fines or be excluded from the Medicare and Medicaid programs has increased. In addition, under the Health Reform Law, if we receive an overpayment, we must report and refund the overpayment before the later of sixty days after the overpayment was identified or the date any corresponding cost report is due, if applicable. Any overpayment that is retained after this deadline is considered an obligation subject to an action under the FCA. Although we believe that our operations comply with both federal and state laws, they may nevertheless be the subject of a whistleblower lawsuit or may otherwise be challenged or scrutinized by governmental authorities. A determination that we have violated these laws could have a material adverse effect on our business, prospects, results of operations and financial condition.

We are also subject to various state laws and regulations, as well as contractual provisions with commercial payors that prohibit us from submitting inaccurate, incorrect or misleading claims. We believe that our surgical facilities are in material compliance with all such laws, regulations and contractual provisions regarding the submission of claims. We cannot be sure, however, that none of our surgical facilities’ claims will ever be challenged. If we were found to be in violation of a state’s laws or regulations, or of a commercial payor contract, we could be forced to discontinue the violative practice and be subject to recoupment actions, fines and criminal penalties, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

All payors are increasingly conducting post-payment audits. For example, CMS has implemented the RAC program, involving Medicare claims audits nationwide. Under the program, CMS contracts with RACs on a contingency fee basis to conduct post-payment reviews to detect and correct improper payments in the fee-for-service Medicare program. The Health Reform Law expanded the RAC program’s scope to include managed Medicare plans and to include Medicaid claims. In addition, CMS employs Medicaid Integrity Contractors (“MICs”) to perform post-payment audits of Medicaid claims and identify overpayments. The Health Reform Law increases federal funding for the MIC program. In addition to RACs and MICs, the state Medicaid agencies and other contractors have increased their review activities. We are regularly subject to these external audits and we also perform internal audits and monitoring. Depending on the nature of the conduct found in such audits and whether the underlying conduct could be considered systemic, the resolution of these audits could have a material adverse effect on our business, prospects, results of operations and financial condition.

Failure to comply with Medicare’s conditions for coverage and conditions of participation may result in loss of program payment or other governmental sanctions.

To participate in and receive payment from the Medicare program, our facilities must comply with regulations promulgated by CMS. These regulations, known as “conditions for coverage” for ASCs and “conditions of participation” for hospitals, set forth specific requirements with respect to the facility’s physical plant, equipment, personnel and standards of medical care. All of our surgery centers and surgical hospitals are certified to participate in the Medicare program. As such, these facilities are subject to on-site, unannounced surveys by state survey agencies working on behalf of CMS. Under the ASC survey process, the surveyors are becoming more familiar with expanded interpretive guidance and the updated ASC conditions for coverage, which may lead to an increased number of deficiency citations requiring remedy with appropriate action plans. Failure to comply with Medicare’s conditions for coverage and conditions of participation may result in loss of payment or other governmental sanctions, including termination from participation in the Medicare program. We have established ongoing quality assurance activities to monitor our facilities’ compliance with these conditions and respond to surveys, but we cannot be sure that our facilities are or will always remain in full compliance with the requirements.

We are subject to federal privacy regulations enacted under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), and ensuring continued compliance with HIPAA could require us to expend significant resources and capital, impair our profitability and limit our ability to grow our business.

HIPAA mandates the adoption of privacy, security and integrity standards related to patient information and standardizes the method for identifying providers, employers, health plans and patients. Numerous federal regulations have been adopted under HIPAA. We have taken actions to comply with the HIPAA privacy regulations and believe that we are in substantial compliance with those regulations. These actions include the establishment of policies and procedures, teammate training, identifying “business associates” with whom we need to enter into HIPAA-compliant contractual arrangements and various other measures. Ongoing implementation and oversight of these measures involves significant time, effort and expense.

Other federal regulations adopted under HIPAA require our surgical facilities to conduct certain standardized healthcare transactions, including billing and other claim transactions. We have undertaken significant efforts involving substantial time and expense to ensure that our surgical facilities and hospitals submit HIPAA-compliant transactions. We anticipate that continual time and expense will be required to submit HIPAA-compliant transactions and to ensure that any newly acquired facilities can submit HIPAA-compliant transactions.

In addition, compliance with the HIPAA security regulations requires ASCs, hospitals and other covered entities to implement reasonable technical, physical and administrative security measures to safeguard protected healthcare information maintained, used and disclosed in electronic form. We have taken actions in an effort to be in compliance with these regulations and believe that we are in substantial compliance with the HIPAA security regulations. A cyber-attack that bypasses our information security systems causing an information security breach, loss of protected health information or other data subject to privacy laws or a material disruption of our operational systems could result in a material adverse impact on our business, along with fines. Ongoing implementation and oversight of these security measures involves significant time, effort and expense. For additional information regarding the risks related to management and security of our information systems, see “— If we are unable to manage and secure our information systems effectively, our operations could be disrupted.”

The American Recovery and Reinvestment Act of 2009, as amended (“ARRA”), broadened the scope of the HIPAA privacy and security regulations. Among other things, ARRA extends the application of certain provisions of the security and privacy regulations to business associates (entities that handle identifiable health information on behalf of covered entities) and subjects business associates to civil and criminal penalties for violation of the regulations. ARRA and its implementing regulations also require covered entities to report breaches of unsecured protected health information to affected individuals without unreasonable delay and in no case later than 60 days after the discovery of the breach by the covered entity or its agents. Notification must also be made to HHS and, in certain situations involving large breaches, to the media. Pursuant to a rule issued to implement ARRA, HHS has created a presumption that all non-permitted uses or disclosures of unsecured protected health information are breaches unless the covered entity or business associate establishes that there is a low probability the information has been compromised. Violations of the HIPAA privacy and security regulations may result in civil and criminal penalties, and ARRA strengthened HIPAA’s enforcement provisions. ARRA increased the amount of civil penalties, with penalties now ranging up to $50,000 per violation and a maximum civil penalty of $1.5 million in a calendar year for violations of the same requirement. In addition, ARRA authorized state attorneys general to bring civil actions seeking either an injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents.

In addition, states may impose more protective privacy laws, and both state and federal laws are subject to modification or enhancement of privacy protection at any time. Our facilities will continue to remain subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These statutes vary and could impose additional requirements on us and more severe penalties for disclosures of confidential health information. If we fail to comply with HIPAA or similar state laws, we could incur substantial monetary penalties.

If we fail to effectively and timely implement electronic health record systems and transition to the ICD-10 coding system, our operations could be adversely affected.

As required by ARRA, the Secretary of HHS has developed and implemented an incentive payment program for eligible hospitals and healthcare professionals that adopt and meaningfully use certified electronic health record (“EHR”) technology. We have incurred and will continue to incur both capital costs and operating expenses in order to implement certified EHR technology and meet meaningful use requirements. We have incurred $3.5 million of operating expenses to implement our certified EHR technology and to meet meaningful use requirements. These expenses are ongoing and are projected to continue over all stages of implementation of meaningful use. The timing of expenses will not correlate with the receipt of the incentive payments and the recognition of incentive income. If our eligible hospitals are unable to meet the requirements for participation in the incentive payment program, we will not be eligible to receive incentive payments that could offset some of the costs of implementing EHR systems. In addition, although the ARRA incentive payment program does not apply to surgery centers, we have not yet determined an EHR solution for our surgery center facilities. A requirement that surgery centers adopt and meaningfully use EHR technology could cause us to incur significant additional capital costs and operating expenses. As physicians become more integrated with EHR in their practices, we could incur additional capital costs and operating expenses in connection with implementing new technologies at our surgery centers.

Health plans and providers, including our facilities, are required to transition to the new ICD-10 coding system, which greatly expands the number and detail of billing codes used for third-party claims. Use of the ICD-10 system is required beginning October 1, 2014. This transition requires significant investment in coding technology and software, and training of staff involved in the coding and billing process. In addition to these upfront costs of transitioning to ICD-10, our facilities could experience disruption or delays in payment due to technical or coding errors or other implementation issues involving either our systems, or the systems and implementation efforts of health plans and their business partners. Further, the extent to which the transition to the more detailed ICD-10 coding system could result in decreased reimbursement, because the use of ICD-10 codes results in conditions being reclassified to payment groupings with lower levels of reimbursement than assigned under the previous system, is unknown at this time.

Efforts to regulate the construction, relocation, acquisition, change of ownership, change of control or expansion of healthcare facilities could prevent us from acquiring additional facilities, renovating our existing facilities or expanding the breadth of services we offer.

Some states require us to apply for and receive prior approval, typically in the form of a certificate of need (“CON”), for the construction, relocation, acquisition, change of ownership or change of control of healthcare facilities or expansion of the number of operating or procedure rooms or services our facilities offer. In granting approval, these states consider the need for additional or expanded healthcare facilities or for additional or expanded services. Additionally, third parties, including our competitors, have the right to, and often do, object to our applications for a CON. In many of the states in which we currently operate, CONs must be obtained for capital expenditures exceeding a prescribed amount, changes in capacity or services offered and various other matters, including change of control or change of ownership. At such time that TPG’s percentage of ownership of us drops below 50%, whether as result of our issuances of additional shares of common stock or as a result of TPG’s sale of shares of our common stock, or there is otherwise deemed to be a change of control or change of ownership of us, certain states will require that either a new CON be obtained, or an exemption to such requirement be applied for and granted. Other states in which we now or may in the future operate may adopt similar legislation. Our costs of obtaining a CON could be significant, and we cannot ensure that we will be able to obtain the CON or other required approvals for the addition, expansion or change of control or change of ownership of facilities or services in the future. If we are unable to obtain required approvals, we may not be able to acquire additional facilities, expand healthcare services we provide at our existing facilities or replace, expand or relocate our facilities.

If antitrust enforcement authorities conclude that our market share in any particular market is too concentrated, that our or our health system partners’ commercial payor contract negotiating practices are illegal, or that we other violate antitrust laws, we could be subject to enforcement actions that could have a material adverse effect on our business, prospects, results of operations and financial condition.

The Federal government and most states have enacted antitrust laws that prohibit certain types of conduct deemed to be anti-competitive. These laws prohibit price fixing, concerted refusal to deal, market monopolization, price discrimination, tying arrangements, acquisitions of competitors and other practices that have, or may have, an adverse effect on competition. Violations of federal or state antitrust laws can result in various sanctions, including criminal and civil penalties. Antitrust enforcement in the healthcare industry is currently a priority of the Federal Trade Commission (the “FTC”). We believe we are in compliance with federal and state antitrust laws, but courts or regulatory authorities may reach a determination in the future that could have a material adverse effect on our business, prospects, results of operations and financial condition.

The healthcare laws and regulation to which we are subject is constantly evolving and may change significantly in the future.

The regulation applicable to our business and to the healthcare industry generally to which we are subject is constantly in a state of flux. While we believe that we have structured our agreements and operations in material compliance with applicable healthcare laws and regulations, there can be no assurance that we will be able to successfully address changes in the current regulatory environment. We believe that our business operations materially comply with applicable healthcare laws and regulations. However, some of the healthcare laws and regulations applicable to us are subject to limited or evolving interpretations, and a review of our business or operations by a court, law enforcement or a regulatory authority might result in a determination that could have a material adverse effect on us. Furthermore, the healthcare laws and regulations applicable to us may be amended or interpreted in a manner that could have a material adverse effect on our business, prospects, results of operations and financial condition.

Risks Related to this Offering

We will be a “controlled company” within the meaning of the NASDAQ rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, the TPG Funds will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the NASDAQ corporate governance requirements. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements:

•	that a majority of the board of directors consists of independent directors;

•	that we have a nominating and corporate governance committee that is composed entirely of independent directors; and

•	that we have a compensation committee that is composed entirely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors on our board of directors, and our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

In addition, on June 20, 2012, the SEC passed final rules implementing provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee. The SEC’s rules directed each of the national securities exchanges to develop listing standards requiring, among other things, that:

•	compensation committees be composed of fully independent directors, as determined pursuant to new independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisors; and

•	compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisors, certain independence factors, including factors that examine the relationship between the consultant or advisor’s employer and us.

On January 11, 2013, the SEC approved the proposed listing standards of the national securities exchanges, including the NASDAQ, related to, among other items, compensation committee independence requirements. As a “controlled company,” we will not be subject to these compensation committee independence requirements, but we will be subject to the other requirements.

TPG will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may result in conflicts with us or you in the future.

We are controlled, and after this offering is completed will continue to be controlled, by TPG. Upon consummation of this offering, the TPG Funds will own approximately 66.3% of our common stock (or 62.8% if the underwriters’ option to purchase additional shares of our common stock is exercised in full). In connection with the completion of this offering, the management services agreement with TPG will terminate. Pursuant to the Stockholders’ Agreement, at the completion of this offering representatives of TPG will have the right to designate a majority of the seats on our board of directors, and as a result Mr. Sisitsky, a TPG Partner, Mr. Rhodes, a TPG Principal, and Mr. Geiser and Dr. Mansukani, each of whom provide consulting services to TPG, will be appointed to our board of directors. As a result, TPG will be able to exercise control over our affairs and policies, including the approval of certain actions such as amending our Certificate of Incorporation, commencing bankruptcy proceedings and taking certain actions (including, without limitation, incurring debt, issuing stock, selling assets and engaging in mergers and acquisitions), appointing members of our management and any transaction that requires stockholder approval regardless of whether others believe that such change or transaction is in our best interests. The interests of TPG may not be consistent with your interests as a stockholder. So long as the TPG Funds continue to hold a majority of our outstanding common stock, TPG will have the ability to control the vote in any election of directors, amend our Certificate of Incorporation or By-Laws or take other actions requiring the vote of our stockholders. Even if the amount owned by the TPG Funds is less than 50%, TPG will continue to be able to strongly influence or effectively control our decisions. So long as the TPG Funds collectively own at least 50% of the shares of our common stock held by them at the closing of this offering, they will be able to designate for nomination a majority of the seats on our board of directors. This control may also have the effect of deterring hostile takeovers, delaying or preventing changes of control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. In addition, although we have opted out of the provisions of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), which regulates corporate takeovers, our Certificate of Incorporation contains similar provisions related to business combinations with interested stockholders and provides that TPG and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute interested stockholders for purposes of this provision.

Additionally, TPG is in the business of making investments in companies and may currently hold, and may from time to time in the future acquire, controlling interests in businesses engaged in industries that complement or compete, directly or indirectly, with certain portions of our business. Further, if TPG pursues other acquisitions in our industry, those acquisitions may not be available to us. So long as the TPG Funds continue to indirectly own a significant amount of our equity, TPG will continue to be able to strongly influence or effectively control our decisions.

We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” under the JOBS Act, and we are permitted to, and intend to, take advantage of certain exemptions from certain disclosure requirements. We are an “emerging growth company” until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.0 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” as defined under the federal securities laws. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on certain executive compensation matters, such as “say on pay” and “say on frequency.” As a result, our stockholders may not have access to certain information that they may deem important. Although we intend to rely on the exemptions provided in the JOBS Act, the exact implications of the JOBS Act for us are still subject to interpretations and guidance by the SEC and other regulatory agencies.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised financial accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have determined to opt out of such extended transition period and, as a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

Some provisions of Delaware law and our governing documents could discourage a takeover that stockholders may consider favorable.

In addition to the TPG Funds’ ownership of a controlling percentage of our common stock, Delaware law and provisions contained in our Certificate of Incorporation and By-Laws could have the effect of delaying, deferring or preventing a change of control of us. A change of control could be proposed in the form of a tender offer or takeover proposal that might result in a premium over the market price for our common stock. In addition, these provisions could make it more difficult to bring about a change in the composition of our board of directors, which could result in entrenchment of current management. For example, our Certificate of Incorporation and By-Laws will:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	require that the number of directors be determined, and any vacancy or new board seat be filled, only by the board of directors;

•	not permit stockholders to act by written consent once TPG ceases to beneficially own more than 50% of our outstanding shares entitled to vote generally in the election of directors;

•	not permit stockholders to call a special meeting, provided, however, at any time when TPG beneficially owns at least 50% of our outstanding shares entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of TPG;

•	require a 66 2⁄3% vote of all outstanding shares entitled to vote generally in the election of directors in order to amend certain provisions in the Certificate of Incorporation and By-Laws;

•	provide that our directors may be removed only for cause by the affirmative vote of at least 66 2⁄3% of our outstanding shares entitled to vote generally in the election of directors;

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	authorize the issuance of undesignated preferred stock, or “blank check” preferred stock, by our board of directors without stockholder approval; and

•	contain provisions similar to that of Section 203 of the DGCL related to business combinations with interested stockholders and provide that TPG and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute interested stockholders for purposes of this provision.

Many of our employment agreements, plans and equity arrangements with our executive officers also contain change of control provisions. Under the terms of these arrangements, the executive officers are entitled to receive (i) certain payments or benefits upon a termination without cause or for good reason and (ii) accelerated vesting of option awards if the executive is terminated without cause or for good cause within the two-year period following a change in control. We note that a change in control should not be triggered under these arrangements solely by this offering. See “Executive Compensation” for disclosure regarding potential payments to named executive officers following a change of control.

These and other provisions of our organizational documents and Delaware law may have the effect of delaying, deferring or preventing changes of control or changes in management, even if such transactions or changes would have significant benefits for our stockholders. See “Description of Capital Stock.” As a result, these provisions could limit the price some investors might be willing to pay in the future for shares of our common stock.

There has been no prior public market for our common stock and an active, liquid trading market for our common stock may not develop.

Prior to this offering, there has not been a public market for our common stock. We cannot assure you that an active trading market will develop after this offering or how active and liquid that market may become. Although we have applied to have our common stock approved for listing on the NASDAQ, we do not know whether third parties will find our common stock to be attractive or whether firms will be interested in making a market in our common stock. If an active and liquid trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all, and may suffer a loss on your investment.

You will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

Prior investors have paid substantially less per share of our common stock than the price in this offering and have received a distribution on their membership units prior to our conversion to a corporation. The initial public offering price of our common stock is substantially higher than the net tangible book deficit per share of our outstanding common stock prior to completion of the offering. Based on our historical adjusted net tangible book deficit per share as of June 30, 2013 of $(16.72) and upon the issuance and sale of 7,857,143 shares of common stock by us at an assumed initial public offering price of $22.50 per share (the midpoint of the price range indicated on the cover of this prospectus), if you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $(31.56) per share in net tangible book value, representing the difference between our pro forma net tangible book deficit per share after giving effect to this offering and the assumed initial public offering price per share. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below the estimated initial public offering price of our common stock. In addition, HealthSouth Corporation (“HealthSouth”) holds an unvested option to purchase equity securities constituting 5% of the equity securities issued and outstanding as of the closing of our acquisition in 2007 on a fully diluted basis, which becomes exercisable upon certain customary liquidity events, including an initial public offering of shares of our common stock that results in 30% or more of our common stock being listed or traded on a national securities exchange. See “Principal and Selling Stockholders—Option Agreement” for additional information regarding the option held by HealthSouth. To the extent that these stock options are exercised or the option held by HealthSouth to purchase common shares becomes vested and is exercised, you will experience further dilution. See “Dilution.”

The market price of our common stock may fluctuate significantly following the offering, our common stock may trade at prices below the initial public offering price, and you could lose all or part of your investment as a result.

The initial public offering price of our common stock has been determined by negotiation between us and the representatives of the underwriters based on a number of factors as further described under “Underwriting (Conflicts of Interest)” and may not be indicative of prices that will prevail in the open market following completion of this offering. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “— Risks Related to Our Business” and the following, some of which are beyond our control:

•	quarterly variations in our results of operations;

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	strategic actions by us or our competitors;

•	announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	changes in business or regulatory conditions;

•	investor perceptions or the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	changes in accounting principles;

•	announcements by third parties or governmental entities of significant claims or proceedings against us;

•	new laws and governmental regulations applicable to the healthcare industry, including the Health Reform Law;

•	a default under the agreements governing our indebtedness;

•	future sales of our common stock by us, directors, executives and significant stockholders;

•	changes in domestic and international economic and political conditions and regionally in our markets; and

•	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market has recently experienced extreme volatility that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at a price significantly below the initial public offering price.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Fluctuations in our future operating results may negatively affect the market price of our common stock.

Our operating results have fluctuated in the past and can be expected to fluctuate from time to time in the future. Some of the factors that may cause these fluctuations include but are not limited to:

•	the timing, volume and pricing of procedures at our facilities;

•	the impact to the marketplace of competitive products and pricing;

•	surgery-related supplies, implants and equipment availability and cost;

•	changes in or announcements regarding potential changes to Medicare reimbursement rates; and

•	shifts in our ownership percentage in our facilities.

If our operating results are below the expectations of securities analysts or investors, the market price of our common stock may fall abruptly and significantly.

If we or our existing investors sell additional shares of our common stock after this offering, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the completion of this offering, we will have 38.1 million shares of common stock outstanding, 38.1 million shares if the underwriters’ option to purchase additional shares of our common stock is exercised in full. Of these outstanding shares of common stock, we expect all of the shares of common stock sold in this offering will be freely tradable in the public market. We expect 28.4 million shares of common stock, or 26.9 million shares if the underwriters’ option to purchase additional shares of our common stock is exercised in full, will be restricted securities as defined in Rule 144 under the Securities Act (“Rule 144”) and may be sold by the holders into the public market from time to time in accordance with and subject to limitation on sales by affiliates under Rule 144.

We, our directors, our executive officers, the TPG Funds and the selling stockholders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc.

We expect to enter into a new registration rights agreement with the TPG Funds and certain members of our management and our board of directors, which will provide the signatories thereto the right, under certain circumstances, to require us to register their shares of common stock under the Securities Act for sale into the public markets. See the information under the heading “Certain Relationships and Related Party Transactions — Registration Rights Agreement” for a more detailed description of the registration rights that will be provided to the signatories thereto.

Upon the completion of this offering, we will have 38.1 million shares of our common stock outstanding, approximately 2.0 million shares issuable upon the exercise of outstanding vested stock options under our equity incentive plans, approximately 1.1 million shares subject to outstanding unvested stock options under our equity incentive plans, and approximately 2.4 million shares reserved for future grant under our equity incentive plans. Shares acquired upon the exercise of vested options under our equity incentive plans may be sold by holders into the public market from time to time, in accordance with and subject to limitation on sales by affiliates under Rule 144. Sales of a substantial number of shares of our common stock following the vesting of outstanding stock options could cause the market price of our shares of common stock to decline.

Because we do not currently intend to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We currently intend to retain future earnings, if any, for future operation, expansion and debt repayment and do not intend to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, restrictions imposed by applicable law or the SEC and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our Senior Secured Credit Facilities. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

We are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends.

Surgical Care Affiliates is a holding company with nominal net worth. We do not have any assets or conduct any business operations other than our investments in our subsidiaries. Our business operations are conducted primarily out of our direct operating subsidiary, SCA. As a result, our ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries, including from SCA. Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us. See “— Risks Related to our Business — The terms of our Senior Secured Credit Facilities and the Indenture governing the Senior Subordinated Notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.” for additional information regarding the limitations currently imposed by our Senior Secured Credit Facilities and the Indenture governing the Senior Subordinated Notes. In addition, our subsidiaries, including our direct operating subsidiary, SCA, are separate and distinct legal entities and have no obligation to make any funds available to us.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We are not currently required to comply with SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. However, at such time as Section 302 of the Sarbanes-Oxley Act is applicable to us, which we expect to occur immediately following effectiveness of this registration statement, we will be required to evaluate our internal controls over financial reporting. Furthermore, at such time as we cease to be an “emerging growth company”, as more fully described in “— We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”, we shall also be required to comply with Section 404 of the Sarbanes-Oxley Act. At such time, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could have a material adverse effect on our business, prospects, results of operations and financial condition.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company” under the JOBS Act.

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a material adverse effect on our business, results of operations and financial condition.

As a public company, we will be subject to the reporting requirements of the Exchange Act, and requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We will remain an “emerging growth company” for up to five years, although we may cease to be an emerging growth company earlier under certain circumstances. See “— We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.” for additional information on when we may cease to be an emerging growth company. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. These statements can be identified by the fact that they do not relate strictly to historical or current facts, and you can often identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “forecasts,” “shall,” “contemplates,” “probably” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, the selling stockholders, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. You should not place undue reliance on any forward-looking statements and should consider the following factors, as well as the factors discussed elsewhere in this prospectus, including under “Risk Factors” beginning on page 21. We believe that these factors include, but are not limited to:

•	our dependence on payments from third-party payors, including governmental healthcare programs, commercial payors and workers’ compensation programs;

•	our inability or the inability of our healthcare system partners to negotiate favorable contracts or renew existing contracts with non-governmental third-party payors on favorable terms;

•	significant changes in our payor mix or case mix resulting from fluctuations in the types of cases performed at our facilities;

•	the fact that the Medicare and Medicaid programs provide a significant portion of our revenues and are each particularly susceptible to legislative and regulatory change;

•	the implementation by states of reduced fee schedules and reimbursement rates for workers’ compensation programs;

•	our inability to maintain good relationships with our current health system partners or our inability to enter into relationships with new health system partners;

•	material changes in IRS revenue rulings, case law or the interpretation of such rulings;

•	our dependence on physician utilization of our facilities, which could decrease if we fail to maintain good relationships with these physicians;

•	the potential reduction in the number of surgical procedures because of physician treatment methodologies and governmental or commercial health insurance controls;

•	our inability to attract new physician investors and to acquire and develop additional surgical facilities on favorable terms;

•	shortages of, or quality control issues with, surgery-related products, equipment and medical supplies that could result in a disruption of our operations;

•	the competition for staffing, shortages of qualified personnel or other factors that drive up labor costs;

•	the intense competition we face for patients, physician use of our facilities, strategic relationships and commercial payor contracts;

•	the fact that we are subject to significant malpractice and related legal claims, and we could be required to pay significant damages in connection with those claims;

•	the adverse effect of current and future economic conditions on volume and case mix;

•	the regulatory, economic and other conditions in certain states in which many of our facilities are concentrated;

•	the fact that we have a history of net losses and may not achieve profitability in the future;

•	the fact that we may have a special legal responsibility to the holders of ownership interests in the entities through which we own our facilities, which may conflict with, and prevent us from acting solely in, our own best interest;

•	the difficulty in operating and integrating newly acquired or developed facilities;

•	the growth of patient receivables or the deterioration in the ability to collect on those accounts;

•	the loss of the service of our senior management;

•	our reliance on our private equity sponsors;

•	our $792.4 million of indebtedness (excluding capital leases) outstanding as of June 30, 2013, and our ability to incur additional indebtedness in the future;

•	our inability to generate sufficient cash in order to meet our debt service obligations;

•	restrictions on our current and future operations because of the terms of our Senior Secured Credit Facilities and the Indenture governing the Senior Subordinated Notes;

•	market risks related to interest rate changes;

•	significant loans that we have made to the partnerships and limited liability companies that own and operate certain of our facilities;

•	our liability for certain debt and other obligations of the partnerships and limited liability companies that own and operate certain of our facilities;

•	recognition of impairment on our long-lived assets or equity method investments;

•	our inability to manage and secure our information systems effectively, which could disrupt our operations;

•	our inability to fully realize the value of our NOLs;

•	adverse impact of weather and other factors beyond our control on our facilities;

•	our pro forma financial information may not be representative of our future performance;

•	our inability to predict the impact on us of the Health Reform Law, which represents a significant change to the healthcare industry;

•	our failure to comply with numerous federal and state laws and regulations relating to our facilities, which could lead to the incurrence of significant penalties by us or require us to make significant changes to our operations;

•	our obligations to purchase some or all of the ownership interests of our physician partners or renegotiate some of our partnership and operating agreements because of changes to laws or regulations governing physician ownership of our facilities;

•	our failure to comply with the Anti-Kickback Statute or the physician self-referral laws;

•	restrictions by federal law on our ability to expand surgical capacity of our surgical hospitals;

•	our being subject to federal and state audits and investigations, including actions for false and improper claims;

•	our failure to comply with Medicare’s conditions for coverage and conditions of participation, which could result in loss of program payment or other government sanctions;

•	ensuring our continued compliance with HIPAA, which could require us to expend significant resources and capital;

•	our failure to effectively and timely implement EHR systems and transition to the ICD-10 coding system;

•	efforts to regulate the construction, relocation, acquisition, change of ownership, change of control or expansion of healthcare facilities, which could prevent us from acquiring additional facilities, renovating our existing facilities or expanding the breadth of services we offer;

•	our being subject to enforcement action from antitrust authorities;

•	our being subject to constantly evolving healthcare laws and regulations;

•	the fact that we are a “controlled company” within the meaning of the NASDAQ rules and as a result, our stockholders will not have certain corporate governance protections concerning the independence of our board of directors and certain board committees that would otherwise apply to us; and

•	the fact that TPG will retain significant influence over us and key decisions about our business following the offering that could limit other stockholders’ ability to influence the outcome of matters submitted to stockholders for a vote.

The factors identified above should not be construed as an exhaustive list of factors that could affect our future results, and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus are made only as of the date of this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our common stock. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

USE OF PROCEEDS

The net proceeds to us from the sale of the 7,857,143 shares of common stock offered hereby are estimated to be approximately $160.7 million, assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds plus, if necessary, cash on hand, to redeem all $150.0 million aggregate principal amount of the 10.0% Senior Subordinated Notes due July 15, 2017 (at a purchase price equal to $155.0 million, 103.333% of their principal amount, plus $5.1 million of accrued and unpaid interest through the date of redemption, assuming a redemption date of November 15, 2013) and any remaining net proceeds for general corporate purposes. The net proceeds from the issuance of the Senior Subordinated Notes were used to fund a portion of the purchase price paid by TPG and the other co-investors to purchase our company in 2007 and to pay related fees and expenses.

Pending use of the net proceeds from this offering described above, we may hold any net proceeds in cash or invest them in short-term securities or investments.

A $1.00 increase (decrease) in the assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $7.4 million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of our common stock by the selling stockholders named in this prospectus. Assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the front cover page of this prospectus) and after deducting the underwriting discount, the selling stockholders will receive approximately $40.5 million of proceeds from this offering if the underwriters do not exercise their option to purchase additional shares of our common stock and approximately $71.5 million of proceeds if the underwriters exercise their option to purchase additional shares of our common stock in full.

Affiliates of TPG Capital BD, LLC, an underwriter of this offering, will own in excess of 10% of our issued and outstanding common stock following our conversion into a Delaware corporation. Therefore, a “conflict of interest” is deemed to exist under FINRA Rule 5121(f)(5)(B). In addition, because the TPG Funds are affiliates of TPG Capital BD, LLC and, as selling stockholders, will receive more than 5% of the net proceeds of this offering, a “conflict of interest” is also deemed to exist under FINRA Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares will be made to any discretionary account over which TPG Capital BD, LLC exercises discretion without the prior specific written approval of the account holder. See “Underwriting (Conflicts of Interest).”

DIVIDEND POLICY

On September 16, 2013, we declared a cash distribution, the 2013 Distribution, of $0.241279 per outstanding membership unit, resulting in a total distribution to our membership unit holders of $74.9 million ($66.6 million to the TPG Funds and $8.3 million to our other membership unit holders). The 2013 Distribution was payable promptly after the date it was declared. Following our conversion to a Delaware corporation, we do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Our ability to pay dividends to holders of our common stock is limited as a practical matter by the terms of some of our debt, including the Amended and Restated Credit Agreement and other indebtedness. See “Description of Certain Indebtedness.” In addition, because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends and distributions from our subsidiaries, including from SCA, our principal operating subsidiary.

Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial position, results of operations, liquidity, legal requirements, restrictions that may be imposed by the terms in current and future financing instruments and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following sets forth our cash and cash equivalents and capitalization as of June 30, 2013:

•	on an actual basis;

•	on a pro forma basis to give effect to:

¡	the payment of the 2013 Distribution and the 2013 Cash Bonus Payment; and

¡	our conversion from a Delaware limited liability company to a Delaware corporation, which will occur prior to the completion of this offering; and

•	on an as adjusted pro forma basis to give effect to:

¡	the receipt of approximately $160.7 million in net proceeds from the sale of 7,857,143 shares of common stock by us in this offering at an assumed initial public offering price of $22.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us;

¡	our payment from available cash to TPG Capital (as defined herein) of an $8.0 million fee, payable under our management services agreement in connection with the completion of this offering; and

¡	the application of the net proceeds of this offering as described under “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes and other financial information included elsewhere in this prospectus.

	June 30, 2013
	Actual	Pro Forma	As Adjusted Pro Forma(1)
	(in millions)
Cash and cash equivalents	$143.7	$64.2	$56.8

Debt:
Long-term debt, including current portion:
Class B Revolving Credit Facility(2)	$—	$—	$—
Class B Term Loans due 2017	215.5	215.5	215.5
Class C Incremental Term Loans due 2018	390.0	390.0	390.0
Discount of Class C Incremental Term Loans	(1.1)	(1.1)	(1.1)
10.0% Senior Subordinated Notes due 2017	150.0	150.0	—
Notes Payable to Banks and Others	38.0	38.0	38.0
Capital Lease Obligations	19.3	19.3	19.3

Total Long-term Debt	$811.7	$811.7	$661.7
Equity:
ASC Acquisition LLC equity:
Contributed capital	311.0	236.1	—
Surgical Care Affiliates, Inc. equity:
Common stock, par value $0.01 per share no shares authorized or issued and outstanding (180,000,000 shares authorized; 30,288,157 shares issued and outstanding at June 30, 2013; 38,143,300 shares issued and outstanding at June 30, 2013 as adjusted pro forma)	—	—	0.4
Additional paid in capital	—	—	396.4
Accumulated other comprehensive loss	—	—
Accumulated deficit	(168.5)	(173.1)	(181.1)

Total ASC Acquisition LLC members’ or Surgical Care Affiliates, Inc.’s stockholders’ equity	142.5	63.0	215.7

Noncontrolling interests — non-redeemable	175.9	175.9	175.9

Total members’ or stockholders’ equity	318.4	238.9	391.6
Noncontrolling interests — redeemable	21.4	21.4	21.4

Total capitalization	$1,151.5	$1,072.0	$1,074.7

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $22.50, the midpoint of the price range set forth on the front cover of this prospectus, would result in an approximately $7.4 million increase or decrease in each of the total Surgical Care Affiliates, Inc.’s equity, total stockholders’ equity and total capitalization, assuming the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease total Surgical Care Affiliates, Inc.’s equity, total stockholders’ equity and total capitalization by approximately $21.1 million assuming the assumed initial public offering price of $22.50 per share, the midpoint of the price range set forth on the front cover of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. The as adjusted pro forma information discussed above is illustrative only and will adjust based on the actual initial public offering price and terms of this offering determined at pricing.
(2)	As of June 30, 2013, $132.3 million remained available and undrawn under our Class B Revolving Credit Facility. See “Description of Certain Indebtedness — Interest Rate, Fees and Amortization” for the requirements with respect to utilization of the Class B Revolving Credit Facility.

The table above excludes 1,466,666 shares of our common stock that may be purchased by the underwriters from certain of the selling stockholders pursuant to the underwriters’ option to purchase additional shares of our common stock, and excludes, as of June 30, 2013, an additional 2,659,312 shares of our common stock reserved for issuance under our Equity Plan, 117,153 of which remain available for grant, 487,804 shares of our common stock reserved for issuance under our Director Equity Plan, 29,896 of which remain available for grant, 74,346 shares of our common stock underlying outstanding awards of restricted equity units and 2,220,000 shares of our common stock reserved for issuance under our 2013 Omnibus Plan, all of which remain available for grant (in each case, giving effect to our conversion from a Delaware limited liability company to a Delaware corporation).

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price in this offering per share of our common stock and the pro forma as adjusted net tangible book deficit per share of our common stock upon consummation of this offering. Net tangible book deficit per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

Our historical adjusted net tangible book deficit as of June 30, 2013 was $(506.5) million, or $(16.72) per share based on the 30,288,157 shares of common stock issued and outstanding after our conversion from a Delaware limited liability company to a Delaware corporation as of such date and as adjusted to reflect the 2013 Distribution and the 2013 Cash Bonus Payment. After giving effect to our sale of common stock in this offering at the initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book deficit as of June 30, 2013 would have been $(345.7) million, or $(9.06) per share (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock). This represents an immediate and substantial dilution of $(31.56) per share to new investors purchasing common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$22.50
Historical adjusted net tangible book deficit per share as of June 30, 2013	$(16.72)
Decrease in net tangible book deficit per share attributable to this offering	$7.66
Pro forma net tangible book deficit per share after giving effect to this offering		$(9.06)
Dilution per share to new investors in this offering		$(31.56)

A $1.00 increase (decrease) in the assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) would decrease (increase) our historical adjusted net tangible book deficit by $7.4 million, the pro forma net tangible book deficit per share after this offering by $0.19 per share and the dilution to new investors in this offering by $0.19 per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The following table summarizes, on a pro forma basis as of June 30, 2013, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing stockholders and by the new investors in this offering, before deducting the underwriting discount and estimated offering expenses payable by us, at an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover page of this prospectus).

	Shares Purchased		Total Consideration		Average Price per Share

	Number	Percent	Amount	Percent
			(in millions)
Existing Stockholders(1)	30,288,157	79.4%	$310.5	63.7%	$10.25
New investors in this offering(2)	7,857,143	20.6	176.8	36.3	$22.50
Total	38,145,300	100.0%	$487.3	100.0%	$12.77

(1)	The total consideration and average price per share paid by existing stockholders does not reflect the 2013 Distribution.
(2)	Does not reflect shares purchased by new investors from the selling stockholders.

A $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) total consideration paid by new investors and average price per share paid by new investors by $7.9 million and $1.00 per share, respectively. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) total consideration paid by new investors and average price per share paid by new investors by $22.5 million and $0.00 per share, respectively.

The sale of 1,920,635 shares of common stock by the selling stockholders in this offering will reduce the number of shares held by existing stockholders, as of June 30, 2013, to 28,367,522, or 74.4% of the total shares outstanding as of June 30, 2013, and will increase the number of shares held by new investors to 9,777,778, or 25.6% of the total shares of common stock outstanding as of June 30, 2013. In addition, if the underwriters’ option to purchase additional shares of our common stock from certain of our selling stockholders is exercised in full, the number of shares of common stock held by existing stockholders, as of June 30, 2013, will be further reduced to 26,900,856, or 70.5% of the total number of shares of common stock outstanding as of June 30, 2013, and the number of shares of common stock held by new investors will be further increased to 11,244,444 shares, or 29.5% of the total shares of common stock outstanding as of June 30, 2013.

The discussion and table above assume no exercise of stock options outstanding and no issuance of shares of our common stock reserved for issuance under our equity incentive plans. As of June 30, 2013, there were an additional 2,659,312 shares of our common stock reserved for issuance under our Equity Plan, 117,153 of which remain available for grant, 487,804 shares of our common stock reserved for issuance under our Director Equity Plan, 29,896 of which remain available for grant, 74,346 shares of our common stock underlying outstanding awards of restricted equity units and 2,220,000 shares of our common stock reserved for issuance under our 2013 Omnibus Plan, all of which remain available for grant (in each case, giving effect to our conversion from a Delaware limited liability company to a Delaware corporation).

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the following selected historical consolidated financial and operating data along with “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our financial statements and the related notes, all included elsewhere in this prospectus. The selected financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included in this prospectus.

As of June 30, 2013, we accounted for our investment in 60 of our 173 facilities where we do not have control over the facility under the equity method, and treat such facilities as nonconsolidated affiliates. In addition, as of June 30, 2013, we held no ownership interest in 28 facilities, which contract with us to provide management services. For our nonconsolidated affiliates, our consolidated statements of operations reflect our earnings from such facilities in two line items:

•	Equity in net income of nonconsolidated affiliates, which represents our combined share of the net income of each equity method facility that is based on such equity method facility’s net income and the percentage of such equity method facility’s outstanding equity interests owned by us; and

•	Management fee revenues, which represents income from management fees that we earn from managing the day-to-day operations of the facilities that we do not consolidate for financial reporting purposes.

As of June 30, 2013, we consolidate four facilities where we do not currently hold an equity ownership interest, but rather we hold a promissory note that is convertible into equity. The promissory note provides us with the power to direct the activities that most significantly impact the economic performance of these entities. We consolidate these facilities into our financial results as they are deemed to be VIEs under the Accounting Standards Codification 810.

The selected consolidated statement of operations data for the years-ended December 31, 2012, December 31, 2011, December 31, 2010 and December 31, 2009 and the selected consolidated balance sheet data as of December 31, 2012 and December 31, 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the six-months ended June 30, 2013 and June 30, 2012 and the selected consolidated balance sheet data as of June 30, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements included herein include all adjustments (consisting of recurring adjustments) necessary to state fairly the information set forth herein. Our historical results are not necessarily indicative of the results to be expected in the future, and the results for the six-months ended June 30, 2013 are not necessarily indicative of the results to be expected for the full year.

	Six-Months Ended June 30,		Year-Ended December 31,
	2013	2012	2012	2011	2010	2009
	(in millions, except facilities and per unit data in actual amounts)
Statement of Operations Data:
Net operating revenues:
Net patient revenues	$370.6	$352.5	$716.2	$694.4	$698.6	$679.7
Management fee revenues	11.5	9.2	17.8	11.3	6.7	4.0
Other revenues	6.4	8.1	16.1	13.7	9.8	6.7

Total net operating revenues	388.5	369.8	750.1	719.3	715.0	690.4
Equity in net income of nonconsolidated affiliates	12.0	11.8	16.8	22.2	15.3	10.5
Operating expenses:
Salaries and benefits	125.8	120.8	242.7	222.6	217.2	219.0
Supplies	85.7	83.2	170.3	161.0	172.9	161.9
Other operating expenses	58.1	61.1	118.7	114.9	113.1	113.2
Depreciation and amortization	20.9	20.3	41.7	40.5	37.4	36.6
Occupancy costs	13.4	13.2	26.8	26.6	27.7	28.0
Provision for doubtful accounts	7.0	8.1	16.9	18.3	17.3	17.3
Impairment of intangible and long-lived assets	—	0.4	1.1	—	—	0.1
Loss (gain) on disposal of assets	0.1	(0.1)	(0.3)	(0.8)	0.4	(0.1)

Total operating expenses	311.0	307.1	617.8	583.0	586.0	576.0

Operating income	$89.5	$74.5	$149.1	$158.6	$144.3	$124.9
Interest expense	34.3	30.5	58.8	56.0	52.6	53.6
Loss from extinguishment of debt	3.8	—	—	—	—	—
Interest income	(0.1)	(0.2)	(0.3)	(0.4)	(1.6)	(1.3)
Loss (gain) on sale of investments	1.0	(2.0)	7.1	(3.9)	(2.1)	0.6

Income from continuing operations before income tax expense	50.5	46.3	83.5	106.8	95.2	72.0
Provision for income tax expense	4.4	4.6	8.3	20.4	14.6	13.4

Income from continuing operations(1)	46.1	41.6	75.1	86.5	80.7	58.6
Loss from discontinued operations, net of income tax expense	(3.9)	(5.1)	(2.8)	(3.0)	(11.1)	(1.5)

Net income	42.2	36.5	72.3	83.5	69.5	57.1

Less: Net income attributable to noncontrolling interests	(53.4)	(46.7)	(92.4)	(93.2)	(84.4)	(82.6)

Net loss attributable to ASC Acquisition	(11.2)	(10.2)	(20.0)	(9.7)	(14.9)	(25.5)

Basic and diluted net loss per unit attributable to ASC Acquisition:
Continuing operations attributable to ASC Acquisition	$(.03)	$(.02)	$(.05)	$(.02)	$(.02)	$(.09)
Discontinued operations attributable to ASC Acquisition	(.01)	(.01)	(.01)	(.01)	(.03)	—

Net loss per unit attributable to ASC Acquisition	$(.04)	$(.03)	$(.06)	$(.03)	$(.05)	$(.09)

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$80.6	$83.0	$171.2	$165.3	$143.8	$142.7
Investing activities	(34.2)	(15.0)	(21.8)	(157.9)	(45.9)	(55.8)
Financing activities	(21.4)	(46.2)	(102.1)	30.2	(100.1)	(127.9)

Facilities (at period end):
Consolidated facilities	85	92	87	94	95	105
Equity method facilities	60	47	52	44	23	19
Managed-only facilities	28	7	8	4	5	1

Total facilities	173	146	147	142	123	125

		December 31,
	June 30, 2013	2012	2011	2010	2009
	(in millions)
Balance Sheet Data (at period end):
Cash and cash equivalents	$143.7	$118.7	$71.3	$33.6	$35.6
Total current assets	290.3	264.5	215.0	172.0	161.7
Total assets(2)	1,438.5	1,409.2	1,356.5	1,189.8	1,178.0

Current portion of long-term debt	19.2	15.2	16.2	7.5	6.7
Long-term debt, net of current portion	792.4	774.5	769.1	673.4	671.4
Total current liabilities	178.1	173.8	148.9	133.6	121.9
Total liabilities(2)	1,098.8	1,070.6	1,033.7	897.5	869.0

Total ASC Acquisition equity	142.5	144.4	167.2	144.5	165.0
Noncontrolling interests — non-redeemable	175.9	172.5	135.4	127.2	118.1
Total equity	318.4	316.9	302.6	271.7	283.1

	Six-Months Ended June 30, 2013	Year-Ended December 31, 2012
	(actual, except share count in thousands)
Pro Forma net loss per share(3):
Basic	$(0.37)	$(0.66)
Diluted	(0.37)	(0.66)
Adjusted number of shares outstanding used to compute basic pro forma net loss per share(4)	30,343	30,343
Adjusted number of shares outstanding used to compute diluted pro forma net loss per share(4)	30,343	30,343

	Six-Months Ended June 30,		Year-Ended December 31,
	2013	2012	2012	2011	2010	2009
	(in millions, except cases, growth rates and per share data in actual amounts)
Consolidated and Equity Method Facility Data:
Net Operating Revenues:
Consolidated facilities	$388.5	$369.8	$750.1	$719.3	$715.0	$690.4
Equity method facilities	265.8	233.3	478.0	335.6	187.0	163.7

Net Patient Revenues:
Consolidated facilities	$370.6	$352.5	$716.2	$694.4	$698.6	$679.7
Equity method facilities	263.4	231.4	474.4	332.6	185.7	163.1

Case Volume:
Consolidated facilities	215,229	222,435	445,361	438,216	463,454	481,114
Equity method facilities	120,947	113,308	226,860	184,860	123,220	108,141
Systemwide case volume(5)	336,940	335,743	672,221	623,076	586,674	589,255

Systemwide net operating revenues growth(6)	8.5%	28.8%	16.4%	17.0%	5.6%	5.8%
Systemwide net patient revenues per case growth(7)	8.2%	27.9%	7.5%	9.4%	5.4%	5.9%
Same site systemwide net operating revenues growth(6)(8)	8.1%	7.9%	5.8%	5.5%	4.7%	4.4%
Same site systemwide net patient revenues per case growth(7)(8)	6.8%	3.4%	4.1%	6.6%	5.3%	5.3%

Other Financial Data:
Adjusted EBITDA-NCI(9)	$69.5	$59.4	$130.4	$116.9	$101.9	$89.2
Adjusted net income(9)	$17.3	$10.8	$32.4	$26.4	$23.8	$8.5
Basic pro forma Adjusted net income per share(3)(9)	$0.57	$0.36	$1.07	$0.87	$0.84	$0.30

(1)	Loss from continuing operations attributable to ASC Acquisition, which is income from continuing operations less net income attributable to noncontrolling interests, was $7.3 million and $5.1 million for the six-months ended June 30, 2013 and 2012, respectively, and $17.3 million, $6.7 million and $3.7 million for years-ended December 31, 2012, 2011 and 2010, respectively.

(2)	Our consolidated total liabilities as of December 31, 2012 and June 30, 2013 include total liabilities of a VIE of $1.4 million and $6.0 million, respectively, for which the creditors of the VIE have no recourse to us. The assets of the consolidated VIE can only be used to settle the obligations of the VIE.
(3)	Pro forma to reflect our conversion from a Delaware limited liability company to a Delaware corporation, at a ratio of 10.25 membership units of ASC Acquisition LLC to one share of common stock of Surgical Care Affiliates, Inc., prior to the closing of this offering.
(4)	Calculated based on number of shares of common stock and vested REUs that would have been outstanding as of December 31, 2012 and June 30, 2013, assuming our conversion from a Delaware limited liability company to a Delaware corporation.
(5)	Represents the aggregate of the case volume at our consolidated and our equity method facilities. The number of cases performed at our total facilities is a key metric utilized to regularly evaluate performance.
(6)	The revenues and expenses of equity method facilities (which do not include managed-only facilities) are not directly included in our consolidated GAAP results; rather, only the net income earned from such facilities is reported on a net basis in the line item “Equity in net income of nonconsolidated affiliates.” Because of this, management supplementally focuses on non-GAAP systemwide results, which measure results from all our facilities, including revenues from our consolidated facilities and our equity method facilities (without adjustment based on our percentage of ownership). We include management fee revenue from managed-only facilities in systemwide net operating revenues growth and same site net operating revenues growth, but not patient or other revenues from managed-only facilities (in which we hold no ownership interest).
(7)	The revenues and expenses of equity method facilities are not directly included in our consolidated GAAP results; rather, only the net income earned from such facilities is reported on a net basis in the line item “Equity in net income of nonconsolidated affiliates.” Because of this, management supplementally focuses on non-GAAP systemwide results, which measure results from all our facilities, including revenues from our consolidated facilities and our equity method facilities (without adjustment based on our percentage of ownership). We do not include facilities at which we hold no ownership interest and provide only management services in systemwide net patient revenues per case growth or same site systemwide net patient revenues per case growth.
(8)	Same site refers to facilities that were operational in both the current and prior year or six-month period, as applicable.
(9)

Represents Adjusted EBITDA-NCI and Adjusted net income (including basic pro forma Adjusted net income per share) as historically computed and used by our management. Adjusted EBITDA-NCI means net income before provisions for income tax expense, net interest expense, depreciation and amortization, net loss from discontinued operations, equity method amortization expense, loss on sale of investments, loss on extinguishment of debt, asset impairments, gain (loss) on disposal of assets and non-cash stock compensation expense less net income attributable to noncontrolling interests. Adjusted net income means net loss attributable to ASC Acquisition before change in deferred income tax, loss on extinguishment of debt, asset impairments, amortization expense, net loss from discontinued operations, loss (gain) on sale of investments, loss (gain) on disposal of assets and equity method amortization expense. We present Adjusted EBITDA-NCI and Adjusted net income (including basic pro forma Adjusted net income per share) because we believe they are useful for investors to analyze our operating performance on the same basis as that used by our management. Our management believes Adjusted EBITDA-NCI can be useful to facilitate comparisons of operating performance between periods because it excludes the effect of depreciation and amortization, which represents a non-cash charge to earnings, income tax, interest expense and other expenses or income not related to the normal, recurring operations of our business. Our management believes Adjusted net income (including basic pro forma Adjusted net income per share) can be useful to facilitate comparisons of our operating performance between periods because it excludes the effect of certain non-cash and other charges to earnings whose fluctuations from period-to-period do not necessarily correspond to the normal, recurring operations of our business. Adjusted EBITDA-NCI and Adjusted net income (including basic pro forma Adjusted net income per share) are each considered a “non-GAAP financial measure” under SEC rules and should not be considered a substitute for net income (loss) or net operating income (or pro forma net loss per share) as determined in accordance with GAAP. In addition, Adjusted EBITDA-NCI and Adjusted net income (including basic pro forma Adjusted net income per share) have limitations as analytical tools, including the following:

•	Adjusted EBITDA-NCI and Adjusted net income (including basic pro forma Adjusted net income per share) do not reflect our historical capital expenditures, or future requirements for capital expenditures, or contractual commitments;

•	Adjusted EBITDA-NCI and Adjusted net income (including basic pro forma Adjusted net income per share) do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA-NCI does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments under our credit agreement;

•	Adjusted EBITDA-NCI and Adjusted net income (including basic pro forma Adjusted net income per share) do not reflect our historical impairments recognized;

•	Adjusted EBITDA-NCI and Adjusted net income (including basic pro forma Adjusted net income per share) do not reflect our historical amortization expenses; and

•	Adjusted EBITDA-NCI does not reflect income tax expense or the cash requirements to pay our taxes.

In addition, you should be aware that there is no certainty that we will not incur expenses in the future that are similar to those excluded in the calculation of Adjusted EBITDA-NCI or Adjusted net income (including basic pro forma Adjusted net income per share). Other companies in our industry may calculate Adjusted EBITDA-NCI or Adjusted net income (including basic pro forma Adjusted net income per share) differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, neither Adjusted EBITDA-NCI nor Adjusted net income (including basic pro forma Adjusted net income per share) should be considered the primary measure of the operating performance of our business. We strongly encourage you to review the GAAP financial statements included elsewhere in this prospectus, and not to rely on any single financial measure to evaluate our business.

The following table represents the reconciliation of net income to Adjusted EBITDA-NCI and of net loss attributable to ASC Acquisition to Adjusted net income for the periods indicated below:

	Six-Months Ended June 30,		Year-Ended December 31,
	2013	2012	2012	2011	2010	2009
Adjusted EBITDA-NCI:	(in millions, except share count in thousands)
Net income	$42.2	$36.5	$72.3	$83.5	$69.5	$57.1
Plus (minus):
Interest expense, net	34.2	30.3	58.5	55.6	51.1	52.3
Provision for income tax expense	4.4	4.6	8.3	20.4	14.6	13.4
Depreciation and amortization	20.9	20.3	41.7	40.5	37.4	36.6
Loss from discontinued operations, net	3.9	5.1	2.8	3.0	11.1	1.5
Equity method amortization expense(a)	10.0	10.1	20.3	10.1	—	—
Loss (gain) on sale of investments	1.0	(2.0)	7.1	(3.9)	(2.1)	0.6
Loss on extinguishment of debt	3.8	—	—	—	—	—
Asset impairments	2.0	0.4	10.2	—	3.0	9.3
Loss (gain) on disposal of assets	0.1	(0.1)	(0.3)	(0.8)	0.4	(0.1)
Non-cash stock compensation expense(b)	0.4	0.8	1.7	1.7	1.3	1.1

Adjusted EBITDA	122.9	106.1	222.7	210.1	186.3	171.8
(Minus):
Net income attributable to noncontrolling interests	(53.4)	(46.7)	(92.4)	(93.2)	(84.4)	(82.6)

Adjusted EBITDA-NCI	$69.5	$59.4	$130.4	$116.9	$101.9	$89.2

Adjusted net income:
Net loss attributable to ASC Acquisition	$(11.2)	$(10.2)	$(20.0)	$(9.7)	$(14.9)	$(25.5)
Plus
Change in deferred income tax	4.6	5.1	7.4	22.2	20.6	14.2
Loss on extinguishment of debt	3.8	—	—	—	—	—
Asset impairments	2.0	0.4	10.2	–	3.0	9.3
Amortization expense	3.1	2.4	4.9	5.5	5.7	8.5
Loss from discontinued operations, net	3.9	5.1	2.8	3.0	11.1	1.5
Loss (gain) on sale of investments	1.0	(2.0)	7.1	(3.9)	(2.1)	0.6
Loss (gain) on disposal of assets	0.1	(0.1)	(0.3)	(0.8)	0.4	(0.1)
Equity method amortization expense(a)	10.0	10.1	20.3	10.1	—	—

Adjusted net income	$17.3	$10.8	$32.4	$26.4	$23.8	$8.5

Number of shares outstanding used to compute basic pro forma adjusted net income per share(c)	30,343	30,330	30,343	30,338	28,215	28,211

(a)	For the years-ended December 31, 2012 and December 31, 2011, we recorded $20.3 million and $10.1 million, respectively, of amortization expense for definite-lived intangible assets attributable to equity method investments. For the six-months ended June 30, 2013 and 2012, we recorded $10.0 million, and $10.1 million, respectively of amortization expense for definite-lived intangible assets attributable to equity method investments. These expenses are included in Equity in net income of nonconsolidated affiliates in our consolidated financial statements. There was no such amortization expense for the years-ended December 31, 2010 and December 31, 2009.
(b)	Represents a non-cash expense relating our equity-based compensation program.
(c)	Calculated based on number of shares of common stock and vested REUs that would have been outstanding at the end of the relevant period, assuming our conversion from a Delaware limited liability company to a Delaware corporation.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined statements of operations for the six-months ended June 30, 2013 and for the year-ended December 31, 2012 give effect to our acquisition of Health Inventures, LLC (“Health Inventures”) on June 1, 2013 (the “acquisition”) as if it had occurred on the first day of the earliest period presented. An unaudited pro forma condensed combined consolidated balance sheet is not presented herein as the acquisition is reflected in ASC Acquisition LLC’s unaudited condensed consolidated balance sheet as of June 30, 2013.

The pro forma financial information and adjustments are preliminary and have been made solely for purposes of providing these unaudited pro forma condensed combined statements of operations. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the pro forma financial information presented and the combined company’s future results of operations and financial position. The actual results reported in future periods may differ significantly from that reflected in these pro forma financial information for a number of reasons, including but not limited to differences between the assumptions used to prepare this pro forma financial statements and actual amounts, as well as cost savings from operating and expense efficiencies and potential income enhancements.

The unaudited pro forma condensed combined statements of operations do not reflect any cost savings from operating and expense efficiencies, potential income enhancements or other restructurings that could result from the acquisition. In addition, the unaudited pro forma condensed combined statements of operations do not give effect to the consummation of this offering. As a result, the pro forma information does not purport to be indicative of what the financial condition or results of operations would have been had the transactions been completed on the applicable dates of this pro forma financial information. The unaudited pro forma condensed combined statements of operations are for informational purposes only and do not purport to project the future financial condition and results of operations after giving effect to the transactions.

The following unaudited pro forma condensed combined statements of operations are derived from the historical financial statements of ASC Acquisition and Health Inventures. You should read these unaudited pro forma condensed combined statements of operations in conjunction with the accompanying notes, “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements as of and for the year-ended December 31, 2012 and our unaudited consolidated financial statements as for and for the six-months ended June 30, 2013, each included elsewhere in this prospectus. In addition, you should read these unaudited pro forma condensed combined statements of operations in conjunction with Health Inventures’ audited combined financial statements as of and for the year-ended December 31, 2012 and Health Inventures’ unaudited combined financial statements as of and for the three-months ended March 31, 2013, each also included elsewhere in this prospectus.

ASC Acquisition LLC

Pro Forma Condensed Combined Statement of Operations

For the Six-Months Ended June 30, 2013

(Unaudited)

	Historical
	ASC Acquisition	Health Inventures (Note 2)	Reclassifications (Note 3)	Pro Forma Adjustments		Pro Forma Combined
	(in millions, except per unit data in actual amounts)
Net operating revenues:
Net patient revenues	$370.6	$—	$—	$—		$370.6
Management fee revenues	11.5	—	16.8	—		28.3
Other revenues	6.4	—	0.3	—		6.7

Total net operating revenues	388.5	—	17.1	—		405.6
Net revenues	—	17.1	(17.1)	—		—
Cost of services	—	14.1	(14.1)	—		—
Equity in net income of nonconsolidated affiliates	12.0	0.6	—	—		12.6
Operating expenses:
Salaries and benefits	125.8	—	14.2	—		140.0
Supplies	85.7	—	—	—		85.7
Other operating expenses	58.1	—	1.6	—		59.6
Depreciation and amortization	20.9	0.1	—	0.5	(4A)	21.5
Occupancy costs	13.4	—	0.1	—		13.6
Provision for doubtful accounts	7.0	—	—	—		7.0
Impairment of intangible and long-lived assets	—	—	—	—		—
Loss on disposal of assets	0.1	—	—	—		0.1
Selling, general and administrative expenses	—	1.8	(1.8)			—

Total operating expenses	310.9	1.8	14.1	0.5		327.3

Operating income	89.6	1.8	—	(0.5)		90.9
Interest expense	34.3	—	—	—		34.3
Loss on extinguishment of debt	3.8	—	—	—		3.8
Interest income	(0.1)	—	—	—		(0.1)
Loss on sale of investments	1.0	—	—	—		1.0

Income from continuing operations before income tax expense	50.6	1.8	—	(0.5)		51.9
Provision for income tax expense	4.4	—	—	0.1	(4B)	4.5

Income from continuing operations	46.2	1.8	—	(0.6)		47.4

Less: Net income attributable to noncontrolling interests	(53.4)	—	—	—		(53.4)

(Loss) income attributable to ASC Acquisition from continuing operations	$(7.3)	$1.8	$—	$(0.6)		$(6.0)

(Loss) income per unit attributable to ASC Acquisition from continuing operations (4C)	$(.02)	$.01	$—	$—		$(.02)

See Notes to Unaudited Pro Forma Condensed Combined Statements of Operations

ASC Acquisition LLC

Pro Forma Condensed Combined Statement of Operations

For the Year-Ended December 31, 2012

(Unaudited)

	Historical		Reclassifications (Note 3)	Pro Forma Adjustments		Pro Forma Combined
	ASC Acquisition	Health Inventures (Note 2)
	(in millions, except per unit data in actual amounts)
Net operating revenues:
Net patient revenues	$716.2	$—	$—	$—		$716.2
Management fee revenues	17.8	—	37.9	—		55.7
Other revenues	16.1	—	0.8	—		16.9

Total net operating revenues	750.1	—	38.7	—		788.8
Net revenues	—	38.7	(38.7)	—		—
Cost of services	—	31.7	(31.7)	—		—
Equity in net income of nonconsolidated affiliates	16.8	1.3	—	—		18.1
Operating expenses:
Salaries and benefits	242.7	—	32.6	—		275.4
Supplies	170.3	—	—	—		170.3
Other operating expenses	118.7	—	3.6	—		122.3
Depreciation and amortization	41.7	0.5	—	0.8	(4A)	43.0
Occupancy costs	26.8	—	0.3	—		27.1
Provision for doubtful accounts	16.9	—	—	—		16.9
Impairment of intangible and long-lived assets	1.1	—	—	—		1.1
Gain on disposal of assets	(0.3)	—	—	—		(0.3)
Selling, general and administrative expenses	—	4.9	(4.9)	—		—

Total operating expenses	617.8	5.4	31.7	0.8		655.6

Operating income	149.1	2.9	—	(0.8)		151.3
Interest expense	58.8	—	—	—		58.8
Interest income	(0.3)	—	—	—		(0.3)
Loss (gain) on sale of investments	7.1	—	—	—		7.1

Income from continuing operations before income tax expense	83.5	2.9	—	(0.8)		85.6
Provision for income tax expense	8.3	—	—	0.2	(4B)	8.6

Income from continuing operations	75.1	2.9	—	(1.0)		77.1

Less: Net income attributable to noncontrolling interests	(92.4)	—	—	—		(92.4)

(Loss) income attributable to ASC Acquisition from continuing operations	$(17.2)	$2.9	$—	$(1.0)		$(15.3)

(Loss) income per unit attributable to ASC Acquisition from continuing operations (4C)	$(.06)	$.01	$—	$—		$(.05)

See Notes to Unaudited Pro Forma Condensed Combined Statements of Operations

ASC Acquisition LLC

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations

NOTE 1. BASIS OF PRESENTATION

The unaudited pro forma condensed combined statements of operations were prepared using the acquisition method of accounting under existing GAAP standards and are based on the historical consolidated financial statements of ASC Acquisition LLC for the six-months ended June 30, 2013 and for the year-ended December 31, 2012 and the combined financial statements of Health Inventures for the five-months ended May 31, 2013 and for the year-ended December 31, 2012.

The unaudited pro forma condensed combined statements of operations for the six-months ended June 30, 2013 and for the year-ended December 31, 2012 each give effect to the acquisition as if it had occurred on the first day of the earliest period presented. Because the effect of the acquisition of Health Inventures is reflected in our historical balance sheet as of June 30, 2013, no pro forma balance sheet is presented.

The fair values assigned to the tangible and intangible assets acquired and liabilities assumed from Health Inventures are based on management’s estimates and assumptions. The estimated fair values of these assets acquired and liabilities assumed are considered preliminary. We believe that the information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed; however, the provisional measurements of fair value are subject to change. We expect to finalize the valuation of the net tangible and intangible assets as soon as practicable, but not later than one-year from the acquisition date.

The unaudited pro forma condensed combined statements of operations are provided for illustrative purposes only and do not purport to represent what our actual consolidated results of operations would have been had the acquisition occurred on the dates assumed, nor are they necessarily indicative of our future consolidated results of operations. Moreover, the unaudited pro forma condensed combined statements of operations do not reflect the consummation of this offering.

The unaudited pro forma condensed combined statements of operations do not reflect any cost savings from operating and expense efficiencies, potential income enhancements or other restructurings that could result from the acquisition.

NOTE 2. ACQUISITION OF HEALTH INVENTURES, LLC

In June 2013, we acquired 100% of the interest in Health Inventures, a surgical and physician services company, for total consideration of $18.5 million. $9.6 million of the consideration was paid to the sellers in cash; the remaining amount, $8.9 million, was placed into escrow as contingent consideration. The amount payable as contingent consideration depends upon the successful continuation and/or renewal of management agreement contracts and is determined by comparing the contract revenue prior to renewal against contract revenue post-renewal. The undiscounted range of amounts that could be paid as contingent consideration is zero to $8.9 million. As of the acquisition date approximately $7.2 million of contingent consideration was recognized.

The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed from Health Inventures are as follows:

Assets (in millions)
Current assets
Cash and cash equivalents	$1.2
Accounts receivable	2.1
Other current assets	0.4

Total current assets	3.7

Property and equipment	0.6
Goodwill	2.3
Intangible assets	7.6
Investment in and advances to nonconsolidated affiliates	4.4

Total assets	$18.5

Liabilities (in millions)
Current liabilities
Accounts payable and other current liabilities	$1.7

Total current liabilities	1.7

Total liabilities	$1.7

The goodwill and intangible assets acquired from Health Inventures are expected to be fully deductible for tax purposes. The Health Inventures purchase price allocation is preliminary and subject to adjustment.

NOTE 3. RECLASSIFICATIONS

Amounts historically included in Cost of services and Selling, general and administrative expenses on Health Inventures’ combined statements of income have been reclassified to Salaries and benefits, Other operating expenses and Occupancy costs in order to conform with our financial statement presentation. Amounts historically included in Net revenues on Health Inventures’ combined statements of income have been reclassified to Management fee revenues and Other revenues in order to conform with our financial statement presentation.

NOTE 4. UNAUDITED PRO FORMA ADJUSTMENTS

(A) To record the difference in associated depreciation and amortization expenses between the historical amounts of Health Inventures’ Intangible assets, net and Property and equipment, net and preliminary fair values of the Intangible assets and Property and equipment acquired in connection with our acquisition of Health Inventures.

(B) The adjustments to the Provision for income tax expense assume a tax rate of approximately 40% related to the impact of goodwill amortization for tax purposes.

(C) Calculated using weighted average units outstanding for the applicable period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes thereto and other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those contained in forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this prospectus. Unless the context otherwise indicates or requires, the terms “Surgical Care Affiliates,” the “Company,” “we,” “us,” and “our” refer to ASC Acquisition LLC and its consolidated affiliates prior to our conversion from a Delaware limited liability company to a Delaware corporation and to Surgical Care Affiliates, Inc. and its consolidated subsidiaries after the conversion. In addition, unless the context otherwise indicates or requires, the term “SCA” refers to Surgical Care Affiliates LLC, our direct operating subsidiary.

Overview

We are a leading provider of surgical solutions to health systems and payors, providing high quality, cost-effective surgical care. Prior to the closing of this offering, we will convert from a Delaware limited liability company to a corporate form of organization and will be renamed Surgical Care Affiliates, Inc. For all periods covered by our financial statements, we were a Delaware limited liability company that was formed with a focus on developing and operating a network of multi-specialty ASCs and surgical hospitals in the United States. As of June 30, 2013, we operated in 34 states and had an interest in and/or operated 167 freestanding ASCs, five surgical hospitals and one sleep center with 11 locations. Of these 173 facilities, we consolidated the operations of 85 affiliated facilities, had 60 nonconsolidated affiliated facilities and held no ownership in 28 affiliated facilities that contract with us to provide management services only. In addition, at June 30, 2013, we provided perioperative consulting services to 14 facilities, which are not included in the facility count.

With the exception of the managed only facilities, the entities that own our facilities are structured as general partnerships, limited partnerships, limited liability partnerships or limited liability companies in which either one of our subsidiaries or a joint venture in which one of our subsidiaries is an owner serves as the general partner, limited partner, managing member or member. Our partners or co-members in these entities are generally licensed physicians and hospitals or health systems.

Recent Developments

On September 16, 2013, we declared a cash distribution, the 2013 Distribution, of $0.241279 per outstanding membership unit, resulting in a total distribution to our membership unit holders of $74.9 million (including $66.6 million to the TPG Funds and $8.3 million to our other membership unit holders). The 2013 Distribution was payable promptly after the date it was declared. In addition, on September 16, 2013, the board of directors of SCA resolved to pay a cash bonus, the 2013 Cash Bonus Payment, to eligible holders of vested options and REUs (as defined herein) of $0.241279 per vested option or restricted equity unit, as applicable, resulting in a total bonus payment of $4.6 million, and to adjust downward the exercise price of any such holder’s unvested options by the same amount. The 2013 Cash Bonus Payment will be recorded as compensation expense in the third quarter of 2013. In addition, we will record stock compensation expense over the remaining vesting periods related to the adjustment to unvested options.

Outlook

We expect that Adjusted EBITDA-NCI for the third quarter of 2013 will grow over the third quarter of 2012, consistent with the growth of the prior quarters in 2013 over the same periods of 2012. For the fourth quarter of 2013, we expect to have increased investments in our business, including increases in our sales and facility development teams and operations personnel, and investments in information technology. In light of these increased investment expenses, together with the occurrence of certain non-recurring benefits during the fourth quarter of 2012, we expect Adjusted EBITDA–NCI in the fourth quarter of 2013 will be lower than in the fourth quarter of 2012. We do not believe that the reduction in earnings in the fourth quarter of 2013 is indicative of any change in our facility operations or overall market trends or uncertainties.

Our Consolidated Subsidiaries and Nonconsolidated Affiliates

At facilities where we serve as an owner and day-to-day manager, we have significant influence over the operations of such facilities. When we have control of the facility, we account for our investment in the facility as a consolidated subsidiary. When this influence does not represent control of the facility, but we have the ability to exercise significant influence over operating and financial policies, we account for our investment in the facility under the equity method, and treat the facility as a nonconsolidated affiliate. Our net earnings from a facility are the same under either method, but the classification of those earnings in our consolidated statements of operations differs.

For our consolidated subsidiaries, our financial statements reflect 100% of the revenues and expenses for these subsidiaries, after elimination of intercompany transactions and accounts. The net income attributable to owners of our consolidated subsidiaries, other than us, is classified within the line item “Net income attributable to noncontrolling interests.”

For our nonconsolidated affiliates, our consolidated statements of operations reflect our earnings from such facilities in two line items:

•	Equity in net income of nonconsolidated affiliates, which represents our combined share of the net income of each equity method facility that is based on such equity method facility’s net income and the percentage of such equity method facility’s outstanding equity interests owned by us; and

•	Management fee revenues, which represents our combined income from management fees that we earn from managing the day-to-day operations of the facilities that we do not consolidate for financial reporting purposes.

As of June 30, 2013, we consolidate four facilities into our financial results where we do not currently hold an equity ownership interest in the facility. All four facilities are majority-owned and controlled by a common parent company (the “Future JV”). We hold a promissory note from the Future JV that is convertible into equity of the Future JV at our option upon the occurrence of the renegotiation of certain contractual arrangements. The promissory note has a fixed interest rate of 4% plus a variable component that is dependent on the earnings of the Future JV. We also entered into management services agreements with the facilities controlled by the Future JV. As a result of the financial interest in the earnings of the Future JV held by us via the promissory note and the powers granted to us in the promissory note and the management services agreements, we have determined, under the Accounting Standards Codification §810, that the Future JV is a VIE for which we are the primary beneficiary and as a result we consolidate these facilities into our financial results.

Our equity in net income of nonconsolidated affiliates is primarily a function of the performance of our nonconsolidated affiliates and our percentage of ownership interest in those affiliates. However, our net patient revenue and associated expense line items only contain the results from our consolidated facilities. As a result of this incongruity in our reported results, management uses a variety of supplemental information to analyze our results of operations, including:

•	the results of operations of our consolidated subsidiaries and nonconsolidated affiliates;

•	our ownership share in the facilities we operate; and

•	facility operating indicators, such as systemwide net operating revenues growth, systemwide net patient revenues per case growth, same site systemwide net operating revenues growth and same site systemwide revenues per case growth.

While revenues of our nonconsolidated affiliates are not recorded in our net operating revenues, we believe this information is important in understanding our financial performance because these revenues are typically the basis for calculating the line item “Management fee revenues” and, together with the expenses of our nonconsolidated affiliates, are the basis for deriving the line item “Equity in net income of nonconsolidated affiliates.” As we execute on our strategy of partnering with health systems, we expect the number of our facilities that we account for as equity method facilities will increase relative to our total number of facilities.

To assist management in analyzing our results of operations, we prepare and disclose certain supplemental “systemwide” growth measures, which treat our equity method facilities as if they were consolidated. While the revenues earned at our equity method facilities are not recorded in our consolidated financial statements, we believe systemwide net operating revenues growth is important to understand our financial performance because it is used by management to help interpret the sources of our growth and provides management with a growth metric incorporating the revenues earned by all of our affiliated facilities, regardless of the accounting treatment. See “Selected Historical Consolidated Financial and Other Data” for an explanation of the systemwide growth measures we present.

One of the nonconsolidated affiliates that we account for under the equity method, ASC Operators, LLC, is considered significant to our operations in accordance with Rule 3-09 of Regulation S-X under the Securities Act. As a result, this prospectus also contains audited consolidated financial statements for ASC Operators, LLC for the appropriate periods as determined in accordance with the regulations of the SEC.

Key Measures

Facilities

Changes in our ownership of individual facilities and related changes in how we account for such facilities drive changes in our consolidated results from period to period in several ways, including:

•	Deconsolidations. As a result of a deconsolidation transaction, an affiliated facility that was previously consolidated becomes a nonconsolidated facility. Any income we earn, based upon our ownership percentage in the facility, is reported on a net basis in the line item “Equity in net income of nonconsolidated affiliates,” whereas prior to deconsolidation transaction, the affiliated facility’s results were reported as part of our consolidated net operating revenues and the associated expense line items.

•	Consolidations. As a result of a consolidation transaction, an affiliated facility that was previously nonconsolidated and accounted for on an equity method basis becomes a consolidated facility. After consolidation, revenues and expenses of the affiliated facility are included as part of our consolidated results.

•	Acquisitions. Our corporate strategy includes an ongoing effort to acquire previously established surgical facilities and groups of facilities. If we acquire a controlling interest in a facility, patient revenues and expenses will be included in our consolidated results. If we acquire a noncontrolling interest in a facility, we will include additional net income from the facility, based upon our percentage of ownership.

•	Shifts in Ownership Percentage. Our net income is driven in part by our ownership percentage in a facility since a portion of the net income earned by the facility is attributable to any noncontrolling owners in the facility, even if we consolidate such facility. As a result of our partnerships with physicians our percentage of ownership in a facility may shift over time, which may result in an increase or a decrease in the net income we earn from such facility.

We have taken several steps during the years-ended December 31, 2012, 2011 and 2010 and the six-months ended June 30, 2013 to optimize our facility portfolio, including by acquiring, consolidating, deconsolidating, contributing to joint ventures, closing and selling certain consolidated facilities and noncontrolling interests in facilities accounted for as equity method investments. On June 1, 2013, we completed the acquisition of Health Inventures, LLC for a purchase price of $18.5 million. In the transaction, we acquired Health Inventures’ ownership interests in four ASCs and one surgical hospital and management agreements with 19 facilities that together are affiliated with 11 different health systems. Health Inventures’ audited combined financial statements as of December 30, 2012 and for the year-ended December 30, 2012 and unaudited combined financial statements as of March 31, 2013 and 2012 and for the three-months ended March 31, 2013 and 2012 and related notes are each included elsewhere in this prospectus. In addition, unaudited pro forma condensed combined financial statements for the year-ended December 31, 2012 and the six-months ended June 30, 2013 giving effect to the acquisition of Health Inventures are included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The following table presents a breakdown of the changes in number of consolidated, nonconsolidated and managed-only facilities during the periods presented.

	During the Six- Months Ended June 30, 2013	During the Year- Ended December 31, 2012	During the Year- Ended December 31, 2011	During the Year- Ended December 31, 2010	During the Year- Ended December 31, 2009
Facilities at Beginning of Period
Consolidated Facilities:	87	94	95	105	107
Equity Method Facilities:	52	44	23	19	19
Managed only Facilities:	8	4	5	1	1
Total Facilities:	147	142	123	125	127
Strategic Activities Undertaken
Acquisitions
Consolidated facilities acquired:	1	2	3	3	1
Noncontrolling interests acquired in facilities accounted for as equity method investments:	6	7	17	—	1
Management agreements entered into:	20	4	3	2	—
Consolidations / Deconsolidations
Conversion transactions or contributions to joint ventures or other partnerships completed such that the facility is accounted for as a consolidated affiliate:	—	4	—	—	—
Conversion transactions or contributions to joint ventures or other partnerships completed such that the facility is accounted for as equity method investment:	2	3	4	5	—
Change to Managed-Only Facility
Change to providing management services only:	—	—	—	2	—
Closures and Sales
Consolidated facilities sold:	—	3	—	5	—
Noncontrolling interests in facilities accounted for as equity method investments sold:	—	1	—	1	1
Consolidated facilities closed:	1	3	—	1	3
Equity Method facilities closed:	—	—	—	—	—
Management agreements exited from:	—	—	4	—	—
Facilities at End of Period
Consolidated Facilities:	85	87	94	95	105
Equity Method Facilities:	60	52	44	23	19
Managed-only Facilities:	28	8	4	5	1

Total Facilities:	173	147	142	123	125
Average Ownership Interest
Consolidated Facilities:	53.1%	54.8%	58.1%	58.8%	60.2%
Equity Method Facilities:	26.6%	27.7%	29.4%	32.5%	32.0%

Revenues

Our consolidated net operating revenues for the six-months ended June 30, 2013 and 2012 were $388.5 million and $369.8 million, respectively. Our consolidated net operating revenues for the years-ended December 31, 2012, 2011 and 2010 were $750.1 million, $719.3 million and $715.0 million, respectively.

Given the significant increase in the number of our nonconsolidated facilities, driven by the success of our health system and physician partnership growth strategy, we review nonconsolidated facility revenues and also manage our facilities utilizing certain supplemental systemwide growth metrics.

The following table summarizes our systemwide net operating revenues growth, systemwide net patient revenues per case growth, same site systemwide revenue growth and same site systemwide net patient revenues per case growth.

	Six-Months Ended June 30,		Year-Ended December 31,
(cases in thousands and growth rates in actual amounts)	2013	2012	2012	2011	2010
Systemwide net operating revenues growth (1)	8.5%	28.8%	16.4%	17.0%	5.6%
Systemwide net patient revenues per case growth (2)	8.2%	27.9%	7.5%	9.4%	5.4%
Same site systemwide net operating revenues growth (1)(3)	8.1%	7.9%	5.8%	5.5%	4.7%
Same site systemwide net patient revenues per case growth (2)(3)	6.8%	3.4%	4.1%	6.6%	5.3%

(1)	The revenues and expenses of equity method facilities are not directly included in our consolidated GAAP results, rather only the net income earned from such facilities is reported on a net basis in the line item “Equity in net income of nonconsolidated affiliates.” Because of this, management supplementally focuses on non-GAAP systemwide results, which measure results from all our facilities, including revenues from our consolidated facilities and our equity method facilities (without adjustment based on our percentage of ownership). We include management fee revenues from managed-only facilities in systemwide net operating revenues growth and same site net operating revenue growth, but not patient or other revenues from managed-only facilities (in which we hold no ownership interest).
(2)	The revenues and expenses of equity method facilities are not directly included in our consolidated GAAP results; rather, only the net income earned from such facilities is reported on a net basis in the line item “Equity in net income of nonconsolidated affiliates.” Because of this, management supplementally focuses on non-GAAP systemwide results, which measure results from all our facilities, including revenues from our consolidated facilities and our equity method facilities (without adjustment based on our percentage of ownership). We do not include facilities at which we hold no ownership interest and provide only management services in systemwide net patient revenues per case growth or same site systemwide net patient revenues per case growth.
(3)	Same site refers to facilities that were operational in both the current and prior year or six-month periods, as applicable.

Six-Months Ended June 30, 2013 Compared to Six-Months Ended June 30, 2012

Our consolidated net operating revenues increased by $18.7 million, or 5.1%, for the six-months ended June 30, 2013 to $388.5 million from $369.8 million for the six-months ended June 30, 2012. Consolidated net patient revenues per case increased by 8.3% to $1,716 per case during the six-months ended June 30, 2013 from $1,585 per case during the six-months ended June 30, 2012.

For the six-months ended June 30, 2013, systemwide net operating revenues grew by 8.5% compared to the six-months ended June 30, 2012. In addition, for the six-months ended June 30, 2013, systemwide net patient revenues per case grew by 8.2% compared to the six-months ended June 30, 2012.

The table below quantifies several significant items impacting our period-over-period net operating revenues growth and net operating revenues growth of our nonconsolidated affiliates.

	Six-Months Ended June 30, 2013
	Surgical Care Affiliates as Reported Under GAAP	Nonconsolidated Affiliates
	(in millions)
Total net operating revenues, six-months ended June 30, 2012(1)(2)	$369.8	$233.3
Add: revenue from acquired facilities	5.0	12.8
revenue from consolidations	5.2	(5.2)
Less: revenue of disposed facilities	—	(15.6)
revenue from deconsolidated facilities	(3.3)	3.3

Adjusted base year	376.7	228.6
Increase from operations	11.2	37.2
Non-facility based revenue	0.6	—

Total net operating revenues, six-months ended June 30, 2013:	$388.5	$265.8

(1)	$6.8 million in revenues have been removed from prior periods presented related to facilities accounted for as discontinued operations.
(2)	Additions to revenue represent revenue from acquisition or consolidation of facilities during the 12 months after the date of acquisition or consolidation, as applicable. Deductions from revenue represent revenue from disposition or deconsolidation of facilities that were owned or consolidated in a prior period but are not owned or consolidated at the end of the current period.

Year-Ended December 31, 2012 Compared to the Year-Ended December 31, 2011

Our consolidated net operating revenues increased by $30.8 million, or 4.3%, for the year-ended December 31, 2012 to $750.1 million from $719.3 million for the year-ended December 31, 2011. Consolidated net patient revenues per case increased by 1.5% to $1,608 per case during 2012 from $1,585 per case during the prior period.

For the year-ended December 31, 2012, systemwide net operating revenues grew by 16.4% compared to the year-ended December 31, 2011. In addition, for the year-ended December 31, 2012, systemwide net patient revenues per case grew by 7.5% compared to the year-ended December 31, 2011.

The table below quantifies several significant items impacting year-over-year net operating revenues growth and net operating revenues growth of our nonconsolidated affiliates.

	Year-Ended December 31, 2012
	Surgical Care Affiliates as Reported Under GAAP	Nonconsolidated Affiliates
	(in millions)
Total net operating revenues, year-ended December 31, 2011(1)(2)	$719.3	$335.6
Add: revenue from acquired facilities	4.5	106.6
revenue from consolidations	12.6	(12.6)
Less: revenue of disposed facilities	—	—
revenue from deconsolidated facilities	(22.1)	22.1

Adjusted base year	714.3	451.7
Increase from operations	26.8	25.6
Non-facility based revenue	9.0	0.7

Total net operating revenues, year-ended December 31, 2012:	$750.1	$478.0

(1)	$21.6 million in revenues have been removed from prior periods presented related to facilities accounted for as discontinued operations.

(2)	Additions to revenue represent revenue from acquisition or consolidation of facilities during the 12 months after the date of acquisition or consolidation, as applicable. Deductions from revenue represent revenue from disposition or deconsolidation of facilities that were owned or consolidated in a prior period but are not owned or consolidated at the end of the current period.

Year-Ended December 31, 2011 Compared to Year-Ended December 31, 2010

Our consolidated net operating revenues increased by $4.3 million, or 0.6%, for the year-ended December 31, 2011 to $719.3 million from $715.0 million for the year-ended December 31, 2010. Consolidated net patient revenues per case increased by 5.2% to $1,585 per case during 2011 from $1,507 per case during the prior period.

For the year-ended December 31, 2011, systemwide net operating revenues grew by 17.0% compared to the year-ended December 31, 2010. In addition, for the year-ended December 31, 2011, systemwide net patient revenues per case grew by 9.4% compared to the year-ended December 31, 2010.

The table below quantifies several significant items impacting year-over-year net operating revenues growth and net operating revenues growth of our nonconsolidated affiliates.

	Year-Ended December 31, 2011
	Surgical Care Affiliates as Reported Under GAAP	Nonconsolidated Affiliates
	(in millions)
Total net operating revenues, year-ended December 31, 2010(1)(2)	$715.0	$187.0
Add: revenue from acquired facilities	2.2	102.2
revenue from consolidations	—	—
Less: revenue of disposed facilities	—	—
revenue from deconsolidated facilities	(27.3)	27.3

Adjusted base year	689.9	316.5
Increase from operations	21.0	17.4
Non-facility based revenue	8.4	1.8

Total net operating revenues, year-ended December 31, 2011:	$719.3	$335.6

(1)	$25.1 million in revenues have been removed from prior periods presented related to facilities accounted for as discontinued operations.
(2)	Additions to revenue represent revenue from acquisition or consolidation of facilities during the 12 months after the date of acquisition or consolidation, as applicable. Deductions from revenue represent revenue from disposition or deconsolidation of facilities that were owned or consolidated in a prior period but are not owned or consolidated at the end of the current period.

Summary of Key Line Items

Net Operating Revenues

The vast majority of our net operating revenues consist of net patient revenues from the facilities we consolidate for financial reporting purposes. Net patient revenues are derived from fees we collect from insurance companies, Medicare, state workers’ compensation programs, patients and other payors in exchange for providing the facility and related services and supplies a physician requires to perform a surgical procedure. Our net operating revenues also includes the line item “Management fee revenues,” which includes fees we earn from managing the facilities that we do not consolidate for financial reporting purposes. The line item “Other revenues” is composed of other ancillary services and fees received for anesthesia services. The physicians who perform procedures at our facilities bill and collect from their patients and other payors directly for their professional services, and their revenues from such professional services are not included in our net operating revenues.

Net Patient Revenues

Net patient revenues are recorded during the period in which the healthcare services are provided, based upon the estimated amounts due from insurance companies, patients and other government and third-party payors, including federal and state agencies (under the Medicare and Medicaid programs), state workers’ compensation programs and employers.

The following table presents a breakdown by payor source of the percentage of net patient revenues for the periods presented:

Consolidated Facilities

	Six-Months Ended June 30,		Year-Ended December 31,
	2013	2012	2012	2011	2010
Commercial health insurance payors	59%	59%	60%	61%	62%
Medicare	22	21	21	20	20
Workers’ compensation	12	11	11	11	9
Patients and other third-party payors	4	5	4	5	5
Medicaid	3	4	4	3	4

Total	100%	100%	100%	100%	100%

Nonconsolidated Facilities

	Six-Months Ended June 30,		Year-Ended December 31,
	2013	2012	2012	2011	2010
Commercial health insurance payors	74%	72%	74%	68%	65%
Medicare	16	15	13	16	17
Workers’ compensation	6	8	8	10	12
Patients and other third-party payors	3	2	3	3	3
Medicaid	1	3	2	3	3

Total	100%	100%	100%	100%	100%

The majority of our net patient revenues are related to patients with commercial health insurance coverage. The reimbursement rates we have been able to negotiate, on an average basis across our portfolio, have held relatively stable.

Medicare accounts for 21%, 20% and 20% of our net patient revenues for the years-ended December 31, 2012, 2011 and 2010, respectively, and 22% and 21% of our net patient revenues for the six-months ended June 30, 2013 and 2012, respectively. The Medicare program is subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, freezes and funding reductions, all of which may adversely affect the level of payments to our facilities. Significant spending reductions mandated by the BCA and impacting the Medicare program went into effect on March 1, 2013. Under the BCA, the percentage reduction for Medicare may not be more than 2% for a fiscal year, with a uniform percentage reduction across all providers. The impact from these spending reductions has not been material to our results.

For the six-months ended June 30, 2013, our facilities located in North Carolina, California and Texas collectively represented approximately 14%, 14% and 12%, respectively, of our net patient revenues. Additionally, our facilities located in each of Alabama, Alaska, Connecticut, Florida and Idaho represented in excess of 5% of our net patient revenues for the six-months ended June 30, 2013. Of our 60 nonconsolidated facilities accounted for as equity method investments, as of June 30, 2013, 27 of these facilities were located in California and 11 of these facilities were located in Indiana.

Operating Expenses

Salaries and Benefits

Salaries and benefits represent the most significant cost to us and include all amounts paid to full and part-time teammates, including all related costs of benefits provided to such teammates. Salaries and benefits expense represented 32.4%, 30.9% and 30.4% of our net operating revenues for the years-ended December 31, 2012, 2011 and 2010, respectively, and 32.4% and 32.7% of our net operating revenues for the six-months ended June 30, 2013 and 2012, respectively.

Supplies

Supplies expense includes all costs associated with medical supplies used while providing patient care at our consolidated facilities. Our supply costs primarily include sterile disposables, pharmaceuticals, implants and other similar items. Supplies expense represented 22.7%, 22.4% and 24.2% of our net operating revenues for the years-ended December 31, 2012, 2011 and 2010, respectively, and represented 22.1% and 22.5% of our net operating revenues for the six-months ended June 30, 2013 and 2012, respectively, making it important for our facilities to appropriately manage these costs. Supplies expense is typically closely related not only to case volume but also to case mix, as an increase in the acuity of cases and the use of implants in those cases tends to drive supplies expense higher.

Other Operating Expenses

Other operating expenses consists primarily of expenses related to insurance premiums, contract services, legal fees, repairs and maintenance, professional and licensure dues, office supplies and miscellaneous expenses. Other operating expenses do not generally correlate with changes in net patient revenues.

Occupancy Costs

Occupancy costs include facility rent, utility and maintenance expense. Occupancy costs do not generally correlate with changes in net patient revenues.

Provision for Doubtful Accounts

We write off uncollectible accounts against the allowance for doubtful accounts after exhausting collection efforts and adding subsequent recoveries. Net accounts receivable include only those amounts we estimate we will collect. We perform an analysis of our historical cash collection patterns and consider the impact of any known material events in determining the allowance for doubtful accounts. In performing our analysis, we consider the impact of any adverse changes in general economic conditions, business office operating, payor mix or trends in federal or state governmental healthcare coverage.

Provision for Income Tax Expense

Because we have a full valuation allowance booked against our net deferred tax assets, our tax expense is generated primarily from amortization of tax goodwill and write-offs of tax goodwill resulting from the syndication of partnership interests. Our tax expense therefore bears no relationship to pretax income, and our effective tax rate will fluctuate from period to period, depending upon the amount of tax expense from amortization and write-offs of goodwill. Since substantially all of our facilities are organized as general partnerships, limited partnerships, limited liability partnerships or limited liability companies, which are not taxed at the entity level for federal income tax purposes and are only taxed at the entity level in five states for state income tax purposes, substantially all of our tax expense is attributable to ASC Acquisition.

Net Loss Attributable to ASC Acquisition

Net loss attributable to ASC Acquisition is derived by subtracting net income attributable to noncontrolling interests from net income. Net income includes certain revenues and expenses that are incurred only through our wholly-owned subsidiaries and therefore do not impact net income attributable to noncontrolling interests. These revenues and expenses include management fee revenues, interest expense related to ASC Acquisition debt, losses or gains on sale of investments and provision for income taxes. In periods where net income is negatively affected by these non-shared revenues and expenses, the deduction of net income attributable to noncontrolling interests from net income can result in a net loss attributable to ASC Acquisition in periods where net income is positive.

Summary Results of Operations

Six-Months Ended June 30, 2013 Compared to Six-Months Ended June 30, 2012

Our Consolidated Results and Results of Nonconsolidated Affiliates

The following tables show our results of operations and the results of operations of our nonconsolidated affiliates for the six-months ended June 30, 2013 and 2012.

	SIX-MONTHS ENDED JUNE 30,
	2013		2012
	As Reported Under GAAP	Nonconsolidated Affiliates(1)	As Reported Under GAAP	Nonconsolidated Affiliates(1)
	(in millions, except cases and facilities in actual amounts)
Net operating revenues:
Net patient revenues	$370.6	$263.4	$352.5	$231.4
Management fee revenues	11.5	—	9.2	—
Other revenues	6.4	2.4	8.1	1.9

Total net operating revenues	388.5	265.8	369.8	233.3
Equity in net income of nonconsolidated affiliates(2)	12.0	—	11.8	—
Operating expense:
Salaries and benefits	125.8	59.4	120.8	54.4
Supplies	85.7	44.3	83.2	38.3
Other operating expenses	58.1	40.5	61.1	33.6
Depreciation and amortization	20.9	7.8	20.3	6.8
Occupancy costs	13.4	10.3	13.2	10.3
Provision for doubtful accounts	7.0	4.1	8.1	4.4
Impairment of intangible and long-lived assets	—	—	0.4	—
Loss (gain) on disposal of assets	0.1	(0.1)	(0.1)	0.1

Total operating expenses	311.0	166.3	307.1	147.9

Operating income	89.5	99.5	74.5	85.4
Interest expense	34.3	0.7	30.5	0.8
Loss from extinguishment of debt	3.8	—	—	—
Interest income(3)	(0.1)	0.0	(0.2)	0.0
Loss (gain) on sale of investments	1.0	0.0	(2.0)	—

Income from continuing operations before income tax expense	50.5	98.8	46.2	84.6
Provision for income tax expense(4)	4.4	0.0	4.6	0.0

Income from continuing operations	46.1	98.7	41.6	84.6
Loss from discontinued operations, net of income tax expense	(3.9)	—	(5.1)	—

Net income	42.2	$98.7	36.5	$84.6

Less: Net income attributable to noncontrolling interests	(53.4)		(46.7)

Net loss attributable to ASC Acquisition	$(11.2)		$(10.2)

Equity in net income of nonconsolidated affiliates		$12.0		$11.8

Other Data(5)
Cases—consolidated facilities(6)	215,993		222,435
Cases—equity facilities(7)	120,947		113,308
Consolidated facilities	85		92
Equity method facilities	60		47
Managed-only facilities	28		7
Total facilities	173		146

(1)	The figures in this column, except within the line item Equity in net income of nonconsolidated affiliates, are non-GAAP presentations but management believes they provide further useful information about our equity method investments. The revenue, expense and operating income line items included in this column represent the results of our facilities that we account for as an equity method investment on a combined basis, without taking into account our percentage of ownership interest. The line item equity in net income of nonconsolidated affiliates represents the total net income earned by us from our facilities accounted for as an equity method investment, which is computed as our percentage of ownership interest in the facility (which differs among facilities) multiplied by the net income earned by such facility.
(2)	For the six-months ended June 30, 2013 and 2012 we recorded amortization expense of $10.0 million and $10.1 million, respectively, for definite-lived intangible assets attributable to equity method investments within Equity in net income of nonconsolidated affiliates.
(3)	Interest income of nonconsolidated affiliates was $0.028 million and $0.047 million for the six-months ended June 30, 2013 and 2012, respectively.
(4)	Provision for income tax expense for nonconsolidated affiliates was $0.033 million and $0.025 million for the six-months ended June 30, 2013 and 2012, respectively.
(5)	Case data is presented for the six-months ended June 30, 2013 and 2012, as applicable. Facilities data is presented as of June 30, 2013 and 2012, as applicable.
(6)	Represents cases performed at consolidated facilities. The number of cases performed at our facilities is a key metric utilized by us to regularly evaluate performance.
(7)	Represents cases performed at equity method facilities. The number of cases performed at our facilities is a key metric utilized by us to regularly evaluate performance.

Net Operating Revenues

Our consolidated net operating revenues increased $18.7 million, or 5.1%, for the six-months ended June 30, 2013 to $388.5 million from $369.8 million for the six-months ended June 30, 2012. The main factors that contributed to this increase were increased rates paid under certain payor contracts, revenues earned from a facility for which a consolidation transaction was completed during the second quarter of 2012 and revenues earned from certain newly acquired facilities during the last three quarters of 2012. Consolidated net patient revenues per case grew by 8.3% to $1,716 per case for the six-months ended June 30, 2013 from $1,585 per case during the prior period reflecting higher acuity case mix. During this same period, the number of cases at our consolidated facilities decreased to 215,993 cases during the six-months ended June 30, 2013 from 222,435 cases during the six-months ended June 30, 2012 and our number of consolidated facilities decreased to 85 facilities as of June 30, 2013 from 92 facilities as of June 30, 2012.

For the six-months ended June 30, 2013, systemwide net operating revenues grew by 8.5% compared to the six-months ended June 30, 2012. The growth in systemwide net operating revenues is largely due to the acquisition of noncontrolling interests in 11 facilities accounted for as equity method investments and 3 consolidated affiliates since the prior period and increased rates earned under certain payor contracts. These factors are partially offset by the sale of our interest in a nonconsolidated facility completed in 2012. In addition, for the six-months ended June 30, 2013, systemwide net patient revenues per case grew by 8.2% compared to the six-months ended June 30, 2012, which is due to similar factors as described above.

Equity in Net Income of Nonconsolidated Affiliates

Equity in net income of nonconsolidated affiliates increased $0.2 million, or 1.9%, to $12.0 million during the six-months ended June 30, 2013 from $11.8 million during the six-months ended June 30, 2012. This increase was primarily due to the acquisition of several noncontrolling interests in facilities since June 30, 2012 and the deconsolidation of two facilities completed during the six-months ended June 30, 2013 (i.e., the facilities became equity method facilities rather than consolidated facilities). After deconsolidation, the results of operations of the facilities were reported net in Equity in net income of nonconsolidated affiliates, whereas prior to deconsolidation, those results were reported within the consolidated revenue and expense line items. This increase was partially offset by the conversion of a facility that was previously accounted for as an equity method facility to consolidated facility during the second quarter of 2012. After the date of conversion, the results of this facility were reported within our consolidated revenue and expense line items, whereas prior to the conversion, the results of operations at this facility were reported net in the line item “Equity in net income of nonconsolidated affiliates.” In conjunction with one of the deconsolidation transactions, we recorded a pre-tax loss of approximately $1.5 million, which was primarily related to the revaluation of our investment in this affiliate to fair value. Lastly, this increase was partially offset by the sale of our entire interest in a nonconsolidated facility completed in 2012.

Additionally, changes in our ownership amounts in equity method facilities and changes in the profitability of those equity method facilities also impacted “Equity in net income of nonconsolidated affiliates.”

Salaries and Benefits

Salaries and benefits expense increased $5.0 million, or 4.1%, to $125.8 million for the six-months ended June 30, 2013 from $120.8 million for the six-months ended June 30, 2012. The increase in salary and benefits expenses is primarily the result of the addition of new teammates in connection with acquisitions and the addition of the expenses associated with existing teammates as a result of the consolidation of previously nonconsolidated affiliates.

Supplies

Supplies expense increased $2.5 million, or 3.0% to $85.7 million for the six-months ended June 30, 2013 from $83.2 million for the six-months ended June 30, 2012. This increase in supplies expense is primarily attributable to changes in our case mix, in particular an increase in the number of orthopedic and ophthalmology cases performed at our facilities, which tend to require higher cost supplies and implants. Supplies expense per case increased by 6.1% during the six-months ended June 30, 2013, as compared to the prior year, which is also primarily attributable to changes in our case mix.

Other Operating Expenses

Other operating expenses decreased $3.0 million, or 5.0%, to $58.1 million for the six-months ended June 30, 2013 from $61.1 million for the six-months ended June 30, 2012. This decrease is primarily attributable to our efforts to manage and decrease existing overhead costs, partially offset by the incurrence of certain additional overhead expenses costs due to organizational growth.

Depreciation and Amortization

Depreciation and amortization expense remained relatively steady at $20.9 million during the six-months ended June 30, 2013 as compared to $20.3 million during the six-months ended June 30, 2012.

Occupancy Costs

Occupancy costs remained relatively steady at $13.4 million during the six-months ended June 30, 2013 as compared to $13.2 million during the six-months ended June 30, 2012.

Provision for Doubtful Accounts

The provision for doubtful accounts decreased $1.1 million, or 14.2%, to $7.0 million for the six-months ended June 30, 2013 from $8.1 million during the six-months ended June 30, 2012, primarily as a result of improved collection of accounts receivables.

Interest Expense

Interest expense increased $3.8 million, or 12.6%, to $34.3 million for the six-months ended June 30, 2013 from $30.5 million during the six-months ended June 30, 2012. This increase is primarily attributable to the de-designation of interest rate swaps as cash flow hedges. The de-designation increased interest expense by $7.5 million in the six-months ended June 30, 2013.

Loss (gain) on Sale of Investments

We recognized a loss on sale of investments of $1.0 million for the six-months ended June 30, 2013, compared to a gain of $2.0 million for the prior period. The loss during the six-months ended June 30, 2013 and the gain during six-months ended June 30, 2012 were recorded in connection with deconsolidation transactions.

Provision for Income Tax Expense

For the six-months ended June 30, 2013, income tax expense was $4.4 million, representing an effective tax rate of 8.8%, compared to an expense of $4.6 million, representing an effective tax rate of 10.1% for the six-months ended June 30, 2012. The $4.4 million in expense for the six-months ended June 30, 2013 includes $4.1 million attributable to the tax amortization of goodwill, an indefinite-lived intangible, and $0.3 million of state income taxes accrued by subsidiaries with separate state tax filing requirements, including $0.2 million attributable to noncontrolling interests. The $4.6 million in expense for the six-months ended June 30, 2012 included $4.4 million attributable to the tax amortization of goodwill, an indefinite-lived intangible and $0.2 million of state income taxes accrued by subsidiaries with separate state tax filing requirements, including $0.1 million attributable to noncontrolling interests.

Because we have a full valuation allowance booked against our net deferred tax assets, our tax expense is generated primarily from amortization of tax goodwill and write-offs of tax goodwill resulting from the syndication of partnership interests. Our tax expense therefore bears no relationship to pretax income, and our effective tax rate will fluctuate from period to period, depending upon the amount of tax expense from amortization and write-offs of goodwill.

On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. Our most recent operating performance, the scheduled reversal of temporary differences and our forecast of taxable income in future periods are important considerations in our assessment. Management has considered all positive and negative evidence available at this time and has concluded that a full valuation allowance continues to be appropriate as of June 30, 2013. We continue to closely monitor actual and forecasted earnings and, if there is a change in management’s assessment of the amount of deferred income tax assets that is realizable, adjustments to the valuation allowance will be made in future periods. See “Risk Factors — Risks Related to Our Business — We may not be able to fully realize the value of our net operating loss carryforwards.”

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests increased $6.7 million, or 14.3%, to $53.4 million for the six-months ended June 30, 2013 from $46.7 million for the six-months ended June 30, 2012. The increase in our consolidated net operating revenues, as described above, drove an increase in consolidated facilities’ net income. Most of our consolidated facilities include noncontrolling owners. An increase in the earnings of these facilities resulted in an increase in net income attributable to noncontrolling interests.

Net loss attributable to ASC Acquisition

Net loss attributable to ASC Acquisition increased $1.0 million, or 9.8%, to $11.2 million for the six-months ended June 30, 2013 from $10.2 million for the six-months ended June 30, 2012. While our facilities’ revenue and operating income increased, the increase was more than offset by increases in net income attributable to noncontrolling interests and loss from extinguishment of debt.

Year-Ended December 31, 2012 Compared to Year-Ended December 31, 2011 and December 31, 2010

Our Consolidated Results and Results of Nonconsolidated Affiliates

The following tables show our results of operations and the results of operations of our nonconsolidated affiliates for the years-ended December 31, 2012, 2011 and 2010.

	YEAR-ENDED DECEMBER 31,
	2012		2011		2010
	As Reported Under GAAP	Non- consolidated Affiliates(1)	As Reported Under GAAP	Non- consolidated Affiliates(1)	As Reported Under GAAP	Non- consolidated Affiliates(1)
	(in millions, except cases and facilities in actual amounts)
Net operating revenues:
Net patient revenues	$716.2	$474.4	$694.4	$332.6	$698.6	$185.7
Management fee revenues	17.8	—	11.3	—	6.7	—
Other revenues	16.1	3.7	13.7	3.0	9.8	1.2

Total net operating revenues	750.1	478.0	719.3	335.6	715.0	187.0
Equity in net income of nonconsolidated affiliates(2)	16.8	—	22.2	—	15.3	—
Operating expense:
Salaries and benefits	242.7	108.8	222.6	80.5	217.2	49.1
Supplies	170.3	78.8	161.0	57.9	172.9	36.3
Other operating expenses	118.7	68.8	114.9	49.1	113.1	27.5
Depreciation and amortization	41.7	14.0	40.5	11.4	37.4	6.4
Occupancy costs	26.8	20.8	26.6	14.4	27.7	9.2
Provision for doubtful accounts	16.9	6.8	18.3	7.3	17.3	3.0
Impairment of intangible and long-lived assets	1.1	—	—	—	—	—
(Gain) loss on disposal of assets(3)	(0.3)	0.1	(0.8)	(0.1)	0.4	0.0

Total operating expenses	617.8	298.1	583.0	220.4	586.0	131.6

Operating income	149.1	179.9	158.6	115.2	144.3	55.4
Interest expense	58.8	1.6	56.0	1.5	52.6	1.1
Interest income(4)	(0.3)	(0.1)	(0.4)	(0.1)	(1.6)	0.0
Loss (gain) on sale of investments	7.1	—	(3.9)	—	(2.1)	—

Income from continuing operations before income tax expense	83.5	178.4	106.8	113.8	95.2	54.3
Provision for income tax expense	8.3	0.1	20.4	0.1	14.6	0.1

Income from continuing operations	75.1	178.4	86.5	113.8	80.7	54.2
Loss from discontinued operations, net of income tax expense	(2.8)	—	(3.0)	—	(11.1)	—

Net income	72.3	$178.4	83.5	$113.8	69.5	$54.2

Less: Net income attributable to noncontrolling interests	(92.4)		(93.2)		(84.4)

Net loss attributable to ASC Acquisition	$(20.0)		$(9.7)		$(14.9)

Equity in net income of nonconsolidated affiliates		$16.8		$22.2		$15.3

Other Data(5)
Cases — consolidated facilities(6)	445,361		438,216		463,454
Cases — equity facilities(7)	226,860		184,860		123,220
Consolidated facilities	87		94		95
Equity method facilities	52		44		23
Managed-only facilities	8		4		5
Total facilities	147		142		123

(1)

The figures in this column, except within the line item Equity in net income of nonconsolidated affiliates, are non-GAAP presentations but management believes they provide further useful information about our equity method investments. The revenue, expense and operating income line items included in this column represent the results of our facilities that we account for as an equity method investment on a combined basis, without taking into account our percentage of ownership interest. The line item Equity in net income of nonconsolidated affiliates represents the total net income earned by us from our facilities accounted for as an equity method investment, which is computed as our percentage of ownership interest in the facility (which differs among facilities) multiplied by the net income earned by such facility.
(2)	For the year-ended December 31, 2012 and 2011 we recorded amortization expense of $20.3 million and $10.1 million, respectively, for definite-lived intangible assets attributable to equity method investments within the line item “Equity in net income of nonconsolidated affiliates.” There was no such amortization expense for the year-ended December 31, 2010. For the years-ended December 31, 2012 and 2010 we recorded other than temporary impairment charges of $9.2 million and $3.0 million, respectively, within the line item “Equity in net income of nonconsolidated affiliates.” There was no such impairment charge for the year-ended December 31, 2011.
(3)	Gain on disposal of assets of nonconsolidated affiliates was $0.004 million for the year-ended December 31, 2010.
(4)	Interest income of nonconsolidated affiliates was $(0.012) million for the year-ended December 31, 2010.
(5)	Case data is presented for the year-ended December 2012, 2011 and 2010, as applicable. Facilities data is presented as of December 2012, 2011 and 2010, as applicable.
(6)	Represents cases performed at consolidated facilities. The number of cases performed at our consolidated facilities is a key metric utilized by us to regularly evaluate performance.
(7)	Represents cases performed at equity method facilities. The number of cases performed at our equity method facilities is a key metric utilized by us to regularly evaluate performance.

Net Operating Revenues

Our consolidated net operating revenues increased by $30.8 million, or 4.3%, for the year-ended December 31, 2012 to $750.1 million from $719.3 million for the year-ended December 31, 2011. The main factors that contributed to this increase were revenues earned from a facility for which a consolidation transaction was completed during the second quarter of 2012, increased rates earned under certain payor contracts and a change in case mix. These factors were partially offset by the conversion of one facility from a consolidated facility to an equity method facility during 2012 and the conversion of one facility to an equity method facility during 2011. Consolidated net patient revenues per case increased by 1.5% to $1,608 per case for the year-ended December 31, 2012 from $1,585 per case during the prior period. During this same period, the number of cases at our consolidated facilities increased to 445,361 cases during the year-ended December 31, 2012 from 438,216 cases during the year-ended December 31, 2011, while our number of consolidated facilities decreased to 87 facilities as of December 31, 2012 from 94 facilities as of December 31, 2011. Our consolidated management fee revenues increased $6.5 million, or 57.7%, for the year-ended December 31, 2012 to $17.8 million from $11.3 million in the year-ended December 31, 2011. The increase in consolidated management fee revenues results primarily from the inclusion of a full year of management fee revenue from a nonconsolidated investment that was made in July 2011, whereas in 2011 only a half year of such revenues were included in our results, and an increase in our number of managed equity method facilities as compared to the prior year.

For the year-ended December 31, 2012, systemwide net operating revenues grew by 16.4% compared to the year-ended December 31, 2011. The growth in systemwide net patient revenues is due largely the inclusion of a full year of revenue earned from acquisitions made in 2011 and from the acquisition of two consolidated facilities and noncontrolling interests in seven facilities accounted for as equity investments since the prior period, increased rates earned under certain payor contracts and changes in case mix. In addition, for the year-ended December 31, 2012, systemwide net patient revenues per case grew by 7.5% compared to the year-ended December 31, 2011, which is due to similar factors as described above.

Equity in Net Income of Nonconsolidated Affiliates

Equity in net income of nonconsolidated affiliates decreased by $5.4 million, or 24.6%, to $16.8 million for the year-ended December 31, 2012 from $22.2 million for the year-ended December 31, 2011. This decrease was primarily due to impairment charges totaling $9.2 million recorded during 2012 on our investments in nonconsolidated affiliates due to a decline in the expected future cash flows of five nonconsolidated affiliates that we determined to be other than temporary. This decline in the expected future cash flows was caused by events specific to each impacted facility, as further described below. We do not believe that the impairments at these facilities are indicative of any overall market trends or uncertainties in our business. The impairments included:

•	a $1.1 million impairment on our investment in Pueblo Ambulatory Surgery Center LLC related to declining volumes and earnings at the facility;

•	a $3.3 million impairment on our investment in Premier Surgery Center of Louisville, L.P. related to insufficient forecasted growth at the facility;

•	a $1.7 million impairment on our investment in Endoscopy Center West, LLC related to a buy-out offer received for our interest in the facility;

•	a $0.4 million impairment on our investment in Kerlan-Jobe Surgery Center, LLC related to a buy-out agreement for the facility; and

•	a $2.7 million impairment on our investment in Surgical Center at Premier, LLC related to an estimated valuation obtained for the facility based upon our search for a new health system partner.

The fair value of our investments in nonconsolidated affiliates is determined using discounted cash flows or earnings, estimates or sales proceeds. No such impairment charges were recorded during the year-ended December 31, 2011.

Also contributing to the decrease in equity in net income of nonconsolidated affiliates was the conversion of a facility that was previously accounted for as an equity method investment to a consolidated facility during the second quarter of 2012. After the date of conversion, the results of such facility were reported in the our consolidated revenue and expense line items, whereas prior to the conversion, the results of operations at this facility were reported on a net basis in the line item “Equity in net income of nonconsolidated affiliates”.

These factors were partially offset by having a full year of equity income from certain large nonconsolidated affiliates acquired in 2011 and the acquisition of seven equity method facilities during 2012. Also, during the first quarter of 2012, we deconsolidated one previously consolidated facility to an equity method facility. After the deconsolidation, the results of operations for the affected facility are reported on a net basis in the line item “Equity in net income of nonconsolidated affiliates,” whereas prior to deconsolidation, the facility’s results were reported in our consolidated net operating revenues and the associated expense line items.

Additionally, changes in our percentage of ownership in our equity method facilities and changes in the profitability of those equity method facilities also impacted “Equity in net income of nonconsolidated affiliates.”

During the year-ended December 31, 2012, we recorded $20.3 million of amortization expense for definite-lived intangible assets attributable to equity method investments. This expense was included in the line item “Equity in net income of nonconsolidated affiliates” in our consolidated financial statements. We recorded $10.1 million of amortization expense during the year-ended December 31, 2011.

Salaries and Benefits

Salaries and benefits expense increased $20.1 million, or 9.0%, to $242.7 million for the year-ended December 31, 2012 from $222.6 million for the year-ended December 31, 2011. The increase in salary and benefits expense is primarily a result of our adding teammates to support our new health system relationships and in connection with acquisitions of new facilities. In addition, this increase is also in part driven by an increase in total facility labor costs resulting largely from increased case volumes.

Supplies

Supplies expenses increased $9.3 million, or 5.8%, to $170.3 million for the year-ended December 31, 2012 from $161.0 million for the year-ended December 31, 2011. The increase in supplies expense is primarily attributable to pharmaceutical shortages, a shift in case mix and inflation, which was partially offset by the positive impact of our various supply chain initiatives, designed to improve our purchasing power and negotiate more favorable pricing from key vendors. Supplies expense per case increased by 4.1% during the year-ended December 31, 2012, as compared to the prior year, which was also primarily due to similar factors.

Other Operating Expenses

Other operating expenses increased $3.9 million, or 3.4%, to $118.7 million for the year-ended December 31, 2012 from $114.9 million for the year-ended December 31, 2011. This increase is primarily attributable to the incurrence of certain additional overhead costs resulting from our organizational growth, partially offset by our efforts to manage and decrease existing overhead operating expenses and the release of certain litigation and general and professional liability reserves.

Depreciation and Amortization

Depreciation and amortization expense increased $1.2 million, or 3.0%, to $41.7 million for the year-ended December 31, 2012 from $40.5 million for the year-ended December 31, 2011, primarily due to the addition of new capitalized assets during the year, partially offset by the conversion of one consolidated facility to an equity method investment.

Occupancy Costs

Occupancy costs remained relatively steady at $26.8 million during the year-ended December, 31, 2012 as compared to $26.6 million during the year-ended December, 31, 2011.

Provision for Doubtful Accounts

The provision for doubtful accounts decreased $1.4 million, or 7.5%, to $16.9 million for the year-ended December 31, 2012, from $18.3 million for the year-ended December 31, 2011, primarily as a result of improved collection of accounts receivables.

Impairment of Intangible and Long-Lived Assets

During 2012 and 2011, we examined our long-lived assets for impairment due to facility closings and facilities experiencing cash flows insufficient to recover the net book value of our long-lived assets. Based upon such review, we recorded $1.1 million of impairment charges during the year-ended December 31, 2012. No material impairment charges were recorded during the year-ended December 31, 2011.

Loss (Gain) on Sale of Investments

We recorded a loss on sale of investments of $7.1 million during 2012, compared to a gain of $3.9 million for 2011. The loss in 2012 was related to the divestiture of our interest in a nonconsolidated affiliate and the deconsolidation of a previously consolidated affiliate, which was partially offset by a gain from the consolidation of a previously nonconsolidated affiliate. The gain in 2011 was primarily related to deconsolidation transactions.

Provision for Income Tax Expense

For the year-ended December 31, 2012, income tax expense was $8.3 million, representing an effective tax rate of 10.0%, compared to an expense of $20.4 million, representing an effective tax rate of 19.1%, for the year-ended December 31, 2011. The $8.3 million in expense for the year-ended December 31, 2012 includes $7.8 million attributable to the tax amortization of goodwill on indefinite-lived intangibles and $0.5 million of state income taxes accrued by subsidiaries with separate state tax filing requirements, including $0.2 million attributable to noncontrolling interests. The $20.4 million in expense for the year-ended December 31, 2011 included $20.0 million attributable to the tax amortization of goodwill on indefinite-lived intangible assets and $0.3 million of state income taxes accrued by subsidiaries with separate state tax filing requirements, including $0.2 million attributable to noncontrolling interests. See “Risk Factors — Risks Related to Our Business — We may not be able to fully realize the value of our net operating loss carryforwards.”

Because we have a full valuation allowance booked against our net deferred tax assets, our tax expense is generated primarily from amortization of tax goodwill and write-offs of tax goodwill resulting from the syndication of partnership interests. Our tax expense, therefore, bears no relationship to pretax income, and our effective tax rate will fluctuate from period to period depending upon the amount of tax expense from amortization and write-offs of goodwill.

On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. Our most recent operating performance, the scheduled reversal of temporary differences and our forecast of taxable income in future periods are important considerations in our assessment. We recognize our cumulative earnings history is an example of positive evidence to be considered in our assessment. While management has concluded that a full valuation allowance continues to be appropriate, we continue to closely monitor actual and forecasted earnings and, if there are continued cumulative profitable results, we expect that reversal of all, or a portion of, the valuation allowance will be appropriate in the near future. As of December 31, 2012, our valuation allowance is $151.8 million.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests decreased $0.8 million, or 0.9%, to $92.4 million for the year-ended December 31, 2012 from $93.2 million for the year-ended December 31, 2011. The increase in our consolidated net operating revenues, as described above, was more than offset by an increase in operating expenses. Most of our consolidated facilities include noncontrolling owners. A decrease in the earnings of these facilities resulted in a decrease in net income attributable to noncontrolling interests.

Net loss attributable to ASC Acquisition

Net loss attributable to ASC Acquisition increased $10.3 million, or 106.2%, to $20.0 million for the year-ended December 31, 2012 from $9.7 million for the year-ended December 31, 2011. While our facilities’ revenue increased, lower equity in net income of nonconsolidated affiliates, higher operating expenses and higher loss on sale of investments drove the increase in net loss attributable to ASC Acquisition.

Year-Ended December 31, 2011 Compared to Year-Ended December 31, 2010

Net Operating Revenues

Our consolidated net operating revenues decreased $4.3 million, or 0.6%, to $719.3 million for the year-ended December 31, 2011 from $715.0 million for the year-ended December 31, 2010. The main factors that contributed to a decrease included the conversion of three consolidated facilities to equity method facilities during 2011 and changes in case mix. These factors were partially offset by increased rates earned under certain payor contracts and revenues earned from consolidated facilities that were newly acquired in 2011 and 2010. Consolidated net patient revenues per case increased by 5.2% to $1,585 per case during 2011 from $1,507 per case during 2010. During this same period, the number of cases at our consolidated facilities decreased to 438,216 cases during the year-ended ended December 31, 2011 from 463,454 cases during the year-ended December 31, 2010 and our number of consolidated facilities decreased to 94 facilities as of December 31, 2011 from 95 facilities as of December 31, 2010. Our consolidated management fee revenues increased $4.6 million, or 68.4%, to $11.3 million for the year-ended December 31, 2011 from $6.7 million for the year-ended December 31, 2010. The increase in consolidated management fee revenues results primarily from the inclusion of a half-year of management fee revenue resulting from a nonconsolidated investment that was made in July 2011 and an increase in our number of managed equity method facilities as compared to the prior year.

For the year-ended December 31, 2011, systemwide net operating revenues grew by 17.0% compared to the year-ended December 31, 2010. In addition, for the year-ended December 31, 2011, systemwide net patient revenues per case grew by 9.4% compared to the year-ended December 31, 2010. In each case the increase was primarily due to the performance of newly acquired facilities during the period.

Equity in Net Income of Nonconsolidated Affiliates

Equity in net income of nonconsolidated affiliates increased by $6.9 million, or 45.1%, to $22.2 million in 2011 from $15.3 million in 2010. This increase was primarily due to the acquisition of several noncontrolling interests in facilities. On July 1, 2011, we purchased 49% of the membership interests of IUH Surgery Centers, LLC (“IUH Surgery”) from IUH. IUH continues to own the other 51% of the membership interests of IUH Surgery. At the transaction date, IUH Surgery owned a majority interest in six limited liability companies which own and operate a total of nine facilities located in or around Indianapolis, Indiana. Unaudited combined financial statements as of June 30, 2011 and 2010 and for the six-months ended June 30, 2011 and 2010 and the audited combined financial statements as of December 31, 2010 and for the year-ended December 31, 2010 and the related notes are each included elsewhere in this prospectus.

Also on July 1, 2011, in transactions separate from the transaction involving IUH Surgery, equity method entities in which we own a minority interest purchased interests in five facilities. Our portion of the investment in these facilities is accounted for using the equity method of accounting. On July 1, 2011, we also purchased a noncontrolling membership interest in two additional facilities, and also account for these centers using the equity method of accounting.

In addition, the increase in equity in net income of nonconsolidated affiliates is partially due to deconsolidation of four previously consolidated facilities during 2011. After deconsolidation, the results of operations at these facilities were reported on a net basis in the line item “Equity in net income of nonconsolidated affiliates,” whereas, prior to deconsolidation, those results were reported within our consolidated net operating revenue and the associated expense line items.

Also contributing to the increase in equity in net income of nonconsolidated affiliates was a $3.0 million impairment charge recorded in the third quarter of 2010 to our investments in nonconsolidated affiliates in connection with the deconsolidation of a previously consolidated affiliate. The impairment was the result of the revaluation of our remaining investment in this entity to fair value. The fair value of our investments in nonconsolidated affiliates is determined using discounted cash flows or earnings, estimates or sales proceeds. No such impairment charges was recorded during the year-ended December 31, 2011.

Additionally, the increase in equity in net income of nonconsolidated affiliates is impacted by both our percentage change in our ownership amounts in equity method facilities and changes in the profitability of those equity method facilities during the comparative periods.

During the year-ended December 31, 2011, we recorded $10.1 million of amortization expense for definite-lived intangible assets attributable to equity method investments. This expense was included in the line item “Equity in net income of nonconsolidated affiliates” in our consolidated financial statements. There was no such amortization expense in prior years.

Salaries and Benefits

Salaries and benefits expense increased $5.4 million, or 2.5%, to $222.6 million for the year-ended December 31, 2011 from $217.2 million for the year-ended December 31, 2010. The increase in salary and benefits expense is primarily a result of our adding teammates to support new health system relationships and in connection with acquisitions of new facilities. In addition, this increase is also in part driven by increases in facility labor costs, partially offset by a decrease attributable to the deconsolidation of four previously consolidated affiliates.

Supplies

Supplies expense decreased $11.9 million, or 6.9%, to $161.0 million for the year-ended December 31, 2011 from $172.9 million for the year-ended December 31, 2010. This decrease is partially attributable to a shift in our case mix resulting in an increased number of gastroenterology cases performed at our facilities, which have lower supply costs and use fewer implants. In addition, this decrease is also partially attributable to the positive impact of our various supply chain initiatives, designed to improve our purchasing power and negotiate more favorable pricing from key vendors. Supplies expense per case decreased by 1.5% during the year-ended December 31, 2011, as compared to the prior year, also due to the case mix shift described above and the positive impact of our supply chain initiatives.

Other Operating Expenses

Other operating expenses increased $1.8 million, or 1.6%, to $114.9 million for the year-ended December 31, 2011 from $113.1 million for the year-ended December 31, 2010. This increase is primarily attributable to the incurrence of certain additional overhead costs resulting from organizational growth, partially offset by the conversion of three consolidated facilities to equity method facilities during 2011.

Depreciation and Amortization

Depreciation and amortization expense increased $3.1 million, or 8.2%, to $40.5 million for the year-ended December 31, 2011 from $37.4 million for the year-ended December 31, 2010, primarily due to the addition of new capitalized assets during the year, partially offset by the conversion of three consolidated facilities to equity method investments during 2011.

Occupancy Costs

Occupancy costs decreased slightly from $26.6 million during the year-ended December 31, 2011 as compared to $27.7 million during the year-ended December 31, 2011.

Provision for Doubtful Accounts

The provision for doubtful accounts increased by $1.0 million, or 5.8%, to $18.3 million for 2011 as compared to $17.3 million in 2010, primarily resulting from an increase the amount of accounts receivables which are greater than 360 days old.

Gain on Sale of Investments

We experienced a gain on sale of investments of $3.9 million for 2011, compared to a gain of $2.1 million for 2010. The gains for both periods were primarily recorded in connection with the deconsolidation of four facilities during 2011 and five facilities during 2010.

Provision for Income Tax Expense

For the year-ended December 31, 2011, income tax expense was $20.4 million, representing an effective tax rate of 19.1%, compared to an expense of $14.6 million, representing an effective tax rate of 15.3%, for the year-ended December 31, 2010. The $20.4 million in expense for the year-ended December 31, 2011 included $20.0 million attributable to the tax amortization of goodwill on indefinite-lived intangibles and $0.3 million of state income taxes accrued by subsidiaries with separate state tax filing requirements, including $0.2 million attributable to noncontrolling interests. The $14.6 million in expense for the year-ended December 31, 2010 included $14.0 million attributable to the tax amortization of goodwill on indefinite-lived intangible assets and $0.5 million of state income taxes accrued by subsidiaries with separate state tax filing requirements, including $0.2 million attributable to noncontrolling interests.

Because we have a full valuation allowance booked against our net deferred tax assets, our tax expense is generated primarily from amortization of tax goodwill and write-offs of tax goodwill resulting from the syndication of partnership interests. Our tax expense therefore bears no relationship to pretax income, and our effective tax rate will fluctuate from period to period, depending upon the amount of tax expense from amortization and write-offs of goodwill.

On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. Our most recent operating performance, the scheduled reversal of temporary differences and our forecast of taxable income in future periods are important considerations in our assessment. We recognize our cumulative earnings history is an example of positive evidence to be considered in our assessment. While management has concluded that a full valuation allowance continues to be appropriate, we continue to closely monitor actual and forecasted earnings and, if there are continued cumulative profitable results, we expect that reversal of all, or a portion of, the valuation allowance will be appropriate in the near future. As of December 31, 2011, our valuation allowance was $142.4 million. See “Risk Factors — Risks Related to Our Business — We may not be able to fully realize the value of our net operating loss carryforwards.”

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests increased $8.8 million, or 10.4%, to $93.2 million for the year-ended December 31, 2011 from $84.4 million for the year-ended December 31, 2010. The increase in our consolidated net patient revenues per case, as described above, drove an increase in consolidated facilities’ net income. Most of our consolidated facilities include noncontrolling owners. An increase in the earnings of these facilities resulted in an increase in net income attributable to noncontrolling interests.

Net loss attributable to ASC Acquisition

Net loss attributable to ASC Acquisition decreased $5.2 million, or 34.9%, to $9.7 million for the year-ended December 31, 2011 from $14.9 million for the year-ended December 31, 2010. This decrease was driven by increased higher equity in net income of nonconsolidated affiliates and a lower loss from discontinued operations, net of income tax expense.

Results of Discontinued Operations

We have closed or sold certain facilities that qualify for reporting as discontinued operations. The operating results of discontinued operations were as follows:

	Six-Months Ended June 30, 2013	Six-Months Ended June 30, 2012	Year-Ended December 31, 2012	Year-Ended December 31, 2011	Year-Ended December 31, 2010
	(in millions)
Net operating revenues	$2.2	$9.1	$15.1	$22.9	$37.7
Costs and expenses	(3.4)	(10.3)	(16.6)	(23.6)	(42.1)
Loss on sale of investments or closures	(2.2)	(3.2)	(1.7)	—	—
Impairments(1)	—	—	0.0	0.0	(0.3)

Loss from discontinued operations	(3.4)	(4.4)	(3.2)	(0.7)	(4.6)
Income tax benefit (expense)	(0.5)	(0.7)	0.4	(2.3)	(6.5)

Net loss from discontinued operations	$(3.9)	$(5.1)	$(2.8)	$(3.0)	$(11.1)

(1)	Impairments were $(0.01) million and $(0.05) million for the years-ended December 31, 2012 and 2011, respectively.

Both the decline in net operating revenues and the decline in costs and expenses in each period were due to the timing of the sale or closure of the facilities identified as discontinued operations. The net loss from our discontinued operations is included in the line item “Loss from discontinued operations, net of income tax expense” in our consolidated financial statements.

Liquidity and Capital Resources

Our primary cash requirements are paying our operating expenses, servicing our existing debt, capital expenditures on our existing properties, financing acquisitions of ASCs and surgical hospitals (including as both consolidated subsidiaries and nonconsolidated affiliates), the purchase of equity interests in nonconsolidated affiliates and distributions to noncontrolling interests. These continuing liquidity requirements have been and will continue to be significant, primarily due to financing costs relating to our indebtedness. The following chart shows the cash flows provided by or used in operating, investing and financing activities of continuing and discontinued operations (in the aggregate) for the years-ended December 31, 2012, 2011 and 2010 and the six-months ended June 30, 2013 and 2012:

	Six-Months Ended June 30, 2013	Six-Months Ended June 30, 2012	Year-Ended December 31, 2012	Year-Ended December 31, 2011	Year-Ended December 31, 2010
	(in millions)
Net cash provided by operating activities	$80.6	$83.0	$171.2	$165.3	$143.8
Net cash used in investing activities	(34.2)	(15.0)	(21.8)	(157.9)	(45.9)
Net cash (used in) provided by financing activities	(21.4)	(46.2)	(102.1)	30.2	(100.1)

Increase (decrease) in cash and cash equivalents	$25.0	$21.8	$47.3	$37.7	$(2.2)

Cash Flows Provided by Operating Activities

Cash flow provided by operating activities is primarily derived from net income before deducting non-cash charges for depreciation and amortization.

	Six-Months Ended June 30, 2013	Six-Months Ended June 30, 2012	Year-Ended December 31, 2012	Year-Ended December 31, 2011	Year-Ended December 31, 2010
	(in millions)
Net Income	$42.2	$36.5	$72.3	$83.5	$69.5
Depreciation and amortization	20.9	20.3	41.7	40.5	37.4
Distributions from nonconsolidated affiliates	24.4	18.4	38.7	27.1	16.4
Provision for doubtful accounts	7.0	8.1	16.9	18.3	17.3
Equity in income of nonconsolidated affiliates	(12.0)	(11.8)	(16.8)	(22.2)	(15.3)
Other operating cash flows, net	(1.9)	11.5	18.4	18.3	18.4

Net cash provided by operating activities	$80.6	$83.0	$171.2	$165.3	$143.8

During the six-months ended June 30, 2013, we generated $80.6 million of cash flows provided by operating activities, as compared to $83.0 million during the six-months ended June 30, 2012. Cash flows from operating activities decreased $2.4 million, or 2.9%, from the prior period, primarily due to a $13.4 million decrease in other operating cash flows as a result of changes in working capital, partially offset by an increase in distributions from nonconsolidated affiliates of $6.0 million and an increase in net income of $5.7 million.

Cash flows provided by operating activities during the six-months ended June 30, 2013 also included a payment of $14.8 million of interest that had been deferred as a payment-in-kind for the PIK-election Notes (as defined herein), as discussed in “—Debt.”

During the year-ended December 31, 2012, we generated $171.2 million of cash flows provided by operating activities, as compared to $165.3 million during the year-ended December 31, 2011. Cash flows provided by operating activities increased $5.9 million, or 3.5%, from the prior period, primarily due to an $11.6 million increase in distributions from nonconsolidated affiliates, partially offset by a $5.7 million decrease in net income, excluding equity in income of nonconsolidated affiliates. During the year-ended December 31, 2011, we generated $165.3 million of cash flows provided by operating activities, as compared to $143.8 million during the year-ended December 31, 2010. Cash flows from operating activities increased $21.5 million, or 15.0%, from the prior period, primarily due to an increase in net income exclusive of equity in income of nonconsolidated affiliates and depreciation and amortization of $10.1 million as well as increased distributions from nonconsolidated affiliates of $10.6 million.

Cash Flows Used in Investing Activities

During the six-months ended June 30, 2013, our net cash used in investing activities was $34.2 million, consisting primarily of $21.3 million for business acquisitions, net of cash acquired, $17.3 million of capital expenditures and $1.6 million of net settlements on interest rate swaps, partially offset by $2.7 million of proceeds from sale of equity interests of nonconsolidated affiliates, $2.3 million of net change in restricted cash and $2.1 million of proceeds from the sale of equity interests of consolidated affiliates in deconsolidation transactions.

During the year-ended December 31, 2012, our net cash used in investing activities was $21.8 million, consisting primarily of $28.4 million used in capital expenditures, $6.1 million used in net settlements on interest rate swaps and $14.5 million used in purchases of equity interests in nonconsolidated affiliates, partially offset by $4.3 million of proceeds received from the sale of equity interests of consolidated affiliates in deconsolidation transactions, $10.2 million of proceeds from sale of businesses and $15.0 million of proceeds from sale of equity interests of nonconsolidated affiliates.

During the year-ended December 31, 2011, our net cash used in investing activities was $157.9 million, consisting primarily of $131.4 million used for business acquisitions and purchase of equity interests in nonconsolidated affiliates, including $123.1 million used in the acquisition of 49% of the membership interests of IUH Surgery, $8.5 million used in net settlements on interest rate swaps and $32.9 million used in capital expenditures, partially offset by $9.0 million from the net change in restricted cash, $3.2 million in proceeds from sale of equity interests of consolidated affiliates in deconsolidation transactions and $2.9 million in proceeds from disposal of assets.

During the year-ended December 31, 2010, our net cash used in investing activities was $45.9 million, consisting primarily of $17.0 million used for business acquisitions, $10.2 million used in net settlements on interest rate swaps and $28.7 million of capital expenditures, partially offset by $8.3 million in proceeds from sale of equity interests of consolidated affiliates in deconsolidation transactions and $3.3 million of proceeds from sale of equity interests of nonconsolidated affiliates.

Cash Flows Used in Financing Activities

Net cash used in financing activities for the six-months ended June 30, 2013 was $21.4 million, consisting primarily of $371.4 million for principal payments on long-term debt, $52.3 million of distributions to noncontrolling interests, which primarily related to existing facilities and $5.7 million of payments of debt acquisition costs, partially offset by $408.5 million long term debt borrowings.

Net cash used in financing activities for the year-ended December 31, 2012 was $102.1 million, consisting primarily of $94.2 million in distributions to noncontrolling interests of consolidated affiliates, $8.9 million of repayments of long-term debt and $6.2 million of principal payments under capital lease obligations, partially offset by $7.6 million of proceeds from the sale of equity interests of consolidated affiliates. During the year-ended December 31, 2012, we borrowed $4.0 million in long-term debt.

Net cash provided by financing activities for the year-ended December 31, 2011 was $30.2 million, driven primarily by the funding of a $100.7 million senior secured incremental term loan facility, as well as $22.1 million of member equity contributions and $15.2 million of proceeds from the sale of equity interests of consolidated affiliates, partially offset by $84.7 million of distributions to noncontrolling interests, $6.4 million of repayments of long-term debt, $4.7 million of principal payments under capital lease obligations, $6.3 million of decreases in checks issued in excess of bank balance and $6.2 million of repurchases of equity interests of consolidated affiliates.

Net cash used in financing activities for the year-ended December 31, 2010 was $100.1 million, consisting primarily of $82.6 million of distributions to noncontrolling interests of consolidated affiliates, $13.7 million of repurchase of equity interests of consolidated affiliates, $4.7 million of repayments of long-term debt and $2.7 million of payments under capital lease obligations, partially offset by $3.3 million of proceeds from sale of equity interests of consolidated affiliates.

Cash and cash equivalents were $143.7 million at June 30, 2013 as compared to $118.7 million at December 31, 2012. Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions reduced by the amount of outstanding checks and drafts where the right of offset exists for such bank accounts and short-term, highly liquid investments. We consider all highly liquid investments with original maturities of 90 days or less, such as certificates of deposit, money market funds and commercial paper, to be cash equivalents. The overall working capital position at June 30, 2013 was $112.2 million, as compared to $90.7 million at December 31, 2012, an increase of $21.5 million, or 23.7%. This increase is primarily driven by an increase in cash and a decrease in accrued expenses.

Based on our current level of operations, we believe cash flow from operations and available cash, together with available borrowings under our Class B Revolving Credit Facility, will be adequate to meet our short-term (12 months or less) liquidity needs.

Debt

Our primary sources of funding have been the issuance of debt, including a Senior Secured Credit Facility, Senior Subordinated Notes, PIK-election Notes and cash flows from operations. In the future, our primary source of liquidity will be cash flows from operations and additional funds available under the Class B Revolving Credit Facility.

The Credit Facility

Our senior secured credit facility consists of a $132.3 million Class B Revolving Credit Facility, which will mature on June 30, 2016 (the “Class B Revolving Credit Facility”); a $215.5 million Class B Term Loan, which will mature on December 30, 2017 (the “Class B Term Loan”); and a $390.0 million Class C Incremental Term Loan (the “Class C Incremental Term Loan), which will mature on June 30, 2018 (together, the “Senior Secured Credit Facilities”).

We have drawn in full on our $390.0 million Class C Incremental Term Loan and have used the proceeds therefrom to repay in full our $118.7 million of Class A Term Loan and $98.3 million of Class A Incremental Term Loan and to redeem our $164.8 million of PIK-election Notes. On June 29, 2013, our $21.5 million Class A Revolving Credit Facility was terminated after we decided not to renew such revolving credit facility because we believe we have sufficient available borrowing capacity for our operations under our Class B Revolving Credit Facility.

The table below indicates the current maturity date for each of our credit facilities.

Facility	Maturity Date
Class B Revolving Credit Facility	June 30, 2016
Class B Term Loan	December 30, 2017
Class C Incremental Term Loan	June 30, 2018

As further shown in the table above, we believe that we do not currently face a substantial refinancing risk. However, upon the occurrence of certain events, such as a change of control or a violation of certain covenants in our Senior Secured Credit Facilities, we could be required to repay or refinance our indebtedness. See “Risks Factors — Risks Related to Our Business — We have a substantial amount of indebtedness, which may adversely affect our available cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.”

As of June 30, 2013, we had no outstanding balance under the Class B Revolving Credit Facility. At June 30, 2013, we had approximately $1.7 million in letters of credit outstanding. Utilization of the Class B Revolving Credit Facility is subject to compliance with a total leverage ratio test. No utilization of the Class B Revolving Credit Facility may be outstanding (other than issuances of up to an aggregate of $5.0 million of letters of credit) at the end of any fiscal quarter in which the total leverage ratio, which is the ratio of consolidated total debt to consolidated EBITDA (each as defined in the Amended and Restated Credit Agreement), as of the last day of such fiscal quarter, is greater than the specified ratio level.

Borrowings under each portion of the Senior Secured Credit Facilities bear an interest at a base rate or at LIBOR, as elected by us, plus an applicable margin. The base rate is determined by reference to the higher of (i) the prime rate of JPMorgan Chase Bank, N.A. and (ii) the federal funds effective rate plus 0.50% (the “base rate”). The LIBOR rate is determined by reference to the interest rate for dollar deposits in the London interbank market for the interest period relevant to such borrowings (“LIBOR”). The table below outlines the applicable margin for each credit facility.

	Applicable Margin (per annum)
Facility	Base Rate Borrowings	LIBOR Borrowings
Class B Revolving Credit Facility	2.50%	3.50%
Class B Term Loan	3.00%	4.00%
Class C Incremental Term Loan	2.00% or 2.25% (with a base rate floor of 2.00%), depending upon the total leverage ratio	3.00% or 3.25% (with a LIBOR floor of 1.00%), depending upon the total leverage ratio

At June 30, 2013, the interest rate on the Class B Term Loan was 4.28%. At June 30, 2013, the interest rate on our Class C Incremental Term Loan was 4.25%. We must repay each of the Class B Term Loan and the Class C Incremental Term Loan in quarterly installments equal to 0.25% of the original principal amount of the respective loan. The remaining amount of each of the Class B Term Loan and the Class C Incremental Term Loan is due in full at maturity. We are also required to pay a commitment fee to the lenders under our Class B Revolving Credit Facility in respect of the unutilized commitments thereunder of between 0.375% or 0.50%, depending on the senior secured leverage ratio.

The Senior Secured Credit Facilities contain certain customary representations and warranties, affirmative covenants, events of default and various restrictive covenants, which are subject to certain significant exceptions. As of June 30, 2013, we believe we and SCA were in compliance with these covenants. See “Description of Certain Indebtedness — Senior Secured Credit Facilities” for further information on our Senior Secured Credit Facilities.

Senior Subordinated Notes

On June 29, 2007, SCA and the Co-Issuer issued $150.0 million in aggregate principal amount of the Senior Subordinated Notes. At June 30, 2013, SCA and Surgical Holdings, Inc., or the Co-Issuer, had $150.0 million outstanding of the Senior Subordinated Notes. Interest on the Senior Subordinated Notes is payable on January 15 and July 15 of each year and is payable in cash.

The Senior Subordinated Notes are unconditionally guaranteed, jointly and severally, by each of SCA’s current and future wholly-owned domestic restricted subsidiaries that guarantees our Senior Secured Credit Facilities. Each guarantee issued in respect of the Senior Subordinated Notes is automatically released upon, without limitation, the release of the corresponding guarantee of the Senior Secured Credit Facilities.

The Indenture for the Senior Subordinated Notes contains various restrictive covenants, which are subject to certain significant exceptions. As of June 30, 2013, we believe that SCA and the Co-Issuer were in compliance with all covenants and the provisions contained in the Indenture for the Senior Subordinated Notes. See “Description of Certain Indebtedness — Senior Subordinated Notes” for further information on the Senior Subordinated Notes.

We intend to redeem all of the outstanding Senior Subordinated Notes with the net proceeds to us from this offering plus, if necessary, cash on hand. See “Use of Proceeds.”

Senior PIK-election Notes

On June 29, 2007, SCA and the Co-Issuer issued $150.0 million in aggregate principal amount of 8.875% / 9.625% senior PIK-election notes due July 15, 2015 (the “PIK-election Notes”). On June 14, 2013, SCA and the Co-Issuer issued a notice of redemption for all of the outstanding PIK-election Notes (which totalled $164.8 million as of June 14, 2013) and deposited sufficient fund with the trustee for the PIK-election Notes to satisfy and discharge all of SCA’s and the Co-Issuer’s obligations with respect to the PIK-election Notes and the related indenture. The PIK-election Notes were redeemed in full on July 15, 2013. This satisfaction, discharge and redemption of the PIK-election Notes was funded with borrowings from the Class C Incremental Term Loan.

Contractual Obligations

The table below sets forth our future maturities of debt, interest on debt, capitalized lease obligations, operating lease obligations and other contractual obligations as of December 31, 2012:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Debt obligations(1)	$773.2	$9.2	$298.3	$369.7	$96.1
Interest on debt obligations(2)	204.9	48.8	93.7	59.6	2.7
Capitalized lease obligations(3)	20.3	6.9	8.1	2.5	2.7
Operating lease obligations(4)	84.2	20.7	33.0	16.2	14.4
Other contractual obligations(5)	3.8	1.8	1.8	0.2	—

Total	$1,086.4	$87.3	$435.0	$448.2	$115.9

(1)	As of December 31, 2012 and for purposes of this table, our indebtedness included (i) $335.6 million of Class A Term Loans and Class B Term Loans, (ii) $98.5 million of Class A Incremental Term Loans, (iii) $164.8 million of PIK-election Notes, (iv) $150.0 million of Senior Subordinated Notes, (v) $153.8 million of Class A Revolving Credit Facility and Class B Revolving Credit Facility capacity and (vi) $24.3 million of notes payable to banks and others. Subsequent to December 31, 2012, we have amended our Senior Secured Credit Facility to, among other things, add a $390.0 million Class C Incremental Term Loan, which has been fully drawn. We have used the proceeds from our Class C Incremental Term Loan to repay in full our $119.0 million of Class A Term Loan and $98.5 million of Class A Incremental Term Loan and to redeem our $164.8 million of PIK-election Notes. In addition, our Class A Revolving Credit Facility was terminated after we decided not to renew such revolving credit facility because we believe we have sufficient borrowing capacity available under our Class B Revolving Credit Facility.
(2)

Represents (i) interest expense on the debt obligations based on an assumed interest rate of the current 3-month LIBOR rate as of December 31, 2012 plus 175 basis points with respect to the Class A Term Loan,

Class B Term Loan, Class A Revolving Credit Facility and Class B Revolving Credit Facility, an interest rate of 8.875% with respect to the PIK-election Notes and an interest rate of 10.0% with respect to the Senior Subordinated Notes (ii) quarterly commitment fees on unused borrowing capacity under the Class A Revolving Credit Facility and Class B Revolving Credit Facility and (iii) various fixed and variable rates on notes payable to banks and others.
(3)	Capitalized lease obligations include real estate, medical equipment, computer equipment and other equipment utilized in operations (interest and principal).
(4)	Operating lease obligations include land, buildings and equipment.
(5)	Other contractual obligations are attributable to maintenance and service contracts.

Because their future cash outflows are uncertain, the following liabilities are excluded from the table above: deferred income taxes, professional liability reserves, workers’ compensation reserves and our estimated liability for unsettled litigation. Deferred rent is also excluded from the table above.

Repurchases of Equity from Physician Partners

We are obligated under the agreements governing certain of our ASC Ownership Entities to repurchase all of the physician’s ownership interest upon the occurrence of certain regulatory events, including if it becomes illegal for physicians to own an interest in one of our facilities, refer patients to one of our facilities or receive cash distributions from a facility. The purchase price that we would be required to pay for these ownership interests is typically based on either a multiple of the applicable facility’s EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), or the fair market value of the ownership interests as determined by a third-party appraisal. In the event we are required to purchase all of the physicians’ ownership interests in all of our facilities, our existing capital resources would not be sufficient for us to meet this obligation. See “Risk Factors — Risks Related to Healthcare Regulation — If laws or regulations governing physician ownership of our facilities change, we may be obligated to purchase some or all of the ownership interests of our physician partners or renegotiate some of our partnership and operating agreements with our physician partners and management agreements with our surgical facilities.”

Capital Expenditures

Currently, we project our capital expenditures for fiscal year 2013 to be approximately $34 million, which we expect to finance primarily through internally generated funds and bank or manufacturer financing. Capital expenditures totaled $17.3 million for the six-months ended June 30, 2013 as compared to $12.7 million for the six-months ended June 30, 2012. The capital expenditures made during the six-months ended June 30, 2013 consisted primarily of fixture improvements made at our leased facilities and our purchase of medical and other equipment. During the year-ended December 31, 2012, our capital expenditures totaled $28.4 million as compared to $32.9 million for the year-ended December 31, 2011. The capital expenditures made during the year-ended December 31, 2012 consisted primarily of our purchase of medical equipment, building improvements made at certain of our owned facilities, capital improvements made at certain of our leased facilities and costs associated with development and licensing of software. These capital expenditures were financed primarily through internally generated funds and bank or manufacturer financing. We believe that our capital expenditure program is adequate to improve and equip our existing facilities.

Capital Leases

We engage in a significant number of leasing transactions, including real estate, medical equipment, computer equipment and other equipment utilized in operations. Certain leases that meet the lease capitalization criteria in accordance with authoritative guidance for leases have been recorded as an asset and liability at the net present value of the minimum lease payments at the inception of the lease. Interest rates used in computing the net present value of the lease payments generally range from 2.3% to 12.2% based on our incremental borrowing rate at the inception of the lease.

Inflation

For the past three years, inflation has not significantly affected our operating results or the geographic areas in which we operate.

Off-Balance Sheet Transactions

As a result of our strategy of partnering with physicians and health systems, we do not own controlling interests in many of our facilities. At June 30, 2013, we accounted for 60 of our 173 facilities under the equity method. Similar to our consolidated facilities, our nonconsolidated facilities have debts, including capitalized lease obligations, that are generally non-recourse to us. With respect to our equity method facilities, these debts are not included in our consolidated financial statements. At June 30, 2013, the total debt on the balance sheets of our nonconsolidated affiliates was approximately $37.9 million. Our average percentage of ownership of these nonconsolidated affiliates, weighted based on the individual affiliate’s amount of debt and our ownership of such affiliate, was approximately 21% at June 30, 2013. We or one of our wholly-owned subsidiaries collectively guaranteed $2.4 million of the $37.9 million in total debt of our nonconsolidated affiliates as of June 30, 2013. Our guarantees related to operating leases of nonconsolidated affiliates were $4.9 million at June 30, 2013.

As described above, our nonconsolidated affiliates are structured as LPs, general partnerships, LLPs, or LLCs. None of these affiliates provide financing, liquidity, or market or credit risk support for us. They also do not engage in hedging or research and development services with us. Moreover, we do not believe that they expose us to any of their liabilities that are not otherwise reflected in our consolidated financial statements and related disclosures. Except as noted above with respect to guarantees, we are not obligated to fund losses or otherwise provide additional funding to these affiliates other than as we determine to be economically required in order to successfully implement our development plans.

Quantitative and Qualitative Disclosures about Market Risk

Our principal market risk is our exposure to variable interest rates. As of June 30, 2013, we had $792.4 million of indebtedness (excluding capital leases), of which $626.0 million is at variable interest rates and $166.4 million is at fixed interest rates. In seeking to reduce the risks and costs associated with such activities, we manage exposure to changes in interest rates primarily through the use of derivatives. We do not use financial instruments for trading or other speculative purposes, nor do we use leveraged financial instruments.

At June 30, 2013, we held interest rate swaps hedging interest rate risk on $240.0 million of our variable rate debt through three forward starting interest rate swaps with an aggregate notional amount of $240.0 million, which we entered into during 2011. These forward starting interest rate swaps, which are swaps that are entered into at a specified trade date but do not begin until a future start date, extend the interest rate swaps that we terminated in 2012 and that will terminate on September 30, 2013. These swaps are “receive floating/pay fixed” instruments meaning we receive floating rate payments, which fluctuate based upon LIBOR, from the counterparty and provide payments to the counterparty at a fixed rate, the result of which is to convert the interest rate of a portion of our floating rate debt into fixed rate debt in order to limit the variability of interest-related payments caused by changes in LIBOR. Forward starting interest rate swaps with an aggregate notional amount of $100.0 million were effective on September 30, 2012 and the remaining forward starting interest rate swap with a notional amount of $140.0 million will be effective on September 30, 2013. A forward interest rate starting swap with a notional amount of $50.0 million will terminate on September 30, 2014. The remaining aggregate notional amount of $190.0 million in forward starting interest rate swaps will terminate on September 30, 2016. Assuming a 100 basis point increase in LIBOR on our un-hedged debt at December 31, 2012 and June 30, 2013, our annual interest expense would increase by approximately $1.0 million and $3.7 million and, respectively. Similar analysis conducted at the end of 2011 indicated that a 100 basis point increase in LIBOR would have increased our annual interest expense by approximately $1.0 million. Counterparties to the interest rate swaps discussed above expose us to credit risks to the extent of their potential non-performance. The credit ratings of the counterparties, which consist of investment banks, are monitored at least quarterly. We have completed review of the financial strength of the counterparties using publicly available information, as well as qualitative inputs, as of June 30, 2013. Based on this review, we do not believe there is a significant counterparty credit risk associated with these interest rate swaps. However, we cannot assure you that these actions will protect us against or limit our exposure to all counterparty or market risks.

Critical Accounting Policies

General

Our discussion and analysis of our financial condition, results of operations and liquidity and capital resources are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of consolidated financial statements under GAAP requires our management to make certain estimates and assumptions that impact the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. These estimates and assumptions also impact the reported amount of net earnings during any period. Estimates are based on information available as of the date financial statements are prepared. Accordingly, actual results could differ from those estimates. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and that require management’s most subjective judgments. Our critical accounting policies and estimates include our policies and estimates regarding consolidation, variable interest entities, revenue recognition, accounts receivable, noncontrolling interests in consolidated affiliates, equity-based compensation, income taxes, goodwill and impairment of long-lived assets and other intangible assets.

Principles of Consolidation

Our consolidated financial statements include the accounts of us, our subsidiaries and VIEs for which we are the primary beneficiary. All significant intercompany transactions and accounts have been eliminated.

We evaluate partially owned subsidiaries and joint ventures held in partnership form using authoritative guidance, which includes a framework for evaluating whether a general partner(s) or managing member(s) controls an affiliate and therefore should consolidate it. The framework includes the presumption that general partner or managing member control would be overcome only when the limited partners or members have certain rights. Such rights include the right to dissolve or liquidate the LP, LLP or LLC or otherwise remove the general partner or managing member “without cause,” or the right to effectively participate in significant decisions made in the ordinary course of business of the LP, LLP or LLC. To the extent that any noncontrolling investor has rights that inhibit our ability to control the affiliate, including substantive veto rights, we do not consolidate the affiliate.

We use the equity method to account for our investments in affiliates with respect to which we do not have control rights but have the ability to exercise significant influence over operating and financial policies. Assets, liabilities, revenues and expenses are reported in the respective detailed line items on the consolidated financial statements for our consolidated affiliates. For our equity method affiliates, assets and liabilities are reported on a net basis in the line item “Investment in and advances to nonconsolidated affiliates” on the condensed consolidated balance sheets, and revenues and expenses are reported on a net basis in the line item “Equity in net income of nonconsolidated affiliates” on the consolidated statements of operations.

Variable Interest Entities

Under Accounting Standards Codification §810, Consolidations, we include the assets, liabilities and activities of a VIE in our financial statements if the entity has one or more of the following characteristics and we are the primary beneficiary of such VIE: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (b) as a group the holders of the equity investment at risk lack (i) the ability to make decisions about an entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. The primary beneficiary of a VIE is generally the entity that will receive a majority of the VIE’s expected losses or receive a majority of a VIE’s expected residual returns and has the power to direct the activities of VIE that most significantly impact the VIE’s economic performance.

Determining the primary beneficiary of a VIE requires substantial judgment, including determining what activities most significantly impact the economic performance of the VIE and which entity or entities have control over those activities.

Revenue Recognition

Our revenues consist primarily of net patient revenues that are recorded based upon established billing rates less allowances for contractual adjustments. Revenues are recorded during the period the services are provided, based upon the estimated amounts due from patients and third-party payors, including federal and state payors (primarily the Medicare and Medicaid programs), commercial health insurance companies, workers’ compensation programs and employers. These estimates are complex and require significant judgement. Estimates of contractual allowances under third-party payor arrangements are based upon the payment terms specified in the related contractual agreements and payment history. Third-party payor contractual payment terms are generally based upon predetermined rates per procedure or discounted fee-for-service rates.

During the year-ended December 31, 2012, approximately 60% of our net patient revenues related to patients with commercial insurance coverage. Healthcare services providers are under increasing pressure to accept reduced reimbursement for services on these contracts. Continued reductions could have a material adverse impact on our financial position, results of operations and cash flows.

During the year-ended December 31, 2012, approximately 25% of our net patient revenues related to patients participating in the Medicare and Medicaid programs. Laws and regulations governing the Medicare and Medicaid programs are complex, subject to interpretation and are routinely modified for provider reimbursement. We are unable to predict if or when we may be subject to a suspension of payments by the Medicare and/or Medicaid programs, the possible length of the suspension period or the potential cash flow impact of a payment suspension. Any such suspension would adversely impact our financial position, results of operations and cash flows.

During the year-ended December 31, 2012, uninsured or self-pay revenues accounted for less than 4% of our net patient revenues.

Our facilities primarily perform surgery that is scheduled in advance by physicians who have already seen the patient. We verify benefits, obtain insurance authorization, calculate patient financial responsibility and notify the patient of their responsibility, usually prior to surgery.

Accounts Receivable

We report accounts receivable at estimated net realizable amounts from services rendered from federal and state payors (primarily the Medicare and Medicaid programs) commercial health insurance companies, workers’ compensation programs, employers and patients. Our accounts receivable are geographically dispersed, but a significant portion of our accounts receivable are concentrated by type of payor.

Accounts receivable from government payors are significant to our operations, comprising 26% of net patient service accounts receivable at December 31, 2012. We do not believe there are significant credit risks associated with these government payors.

Accounts receivable from commercial health insurance payors were 62% of our net patient service accounts receivable at December 31, 2012. Because the category of commercial health insurance payors is composed of numerous individual payors which are geographically dispersed, our management does not believe there are any significant concentrations of revenues from any individual payor that would subject us to significant credit risks in the collection of our accounts receivable.

We perform an analysis of our historical cash collection patterns and consider the impact of any known material events in determining the allowance for doubtful accounts. In performing our analysis, we consider the impact of any adverse changes in general economic conditions, business office operations, payor mix or trends in federal or state governmental healthcare coverage. Due to the complexity of insurance reimbursements and inherent limitations of insurance verification procedures, we expect we will continue to have write-offs of bad debt and provision for doubtful accounts. In 2012 our Provision for doubtful accounts was approximately 2% of net operating revenue. We reserve for doubtful accounts based principally upon the payor class and age of the receivable. We also write off accounts on an individual basis based on that information. We believe our policy allows us to accurately estimate our Provision for doubtful accounts.

Noncontrolling Interest in Consolidated Affiliates

Our consolidated financial statements include all assets, liabilities, revenues and expenses of less-than-100%-owned affiliates that we control. Accordingly, we have recorded a noncontrolling interest in the earnings and equity of such affiliates. We record adjustments to noncontrolling interest for the allocable portion of income or loss to which the noncontrolling interest holders are entitled based upon the portion of the subsidiaries they own. Distributions to holders of noncontrolling interests reduce the respective noncontrolling interest holders’ balance.

Equity-Based Compensation

We have two equity-based compensation plans, the Equity Plan and the Directors Equity Plan (together, the “Plans”), that provide for the granting of options to purchase our membership units, which will convert to options to purchase shares of our common stock after our conversion to a corporation, and we have separately made grants of restricted equity units (“Restricted Equity Units” or “REUs”) to key teammates, directors, service providers, consultants and affiliates.

Under the Plans, our key teammates, directors, service providers, consultants and affiliates are provided with what we believe to be appropriate incentives to encourage them to continue employment with us or providing service to us or any of our affiliates and to improve our growth and profitability.

The Plans allow for the grant of options to purchase membership units of Surgical Care Affiliates. Option awards are generally granted with an exercise price equal to at least the fair market value of the membership unit at the date of grant. Vesting in the option awards varies based upon time, attainment of certain performance conditions, or upon the occurrence of a Liquidity Event (as defined in the applicable Plan) in which the TPG Funds and/or any of its affiliates achieves a minimum cash return on its original investment.

In the absence of a public trading market, our board of directors, with input from management, determined a reasonable estimate of the then-current fair value of our membership units for purposes of granting equity-based compensation. We determined the fair value of our membership units utilizing methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, and we have obtained third-party valuations at least annually to further support our valuation.

We determined the enterprise fair value in conformity with the Statement on Standards for Valuations Services No. 1 of the American Institute of Certified Public Accountants and the Uniform Standards of Professional Appraisal Practice. We considered the three generally accepted approaches (market, income and cost) for the determination of enterprise fair value. The income approach, by which a company determines enterprise fair value based on a present value determination of expected future income streams, was deemed to be the most appropriate methodology based on limited comparable companies.

In determining enterprise fair value, we valued our expected future cash flows using a debt-free methodology (assuming no interest-bearing debt). In determining debt-free cash flow, we adjusted debt-free net income for specific cash flow items such as depreciation, capital expenditures and working capital. Debt-free cash flow was discounted at our Weighted Average Cost of Capital (“WACC”) to estimate future cash flows. We used an assumed WACC of approximately 11.4% based on our most recent valuation. Additional cash flows (the “terminal” value) beyond the discrete measurement period of future cash flows were determined using a terminal growth rate of 3.25% to reflect the nature of our operations and industry.

The undiscounted terminal value was approximately $1.66 billion on our most recent valuation performed as of April 30, 2013. The terminal value was discounted over approximately 4 years (the discrete measurement period used) at the corresponding WACC to yield a terminal present value of approximately $1.1 billion. After deduction of interest-bearing debt, the fair value of our equity on a noncontrolling, marketable basis was determined to be approximately $432.0 million, yielding a membership unit fair value of $1.59 as of our most recent valuation completed April 30, 2013. The changes in fair value from period to period are a result of revisions of estimated future cash flows as well as changes in the WACC. The significant factors and assumptions used in determining the estimated future cash flows include the WACC, the terminal growth rate, excess cash-per-share and discount for lack of marketability. Excess cash-per-share represents the per-share impact of cash held by us in excess of cash required to fund day-to-day operations. The discount for lack of marketability reflects the lack of an active public market for the underlying ownership interest and was adjusted to reflect changes in our expectations regarding a public offering of securities. While our WACC fluctuated between 10.7% and 12.2% from 2010 through 2012, it was determined to be 11.4% for each of the grant dates listed below. The assumptions with respect to each of these significant factors for grants made during the twelve-months ended June 30, 2013 are as follows, each without giving effect to our conversion from a Delaware limited liability company to a Delaware corporation:

Grant Date	WACC	Terminal Growth Rate	Excess Cash-Per- Share	Discount for Lack of Marketability
9/20/2012	11.4%	3.25%	$0.25	20.0%
12/06/2012	11.4%	3.25%	$0.25	20.0%
3/06/2013	11.4%	3.25%	$0.25	20.0%
5/06/2013	11.4%	3.25%	$0.32	7.5%
6/06/2013	11.4%	3.25%	$0.32	7.5%

The fair value of each award is estimated on the date of grant utilizing two methodologies. For the time- based options, we estimate the fair value of the grant utilizing the Black-Scholes-Merton model that utilizes the assumptions shown in the table below. Expected volatilities are based on observed historical trends in the industry and other factors. The expected term of the options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate was based on the time horizon of the expected term and is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of the performance-based options is based on the application of a Monte Carlo simulation model. Expected volatilities are based on observed historical trends in the industry and other factors. The expected term of the options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate was based on the time horizon of the expected term and is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of the options is determined contemporaneously with the option grants. The enterprise fair value is based on utilizing the discounted cash flow method based on our financial forecast and calculated after tax weighted-average cost of capital. Consideration is also given to the market approach, but has historically only been utilized as corroborative evidence as to the fair value derived from the discounted cash flow model. Our weighted average cost of capital as of our latest valuation, performed as of April 30, 2013, was 11.4%.

We recorded compensation expense of $1.7 million, $1.3 million and $1.1 million, respectively, for the years-ended December 31, 2012, 2011 and 2010, respectively, for vested stock options. As of December 31, 2012, there is $2.6 million of total unrecognized compensation expense related to non-vested stock options, which is expected to be recognized over a weighted-average period of approximately 1.7 years.

We have also from time to time granted Restricted Equity Units to promote the interests of our company and its members by providing the Chief Executive Officer of our company and its affiliates and certain directors with an appropriate incentive to encourage the continued provision of services to our company or any of its affiliates and to improve our growth and profitability. The Restricted Equity Unit grants represent the right to receive membership units of our company. Each Restricted Equity Unit represents the right to receive one membership unit of Surgical Care Affiliates and may be settled in cash at our election.

Compensation expense related to Restricted Equity Unit awards during the years-ended December 31, 2012, 2011 and 2010 was $0.1 million per year and as of December 31, 2012 there was no remaining unrecognized pre-tax compensation expense related to non-vested Restricted Equity Unit awards.

The following table presents for each grant date during the twelve months prior to June 30, 2013, the number of options or REUs granted, the exercise prices (to the extent applicable), the fair value of the membership unit at the grant date and the fair value of options at the grant date, each prior to our conversion from a Delaware limited liability company to a Delaware corporation:

Grant Date	Number of Options or REUs Granted	Exercise Price	Fair Value of Membership Unit at the Grant Date	Fair Value of Options at the Grant Date
9/20/2012	225,000	$1.39	$1.39	$0.38
12/06/2012	120,000	$1.45	$1.45	$0.38
12/06/2012	62,070	N/A	$1.45	N/A
3/06/2013	200,000	$1.45	$1.45	$0.38
5/06/2013	5,780,000	$1.45	$1.59	$0.64
6/06/2013	125,000	$1.45	$1.59	$0.64

Valuation of Our Common Stock

The fair value of the units (and after our conversion from a Delaware limited liability company to a Delaware corporation, the shares of common stock) underlying our equity unit-based compensation awards is determined using the valuations described above, such that awards are exercisable at a price per unit equal to the per unit fair value of our membership units on the date of the grant.

We determined the fair value of our units in connection with the most recent valuation, performed as of April 30, 2013, to be $1.59 per unit (which is equivalent to $16.29 per share following our conversion from a Delaware limited liability company to a Delaware corporation). We believe the following factors contributed to the increase in the estimated fair value of our common stock since April 30, 2013 based on the price range set forth on the front cover of this prospectus:

•	Recent Stock Market Performance. Since April 30, 2013, overall stock market conditions and valuations of comparable public companies utilized in determining both the value of units on April 30, 2013 and the price range set forth on the front cover of this prospectus have improved significantly.

•	Strong Second and Third Quarter Results. We completed our second quarter of 2013 with revenue and Adjusted EBITDA-NCI growth of 5% and 17%, respectively, over the same period in 2012. We recently completed our third quarter of 2013 and expect continued growth in that quarter consistent with growth in the prior quarters of 2013 over the same periods in 2012.

•

Acquisition of Health Inventures. In June 2013, we acquired Health Inventures, LLC for a purchase price of $18.5 million. In this transaction, we acquired ownership interests in four ASCs and one surgical hospital and management agreements with 19 affiliated facilities and 11 new health system affiliates. The acquisition of Health Inventures was a significant acquisition both based on the number of new health system affiliations added as a result of the acquisition and from an income perspective, adding $1.8 million of income (compared to a loss of $7.3 million) for the six months ended June 30, 2013.

•	Deleveraging. In connection with this offering, we intend to redeem all $150.0 million aggregate principal amount of the Senior Subordinated Notes, our highest interest rate debt. As a result of the deleveraging of our balance sheet and our transition to a public company, we expect to realize substantially better economics and pricing on any future financing than was available at the time of the April 30, 2013 valuation. The estimated valuation based on the price range set forth on the front cover of this prospectus reflects a benefit related to this reduction in debt and the related $15.0 million per year reduction in future interest expense.

•	Public Market Valuation Emphasis and Stock Illiquidity. The estimated valuation based on the price range set forth on the front cover of this prospectus reflects an increased emphasis on future rather than historical financial performance. In addition, the estimated valuation assumes a successful initial public offering will ultimately occur and represents an estimate of the fair value of unrestricted and freely tradable stock.

Income Taxes

We provide for income taxes using the asset and liability method. This approach recognizes the amount of federal, state and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates.

A valuation allowance is required when it is more-likely-than-not that some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income.

State income tax returns are filed on a separate, combined or consolidated basis in accordance with relevant state laws and regulations. Partnerships, LLPs, LLCs and other pass-through entities that we consolidate or account for using the equity method of accounting file separate federal and state income tax returns. We include the allocable portion of each pass-through entity’s income or loss in our federal income tax return. We allocate the remaining income or loss of each pass-through entity to the other partners or members who are responsible for their portion of the taxes.

Goodwill

We test goodwill for impairment using a fair value approach at least annually, absent some triggering event that would require an interim impairment assessment. Absent any impairment indicators, we perform our goodwill impairment testing as of October 1st of each year.

We recognize an impairment charge for any amount by which the carrying amount of goodwill exceeds its implied fair value. We present a goodwill impairment charge as a separate line item within income from continuing operations in the consolidated statements of operations, unless the goodwill impairment is associated with a discontinued operation. In that case, we include the goodwill impairment charge, on a net-of-tax basis, within the results of discontinued operations.

When we dispose of a facility, the relative fair value of goodwill is allocated to the gain or loss on disposition.

Impairment of Long-Lived Assets and Other Intangible Assets

We assess the recoverability of long-lived assets (excluding goodwill) and identifiable acquired intangible assets with definite useful lives whenever events or changes in circumstances indicate we may not be able to recover the asset’s carrying amount. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of the asset to the expected net future cash flows to be generated by that asset, or, for identifiable intangibles with definite useful lives, by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future cash flows. The amount of impairment of identifiable intangible assets with definite useful lives, if any, to be recognized is measured based on projected discounted future cash flows. We measure the amount of impairment of other long-lived assets (excluding goodwill) as the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. We present an impairment charge as a separate line item within income from continuing operations in our consolidated statements of operations, unless the impairment is associated with a discontinued operation. In that case, we include the impairment charge, on a net-of-tax basis, within the results of discontinued operations. We classify long-lived assets to be disposed of other than by sale as held and used until they are disposed. We report long-lived assets to be disposed of by sale as held for sale and recognize those assets in the balance sheet at the lower of carrying amount or fair value less cost to sell, and cease depreciation.

Recent Revisions to Authoritative Accounting Guidance

Reclassification of Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This update requires companies to include reclassification adjustments for items that are reclassified from other comprehensive income to net income in a single note or on the face of the financial statements. The amendment was effective for annual and interim reporting periods beginning after December 15, 2012. The adoption of this standard did not have a material impact on our consolidated financial statements.

Goodwill Impairment Testing

In September 2011, FASB issued ASU No. 2011-08, which amended ASC Topic 350 “Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment”, which relates to goodwill impairment testing. The guidance allows an entity to elect to first perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further impairment testing is required. The guidance refers to several factors to consider when performing the qualitative analysis, including macroeconomic factors, industry factors and entity-specific factors. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted provided that the entity has not yet performed its annual impairment test for goodwill. We perform our annual impairment test for goodwill as of October 1 of each year. The adoption of this new accounting guidance did not have a material impact on our financial statements.

We do not believe any other recently issued, but not yet effective, revisions to authoritative guidance will have a material effect on our consolidated financial position, results of operations or cash flows.

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

BUSINESS

Overview

We are a leading national provider of solutions to physicians, health systems and payors to optimize surgical care. We operate one of the largest networks of outpatient surgery facilities in the United States, which as of June 30, 2013, was comprised of 167 ASCs, five surgical hospitals and one sleep center with 11 locations. Our business model is focused on building strategic relationships with leading health systems, physician groups and payors to acquire and develop facilities in an aligned economic model that enables better access to lower cost, high-quality care. As of June 30, 2013, we owned and operated facilities in partnership with 42 leading health systems and approximately 2,000 physician partners. We believe that our partnership strategy and comprehensive suite of solutions will enable continued growth by capitalizing on increasing demand for high quality, cost-effective settings of care, the increasing need for scaled partners in healthcare, the transition to a coordinated care delivery model and the trend of physician and health system consolidation.

The healthcare industry is in the midst of a transition characterized by increasing focus on cost containment and clinical outcomes, driven by recent regulatory efforts and new payment and delivery models, such as ACOs. In this environment, improving clinical quality and reducing the cost of surgical delivery, which represents one of the largest components of medical spending in the United States, will be of greater focus. We believe we are a critical part of the solution because we provide a lower-cost delivery alternative that (1) we believe enhances the quality of care and patient experience, (2) provides a strategic approach for physicians that improves productivity and economic alignment, (3) enables our health system partners to expand access within their markets while addressing the pressures resulting from changing payment models and (4) offers an efficient and lower-cost alternative for payors, employers and other health plan sponsors.

Our scale of operations allows us to provide our affiliated physicians and health system partners with a comprehensive suite of services that support clinical quality, operational efficiency and enhanced financial performance. In addition to a growing network of lower-cost, high quality ASCs, we offer tools and systems in the areas of clinical benchmarking, clinical best practices, operating efficiency, care coordination and supply chain management. Our partnership model aligns the interests of our partners in achieving strong clinical and operational outcomes.

Following the purchase of our company in 2007 by TPG, MTS and certain of our current and former directors, our senior leadership team has transformed our strategic approach from operating a scaled network of facilities to providing a comprehensive suite of solutions to multiple constituents along the surgical care continuum. We have experienced significant growth in our provider partnerships and enhanced our focus on clinical outcomes and patient experience, resulting in strong and consistent performance in our key financial and operating metrics. We believe our comprehensive solution set has established SCA facilities as a site of choice to patients, physicians, health systems and payors, as reflected in (1) our patient and physician Net Promoter Scores, which are measures of loyalty based on asking patients or physicians whether they would recommend our facilities to a friend or family member or colleague, as applicable, (2) growth in physician partners to approximately 2,000 as of June 30, 2013, with approximately 5,700 physicians performing procedures in our affiliated facilities in 2012 and (3) growth in health system partnerships from 18 to 42 from December 31, 2007 to June 30, 2013.

Our commitment to patient care, our outstanding teammates, our health system partnerships and our investments in systems and processes to drive results, coupled with strong industry trends, have enabled us to build a track record of growth. Our consolidated total net operating revenues increased from $715.0 million in 2010 to $750.1 million in 2012, representing a 2.4% CAGR. Given the significant increase in the number of our nonconsolidated facilities, driven by the success of our health system and physician partnership growth strategy, we also review an internal supplemental and non-GAAP operating measure called systemwide net operating revenues growth which includes both consolidated and nonconsolidated facilities (without adjustment based on our percentage of ownership). Our systemwide net operating revenues grew by 16.4%, 17.0% and 5.6% during the years-ended December 31, 2012, 2011 and 2010, respectively. Our net losses increased from $14.9 million in

2010 to $20.0 million in 2012, our Adjusted EBITDA-NCI increased from $101.9 million in 2010 to $130.4 million in 2012, representing a 13.1% CAGR and our Adjusted net income increased from $23.8 million in 2010 to $32.4 million in 2012, representing a 16.7% CAGR. Adjusted EBITDA-NCI and Adjusted net income are non-GAAP financial measures and should not be considered substitutes for and are not comparable to our GAAP net income. See “Selected Historical Consolidated Financial and Other Data” for an explanation of Adjusted EBITDA-NCI and Adjusted net income.

The revenues and expenses of affiliated facilities in which we do not have a controlling interest but do have an equity interest are not directly included in our consolidated GAAP results, rather only the net income earned from such facilities is reported on a net basis in the line item “Equity in net income of nonconsolidated affiliates” and we refer to such facilities as our “nonconsolidated facilities.” We present Adjusted EBITDA-NCI because we believe it is useful for investors to analyze our operating performance on the same basis as that used by our management. Our management believes Adjusted EBITDA-NCI can be useful to facilitate comparisons of operating performance between periods because it excludes the effect of depreciation and amortization, which represents a non-cash charge to earnings, income tax, interest expense and other expenses or income not related to the normal, recurring operations of our business. In addition, Adjusted EBITDA-NCI is considered a non-GAAP financial measure and should not be considered a substitute for and is not comparable with net income or net operating income as determined in accordance with GAAP.

Strategic Partnerships with Leading Health Systems

In 2008, recognizing the trend towards branded integrated delivery systems in healthcare, we began to selectively partner with leading health systems in specific markets. From December 31, 2007 to June 30, 2013, we have grown the number of our health system partners from 18 to 42. Our health system partners include many of the leaders in healthcare delivery, such as IUH, Sutter Health, THR and MemorialCare, among others. We believe we are a partner of choice to leading health systems because of our comprehensive suite of surgical solutions, expertise in clinical operations and efficiency programs and developmental expertise. Partnering with leading health systems allows us to enter new markets in a capital-efficient way that provides us with immediate relevance to our partners, physicians and payors, translating into greater stability and growth opportunity. Our material health system partners are IUH, Sutter Health, THR and MemorialCare.

When we partner with a health system in a three-way joint venture, we typically hold a noncontrolling ownership interest in a holding company that owns a majority or controlling ownership interest in the facility, while our the health system partner holds the controlling interest in the holding company.

We typically have co-development arrangements with our health system partners to jointly develop a network of outpatient surgical facilities. These co-development arrangements are an important source of differentiation and growth for our business. For example, through our relationship with Sutter Health, as of June 30, 2013 we have acquired and developed 16 facilities since 2007. Our success with high quality health system partners has also led them in some cases to have us manage the surgical departments of their hospital sites through our recently introduced hospital management solutions.

In addition to expanding the number of co-developed facilities within our existing partnerships, we continue to establish new partnerships with market-leading providers. During the twelve-months ended June 30, 2013, we added relationships with 18 new health system partners for an initial 36 affiliated facilities.

Our co-development arrangements are often informal, but in some cases, we enter into formal co-development agreements with our health system partners. In these agreements, we agree to collaborate on the identification of opportunities for the acquisition or development of new facilities within a defined geographic area. The co-development agreements generally have a duration of one or two years, with the option to renew upon mutual agreement. Some of the co-development agreements contain termination provisions that allow either party to terminate the agreement upon 60 to 120 days’ notice or for cause and others are silent as to termination. For example, our co-development agreement with IUH provides that the Company and IUH will collaborate in good faith to identify, solicit and cultivate potential opportunities for the acquisition of facilities in Indiana. The co-development agreement with IUH provides that it will continue for so long as the partnership between the Company and IUH continues.

Our Affiliated Facilities

Our network of facilities includes:

•	ASCs. Like hospitals, ASCs serve as locations where physicians on each individual facility’s medical staff perform surgeries on their patients. Our ASCs provide the facilities, equipment, supplies and clinical support staff necessary to provide non-emergency surgical services to patients not requiring hospitalization. Surgeries in ASCs are typically reimbursed at significantly lower rates than in a hospital setting, and ASCs generally operate with greater efficiency and lower costs. For each of the year-ended December 31, 2012 and the six-months ended June 30, 2013, our ASCs represented 87.5% of our net operating revenues.

•	Surgical hospitals. Our surgical hospitals allow physicians to perform a broader range of surgical procedures, including more complex surgeries, and allow patients to stay in the hospital for up to three days. For the year-ended December 31, 2012 and the six-months ended June 30, 2013, our surgical hospitals represented 10.2% and 10.7%, respectively, of our net operating revenues.

•	Hospital surgery departments. We also contract with hospitals to manage in-hospital surgery departments, which can focus exclusively on supporting physicians in the performance of surgeries on patients who do not require hospitalization (on an outpatient basis) or provide a full array of surgeries, including emergency surgeries, as well as surgeries on hospital inpatients and patients who will be admitted post-procedure. We believe managing hospital surgery departments strengthens our relationships with our hospital partners, as we are engaged across the continuum of surgical care. For the year-ended December 31, 2012 and the six-months ended June 30, 2013, such hospital surgery departments represented 0.1% and 0.2%, respectively, of our net operating revenues.

Physicians at our facilities provide surgical services in a wide variety of specialties, including orthopedics, ophthalmology, gastroenterology, pain management, otolaryngology (ear, nose and throat, or “ENT”), urology, spine and gynecology, as well as other general surgery procedures. As of June 30, 2013, we consolidated the operations of 85 of our 173 affiliated facilities, had 60 nonconsolidated affiliated facilities and held no ownership in 28 affiliated facilities that contract with us to provide management services only.

Our Industry

Medical costs account for a substantial percentage of spending in America. The United States spent $2.7 trillion on healthcare in 2011, according to CMS, and the percentage of gross domestic product devoted to healthcare has increased from 7.2% in 1970 to 17.9% in 2011. Surgical delivery is one of the largest components of medical costs in the United States, currently representing approximately 30% of medical spending for individuals with commercial insurance, according to our estimates.

Against this backdrop, we believe that we are well positioned to benefit from trends currently affecting the markets in which we compete, including:

Continued Migration of Procedures out of Hospitals

According to the American Hospital Association, from 1989 to 2009, outpatient surgeries increased from 48.5% of total surgery volumes to 63.2%. In addition, a significant share of outpatient surgeries shifted from hospitals to free-standing facilities over a similar period. Advancements in medical technology, such as lasers, arthroscopy, fiber optics and enhanced endoscopic techniques, have reduced the trauma of surgery and the amount of recovery time required by patients following certain surgical procedures. Improvements in anesthesia have also shortened the recovery time for many patients by minimizing post-operative side effects such as nausea and drowsiness, thereby avoiding, in some cases, overnight hospitalization. These medical advancements have significantly increased the number of procedures that can be performed in a surgery center and fueled the migration of surgical procedures out of hospitals and into outpatient settings. We expect that continued advancements in healthcare delivery and regulatory reform will further this trend.

Growing Focus on Containment of Healthcare Costs

Because of an increased focus on controlling the growth of healthcare expenditures in our economy, constituents across the healthcare continuum, including government payors, private insurance companies and self-insured employers, are implementing meaningful cost containment measures. These initiatives have contributed to the shift in the delivery of healthcare services away from traditional inpatient hospitals to more cost-effective settings, such as ASCs. For example, based on 2013 Medicare fee schedules a procedure in an ASC costs, on average, 58% of what the same procedure costs when performed in a hospital surgery department, according to the Ambulatory Surgery Center Association. The cost differential creates savings for the government, Medicare plans, commercial payors and patients when a procedure is performed at an ASC instead of a hospital-based surgery department. We expect this cost effectiveness will continue to fuel the migration of procedures into the ASC setting.

In addition, as self-insured employers look to reduce their overall healthcare costs, they are shifting increased financial responsibility to patients through higher co-pays and deductibles. These changes to health plan design, coupled with increased pricing transparency, have encouraged patients to seek out more cost-effective options for their healthcare delivery. Because of their cost advantage and high patient satisfaction, ASCs stand to benefit from this increase in consumerism.

Opportunities Created by Healthcare Legislation

We anticipate that recent healthcare legislation will create greater opportunities for cost-effective providers of healthcare. The PPACA and other related healthcare reform activities are expected to promote the transition from traditional fee-for-service payment models to more “at risk” or “capitated” models in which providers receive a flat fee per member per month from payors regardless of the cost of care. These changes will be reflected through the creation of ACOs or other payment model reforms. This shift will create financial incentives for “at-risk” providers to direct patient procedures into the most cost-effective settings, such as ASCs. We believe health systems, which are expected to remain the center of the delivery network in many markets, are resolving to shift many types of surgical cases out of their hospital surgery departments into the lower-cost ASC setting. Given that according to management estimates surgical spending currently represents approximately 30% of all medical spending for individuals with commercial insurance, the shift to “at risk” payment models is likely to create greater interest from health systems in expanding their delivery networks to include lower-cost surgical facilities.

Dynamics Impacting Health Systems

Many hospitals and health systems anticipate strategic and financial challenges stemming from healthcare reform and growing efforts to contain healthcare costs. In response, many health systems are focused on strategies to reduce operating costs, build market share, align with physicians, create additional service lines, expand their geographic footprint and prepare for new payment models, including ACOs, which are networks of doctors, hospitals and other healthcare providers who share responsibility for providing coordinated care to patients with the goal of reducing overall spending. As a result, a growing number of health systems are entering into strategic partnerships with select provider organizations that can provide focused expertise, scaled operating systems, best practices, speed of execution and financial capital.

These same trends have led many health systems to focus on increasing the efficiency and reducing the operating costs of their hospital surgery departments, which can be significant contributors to the profitability of an acute care hospital. We believe that efforts by hospital surgery departments to increase efficiency and reduce costs will continue to create demand for perioperative consulting and management services.

Increased Pressure on Physicians and Physician Groups

Physicians in many markets are increasingly interested in affiliating with leading health systems, especially in the context of an operating partner that can help ensure the continued efficiency of their practices. Uncertainty regarding reimbursement along with increased financial and administrative burdens resulting from healthcare legislation have contributed to the trend toward health system partnerships. As a result, physicians in many markets are pursuing partnerships with surgical providers and health systems in order to gain greater stability, access to scaled clinical and operating systems and a pathway to participating in new payment models. This is creating opportunities for providers with expertise and a track record of structuring partnerships with health systems and physicians in a way that creates value for all constituents.

Continued Provider Consolidation Driven by Changing Environment

We believe that consolidation among healthcare providers will continue due to cost pressures, a changing regulatory environment and the requirements imposed by new payment and delivery models. Our industry remains highly fragmented relative to other healthcare sectors, with the three largest companies in our industry operating an aggregate of only 12% of approximately 5,300 Medicare-certified ASCs in the United States. We expect consolidation to continue, as larger operators bring to bear the benefits of systems, processes and larger-scale relationships.

Our Competitive Strengths

We believe that our commitment to outstanding patient care, our strategy and our market position align us to benefit from trends in the U.S. healthcare market. An environment that demands better access to high-quality care, improved patient experience, health system and physician partnership and continuous clinical and administrative improvement and efficiency aligns very well with our competitive strengths:

Multi-Pronged Growth Strategy Based on Aligned Economic Model and Diverse Business Mix

Our business model is focused on building strategic relationships with leading health systems, physician groups and payors to acquire and develop facilities in an aligned economic model. The alignment of strategic and financial interests through shared ownership is an integral component of our ability to achieve strong results – clinically, operationally and financially. We believe our business model, which is aligned with secular industry trends demanding high quality, cost-effective settings of care, the need for more scaled partners in healthcare and the transition to a coordinated care delivery model, enables the following multiple growth avenues and positions us for long-term sustainable growth:

•	Strong same-site growth. We believe that several factors will contribute to continued same-site growth: (1) a significant majority of our facilities are multi-specialty (144 of our 173 affiliated facilities), (2) a payor mix weighted toward non-governmental payors (59% of our net patient revenues and 74% of net patient revenues at our nonconsolidated facilities for the year-ended December 31, 2012 came from commercial payors), (3) our partnerships with leading health systems, (4) our strong physician satisfaction and (5) the continued focus of our regional facility leadership on physician recruitment, leveraging our tools and systems.

•	In-market expansion and co-development with existing leading health system partnerships. We have partnered with many leading health systems in the country and we are generally in the early stages of developing those health system partnerships. These partnerships create an opportunity for continued growth through expanding our footprint of facilities in the market of our health system partners.

•	New health system partnerships. Many factors are driving health systems to increasingly seek out partners, including the need for focused expertise and scaled operating systems and the need for human and financial capital. These dynamics will contribute to our ability to add new health system partnerships to our existing portfolio.

•	Additional services across our broad suite of solutions. We provide a broad set of solutions to meet the specific needs of our health system and physician partners in the communities they serve. These solutions include, among others, development of market growth strategies, multiple physician alignment models (including joint ventures and clinical co-management agreements), perioperative consulting and management services to assist health systems in increasing the efficiency of their own hospital surgery departments, supply chain management, data analytics and benchmarking and analytics to support the transition to new payment models. These additional services enhance patient care and strengthen our partnerships with health systems, physicians and payors while providing additional economic benefits to us.

•	Opportunistic acquisitions. Our partnership model with leading health systems enables us to be a strategic acquiror in multiple geographic markets within the fragmented ASC industry. From June 30, 2010 to June 30, 2013, we acquired or entered into management agreements with 30 facilities in our existing markets and 33 facilities in new markets.

Strategic Partnerships with Leading Health Systems

We have positioned ourselves for the continued shift toward large scale, integrated delivery systems by selectively partnering with health systems that hold market-leading positions in their primary service areas. From December 31, 2007 to June 30, 2013, we have grown the number of our health system partners from 18 to 42, including many of the leaders in healthcare delivery, such as IUH, Sutter Health, THR and MemorialCare, among others. We believe we are a partner of choice to leading health systems because of our comprehensive suite of surgical solutions, expertise in clinical operations and efficiency programs and development expertise. Partnering with leading health systems allows us to enter new markets in a capital-efficient way that provides us with immediate relevance to our patients, physicians and payors, translating into greater stability and growth opportunity. Historically our partnerships have delivered above-market same-site revenue growth as well as growth from the co-development of additional facilities alongside our health system partners.

Leading National Brand and Scaled Franchise

We believe a healthcare environment characterized by cost pressure, regulatory change, increased consumerism and consolidation favors large scale competitors with strong reputations. We are one of the largest multi-specialty operators of ASCs in the United States, operating in 34 states, with 167 ASCs, five surgical hospitals and one sleep center with 11 locations. We operate a large surgical services purchasing platform that provides us substantial purchasing advantages as our dedicated supply chain team works with our facilities, health system partners and affiliated physicians across the country. Through our partnerships with locally branded health systems, we have established strong brand recognition among physicians in many communities, and we believe our national presence and leading reputation provide us with a greater opportunity to establish strategic relationships with local health systems and physicians. Our facilities have also developed a strong reputation among patients in our communities as a result of our principal focus on patient care and clinical quality. We provide each patient with a survey regarding their experience at our facility which is generally provided in person after their procedure has been performed or through the mail. According to our patient surveys conducted during the twelve-months ended June 30, 2013, we have a Net Promoter Score of approximately positive 95, which is a measure of loyalty ranging from negative 100 to positive 100 based on asking patients whether they would recommend our facilities to a friend or family member. The overall response rate for these surveys has been, on average, approximately 54%, which represented an average of approximately 26,000 responses received per month.

Proprietary and Expanding Suite of Technology-Enabled Solutions

New payment models and increasing pressure on health systems and physicians to contain costs are forcing providers to make new investments in areas such as information systems and data analytics in an effort to become more efficient and meet the demands for improved clinical outcomes. We have developed a comprehensive set of proprietary technology tools that enable health systems, physicians and payors to optimize patient experience, clinical outcomes, physician productivity and operating performance. Our proprietary technology tool set includes:

•	SCA Quality Index. We measure patient satisfaction, clinical outcomes and licensure and accreditation inspection readiness for each affiliated facility and combine those measures into our SCA Quality Index to track quality metrics and increasingly to support the transition to new payment models.

•	Operating system. Our operating system provides detailed benchmarking of key operational measures (including on-time starts, turn-times, staffing ratios and supply expense metrics) that allows management to identify, monitor and adjust areas such as case mix, staffing and operating costs to improve overall performance.

•	Proprietary case-costing system (which we call the “Every Case Optimized System” or “ECOSystem™”). Our ECOSystem™ provides detailed labor cost, supply cost and contribution margin data by procedure code, physician, facility and payor to monitor key expenses and margins allowing us to benchmark best practices by case type.

•	Supply chain management system. Our supply chain management system provides detailed analysis on supply cost management to improve purchasing efficiency and costs.

Our data-driven insight and ability to measure performance metrics such as clinical outcomes and patient satisfaction as well as optimize performance through our ECOSystem™ have been integral in achieving clinical and operational excellence to date and position us for success in the payment models of the future, such as ACOs, bundled payments and capitated models.

Strategic Partner to Physicians

The evolving healthcare landscape, including regulatory changes, increasing administrative burden, payor consolidation, shifting competitive landscape and transition to new payment models, is increasing pressure on physicians. We offer physicians an attractive solution to help them operate successfully in this environment as we design our facilities, structure our strategic relationships and adopt staffing, scheduling and clinical systems and protocols with the aim of increasing physicians’ productivity and promoting their professional and financial success. Our approximately 2,000 physician partners (as of June 30, 2013), many of whom are leading practitioners in their respective fields and geographies, value the efficiency and convenience that our facilities provide. Our technology solutions allow our physicians to optimize clinical, operational and financial results. Our success in forming productive relationships with physicians is reflected in both the growth in the number of our physician partners and our Net Promoter Score of positive 90, according to our physician surveys conducted during November and December of 2012, which had a response rate of approximately 87% (which response rate is calculated on a weighted basis based on the number of cases performed by a physician at our facilities). The Net Promoter Score is a measure of loyalty ranging from negative 100 to positive 100 based on asking each of the physicians who utilize our facilities whether they would recommend performing cases at our facilities to a physician colleague. We monitor physician satisfaction on a facility-by-facility basis, survey all of our physicians who utilize our facilities at least on an annual basis and use physician feedback to drive continuous improvement on a local and national basis.

Proven Management Team

Our senior leadership team of Andrew Hayek, President and Chief Executive Officer, Peter Clemens, Executive Vice President and Chief Financial Officer, Michael A. Rucker, Executive Vice President and Chief Operating Officer, Joseph T. Clark, Executive Vice President and Chief Development Officer, and Richard L. Sharff, Jr., Executive Vice President, General Counsel and Corporate Secretary, averages approximately 20 years of experience in the healthcare industry and has transformed our strategic approach to provide solutions to physicians, health systems and payors to optimize surgical care. Under this new management team, we have experienced significant growth in our provider partnerships and enhanced our focus on clinical outcomes and patient experience, resulting in strong and consistent performance in our key financial and operating metrics and positioning us well for long-term growth.

Our Business Strategy

We seek to provide outstanding patient care and clinical quality, and we seek to create measurable clinical, operational and financial advantages for our partners by leveraging our tools and processes, knowledge and experience and talented leaders in each market. The key components of our strategy include:

•	Delivering outstanding patient care and clinical outcomes;

•	Driving strong and consistent same-site performance;

•	Capitalizing on existing health system partnerships poised for growth;

•	Developing new health system partnerships;

•	Leveraging our core competencies to expand into new service lines;

•	Establishing partnerships that take advantage of new payment models; and

•	Consolidating a fragmented industry.

Delivering Outstanding Patient Care and Clinical Outcomes

We are committed to outstanding patient care and clinical quality. Our culture and operating systems reinforce this focus and commitment. We measure patient satisfaction, clinical outcomes and licensure and accreditation inspection readiness for each affiliated facility and combine those measures into our SCA Quality Index, which we monitor closely to identify areas for improvement and track progress. We also develop and implement clinical toolkits, clinical training and best practice sharing across our network to drive ongoing improvement in clinical outcomes. Our Regional Quality Councils (“RQCs”) enable identification and sharing of best practices across our affiliated facilities. Each RQC is composed of at least one representative, such as a Regional Quality Coordinator or a Center Quality Coordinator, from each facility in the applicable region. Each RQC meets on at least a quarterly basis to share and compare clinical and operational experiences and to develop best practices, which are shared with governing boards at each facility. We have also developed focused training resources that are available to our physicians, nurses and surgical technicians at our affiliated facilities, including through a proprietary, learning computer portal called the Clinical Excellence Universe (or “CEU”). Our training programs include new teammate trainings, telephone and web conferences focusing on key clinical issues, continuing education programs, leadership development programs and initiatives aimed at enhancing our culture of patient safety.

Driving Strong and Consistent Same-Site Performance

Achieving strong performance on a same-site basis is important for us to drive organic revenue growth as well as support consistent operating performance for SCA and our partners. We believe that our partnership model aligns incentives such that we and our partners can achieve improved long-term performance. We also believe that our ability to affiliate with physicians as an extension of their practices is an important driver to sustained same-site performance. Our clinical protocols and proprietary technology tools are designed to improve physician productivity and increase the number of procedures performed in our facilities while improving both physician and patient satisfaction. In addition, our ability to attract physicians through recruitment initiatives provides an additional opportunity for us to drive same-site growth. This alignment with partner hospitals and physicians has facilitated annual same site systemwide net operating revenues growth of 5.8% in 2012 and 5.5% in 2011. We have shown an ability to improve facility-level profitability by gaining physician alignment around more efficient supply utilization, reducing clinical variation, more effectively contracting with payors and lowering administrative costs.

Capitalizing on Existing Health System Partnerships Poised for Growth

We believe that development of our existing health system relationships is an important part of our continued growth. While our facility count has grown significantly from 131 to 173 affiliated facilities from December 31, 2007 to June 30, 2013, our growth in partner health systems has been even stronger, more than doubling from 18 to 42 over the same time period. We believe this recent growth in health system partnerships creates significant opportunities. Our aligned model incentivizes our partners to work closely with us to identify strategically important and financially accretive growth opportunities in the markets we serve. Our experience has shown that demonstrated results in achieving exceptional patient care and strong physician partnerships have encouraged our partners to expand their relationships with us. For example, through our relationship with Sutter Health, as of June 30, 2013, we have acquired and developed 16 facilities since 2007. Our success with high quality health system partners has also led such partners, in some cases, to have us manage the surgical departments of their hospital sites through our recently introduced perioperative management solutions. Given many of our health system partnerships have been developed recently, including relationships with 18 new health system partners in the twelve-months ended June 30, 2013 alone, we believe we are in the early stages of a significant opportunity to expand the scope of these relationships in the near-term, similar to our experience to date.

Developing New Health System Partnerships

We are focused on developing new health system partnerships, and we expect this to continue as we position ourselves as a partner of choice to physician groups, health systems and payors. While we have demonstrated a track record of success among a group of leading health systems, we believe that our current footprint represents only a small percentage of potential health system partnerships and that we have substantial long-term opportunities to add new relationships. In addition, industry dynamics, such as a challenging reimbursement environment and an increased emphasis on achieving cost savings with improved clinical outcomes, are encouraging health systems with which we do not already have relationships to seek partners. We believe that our expertise developing tools that ensure improved outcomes, drive cost savings and support efficiencies in the clinical setting will further strengthen our value proposition as a partner of choice for new health system relationships.

Leveraging Our Core Competencies to Expand into New Service Lines

We intend to leverage significant expertise related to the provision of surgical solutions in the form of expansion into new lines of service. Our relationships and operating systems provide a strong platform from which we can deliver a broader range of solutions designed to achieve excellent clinical outcomes while improving efficiency and generating significant savings in the healthcare system. As an example, we launched our perioperative consulting services to health system partners to optimize physician engagement, operating and cost efficiency, margin enhancement, market share growth and the development of new service lines. As of June 30, 2013, we provided such services to 14 facilities, and we have a dedicated team of professionals focused on expanding this business, as we believe it represents a significant area of potential growth. In addition to providing a high growth and diversified revenue stream, our perioperative business also serves as a sales channel for potential health system partnerships. By demonstrating our value proposition and operational expertise with the effective management of their surgical patients, we believe we are better positioned for partnering with the health system’s current and prospective ASCs.

In addition to perioperative consulting, we also offer additional services relating to the delivery of surgical care, including management services (where we manage an unaffiliated surgical center in which we do not have an ownership stake), clinical co-management consulting services (for hospital surgery departments interested in having certain of their employee physicians participate in management) and supply chain management and data analytics, to better serve patients’ needs and strengthen our partnerships with our health system and physician partners as well as with payors.

Establishing Partnerships that Take Advantage of New Payment Models

We expect the evolving reimbursement landscape in healthcare to create opportunities to partner with physicians and payors in new payment models. We believe payment models such as “at risk” and “capitated” models in which the providers receive a flat fee per member per month from payors regardless of the cost of care, drive surgical care to more cost-efficient settings, such as ASCs. We plan to continue working creatively with our various partners and potential partners to structure arrangements that provide solutions to the challenges created by the variety of new payment models.

For example, one of our partners is a large, integrated multi-specialty physician group and one of the original five ACOs piloted under a Dartmouth College/Brookings Institute supported initiative in ACO healthcare delivery focused on improving care quality and bending the cost curve. As of June 30, 2013, we had four joint venture surgical facilities with this physician group, which takes capitated risk, and we have been able to improve the cost of surgical delivery for its patient base by shifting surgical case volume to our setting of care.

As the various risk-based payment models evolve and grow in frequency, physicians and health systems that launch “at risk” payment models will need robust analytics and capabilities to improve the efficiency of surgical delivery. We plan to leverage our experience, data systems and physician engagement models to help health systems, physicians, employers and payors implement and successfully manage new payment models.

Consolidating a Fragmented Industry

Greater operating scale allows us to invest in better clinical, operational and financial systems and deliver outstanding results for our patients and partners. Therefore, we are focused on continuing to add new affiliated facilities where we see opportunities to grow volumes by recruiting new physicians and improve profitability by leveraging our scale, technology and operating efficiencies while delivering outstanding patient care. We expect our acquisition activity to continue as we continue to position ourselves as a partner of choice to physician groups. Given that we operate in a relatively fragmented segment of the healthcare industry, with the three largest companies operating an aggregate of only 12% of the approximately 5,300 Medicare-certified ASCs in the United States, we believe there are and will continue to be robust opportunities to invest and partner in new facilities. We believe our scale, operational expertise and value-added services and solutions differentiates us and provides us with the ability to selectively acquire attractive assets in attractive markets where we can create value, both in the near term as well as over the longer term. We plan to leverage our proven strategy for target identification, thorough diligence, transaction execution and integration which we have systematically implemented in acquisitions of nine consolidated and 30 nonconsolidated facilities from January 1, 2010 to June 30, 2013.

Our History

Prior to the closing of this offering, we will convert from a Delaware limited liability company to a Delaware corporation and will be renamed Surgical Care Affiliates, Inc. We and SCA, our direct operating subsidiary, were formed in 2007 by TPG, MTS and certain of our current and former directors with a focus on developing and operating ASCs and surgical hospitals in the United States.

Operations

General

Our operations consist primarily of our ownership and management of surgery centers. Our affiliated facilities provide the space, equipment and medical support staff necessary for physicians to perform non-emergency surgical procedures. Our typical ASC is a freestanding facility with fully-equipped operating and procedure rooms and ancillary areas for reception, preparation, recovery and administration. Our surgical hospitals provide medical services similar to those provided by our ASCs and can also accommodate more complicated procedures requiring patients to stay overnight.

The typical staff of an affiliated facility includes an administrator, registered nurses and operating room technicians, as well as personnel in a business office performing tasks such as billing and collecting. In addition, at each affiliated facility, a physician who serves as the medical director is responsible for medical direction and certain administrative services at the facility, including ensuring that clinical activities are performed in accordance with the facility’s policies and procedures and serving as a liaison between the facility’s administration and its medical staff. Our affiliated facilities generally have service agreements with anesthesiologists and certified registered nurse anesthetists (“CRNAs”) to provide anesthesiology services. Generally, those anesthesiologists and CRNAs are independent contractors of the affiliated facilities and are responsible for their own clinical and billing activities; in a few cases, those individuals are employed by the affiliated facility. Otherwise, the physicians that utilize our facilities are not employees of our facilities. We typically assist each of our affiliated facilities with marketing, payor contracting, purchasing and other strategic and operational services, including the preparation of financial statements.

Each affiliated facility is licensed in accordance with local and state requirements. All of our affiliated facilities are also certified as Medicare providers. The affiliated facilities are available for use only by licensed physicians and other qualified healthcare providers. To ensure consistent quality of care, each affiliated facility has a medical executive committee comprised of local physicians that reviews the qualifications of each physician who applies to practice at the affiliated facility. In addition, as of June 30, 2013, 162 of our 167 ASCs and all five of our surgical hospitals were accredited by either The Joint Commission or the Accreditation Association for Ambulatory Health Care (“AAAHC”), the two major national organizations that establish standards relating to the physical plant, administration, quality of patient care and operation of medical staffs of various types of healthcare facilities. Our five remaining ASCs that were not accredited as of June 30, 2013 plan to apply for accreditation by year end. We believe that accreditation is the quality benchmark used by commercial payors for inclusion of a facility in their network. Some payors may not include a facility in their network unless the facility is accredited.

Billing and Payment

Our affiliated facilities derive their net patient revenues by collecting fees from patients, insurance companies, government programs and other third-party payors in exchange for providing the facility and related services for surgical procedures. The surgeons and, in most cases, anesthesiologists and CRNAs at our affiliated facilities bill their patients or relevant other payors directly for their professional services; therefore, such services are not included in our billing for a procedure.

Each affiliated facility uses a patient accounting system to manage scheduling, billing and collection, accounts receivable management and other essential operational functions. We have implemented systems to centralize financial data from most affiliated facilities into our corporate data systems. These systems support our access to information on a timely basis and enhance our ability to provide each affiliated facility with financial statements and other financial data services.

Revenues at our affiliated facilities consist primarily of net patient service revenues that are recorded based upon established billing rates less allowances for contractual adjustments. Revenues are recorded during the period the healthcare services are provided, based upon the estimated amounts due from patients and third-party payors, including commercial health plans, commercial insurance companies, employers and federal and state agencies (under the Medicare and Medicaid programs). We utilize the payment history specific to each affiliated facility by payor to record estimated contractual allowances, and we employ other analytical tools to ensure the appropriateness of these estimates. Third-party payor contractual payment terms are generally based upon predetermined rates per procedure or discounted fee-for-service rates.

It is our general practice, where possible, to collect estimated co-payments prior to providing services and to verify a patient’s insurance prior to the patient’s procedure. Claims are submitted electronically if the payor accepts electronic claims. We require claims submitted to third-party payors to be paid within timeframes that are generally consistent with industry standard practices, which vary based upon payor type.

In general, we or our health system partners negotiate contracts directly with non-governmental third-party payors. The rates paid by governmental third-party payors are set by such payor and are not subject to negotiations.

We market our affiliated facilities directly to non-governmental third-party payors and employers in order to communicate the cost advantages of surgery centers versus hospitals. Payor marketing activities are conducted by reimbursement teammates and facility administrators, with important assistance from our physician partners. We emphasize the high-quality healthcare, cost advantages and convenience of our affiliated facilities.

Patients are generally not responsible for the difference between our established charges and amounts reimbursed for such services under Medicare, Medicaid and negotiated third-party payor contracts, but they are responsible for any exclusions, deductibles, co-payments or coinsurance features of their coverage.

Clinical and Operating Systems

We have developed a number of tools to track and compare results from our affiliated facilities and across our network. We believe these systems are an important strength and provide us data to improve results, training and efficiency across our affiliated facilities.

Our clinical systems allow detailed benchmarking of clinical outcomes endorsed by the National Quality Forum, patient satisfaction and accreditation inspection readiness. We have extensive tools to prepare for regulatory surveys. We strongly encourage all of our ASCs and surgical hospitals to seek and to maintain accreditation by an independent agency, either The Joint Commission or the AAAHC. All of our facilities that have sought such accreditation have successfully completed the survey process and have received a three-year term of accreditation, which is only provided after the accrediting organization has concluded that the facility is in substantial compliance with the relevant organizational standards. Our clinical education system, the CEU, provides tailored education programs to our approximately 2,600 clinicians, as of June 30, 2013, across the country.

Our operating systems provide detailed benchmarking of key operational measures (including on-time starts, turn-times, staffing ratios and supply expense metrics). Management uses these tools to measure operating results against target thresholds and to identify, monitor and adjust areas such as case mix, staffing, operating costs, teammate expenses and accounts receivable management.

Our case-costing system, the ECOSystem™, provides detailed labor cost, supply cost and contribution margin data by procedure code, physician, facility and payor. This ECOSystem™ data allows us to work with our physicians to benchmark their performance on a detailed level and show them precise steps they can take to optimize clinical, operational and financial results. Our supply chain systems provide a similar level of detail on supply cost management, and we believe we are the only network of surgery centers to implement supply consumption and perpetual inventory systems. We also have a dedicated supply chain team that works with our facilities and affiliated physicians across the country to aggregate the approximately $220 million in spending in 2012 and to use that purchasing power to negotiate more favorable company-wide contracts with vendors.

Our detailed data also allows us to work in partnership with payors to optimize the cost of surgery for their covered members. Surgery is one of the largest components of medical costs, typically representing approximately 30% of total medical spending for individuals with commercial insurance, according to our estimates. Because of this, we are increasingly focused on working with commercial payors, Medicare Advantage plans and capitated physician groups to help them reduce the total medical spend (or rate of medical spend growth) for their population while maintaining or improving the quality of care.

Facility Level Ownership Structure

Almost all of our affiliated facilities are owned in partnership with local physicians. As of June 30, 2013, we had approximately 2,000 aggregate physician partners. The amount of physician ownership in our facilities ranges widely based on local market conditions. Physician ownership of our consolidated facilities typically ranges from 10% to 45%. When we partner with a health system in a three-way joint venture, we typically hold a non-controlling ownership interest in a holding company that owns a majority or controlling ownership interest in the facility and the health system partner holds the controlling interest in the holding company.

Our facilities are organized as limited or general partnerships, LLCs or LLPs. In ventures that do not include a health system partner, we typically serve as the general partner (or its equivalent) of the entity, as well as the day-to-day manager of the facility owned by the entity. In our three-way joint ventures that include a health system partner, we typically serve as a noncontrolling member of an LLC that is co-owned with the health system, and that LLC serves as the general partner (or its equivalent) of the facility. In such three-way ventures, we typically enter into a management agreement to handle most of the day-to-day management functions for the facilities owned by the LLC, and the health system negotiates fee schedules with payors and provides other miscellaneous services.

Our affiliated facilities typically provide for the payment to us of a monthly management fee and where we have an ownership interest a monthly or quarterly pro rata distribution of cash in excess of current obligations, less amounts held in reserve for working capital and certain other anticipated expenditures. The partnership and LLC agreements typically provide for, among other things, limited voting rights for our limited partners and limited rights to transfer ownership interests. We have developed a “model” agreement that includes provisions to restrict a physician partner from owning an interest in a competing surgery center or surgical hospital during the period in which the physician owns an interest in our facility and for a period of two years after they no longer own an interest in our facility. Similarly, our model agreement for ASCs requires our physician partners to certify that they are using the applicable facility in a way that is consistent with the regulatory guidance on what constitutes use of the facility as an “extension of their office practice.” In multi-specialty ASCs, this means, among other things, that at least one-third of their eligible cases are performed at our facility. These provisions give us (or our health system partner) the right to repurchase equity from physician partners who do not meet this threshold. Our agreements also typically give us the right, but do not require us, to repurchase equity interests from physician partners who retire or trigger certain other repurchase provisions in the agreements. However, some of our agreements do not include some or any of these model provisions.

Certain of our operating agreements have termination dates by which the agreement expires by its terms. In these situations, if we wish to continue the business, we would attempt to negotiate an amendment to the agreement and if necessary, to renegotiate material terms of the agreement, to prevent such termination. We have one agreement involving one facility with a termination date in 2013 and two agreements involving three facilities with termination dates in 2014. See “Risk Factors — Risks Related to Our Business — Certain of our partnership and operating agreements contain termination dates that will require us to amend and possibly renegotiate such agreements.”

In addition, certain of our agreements contain provisions that give our partners or other members rights that include, but are not limited to, rights to purchase our interest, rights to require us to purchase the interests of our partners or other members or rights requiring the consent of our partners and other members prior to our transferring our ownership interest in a facility or prior to a change in control of us or certain of our subsidiaries. During the fourth quarter of 2013, one of these arrangements will be exercisable, which arrangement gives a physician group in one of our consolidated facilities the right to purchase our interest in the facility. If exercised under the current terms of the agreement, the purchase would result in our accounting for the facility as a discontinued operation and, consistent with other discontinued operations, we would recast certain prior period financial statements. The facility contributed less than 1% to our revenues the year ended December 31, 2012.

Almost all of our partnership and operating agreements contain restrictions on actions that we can take, even though we may be the general partner or the managing member, including rights of our partners and other members to approve the sale of substantially all of the assets of the entity, to dissolve the partnership or LLC, and to amend the partnership or operating agreement. Many of our agreements also restrict our ability in certain instances to compete with our existing facilities or with our partners. Where we hold only a limited partner or a non-managing member interest, the general partner or managing member may take certain actions without our consent, although we typically have certain protective rights to approve major decisions, such as the sale of substantially all of the assets of the entity, the dissolution of the partnership or LLC, and the amendment of the partnership or operating agreement. See “Risk Factors — Risks Related to Our Business — Certain of our partnership and operating agreements contain provisions giving rights to our partners and other members that may be adverse to our interests.”

Further, some of our partnership and LLC agreements provide that the partnership, LLC, general partner or managing member, as applicable, will purchase all of the physicians’ ownership interests at fair market value if certain regulatory events occur, including, for example, if it becomes illegal for the physicians to own an interest in a facility, refer patients to a facility or receive cash distributions from a facility. See “Risk Factors — Risks Related to Healthcare Regulation — If laws or regulations governing physician ownership of our facilities change, we may be obligated to purchase some or all of the ownership interests of our physician partners or renegotiate some of our partnership and operating agreements with our physician partners and management agreements with our surgical facilities.” From time to time, we may extend loans to the partnerships or LLCs on commercially reasonable and fair market value terms in order to fund capital expenditures, leasehold improvements or other cash requirements. See “Risk Factors — Risks Related to Our Business — We make significant loans to, and are liable for certain debts and other obligations of the partnerships and limited liability companies that own and operate certain of our surgery centers.”

Resyndications

We periodically provide physicians who use our facilities the opportunity to purchase ownership interests (or increase their ownership interests) in those facilities, which we call “resyndication.” We believe that periodic resyndication of ownership interests helps our facilities maintain a core group of physicians who actively use the facility as an extension of their office practice and are incentivized to ensure that the facilities make the necessary investments and follow the necessary practices to provide high-quality and cost-efficient patient care services.

In addition to selling our equity interest, a key component of our resyndication strategy is repurchasing equity interests from existing physician partners and re-selling that equity to non-partner physicians or to other existing physician partners. Where feasible, we seek to redistribute equity from existing to new physician partners before selling our own equity or new equity in our facilities. However, we will continue to sell portions of our existing ownership where we believe it is in our overall best interest.

Case and Payor Mix

We seek to maintain diversity of case mix in our portfolio to insulate us from potential negative effects that could stem from emphasizing one particular case type. The following chart breaks down our net patient revenues by specialty and by type of payor for the year-ended December 31, 2012 and the six-months ended June 30, 2013.

Case Mix			Payor Mix

	Six-months ended June 30, 2013	Year-Ended December 31, 2012		Six-months ended June 30, 2013	Year-Ended December 31, 2012
Orthopedic	31%	29%	Commercial health insurance payors	59%	60%
Ophthalmology	17	17	Medicare	22	21
Gastroenterology	11	12	Workers’ compensation	12	11
Pain	8	9	Patients and other third-party payors	4	4
ENT	9	9	Medicaid	3	4
General Surgery	24	24

Total	100%	100%	Total	100%	100%

Seasonality

In recent years, our facilities have experienced a disproportionate allocation of payor mix throughout the year. Our facilities typically see a higher percentage of governmental payors in the first half of the year and a higher percentage of commercial payors in the second half of the year. We believe this trend is a result of the continuing sharing of the cost of care with patients by employers and insurers through increased annual deductibles, which are not typically met until later in the year.

Facilities

The following table sets forth information relating to our facilities and corporate offices as of June 30, 2013:

Facility	Location	Date of Acquisition or Affiliation(1)	Capacity(2)	Our Beneficial Ownership Percentage(3)
Alaska
*Alaska Surgery Center, Limited Partnership	Anchorage, AK	6/29/2007	9	37.0%

Alabama
*Birmingham Outpatient Surgery Center, Ltd.	Birmingham, AL	6/29/2007	9	34.4%
*Florence Surgery Center, L.P.	Florence, AL	6/29/2007	4	50.0%
*Gadsden Surgery Center, Ltd.	Gadsden, AL	6/29/2007	6	57.5%
*Mobile-SC, LTD.	Mobile, AL	6/29/2007	7	33.0%
Surgery Center of Cullman, LLC	Cullman, AL	6/29/2007	7	33.3%
Surgicare of Mobile, Ltd.	Mobile, AL	6/29/2007	8	30.0%
*Tuscaloosa Surgical Center, L.P.	Tuscaloosa, AL	6/29/2007	12	30.0%

California

Los Angeles Facilities
*Antelope Valley Surgery Center, L.P.	Lancaster, CA	6/29/2007	6	80.6%
*Arcadia Outpatient Surgery Center, L.P.	Arcadia, CA	6/29/2007	4	48.7%
Channel Islands Surgicenter, L.P.	Oxnard, CA	6/29/2007	5	25.4%
Digestive Disease Center, L.P.	Laguna Hills, CA	12/31/2012	10	25.0%
*Glenwood Surgical Center, L.P.	Riverside, CA	6/29/2007	6	50.0%
*Golden Triangle Surgicenter, L.P.	Murrieta, CA	6/29/2007	4	67.5%
Greater Long Beach Endoscopy Center	Long Beach, CA	6/29/2007	6	20.0%
Hoag Outpatient Centers, LLC	Newport Beach, CA	6/1/2013	3	5.0%
*Inland Surgery Center, L.P.	Redlands, CA	6/29/2007	5	44.5%
Kerlan-Jobe Surgery Center, LLC	Los Angeles, CA	6/29/2007	4	51.0%
MemorialCare Surgical Center at Orange Coast, LLC	Fountain Valley, CA	4/1/2013	3	Managed-only
MemorialCare Surgical Center at Saddleback, LLC (Saddleback)	Laguna Hills, CA	12/27/2012	19	25.8%
MemorialCare Surgical Center at Saddleback, LLC (Laguna Hills)	Laguna Hills, CA	12/27/2012	13	25.8%
*Newport Beach Endoscopy Center	Newport Beach, CA	6/29/2007	4	39.5%
*Santa Monica Surgical Partners, L.L.C.	Santa Monica, CA	11/1/2012	5	28.5%
*Surgicare of La Veta, Ltd., a California Limited Partnership	Orange, CA	6/29/2007	6	20.0%
Thousand Oaks Endoscopy Center	Thousand Oaks, CA	6/29/2007	2	51.0%
*Upland Outpatient Surgical Center, L.P.	Upland, CA	6/29/2007	3	92.8%

Sacramento Facilities
Fort Sutter Surgery Center, a California Limited Partnership (K. Street)	Sacramento, CA	6/29/2007	6	29.0%
Fort Sutter Surgery Center, a California Limited Partnership (Scripps Drive)	Sacramento, CA	6/29/2007	5	29.0%

Sacramento Surgery Center Associates, L.P.	Sacramento, CA	1/1/2011	4	25.3%
South Placer Surgery Center, L.P.	Roseville, CA	5/1/2012	3	25.0%
Sutter Alhambra Surgery Center, L.P.	Sacramento, CA	6/29/2007	3	25.0%

San Diego Facilities
*Grossmont Surgery Center, L.P.	La Mesa, CA	6/29/2007	5	21.0%
*Pomerado Outpatient Surgical Center, L.P.	San Diego, CA	6/29/2007	5	60.8%
*San Diego Endoscopy Center	San Diego, CA	6/29/2007	3	45.0%
UCSD Ambulatory Surgery Center, LLC	San Diego, CA	11/30/2007	3	20.0%

San Francisco Facilities
East Bay Endoscopy Center, L.P.	Emeryville, CA	7/1/2011	2	25.0%
Golden Gate Endoscopy Center, LLC	San Francisco, CA	7/1/2011	3	25.0%
Marin Health Ventures, LLC	Greenbrae, CA	8/1/2008	3	25.0%
Mountain View Endoscopy Center, LLC	Mountain View, CA	7/1/2011	1	20.0%
Peninsula Eye Surgery Center, LLC	Mountain View, CA	12/1/2012	2	25.0%

Facility	Location	Date of Acquisition or Affiliation(1)	Capacity(2)	Our Beneficial Ownership Percentage(3)
Presidio Surgery Center, LLC	San Francisco, CA	6/29/2007	6	Managed-only
San Francisco Endoscopy Center LLC	San Francisco, CA	7/1/2011	3	8.0%
Santa Rosa Surgery Center, L.P.	Santa Rosa, CA	6/29/2007	5	25.6%
Sutter Street Endoscopy Center, LLC	San Francisco, CA	7/1/2011	1	25.0%
Walnut Creek Endoscopy Center LLC	Walnut Creek, CA	7/1/2011	2	25.0%

Other California Facilities
Auburn Surgical Center, L.P.	Auburn, CA	6/29/2007	3	49.5%
*Bakersfield Physicians Plaza Surgical Center, L.P.	Bakersfield, CA	6/29/2007	5	79.0%
Mirage Endoscopy Center, LP	Rancho Mirage, CA	6/1/2013	1	Managed-only
North Coast Surgery Center, Ltd., a California Limited Partnership	Oceanside, CA	6/29/2007	4	27.3%
San Luis Obispo Surgery Center, a California Limited Partnership	San Luis Obispo, CA	6/29/2007	3	45.9%
Santa Barbara Endoscopy Center, LLC	Santa Barbara, CA	7/1/2011	1	25.0%
*Santa Cruz Endoscopy Center, LLC	Santa Cruz, CA	7/1/2011	1	40.0%
*Southwest Surgical Center of Bakersfield, L.P.	Bakersfield, CA	6/29/2007	2	79.0%

Colorado
Colorado Springs Surgery Center, Ltd.	Colorado Springs, CO	6/15/2010	5	Managed-only
Pueblo Ambulatory Surgery Center Limited Partnership	Pueblo, CO	6/29/2007	5	12.3%
Surgery Center of Fort Collins, LLC	Fort Collins, CO	6/29/2007	4	25.0%
Surgical Center at Premier, LLC	Colorado Springs, CO	6/29/2007	7	40.0%

Connecticut
*Connecticut Surgery Center, Limited Partnership	Hartford, CT	8/22/2007	3	65.0%
*Danbury Surgical Center, L.P.	Danbury, CT	8/22/2007	6	47.0%
*Hartford Surgery Center, LLC	Hartford, CT	8/22/2007	2	91.0%
Norwalk Surgery Center, LLC	Norwalk, CT	6/1/2013	4	4.8%
*Surgery Center of Fairfield County, LLC	Trumbull, CT	8/22/2007	6	43.3%

Florida
*Boca Raton Outpatient Surgery & Laser Center, LTD.	Boca Raton, FL	6/29/2007	8	30.0%
*Citrus Regional Surgery Center, L.P.	Lecanto, FL	6/29/2007	6	56.0%
*E Street Endoscopy, LLC	Clearwater, FL	8/2/2010	3	51.0%
*Emerald Coast Surgery Center, L.P.	Fort Walton Beach, FL	6/29/2007	8	35.0%
*Indian River Surgery Center, Ltd.	Vero Beach, FL	6/29/2007	6	84.0%
*Melbourne Surgery Center, L.P.	Melbourne, FL	6/29/2007	5	79.0%
*Orlando Center for Outpatient Surgery, L.P.	Orlando, FL	6/29/2007	5	55.3%
*Sarasota Endoscopy Center, L.P.	Sarasota, FL	6/29/2007	3	82.1%
*Winter Park Surgery Center, L.P.	Winter Park, FL	6/29/2007	6	18.2%

Georgia

Atlanta Facilities
Atlanta Advanced Surgery Center, LLC	Atlanta, GA	7/1/2012	7	Managed-only
*Perimeter Center for Outpatient Surgery, L.P.	Atlanta, GA	6/29/2007	6	53.0%
Surgery Center of Georgia, LLC	Canton, GA	3/1/2012	4	Managed-only

Other Georgia Facilities
*Gainesville Surgery Center, L.P.	Gainesville, GA	6/29/2007	7	42.1%
Gwinnett Advanced Surgery Center, LLC	Snellville, GA	7/1/2012	4	Managed-only

Hawaii
*Aloha Surgical Center, L.P.	Kahului, HI	6/29/2007	4	94.8%
Castle Ambulatory Surgery Center, LLC	Kailua, HI	6/1/2013	4	10.0%
Honolulu Surgery Center, L.P.	Honolulu, HI	6/29/2007	7	48.4%

Iowa
Mississippi Medical Plaza, L.C. (Endoscopy)	Davenport, IA	6/1/2013	4	Managed-only
Mississippi Medical Plaza, L.C.	Davenport, IA	6/1/2013	7	Managed-only
*Surgery Centers of Des Moines, Ltd., an Iowa Limited Partnership	Des Moines, IA	6/29/2007	5	74.4%

Facility	Location	Date of Acquisition or Affiliation(1)	Capacity(2)	Our Beneficial Ownership Percentage(3)
*Surgery Centers of Des Moines, Ltd., an Iowa Limited Partnership	West Des Moines, IA	6/29/2007	10	74.4%
Tri-State Surgery Center, LLC	Dubuque, IA	6/1/2013	5	Managed-only

Idaho
*Treasure Valley Hospital Limited Partnership	Boise, ID	6/29/2007	14	40.4%
Treasure Valley Surgery Center — Nampa, L.P.	Nampa, ID	6/28/2012	5	25.2%

Illinois

Chicago Facilities
*Hawthorn Place Outpatient Surgery Center, L.P.	Libertyville, IL	2/1/2008	4	38.0%
*Loyola Ambulatory Surgery Center at Oakbrook, L.P.	Oakbrook Terrace, IL	2/1/2008	3	45.0%
*Northwest Surgicare, Ltd., an Illinois Limited Partnership	Arlington Heights, IL	2/1/2008	6	55.0%

Other Illinois Facilities
*Belleville Surgical Center, Ltd., an Illinois Limited Partnership	Belleville, IL	2/1/2008	4	98.3%
*Joliet Surgery Center Limited Partnership	Joliet, IL	11/1/2009	5	57.4%

Indiana

Indianapolis Facilities
Beltway Surgery Centers, L.L.C. — Glen Lehman Endoscopy Suite	Indianapolis, IN	2/15/2012	8	24.5%
Beltway Surgery Centers, L.L.C. (BSC-GI)	Indianapolis, IN	7/1/2011	8	24.5%
Beltway Surgery Centers, L.L.C. (BSC-MS)	Indianapolis, IN	7/1/2011	9	24.7%
Beltway Surgery Centers, L.L.C. — Indiana Hand to Shoulder Beltway Surgery Center	Indianapolis, IN	12/31/2012	4	24.7%
Eagle Highlands Surgery Center, LLC	Indianapolis, IN	7/1/2011	7	24.7%
Indiana Endoscopy Centers, LLC (Avon)	Avon, IN	7/1/2011	4	25.0%
Indiana Endoscopy Centers, LLC (Downtown)	Indianapolis, IN	7/1/2011	4	25.0%
Indiana Endoscopy Centers, LLC (Fishers)	Fishers, IN	7/1/2011	3	25.0%
Indiana University Health Saxony Surgery Center LLC	Fishers, IN	3/5/2012	5	Managed-only
ROC Surgery LLC	Indianapolis, IN	7/1/2011	6	29.0%
Senate Street Surgery Center, LLC	Indianapolis, IN	7/1/2011	10	27.4%

Other Indiana Facility
Ball Outpatient Surgery Center, LLC	Muncie, IN	7/1/2011	7	27.6%

Kansas
KU Medwest Surgery Center, LLC	Shawnee, KS	6/1/2013	4	Managed-only
Lawrence Surgery Center, LLC	Lawrence, KS	6/1/2013	4	Managed-only

Kentucky
Lexington Surgery Center, Ltd.	Lexington, KY	6/29/2007	12	35.0%
Louisville S.C., Ltd.	Louisville, KY	6/29/2007	5	26.1%
Owensboro Ambulatory Surgical Facility, Ltd.	Owensboro, KY	6/29/2007	8	30.7%
Premier Surgery Center of Louisville, L.P.	Louisville, KY	6/29/2007	8	25.0%
*Somerset Surgery Center, Limited Partnership	Somerset, KY	6/29/2007	3	72.0%

Louisiana
*B.R.A.S.S. Partnership in Commendam	Baton Rouge, LA	6/29/2007	5	56.4%

Maryland
*Montgomery Surgery Center Limited Partnership	Rockville, MD	6/29/2007	4	68.0%
Suburban Outpatient Surgery Center, LLC	Bethesda, MD	7/1/2011	5	Managed-only
*The Surgery Center of Easton, L.P.	Easton, MD	6/29/2007	2	67.0%

Minnesota
HealthEast Surgery Center — Maplewood, LLC	Maplewood, MN	6/1/2013	4	10.0%
*St. Cloud Outpatient Surgery, Ltd., a Minnesota Limited Partnership	St. Cloud, MN	6/29/2007	11	20.0%
*Surgicare of Minneapolis, Ltd., a Minnesota Limited Partnership	Edina, MN	6/29/2007	3	59.5%

Facility	Location	Date of Acquisition or Affiliation(1)	Capacity(2)	Our Beneficial Ownership Percentage(3)
Missouri
South County Surgical Center, LLC	St. Louis, MO	5/1/2009	4	28.8%

Mississippi
*Mississippi Surgical Center Limited Partnership	Jackson, MS	7/1/2010	12	51.0%
*Surgicare of Jackson, Ltd., a Mississippi Limited Partnership	Jackson, MS	6/29/2007	6	40.0%
Montana
*Northern Rockies Surgery Center, L.P.	Billings, MT	6/29/2007	4	59.3%

Nebraska
Bergan Mercy Surgery Center, LLC	Omaha, NE	6/1/2013	5	4.6%
Lakeside Ambulatory Surgical Center, LLC	Omaha, NE	6/1/2013	5	Managed-only
Nebraska Spine Hospital, LLC	Omaha, NE	6/1/2013	41	5.0%

Nevada
*The Surgical Center at Tenaya, L.P.	Las Vegas, NV	6/29/2007	5	20.0%

New Jersey
Memorial Ambulatory Surgery Center, LLC	Mt. Holly, NJ	6/1/2013	5	Managed-only
South Jersey Musculoskeletal Institute, LLC	Sewell, NJ	6/1/2013	5	Managed-only
Summit Surgical Center LLC	Voorhees, NJ	6/1/2013	10	Managed-only
*Surgical Center of South Jersey Limited Partnership	Mount Laurel, NJ	6/29/2007	6	93.1%
Vantage Surgical Center Associates, LLC	Medford, NJ	6/1/2013	4	Managed-only
Ambulatory Surgery Center at Virtua Washington Township LLC	Sewell, NJ	6/1/2013	2	Managed-only

North Carolina
*Blue Ridge Day Surgery Center, L.P.	Raleigh, NC	6/29/2007	7	47.1%
*Charlotte Surgery Center, Limited Partnership	Charlotte, NC	6/29/2007	7	42.0%
*Fayetteville Ambulatory Surgery Center, L.P.	Fayetteville, NC	6/29/2007	14	46.2%
Greensboro Specialty Surgery Center, LLC	Greensboro, NC	6/29/2007	5	24.5%
*Surgical Center of Greensboro, LLC	Greensboro, NC	6/29/2007	13	50.0%
*The Eye Surgery Center of the Carolinas, L.P.	Southern Pines, NC	6/29/2007	4	50.0%

Ohio
Endoscopy Center West, LLC	Cincinnati, OH	6/29/2007	2	20.0%
The Hand Center	Columbus, OH	6/1/2013	2	Managed-only
Middletown Surgery Center, LLC	Franklin, OH	6/1/2013	4	Managed-only
OhioHealth Sleep Services LLC	Multiple Locations, OH	6/1/2013	N/A	Managed-only	(4)
Polaris Surgery Center, LLC	Westerville, OH	6/1/2013	5	Managed-only
Samaritan North Surgery Center, Ltd.	Dayton, OH	6/1/2013	6	Managed-only
Upper Arlington Surgery Center, Ltd.	Columbus, OH	6/1/2013	7	Managed-only
Whitehall Surgery Center, Ltd.	Columbus, OH	6/1/2013	6	Managed-only

Oklahoma
*Surgical Hospital of Oklahoma, L.L.C.	Oklahoma City, OK	9/1/2009	19	60.0%
*Three Rivers Surgical Care, L.P.	Muskogee, OK	6/29/2007	5	40.5%

Oregon
*McKenzie Surgery Center, L.P.	Eugene, OR	6/29/2007	6	92.0%
*Salem Surgery Center, Ltd., an Oregon Limited Partnership	Salem, OR	6/29/2007	5	71.0%

Pennsylvania
*Grandview Surgery Center, LTD.	Camp Hill, PA	6/29/2007	6	20.0%
Lackawanna Physicians Ambulatory Surgery Center, LLC	Dickson City, PA	12/31/2012	5	34.7%
*Mt. Pleasant Surgery Center, L.P.	Mt. Pleasant, PA	6/29/2007	4	93.4%
*Paoli Surgery Center, L.P.	Paoli, PA	6/29/2007	5	39.6%

Rhode Island
*Blackstone Valley Surgicare Acquisition, L.P.	Johnston, RI	6/29/2007	7	93.0%
Wayland Square Surgicare Acquisition, L.P.	Providence, RI	8/1/2010	4	Managed-only

South Carolina
*Charleston Surgery Center Limited Partnership	North Charleston, SC	6/29/2007	6	59.4%

Facility	Location	Date of Acquisition or Affiliation(1)	Capacity(2)	Our Beneficial Ownership Percentage(3)
Tennessee
Memphis Surgery Center, LTD., L.P.	Memphis, TN	6/29/2007	5	37.5%
*SCA Nashville Surgery Center, L.L.C.	Nashville, TN	6/29/2007	6	60.0%
*Surgery Center of Clarksville, L.P.	Clarksville, TN	6/29/2007	6	75.6%

Texas

Dallas / Fort Worth Facilities
*Denton Surgery Center, LLC	Denton, TX	10/1/2012	5	34.4%	(5)
*Fort Worth Endoscopy Center (Southwest)	Fort Worth, TX	8/17/2007	3	51.0%
*Fort Worth Endoscopy Center	Fort Worth, TX	8/17/2007	4	51.0%
*Greenville Surgery Center, LLC	Dallas, TX	6/29/2007	5	39.8%	(5)
*Surgical Caregivers of Fort Worth, LLC	Fort Worth, TX	6/29/2007	9	25.4%	(5)
*Texas Health Craig Ranch Surgery Center, LLC	McKinney, TX	4/8/2013	6	32.3%	(5)

Other Texas Facilities
*Austin Center For Outpatient Surgery, L.P.	Austin, TX	6/29/2007	15	45.0%
*Corpus Christi Endoscopy Center, L.L.P.	Corpus Christi, TX	7/1/2011	5	19.5%
*Pasteur Plaza Surgery Center, L.P.	San Antonio, TX	6/29/2007	4	66.6%
*SCA Houston Hospital for Specialized Surgery, L.P.	Houston, TX	6/29/2007	15	50.0%
*Waco Surgical Center, Ltd.	Waco, TX	6/29/2007	6	94.4%

Utah
*Salt Lake Surgical Center, L.P.	Salt Lake City, UT	6/29/2007	7	91.3%

Wisconsin
Wausau Surgery Center, L.P.	Wausau, WI	6/29/2007	5	51.0%
*Wauwatosa Surgery Center, Limited Partnership	Wauwatosa, WI	6/29/2007	4	51.0%

Corporate Offices	Location
Corporate Headquarters	Deerfield, IL
Operations Center	Birmingham, AL

*	Indicates a consolidated facility. All other facilities are nonconsolidated, unless otherwise indicated that the facility is managed-only.
(1)	Facilities noted as acquired on June 29, 2007, August 17, 2007, August 22, 2007, February 1, 2008 and November 1, 2009 were all acquired as part of the purchase of our company in 2007 by TPG and certain co-investors. The facilities that are listed as acquired after June 2007 were carved out of the initial acquisition closing, and were acquired upon completion of certain post-closing matters.
(2)	Includes operating rooms and procedure rooms for ASCs, and operating rooms, procedure rooms and beds for surgical hospitals.
(3)	Many of our facilities are held through one or more intermediate holding companies. These intermediate holding companies are typically structured to be owned jointly with our partners, resulting in partial ownership of the intermediate holding company by us. The intermediate holding company itself typically only owns a portion of the facility, with the remaining portion owned by others, including our physician partners. Our beneficial ownership percentage presented in the table above represents our percentage of ownership in the facility as calculated by multiplying our percentage of ownership in the intermediate holding company by the intermediate holding company’s percentage of ownership in the facility.
(4)	Represents one facility with eleven locations.
(5)	We do not currently hold an equity ownership interest in this facility, rather we hold a promissory note that is convertible into equity. The percentage represents what our beneficial ownership percentage will be upon conversion of the promissory note. As this promissory note provides us with the power to direct the activities that most significantly impact the economic performance of this entity, we consolidate this facility into our financial results as it meets the requirements to be a variable interest entity. See Note 3 “Summary of Significant Accounting Policies — Variable Interest Entities” of our consolidated financial statements included elsewhere in this prospectus for further discussion.

We lease the majority of the facilities where our surgery center and surgical hospitals conduct their operations from third parties. The terms of these leases generally range in length from five years up to 15 years and many of our leases contain options to extend the lease period, in some cases for up to an additional 15 years. In many cases, these leases are currently in the extension period. Various facility leases include provisions for rent escalation to recognize increased operating costs or require us to pay certain maintenance and utility costs. Certain leases contain annual escalation clauses based on changes in the Consumer Price Index while others have fixed escalation terms. In addition, in the normal course of operations, several of our leases will be set to expire during any calendar year, and as of June 30, 2013, leases for 59 of our facilities are set to expire during the next three years. We do not expect difficulties in locating comparable facilities should we choose not to, or be otherwise unable to, extend one or more of our existing leases. Our leases do not typically provide for early termination rights in the absence of a tenant default.

Our corporate headquarters is located in Deerfield, Illinois at 520 Lake Cook Road, Suite 250, where we currently lease approximately 6,151 square feet of space. This lease expires in March 2017. In addition, certain of our corporate operational functions are located in Birmingham, Alabama at 3000 Riverchase Galleria, Suite 500, where we currently lease approximately 40,390 square feet of space. This lease expires in March 2015.

Acquisitions and Strategic Relationships

We pursue our growth strategy in the ASC and surgical hospital markets by making selective acquisitions of existing surgical facilities and groups of facilities. We actively seek opportunities where there are identifiable profit growth opportunities based on location, market dynamics and case mix, and where we can partner with committed physicians who are motivated to improve their facilities.

Our growth strategy includes entering into strategic relationships with hospitals and health systems. We believe that our core competencies in developing and operating outpatient surgery facilities are of value to major health systems attempting to retain their share of the outpatient surgery market. We also believe we offer hospitals and health systems an attractive alternative for expansion in ways that conserve capital, create investment vehicles for existing medical staff and provide a low-risk entry into new markets.

Marketing

Our sales and marketing efforts are directed primarily at physicians, who are principally responsible for referring patients to our facilities. We market our facilities to physicians by emphasizing (1) the high level of patient satisfaction with our surgery centers, which is based on patient surveys we take concerning our affiliated facilities, (2) the quality and responsiveness of our services and (3) the practice efficiencies provided by our facilities. In those U.S. markets in which we have partnered with a healthcare system, we coordinate the marketing effort with the healthcare system and generally benefit from this strategy. We also directly negotiate agreements with third party payors, which generally focus on the pricing, number of facilities in the market and affiliation with physician groups in a particular market.

Competition

In each of our markets we face competition from other providers of ambulatory surgical care in developing ASC and surgical hospital joint ventures, acquiring existing facilities, attracting patients and negotiating commercial payor contract pricing. We believe we are the third largest ASC operator in the United States, based on the number of ASCs and surgical hospitals operated. United Surgical Partners, Inc., AmSurg Corp., HCA Healthcare Corporation, Symbion, Inc. and Surgery Center Partners are the largest national ASC operators. However, due to industry fragmentation, we commonly compete for business with hospitals partnering with physicians or with local physician groups who develop independent ASCs without a corporate partner, including those who use consultants to perform management services for a fee without an ongoing equity interest. We believe we compete effectively because of our size, quality of our management services, experience and reputation for providing quality care.

We often compete with other healthcare providers that provide outpatient procedures. In particular, we compete with the outpatient departments of acute care hospitals, which often perform the same procedures as we do in our freestanding facilities. We believe that, in comparison to acute care hospitals, our surgery centers and surgical hospitals compete favorably on the basis of cost, quality, efficiency and responsiveness to physician needs in a more comfortable and convenient environment for the patient. To a lesser, but growing, extent we also face competition from physicians performing less complex outpatient procedures, such as pain management and certain gastrointestinal procedures, in their own offices.

Teammates

As of June 30, 2013, we employed approximately 4,150 full-time equivalent teammates, working in all of our affiliated facilities. While each facility varies depending on its size, case volume and case types, we employ an average of approximately 26 full-time equivalent teammates at our ASCs, and an average of approximately 70 full-time equivalent teammates at our surgical hospitals. While we provide “full-time equivalent” information, a number of our teammates work on flexible schedules rather than full-time, which increases our staffing efficiency. As a result, these teammates also do not participate in our benefits structure, which we believe reduces the relative cost of our benefits plans to us.

With the exception of one anesthesiologist, we do not employ the physicians who affiliate with us and use our affiliated facilities. However, we generally offer certain physicians the opportunity to purchase equity interests in the facilities they use. None of our teammates is represented by a collective bargaining agreement.

Regulatory Compliance Program

It is our policy to conduct our business with integrity and compliance with the law. We have in place and continue to enhance a company-wide compliance program that focuses on all areas of regulatory compliance including billing, reimbursement, cost reporting practices and contractual arrangements with referral sources.

This regulatory compliance program is intended to help ensure that high standards of conduct are maintained in the operation of our business and that policies and procedures are implemented so that teammates act in full compliance with all applicable laws, regulations and company policies. Under the regulatory compliance program, every teammate and certain contractors involved in patient care and coding and billing receive initial and periodic legal compliance and ethics training. In addition, we regularly monitor our ongoing compliance efforts and develop and implement policies and procedures designed to foster compliance with the law. The program also includes a mechanism for teammates to report, without fear of retaliation, any suspected legal or ethical violations to their supervisors, designated compliance officers in our facilities, our compliance hotline or directly to our compliance officer. We believe our compliance program is consistent with standard industry practices. However, we cannot provide any assurances that our compliance program will detect all violations of law or protect against qui tam suits or government enforcement actions.

Legal Proceedings

We are involved from time to time in legal and regulatory proceedings concerning matters that arise in the ordinary course of our business. An adverse result in governmental investigations, private lawsuits or other legal proceeding could have a material adverse effect on our financial position. In addition, we are currently the subject of a lawsuit in the Twelfth Judicial Circuit Court, Will County, Illinois, which was filed on February 8, 2010, by a former physician partner alleging that certain provisions in his partnership agreement with us violate the federal anti-kickback safe harbors and public policy. The former physician partner seeks reinstatement to the partnership and payment of all distributions which he would have received had he not been removed from the partnership. During discovery, the plaintiff has also claimed damages against the partnership relating to his inability to practice medicine at the partnership’s surgery center since he was removed from the partnership. This case is currently set for trial during the week of February 24, 2014. We cannot predict the outcome of this case or any other proceeding against us, and we intend to vigorously defend against the claims raised. However, the adverse outcome of this lawsuit and its potential indirect impact on our business model could have a material adverse effect on our financial position.

Government Regulation

The healthcare industry is subject to extensive regulation by federal, state and local governments. Government regulation affects our business by controlling growth, requiring licensing or certification of facilities, regulating how facilities are used and controlling payment for services provided. Our ability to conduct our business and to operate profitably will depend in part upon obtaining and maintaining all necessary licenses, certificates of need and other approvals, and complying with applicable healthcare laws and regulations. See “Risk Factors — Risks Related To Healthcare Regulation.”

Licensure, Certificate of Need and Change of Ownership Regulations

Capital expenditures for the construction of new facilities, the addition of capacity or the acquisition, relocation, change of ownership or change of control of existing facilities may be reviewable by state regulators under certificate of need (“CON”) laws. A certificate of need is a permit issued by a state health planning authority evidencing the authority’s opinion that a proposed facility or expansion is consistent with the need for the services to be offered by the facility. States with CON laws often place limits on the number of facilities or operating rooms in a region, or restrict providers’ ability to build, relocate, expand or change the ownership control of healthcare facilities and services. In some states, approvals are required for capital expenditures exceeding certain specified amounts or involving certain facilities or services, including ASCs and surgical hospitals. As of June 30, 2013, we operated in 16 states with CON laws, and in two such states we were exempt from the CON laws.

Our facilities are also subject to state and local licensing requirements ranging from the quality of care to compliance with building codes and environmental protection laws. Governmental and other authorities periodically inspect our facilities to assure continued compliance with these regulations. Failure to comply with these regulations could result in the suspension or revocation of a facility’s license or other penalties.

In addition, as of June 30, 2013, 162 of our 167 ASCs and all five of our surgical hospitals were accredited by either The Joint Commission or the AAAHC, the two major national organizations that establish standards relating to the physical plant, administration, quality of patient care and operation of medical staffs of various types of healthcare facilities. Our five remaining ASCs that were not accredited as of June 30, 2013 plan to apply for accreditation by year-end. These accredited facilities are subject to periodic surveys by the accrediting body to ensure that they are in compliance with the applicable standards. Generally, our healthcare facilities must be in operation for at least six months before they are eligible for accreditation. Many commercial payors require our facilities to be accredited in order to be a participating provider under their health plans.

Medicare and Medicaid Programs

Medicare is a federally funded and administered health insurance program, primarily for individuals entitled to social security benefits who are age sixty-five years or older or who are disabled. Medicare prospectively determines fixed payment amounts for procedures performed at ASCs. These amounts are adjusted for regional wage variations. For the years-ended December 31, 2012, 2011 and 2010, approximately 21%, 20% and 20%, respectively, of our net patient revenues were attributable to Medicare payments. For the six-months ended June 30, 2013 and 2012, approximately 22% and 21%, respectively, of our net patient revenues were attributable to Medicare payments.

To participate in the Medicare program and receive Medicare payments, our facilities must comply with regulations promulgated by CMS. Among other things, these regulations, known as “conditions for coverage” for ASCs and “conditions of participation” for hospitals, set forth requirements relating to the facility’s equipment, personnel, policies, standards of medical care and compliance with state and local laws and regulations. All of our ASCs and surgical hospitals are certified in the Medicare program and are subject to on-site, unannounced surveys by state survey agencies working on behalf of CMS. The frequency of on-site ASC surveys by state survey agencies has increased in recent years. Failure to comply with Medicare’s conditions for coverage and conditions of participation may result in loss of payment or other governmental sanctions, including termination of participation in the Medicare program. We have established ongoing quality assurance activities to monitor our facilities’ compliance with these conditions.

Medicaid is a health insurance program jointly funded by state and federal governments that provides medical assistance to qualifying low-income persons. Each state Medicaid program has the option to provide payment for ASC services. All of the states in which we currently operate provide Medicaid coverage for some ASC services; however, these states may elect to discontinue covering services, and states into which we expand our operations may not cover or continue to cover surgery center services. Medicaid programs pay us a fixed payment for our services, and the amounts paid vary state to state. For the years-ended December 31, 2012, 2011 and 2010, approximately 4%, 3% and 4%, respectively, of our net patient revenues were attributable to Medicaid payments. For the six-months ended June 30, 2013 and 2012, approximately 3% and 4%, respectively, of our net patient revenues were attributable to Medicaid payments.

Health Reform Initiatives

There have been numerous legislative and regulatory initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services. On March 23, 2010, the PPACA was signed into law. As part of healthcare reform legislation, the Reconciliation Act was signed into law on March 30, 2010, making some limited but important changes to the PPACA. The Health Reform Law included a number of provisions specific to our facilities as described below.

The Health Reform Law represents significant change to the healthcare industry. The Health Reform Law includes provisions designed to change how healthcare services are covered, delivered and reimbursed through, among other things, expanded coverage of uninsured individuals, reduced growth in Medicare program spending and the establishment of programs where reimbursement is tied to quality. The Health Reform Law also reforms certain aspects of health insurance, expands existing efforts to tie Medicare and Medicaid payments to performance and quality, and contains provisions intended to strengthen fraud and abuse enforcement. On June 28, 2012, the United States Supreme Court upheld the constitutionality of key provisions of the Health Reform Law but struck down provisions that would have allowed HHS to penalize states that do not implement the Medicaid expansion provisions of the law with the loss of existing federal Medicaid funding. As a result, some states may choose not to implement the Medicaid expansion, and fewer individuals will be covered by a state Medicaid program than would have been covered had the Supreme Court upheld the Health Reform Law in its entirety.

The Health Reform Law includes a number of reforms that will directly affect our facilities, including without limitation the reforms summarized below.

The Health Reform Law includes a provision requiring CMS to apply a negative productivity adjustment to the indexes used to update Medicare payment rates on an annual basis. The productivity adjustment is to equal the 10-year moving average of changes in the annual economy-wide private non-farm business multi-factor productivity measure, as reported by the Bureau of Labor Statistics and updated in the spring of each year. Hospital and ASC services were subject to this productivity adjustment starting in calendar year 2011. As a result, the rate of increase in reimbursement was less in calendar year 2011 than it would have been in the absence of the productivity adjustment. For example, ASCs would have seen an increase of 1.5%, but as a result of the -1.3% productivity adjustment mandated by the Health Reform Law, the increase was only 0.2%. Thus, the practical impact of the productivity adjustment for ASCs and hospitals is to reduce the amount of annual rate increases from Medicare, potentially to an amount below zero (that is, the index-based increase may be outweighed by the productivity adjustment and as a result reimbursement rates would decline). For our surgical hospitals, there is an additional downward adjustment for each of the following federal fiscal years as follows: 0.1% in 2013; 0.3% in 2014; 0.2% in 2015 and 2016 and 0.75% in 2017, 2018 and 2019.

Additionally, pursuant to the Health Reform Law, HHS submitted a report to Congress in 2011 outlining HHS’s plan to implement a value-based purchasing program for ASCs. While the report describes efforts to improve quality and payment efficiency in ASCs and examines the steps required to design and implement an ASC value-based purchasing program, Congress has not yet authorized CMS to implement such a program.

The Health Reform Law established a new Independent Payment Advisory Board, which, if a Medicare per capita target growth rate is exceeded, will develop and submit proposals for a Medicare spending reduction to the President and Congress beginning in 2014 for implementation in 2015. This Board would have the authority to reduce Medicare payments to certain providers, including ASCs. In addition, the Board is precluded from submitting proposals that reduce Medicare payments prior to December 31, 2019 for providers scheduled to receive a reduction in their payment updates as a result of the Medicare productivity adjustment, which currently includes our facilities.

Based on the Congressional Budget Office’s February 2013 projection, the Health Reform Law will expand insurance coverage to approximately 27 million individuals currently lacking health insurance by 2022.

However, on July 2, 2013, the U.S. Department of Treasury announced that it will delay for one year the mandatory employer and insurer reporting requirements under the Health Reform Law currently scheduled to be effective January 1, 2014. Further, the U.S. Department of Treasury announced on that date that it will delay the implementation of “shared responsibility payments” under the Health Reform Law, which are sometimes referred to as the “play-or-pay penalties.” These delays may reduce the number of individuals to whom coverage will be expanded by 2022 to a number below the projected number.

The extent to which this expanded coverage and associated reimbursement may or may not offset other impacts of the Health Reform Law on our results is not clear at this time. We believe healthcare reform initiatives will continue to develop during the foreseeable future. If adopted, some aspects of previously proposed reforms, such as further reductions in Medicare or Medicaid payments, or additional prohibitions on physicians’ financial relationships with facilities to which they refer patients, could adversely affect us in a material way.

Federal Anti-Kickback Statute

State and federal laws regulate relationships among providers of healthcare services, including employment or service contracts and investment relationships. These restrictions include a federal criminal law, referred to as the Anti-Kickback Statute, which prohibits knowingly and willfully offering, paying, soliciting or receiving any form of remuneration in return for:

•	referring patients for services or items payable under a federal healthcare program, including Medicare or Medicaid, or

•	purchasing, leasing, ordering, or arranging for or recommending purchasing, leasing or ordering, any good, facility, service or item for which payment may be made in whole or in part by a federal healthcare program.

Violations of the Anti-Kickback Statute may be punished by a criminal fine of up to $25,000 for each violation or imprisonment, civil money penalties of up to $50,000 per violation and damages of up to three times the total amount of the remuneration and/or exclusion from participation in federal healthcare programs, including Medicare and Medicaid. The Health Reform Law provides that submission of a claim for services or items generated in violation of the Anti-Kickback Statute constitutes a false or fraudulent claim and may be subject to additional penalties under the FCA.

The Anti-Kickback Statute is broad in scope and the applicability of its provisions to many business transactions in the healthcare industry has not yet been subject to judicial or regulatory interpretation. The method by which investors are selected and bought out, the pricing of the issuance and redemption of partnership or LLC units to or from referring physicians and all of our other financial dealings with physicians are subject to regulation by the Anti-Kickback Statute. Courts have found a violation of the Anti-Kickback Statute if just one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. Furthermore, the Health Reform Law provides that knowledge of the law or intent to violate the law is not required to establish a violation of the Anti-Kickback Statute.

The Federal government pays particular attention to joint ventures and other transactions among healthcare providers, particularly joint ventures involving physicians and other referral sources. In 1989, OIG published a fraud alert that outlined questionable features of “suspect” joint ventures, and the OIG has continued to refer to those fraud alerts in later pronouncements. The OIG has also published regulations containing numerous “safe harbors” that exempt some practices from enforcement under the Anti-Kickback Statute. These safe harbor regulations, if fully complied with, assure participants in particular types of arrangements that the OIG will not treat their participation as a violation of the Anti-Kickback Statute. The safe harbor regulations do not expand the scope of activities that the Anti-Kickback Statute prohibits, nor do they provide that failure to satisfy the terms of a safe harbor constitutes a violation of the Anti-Kickback Statute. The OIG has, however, indicated that failure to satisfy the terms of a safe harbor may subject an arrangement to increased scrutiny.

On November 19, 1999, the OIG promulgated a safe harbor applicable to ASCs. The ASC safe harbor generally protects ownership or investment interests in a center by physicians who are in a position to refer patients directly to the center and perform procedures at the center on referred patients, if certain conditions are met. More specifically, the ASC safe harbor protects any payment that is a return on an ownership or investment interest to an investor if certain standards are met in one of four categories of ASCs: (1) physician-owned surgery centers, (2) single-specialty surgery centers, (3) multi-specialty surgery centers and (4) hospital/physician surgery centers.

For “multi-specialty” surgery centers, the following standards, among others, apply:

(1) all of the investors must either be physicians who are in a position to refer patients directly to the center and perform procedures on the referred patients, group practices composed exclusively of those physicians or investors who are not employed by the entity or by any of its investors are not in a position to provide items or services to the entity or any of its investors, and are not in a position to make or influence referrals directly or indirectly to the entity or any of its investors;

(2) at least one-third of each physician investor’s medical practice income from all sources for the previous fiscal year or twelve-month period must be derived from performing outpatient procedures that require a surgery center or private specialty hospital setting in accordance with Medicare reimbursement rules;

(3) at least one-third of the Medicare-eligible outpatient surgery procedures performed by each physician investor for the previous fiscal year or previous twelve-month period must be performed at the surgery center in which the investment is made; and

(4) no ownership interests may be held by a non-physician or non-hospital investor if that investor is (a) employed by the center or another investor, (b) in a position to provide items or services to the center or any of its other investors or (c) in a position to make or influence referrals directly or indirectly to the center or any of its investors.

For our surgery centers that are considered “physician-owned surgery centers” and “single-specialty surgery centers,” the third standard listed above is not applicable. For our facilities that are considered “hospital/physician surgery centers,” the safe harbor includes standards prohibiting the hospital investor and the center from sharing space and equipment except in certain instances, prohibiting the hospital investor from including costs associated with the center on the hospital’s cost report and prohibiting the hospital from being in a position to make or influence referral to the center or to any other investor in the center.

Entities that own facilities which provide services under the Medicare and Medicaid programs, and their respective physician partners and members, are subject to the Anti-Kickback Statute. In cases where one of our subsidiaries is an investor in the partnership or LLC that owns the facility, and we or our subsidiary provides management and other services to the facility, our arrangements with physician investors do not meet all of the specific terms of the ASC safe harbor or any other safe harbor. See “Risk Factors — Risks Related to Healthcare Regulation — Our surgical facilities do not satisfy the requirements for any of the safe harbors under the Anti-Kickback Statute. If we fail to comply with the Anti-Kickback Statute, we could be subject to criminal and civil penalties, loss of licenses and exclusion from governmental programs, which may result in a substantial loss of revenues.”

However, we believe that our operations do not violate the Anti-Kickback Statute. Moreover, we strive to ensure that our management services and lease agreements with facilities are consistent with our standards for documented fair market value for services and space provided to or received from the facilities or the physician partners at the facilities.

Federal Physician Self-Referral Law

The Stark Law prohibits any physician from referring patients to any entity for the furnishing of certain “designated health services” otherwise payable by Medicare or Medicaid, if the physician or an immediate family member has a financial relationship with the entity, unless an exception applies. The Stark Law also prohibits entities that provide designated health services otherwise payable by Medicare or Medicaid from billing the Medicare and Medicaid programs for any items or services that result from a prohibited referral and requires the entities to refund amounts received for items or services provided pursuant to the prohibited referral. As defined by the Stark Law, the term “financial relationship” includes both ownership (or investment) interests and compensation arrangements. Unlike safe harbors under the Anti-Kickback Statute with which compliance is voluntary, a financial relationship must comply with every requirement of a Stark Law exception in order to not violate the Stark Law. Persons who violate the Stark Law are subject to potential civil money penalties of up to $15,000 for each bill or claim submitted in violation of the Stark Law and up to $100,000 for each “circumvention scheme” they are found to have entered into, and potential exclusion from the Medicare and Medicaid programs. In addition, the Stark Law requires the denial (or refund, as the case may be) of any Medicare and Medicaid payments received for designated health services that result from a prohibited referral.

CMS has promulgated regulations to implement the Stark Law. Under these regulations, services provided by an ASC that would otherwise constitute “designated health services” are excluded from the definition of that term if the services are reimbursed by Medicare as part of the ASC’s composite payment rate. All services provided by our ASCs that would otherwise constitute designated health services are reimbursed by Medicare as part of the composite payment rate and are thus excepted from the Stark Law, with the exception of implants. The Stark Law provides for a special exception for implants, such as intraocular lenses and artificial joints, furnished in ASCs as long as certain regulatory requirements are met. These requirements provide that the implant must be implanted by the referring physician or a member of his or her group practice, that the implant be implanted during a surgical procedure reimbursed as an ASC procedure by Medicare, that the arrangement for the furnishing of the implant not violate the Anti-Kickback Statute and that the billing for the implant be conducted legally. We believe the operations of our ASCs comply with these requirements and, consequently, that the Stark Law generally does not apply to services provided by our ASCs. See “Risk Factors—Risks Related to Healthcare Regulation—If we fail to comply with physician self-referral laws as they are currently interpreted or may be interpreted in the future, or if other legislative restrictions are issued, we could incur substantial monetary penalties and a significant loss of revenues.”

As of June 30, 2013, five of our facilities are surgical hospitals. The Stark Law includes an exception that permits physicians to refer Medicare and Medicaid patients to hospitals in which they have an ownership interest if certain requirements are met. Federal legislation enacted in 2010 dramatically curtailed this exception and prohibits physician ownership in hospitals that did not have a Medicare provider agreement by December 31, 2010. This prohibition does not apply to our five surgical hospitals, each of which had a Medicare provider agreement prior to December 31, 2010 and are therefore able to continue operating with their existing ownership structure in compliance with the applicable exception. However, the law prohibits “grandfathered” hospitals from increasing the percentage of physician ownership, and the law limits to a certain extent their ability to grow because it prohibits such hospitals from increasing the aggregate number of inpatient beds, operating rooms and procedure rooms. In addition, the new law required all our surgical hospitals with physician owners to adopt certain measures addressing potential conflicts of interest, ensuring that physician investments are bona fide and relating to patient safety. We believe our facilities are in compliance with such requirements, but even the assertion of a violation of the Stark Law could have a material adverse effect upon us.

False and Other Improper Claims

The Federal government is authorized to impose criminal, civil and administrative penalties on any person or entity that files a false claim for payment from the Medicare or Medicaid programs. False claims filed with private insurers can also lead to criminal and civil penalties. While the criminal statutes are generally reserved for instances of fraudulent intent, the government applies criminal, civil and administrative penalty statutes to a range of circumstances, including coding errors, billing for services not provided, submitting false cost reports and submitting claims resulting from arrangements prohibited by the Stark Law or the Anti-Kickback Statute.

Over the past decade or more, the government has accused an increasing number of healthcare providers of violating the FCA, which prohibits a person from knowingly presenting, or causing to be presented, a false or fraudulent claim to the United States. The statute defines “knowingly” to include not only actual knowledge of a claim’s falsity, but also reckless disregard for or intentional ignorance of the truth or falsity of a claim. Violations of the FCA can result in awards of treble damages and significant per claim penalties.

Also, under the “qui tam” provisions of the FCA, private parties (“relators” or “whistleblowers”) may bring actions against providers on behalf of the Federal government. Such private parties are entitled to share in any amounts recovered by the government through trial or settlement. Qui tam cases are sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the Federal government and the presiding court.

Both direct enforcement activity by the government and whistleblower lawsuits under the FCA have increased significantly in recent years and have increased the risk of healthcare companies like us having to defend a false claims action, repay claims paid by the government, pay fines or be excluded from the Medicare and Medicaid programs. In addition, under the Health Reform Law, if we receive an overpayment, we must report and refund the overpayments before the later of 60 days after the overpayment was identified or the date any corresponding cost report is due, if applicable. Any overpayment that is retained after this deadline is considered an obligation subject to an action under the FCA.

Although we believe that our operations materially comply with both federal and state laws, they may nevertheless be the subject of a whistleblower lawsuit, or may otherwise be challenged or scrutinized by governmental authorities. See “Risk Factors — Risks Related to Healthcare Regulation — Companies within the healthcare industry continue to be the subject of federal and state audits and investigations, and we may be subject to such audits and investigations, including actions for false and other improper claims.”

State Anti-Kickback, Physician Self-Referral and False Claims Laws

Many states, including those in which we do business, have laws that prohibit payment of kickbacks or other remuneration in return for the referral of patients. Some of these laws apply only to services reimbursable under state Medicaid programs. In most states, these laws have not been subjected to significant judicial and regulatory interpretation. Noncompliance with these laws could subject us to penalties and sanctions and have a material adverse effect on us. We believe that our operations are in material compliance with the physician self-referral laws of the states in which our facilities are located.

A number of states, including some of those in which we do business, have their own laws prohibiting the submission of false claims. These laws may be modeled on the FCA and contain qui tam provisions. Some state false claims acts can involve broader liability in terms of the costs that losing defendants must pay or the types of claims that are subject to the act.

Healthcare Industry Investigations and Audits

Both federal and state government agencies have increased their civil and criminal enforcement efforts in the healthcare industry and the Health Reform Law includes additional federal funding of $350 million to fight healthcare fraud, waste and abuse. Investigations by government agencies have addressed a wide variety of issues, including billing practices and financial arrangements with referral sources. In addition, the OIG and the DOJ have, from time to time, established national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. An investigation of our facilities could result in significant liabilities and penalties, as well as adverse publicity.

In addition, government agencies and their agents may conduct audits of the operations of our facilities. Under the RAC program, CMS contracts with RACs on a contingency basis to conduct post-payment reviews to detect and correct improper Medicare payments. The Health Reform Law expanded the scope of the RAC program to include Medicaid claims by requiring all states to enter into contracts with RACs to audit payments to Medicaid providers. In addition to RACs, other contractors, such as Medicare Administrative Contractors and Medicaid Integrity Contractors, perform payment audits to identify and correct improper payments.

Health Information Privacy and Security Practices

HIPAA contains provisions that require covered entities, including most healthcare providers, to employ systems and procedures designed to protect individually identifiable health information, known as “protected health information.” Pursuant to HIPAA, HHS has promulgated privacy and security regulations that extensively regulate the use and disclosure of protected health information and require covered entities to implement administrative, physical and technical safeguards to protect the security of such information. ARRA contains provisions that broaden the scope of the HIPAA privacy and security regulations and strengthen HIPAA’s enforcement provisions. As covered entities under HIPAA, both we and our facilities are required to comply with rules governing the use and disclosure of protected health information and to impose those rules, by contract, on any business associate to which such information is disclosed. In other relationships, such as when we provide management or consulting services to another covered entity, we are subject to the rules applicable under HIPAA and ARRA to business associates. Pursuant to a rule issued to implement ARRA, business associates and their subcontractors are subject to direct liability under the HIPAA privacy and security regulations. In addition, a covered entity may be subject to penalties as a result of its business associate violating the HIPAA privacy and regulations if the business associate is found to be an agent of the covered entity.

As required by ARRA, covered entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay and in no case later than 60 days after the discovery of the breach by the covered entity or its agents. Notification must also be made to HHS and, in certain situations involving large breaches, to the media. HHS is required to publish on its website a list of all covered entities that report a breach involving more than 500 individuals. Pursuant to a rule issued to implement ARRA, HHS has created a presumption that all non-permitted uses or disclosures of unsecured protected health information are breaches unless the covered entity or business associate establishes that there is a low probability the information has been compromised. Various state laws and regulations may also require us to notify affected individuals in the event of a data breach involving individually identifiable information.

Violations of the HIPAA privacy and security regulations may result in civil and criminal penalties. ARRA increased the amount of civil penalties for HIPAA violations, with penalties now ranging up to $50,000 per violation and a maximum civil penalty of $1.5 million in a calendar year for violations of the same requirement. In addition, ARRA authorizes state attorneys general to bring civil actions seeking either injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents.

States may impose more protective privacy and security laws, and both state and federal laws are subject to modification or enhancement of privacy and security protection at any time. Our facilities will continue to remain subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These statutes vary and could impose additional requirements on us and more severe penalties for breaches of privacy.

HIPAA Transactions and Code Sets Standards

HIPAA and its implementing regulations establish electronic data transmission standards that all healthcare providers must use for certain electronic healthcare transactions, such as submitting claims for payment for medical services. The Health Reform Law requires the adoption of standards for additional electronic transactions and provides for the creation of operating rules to promote uniformity in the implementation of each standardized electronic transaction. Under HIPAA, HHS has also published a final rule requiring the use or updated standard code sets for certain diagnoses and procedures known as ICD-10 code sets. Use of the ICD-10 code sets is required beginning October 1, 2014. It is possible that our facilities could experience disruptions or delays in payment due to the implementation of new electronic data transmission standards and the transition to ICD-10 code sets.

Federal Emergency Medical Treatment and Active Labor Act

The federal Emergency Medical Treatment and Active Labor Act (“EMTALA”) applies to our five surgical hospitals. EMTALA requires hospitals participating in the Medicare program, including those without emergency rooms, to evaluate individuals who present with emergencies, provide initial stabilizing treatment and refer or transfer patients where appropriate. Possible liability for a violation of EMTALA includes a civil action by the patient as well as civil monetary penalties and exclusion from participation in the Medicare program.

Antitrust Laws

The federal government and most states have enacted antitrust laws that prohibit certain types of conduct deemed to be anti-competitive. These laws prohibit price fixing, concerted refusal to deal, market monopolization, price discrimination, tying arrangements, acquisitions of competitors and other practices that have, or may have, an adverse effect on competition. Violations of federal or state antitrust laws can result in various sanctions, including criminal and civil penalties. Antitrust enforcement in the healthcare industry is currently a priority of the FTC.

Some of our operating activities are subject to regulation by the antitrust laws. For example, the exchange of pricing information in connection with the creation of a joint venture or an acquisition, the formation of joint ventures with large health systems and the negotiation of our commercial payor contracts by our health system partners are all regulated by the antitrust laws. We undertake to conduct all of our business operations in compliance with these laws. The DOJ and the FTC, the two agencies charged with enforcing the federal antitrust laws, have promulgated a series of “Statements Antitrust Enforcement Policy in Health Care.” These statements provide a series of “safety zones.” A “safety zone” describes conduct that the FTC and the DOJ will not challenge under the antitrust laws, absent extraordinary circumstances. Our activities do not necessarily fall within any of these safety zones. Nevertheless, we believe that our operations are in compliance with the antitrust laws, but courts or regulatory authorities may reach a contrary conclusion, and such a conclusion could adversely affect our operations.

Utilization Review

Federal law contains numerous provisions designed to ensure that services rendered by hospitals to Medicare and Medicaid patients meet professionally recognized standards and are medically necessary and that claims for reimbursement are properly filed. These provisions include a requirement that a sampling of admission of Medicare and Medicaid patients must be reviewed by quality improvement organizations, which review the appropriateness of Medicare and Medicaid patient admissions and discharges, the quality of care provided, the validity of diagnosis related group classifications and the appropriateness of cases of extraordinary length of stay or cost. Quality improvement organizations may deny payment for services provided or assess fines and also have the authority to recommend to HHS that a provider which is in substantial noncompliance with the standards of the quality improvement organization be excluded from participation in the Medicare program.

Reimbursement

Medicare — Ambulatory Surgical Centers

Medicare establishes reimbursement methodologies for various types of healthcare facilities and services. These methodologies have historically been subject to periodic revisions that can have a substantial impact on existing healthcare providers. In accordance with authorization from Congress, CMS makes annual upward or downward adjustments to Medicare payment rates in most areas. These adjustments can result in decreases in actual dollars per procedure or a freeze in reimbursements despite increases in costs.

CMS reimburses providers for outpatient surgery performed in an ASC a prospectively determined rate for covered procedures. The standard payment rate for ASC-covered surgical procedures is calculated as the product of an ASC “conversion factor” and the ASC “relative payment weight” for each separately payable procedure or service. Subject to certain exclusions, covered surgical procedures in an ASC are surgical procedures that are separately paid under the Hospital Outpatient Prospective Payment System (“OPPS”) that would not be expected to pose a significant risk to safety when performed in an ASC, and that would not be expected to require overnight stay. Payment for ancillary items and services are packaged into ASC payment for a covered surgical procedure. The lists of, and payment rates for, covered surgical procedures and ancillary services in ASCs are updated in conjunction with the annual proposed and final rulemaking process to update the OPPS and ASC payment system. The Medicare and Medicaid programs are subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, freezes and funding reductions, all of which may adversely affect the level of payments to our surgery centers. Further, the Health Reform Law introduced new limitations on the increase in the index by which ASC rates are annually adjusted. See “— Government Regulation — Health Reform Initiatives.”

On July 8, 2013, CMS released its proposed rate changes for the ASC payment system for calendar year 2014. The proposed increase for payments made under the ASC system for calendar year 2014 is 0.9%. The final rule will not be released until late 2013, and the rate increase set forth in the final rule may differ from the rate increase proposed in the proposed rule.

The Tax Relief and Health Care Act of 2006 authorized CMS to require ASCs to report certain quality information. Since October 2012, CMS has required ASCs to report on five quality measures. On July 8, 2013, CMS proposed to add four additional measures to the reporting requirement beginning in 2014. Our ASCs are reporting under this program. Failure to report quality data according to CMS requirements may result in a reduction of the Medicare payment rates in subsequent years.

Medicare — Surgical Hospitals

As of June 30, 2013, five of our facilities are licensed as hospitals and receive reimbursement from Medicare for inpatient services under Medicare’s Inpatient Prospective Payment System, under which a hospital receives a fixed amount as reimbursement for inpatient hospital services based on each patient’s final assigned Medicare severity diagnosis-related group (“MS-DRG”). Our surgical hospitals generally focus on performing outpatient procedures and perform a relatively low number of Medicare inpatient cases.

Each federal fiscal year (which begins October 1), MS-DRG rates are updated and their weights are recalibrated. The index to update the MS-DRGs known as the “market basket” gives consideration to the inflation experienced by hospitals as well as entities outside the healthcare industry in purchasing goods and services. For several years, however, the percentage increases to the prospective payment rates have been generally lower than the percentage increases in the costs of goods and services for hospitals. Further, the Health Reform Law introduced new limitations on the increase in the market basket. See “— Government Regulation — Health Reform Initiatives.”

Our surgical hospitals are subject to a separate Medicare payment system for outpatient services. Most outpatient services provided by surgical hospitals are classified into groups called Ambulatory Payment Classifications (“APCs”) that are reimbursed by Medicare under the OPPS. A Medicare payment rate has been established for each APC. Depending on the services provided, a hospital may be paid for more than one APC for a patient visit. On July 8, 2013 CMS released its proposed rate changes for OPPS for calendar year 2014. The proposed increase for payments made under OPPS for calendar year 2014 is 1.9%. The final rule will not be released until late 2013, and the rate increase set forth in the final rule may differ from the rate increase proposed in the proposed rule.

CMS has implemented a quality data reporting program for hospital outpatient care, known as the Hospital Outpatient Quality Data Reporting Program. CMS has adopted a similar quality data reporting program for hospital inpatient services, known as the Hospital Inpatient Quality Reporting Program. Hospitals that fail to report inpatient or outpatient data required for the quality measures selected by CMS in the form and manner required by CMS may incur a 2% reduction in the annual payment update factor. Therefore, if we fail to provide quality data in the manner and form required by CMS, our surgical hospitals could be subject to a reduction of the Medicare payment update by 2%. Any reduction would apply only to the payment year involved and would not be taken into account in computing the applicable payment update factor for a subsequent payment year.

Effective October 1, 2012, Medicare began offering incentive payments to hospitals for delivering high-quality care through a value-based purchasing program. The incentives will be funded through a 1% deduction in the base MS-DRG payments for hospitals’ discharges. The reductions will increase over subsequent years. Hospitals must meet or exceed a baseline score on a set of predetermined clinical and patient experience measures.

Medicaid

Medicaid programs are jointly funded by federal and state governments. As the Medicaid program is administered by the individual states under the oversight of CMS in accordance with certain regulatory and statutory guidelines, there are substantial differences in reimbursement methodologies and coverage policies from state to state. Many states have experienced shortfalls in their Medicaid budgets and are implementing significant cuts in Medicaid reimbursement rates. Additionally, certain states control Medicaid expenditures through restricting or eliminating coverage of certain services. Payments from Medicaid constituted approximately 4% and 3% of our net patient revenues for the year-ended December 31, 2012 and the six-months ended June 30, 2013, respectively.

Cost Reports

Because of our participation in the Medicare and Medicaid programs, we are required to meet certain financial reporting requirements. Federal and some state regulations require the submission by us and our five surgical hospitals of annual cost reports stating the revenues, costs and expenses associated with the services provided to Medicare beneficiaries and Medicaid recipients at those hospitals.

These annual cost reports are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. It generally takes years to settle audits of these cost reports. These audits are used for determining if any under- or over-payments were made by payors under these programs, setting payment levels for future years and detecting fraud. Providers are required to make certain certifications with these cost report submissions, including that they are in compliance with law. Such certifications, if incorrect and submitted knowingly or recklessly, may result in FCA liability. While currently ASCs are not subject to federal cost reporting requirements, it is possible that such requirements, which could be costly for us, will be implemented by CMS in the future.

Third-Party Payors

In addition to paying professional fees directly to the physicians performing medical services, most third-party payors also pay a facility fee to ASCs for the use of surgical facilities and reimburse surgical hospitals for the charges associated with the facilities and services that are provided by the hospitals to the third-party payors’ beneficiaries. We receive a majority of our reimbursement from third-party payors pursuant to written contracts between payors and our facilities. These contracts generally require our surgical hospitals and ASCs to offer discounts from their established charges and prohibit us from billing the patient for any amount other than a specified co-payment or deductible.

In relatively few cases, our facilities do not have written contracts prior to providing services, commonly known as “out-of-network” services. Third-party payors have traditionally paid our out-of-network facilities a percentage of their charges. There has been a growing trend in recent years, however, for third-party payors to implement out-of-network fee schedules, which are more comparable to our contracted rates. In addition, some states where we operate have laws which restrict “out-of-network” billing, and a few payors have filed lawsuits claiming fraud and other wrongdoing on the part of ASCs that have engaged in certain out-of-network billing practices. We believe that in the relatively few situations where our facilities are out-of-network, our practices are appropriate, but we cannot guarantee that a payor will not successfully challenge those practices, which could lead to lower revenues at the facility involved.

Workers’ Compensation

Our facilities provide services to injured workers and receive payment from workers’ compensation payors pursuant to the various state workers’ compensation statutes. Historically, workers’ compensation payors have typically paid surgical facilities a higher percentage of the surgical facilities’ charges than other third-party payors. However, workers’ compensation payment amounts are subject to legislative, regulatory and other payment changes over which we have no control. In recent years, a number of states have implemented workers’ compensation fee schedules with rates generally lower than what our facilities have historically been paid for the same services. This trend has been exacerbated in some states by budget deficits and a perceived need to reduce expenditures. A reduction in workers’ compensation payment amounts could have a material adverse effect on the revenues of our facilities which perform a significant number of workers compensation cases.

Operational Risks and Insurance

We maintain liability insurance in amounts that we believe are appropriate for our operations. Currently, we maintain professional and general liability insurance coverage for us and our facilities on a claims-made basis of $1.0 million per occurrence and $3.0 million in annual aggregate coverage per surgical facility. We also maintain umbrella liability insurance in the aggregate amount of $10.0 million and excess liability insurance in the aggregate amount of $15.0 million. We also currently maintain property damage insurance with aggregate coverage of $500.0 million and other types of insurance coverage we believe to be consistent with industry practice. Coverage under certain of these policies is contingent upon the policy being in effect when a claim is made regardless of when the events that caused the claim occurred. The cost and availability of such coverage has varied widely in recent years.

In most states, we maintain private market coverage for our workers’ compensation risk. The policy limits equal the minimum statutory requirements. In certain states, we procure comparable coverage through various state funds. In the state of Texas, we have elected not to participate in the workers’ compensation system and have procured separate coverage, subject to nominal deductibles.

While we believe that our insurance policies are adequate in amount and coverage for our current and anticipated operations based on both management judgment and external benchmarks, we cannot ensure that the insurance coverage will be sufficient to cover all future claims or will continue to be available in adequate amounts or at a reasonable cost.

With the exception of one anesthesiologist, we do not employ the physicians who affiliate with us and use our affiliated facilities. However, we generally offer certain physicians the opportunity to purchase equity interests in the facilities they use. None of our teammates is represented by a collective bargaining agreement.

Environmental Matters

We are subject to various federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including those governing the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. Our operations include the use, generation and disposal of hazardous materials. We also regularly acquire ownership or operational interests in new facilities and properties, some of which may have had a history of commercial or other operations. We may, in the future, incur liability under environmental statutes and regulations with respect to contamination of sites we own or operate (including contamination caused by prior owners or operators of such sites, abutters or other persons) and the off-site disposal of hazardous substances. We believe that we have been and are in substantial compliance with the terms of all applicable environmental laws and regulations and that we have no liabilities or obligations under environmental requirements that we would expect to have a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age as of June 30, 2013 and position of the individuals who currently serve as directors and executive officers of SCA and will serve as the directors and executive officers of Surgical Care Affiliates upon our conversion from a Delaware limited liability company to a Delaware corporation prior to the closing of this offering. The following also includes certain information regarding our directors’ and officers’ individual experience, qualifications, attributes and skills and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Name	Age	Position
Andrew Hayek	39	Director, President and Chief Executive Officer
Todd B. Sisitsky	41	Director and Chairman of the Board of Directors
Thomas C. Geiser	62	Director
Curtis S. Lane	56	Director
Sharad Mansukani, M.D.	44	Director
Jeffrey K. Rhodes	38	Director
Frederick A. Hessler	64	Director
Peter Clemens	48	Executive Vice President, Chief Financial Officer
Michael A. Rucker	43	Executive Vice President, Chief Operating Officer
Joseph T. Clark	57	Executive Vice President, Chief Development Officer
Richard L. Sharff, Jr.	44	Executive Vice President, General Counsel and Corporate Secretary

Andrew Hayek was appointed to the board of directors of SCA in 2008. He has also served as our President and Chief Executive Officer since 2008. Prior to joining Surgical Care Affiliates, Mr. Hayek served as the President of VillageHealth, a division of renal dialysis provider DaVita Inc. (“DaVita”), from 2007 to 2008 and as President and Chief Operating Officer of Alliance Healthcare Services Inc., a diagnostic imaging and radiation therapy provider, from 2003 to 2006. Mr. Hayek also previously worked at KKR Capstone, an affiliate of private equity firm Kohlberg Kravis Roberts & Co. and at The Boston Consulting Group, a strategy consulting firm. He currently serves on the board of directors of Senior Home Care, Inc., a home health provider, and the board of advisors of Sg2, a healthcare analytics and consulting firm. Mr. Hayek earned his bachelor’s degree summa cum laude from Yale University. Mr. Hayek’s knowledge of the healthcare industry and his leadership experience make him a valuable asset to our management and the board of directors.

Todd B. Sisitsky was appointed to the board of directors of SCA in 2007. Mr. Sisitsky is a Partner of TPG where he leads TPG’s investment activities in the healthcare sector globally. Mr. Sisitsky serves on the board of directors of Aptalis Pharma, Inc., formerly Axcan Pharma, IASIS Healthcare Corp., HealthScope Ltd., Immucor Inc., IMS Health Incorporated and Par Pharmaceuticals Companies, Inc. and previously served on the boards of Biomet Inc. and Fenwal Inc. He also serves on the board of the Campaign for Tobacco Free Kids, a global not-for-profit organization, and the Dartmouth Medical School Board of Overseers. Prior to joining TPG in 2003, Mr. Sisitsky worked at Forstmann Little & Company and Oak Hill Capital Partners. Mr. Sisitsky earned an M.B.A. from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar, and earned his undergraduate degree from Dartmouth College, where he graduated summa cum laude. Mr. Sisitsky’s financial expertise and experience leading investments in numerous healthcare companies make him a valuable asset to the board of directors.

Thomas C. Geiser was appointed to the board of directors of SCA in 2007. Mr. Geiser has served as a TPG Senior Advisor since 2006 and served as the Executive Vice President and General Counsel of WellPoint Health Networks Inc. (“WellPoint”) from its inception in 1993 to 2005. Mr. Geiser was responsible for WellPoint’s legal, legislative and regulatory affairs in fifty states and served as its principal contact with state and federal regulators. Prior to joining WellPoint, Mr. Geiser worked as an attorney in private law practice, coming to WellPoint from Brobeck, Phleger & Harrison LLP in San Francisco. He currently serves on the board of directors for Novasom, Inc., Origin, Inc. d/b/a Shiftwise and the Library Foundation of Los Angeles, and previously served on the board of directors of Saint John’s Health Center. Mr. Geiser earned his J.D. from the University of California, Hastings College of the Law and earned his undergraduate degree in English from the University of Redlands. Mr. Geiser has extensive expertise and experience providing leadership in legal, legislative, regulatory and compliance affairs to both public and private companies in the healthcare industry.

Curtis S. Lane was appointed to the board of directors of SCA in 2007. Mr. Lane is a Senior Managing Director of MTS Health Partners, L.P., a merchant banking firm focused on healthcare advisory and investment opportunities. Prior to forming MTS Health Partners, L.P. in 2000, Mr. Lane founded and managed the healthcare investment banking group at Bear, Stearns & Co. Inc. from its inception in 1986 until 1998. Mr. Lane serves on the board of directors for Alliance Healthcare Services, Loving Care Agency and ProVen Pharmaceuticals, LLC and serves as a board of directors observer for DDC – DNA Diagnostic Center and Senior Home Care, Inc. Mr. Lane serves on the board of America’s Camp, which was formed to provide services to children that lost parents on September 11th, and is an emeritus board member of the University of Pennsylvania Health System. Mr. Lane earned his M.B.A. from the Wharton School of the University of Pennsylvania and also earned his bachelor’s degree from the Wharton School of the University of Pennsylvania. Mr. Lane’s financial and healthcare advisory experience and experience serving on numerous boards of directors make him a valuable asset to the board of directors.

Sharad Mansukani, M.D. was appointed to the board of directors of SCA in 2007. Dr. Mansukani has served as a TPG Senior Advisor since 2005. He serves on the board of directors of IASIS Healthcare Corp., Immucor Inc., IMS Health Incorporated and Par Pharmaceuticals Companies, Inc. Dr. Mansukani serves as Strategic Advisor to the board of directors of CIGNA and previously served as Vice Chairman of HealthSpring Inc. Dr. Mansukani also serves on the board of directors of the Children’s Hospital of Philadelphia and on the editorial boards of the American Journal of Medical Quality, Managed Care, Biotechnology Healthcare and American Health & Drug Benefits. Dr. Mansukani was appointed to Medicare’s Payment Advisory and Oversight Committee, and he was previously Senior Advisor to CMS and a member of the Medicare Reform Executive Committee. Dr. Mansukani previously served on the faculty at the University of Pennsylvania and at Temple University School of Medicine. Dr. Mansukani completed his residency and fellowship in ophthalmology at the University of Pennsylvania School of Medicine and a fellowship in quality management and managed care at the Wharton School of the University of Pennsylvania. Dr. Mansukani has substantial experience in the healthcare industry and has a deep understanding of the medical community and the dynamic regulatory and reimbursement environment.

Jeffrey K. Rhodes was appointed to the board of directors of SCA in 2010. Mr. Rhodes is a Principal of TPG, where he is a leader of the firm’s investment activities in the healthcare services and pharmaceutical/medical device sectors. Mr. Rhodes serves on the board of directors of Biomet Inc., IMS Healthcare Incorporated, Immucor Inc, and Par Pharmaceuticals Companies, Inc. Prior to joining TPG in 2005, Mr. Rhodes worked at McKinsey & Company and Article 27 LTD, a software company. Mr. Rhodes earned his M.B.A. from the Harvard Business School, where he was a Baker Scholar, and earned his undergraduate degree in Economics from Williams College, where he graduated summa cum laude. Mr. Rhodes’ financial expertise and experience overseeing investments in numerous healthcare companies make him a valuable asset to the board of directors.

Frederick A. Hessler was appointed to the board of directors of SCA in 2013. Mr. Hessler is a retired Managing Director of Citigroup Global Markets Inc., where he headed the Not-for-Profit Health Care Investment Banking Group from 1990 to 2013. Prior to joining Citigroup Global Markets Inc. in 1985, Mr. Hessler was a Partner and Regional Director for healthcare at Ernst & Young LLP, where he was responsible for conducting audits and performing feasibility, corporate reorganization and strategic planning studies for healthcare clients. Mr. Hessler serves on the Operations Committee and chairs the Investment Committee for the American Hospital Association and is a board member of The Center for Health Design, the National Center for Healthcare Leadership and the Public Health Institute. Mr. Hessler also previously served as chair of the Board of Trustees of the Health Research and Education Trust and the Health Insights Foundation and was a member of The Center for

Healthcare Governance’s Blue Ribbon Panel on Trustee Core Competencies and the Healthcare Executives Study Society. Mr. Hessler earned his bachelor’s degree in accounting from Wayne State University and is a Certified Public Accountant (inactive status). Mr. Hessler’s financial and accounting expertise and his substantial investment banking and advisory experience in the healthcare industry make him a valuable asset to the board of directors.

Peter Clemens is our Executive Vice President and Chief Financial Officer and has served in such capacity since 2011. Prior to joining Surgical Care Affiliates, Mr. Clemens held various positions at Caremark Rx, Inc. and CVS Caremark Corporation from 1995 until 2010, including most recently as Executive Vice President and Chief Financial Officer of Caremark, the pharmacy services division of CVS Caremark Corporation. Mr. Clemens has also held various positions in corporate banking with Wachovia Bank and Regions Bank. Mr. Clemens earned his M.B.A. from The Owen School at Vanderbilt University and earned his bachelor’s degree from Samford University.

Michael A. Rucker is our Executive Vice President and Chief Operating Officer and has served in such capacity since 2009. Prior to joining Surgical Care Affiliates, Mr. Rucker served in a number of capacities at DaVita and its predecessor companies from 1995 to 2008, including most recently as Divisional Vice President of Operations. Mr. Rucker also served as an associate in the healthcare group of Houlihan, Lokey, Howard & Zukin Inc. and worked in public accounting as a CPA. Mr. Rucker earned his M.B.A. from the Wharton School of the University of Pennsylvania and his bachelor’s degree from Miami University.

Joseph T. Clark is our Executive Vice President and Chief Development Officer and has served in such capacity since 2007. Prior to the acquisition of SCA, Mr. Clark served as President of the Surgery Division of HealthSouth from 2005 to 2007. Mr. Clark also served as the President and Chief Executive Officer of HealthMark Partners, Inc., an owner, operator and developer of ASCs and specialty hospitals and in various senior management roles, including Chief Executive Officer of Response Oncology, Inc., a provider of cancer treatment services. He earned a bachelor’s degree from Dartmouth College.

Richard L. Sharff, Jr. is our Executive Vice President, General Counsel and Corporate Secretary and has served in such capacity since 2007. Prior to joining Surgical Care Affiliates, Mr. Sharff practiced law from 1994 to 2007 at Bradley Arant Rose and White LLP (now Bradley Arant Boult Cummings LLP), where he represented a variety of clients in the healthcare industry. Mr. Sharff earned his J.D. from the University of Virginia and earned his bachelor’s degree from the University of Virginia. He is a member of the bars in Alabama and California (inactive status).

Board of Directors

Upon closing of this offering, our board of directors will consist of seven directors. Our Certificate of Incorporation provides that our board of directors shall consist of at least five directors but no more than 11 directors and that the number of directors may be fixed from time to time by resolution of our board of directors. Our board of directors will be divided into three classes, as follows:

•	Class I, which will initially consist of Sharad Mansukani, M.D., Jeffrey K. Rhodes and Todd B. Sisitsky, whose terms will expire at our annual meeting of stockholders to be held in 2014;

•	Class II, which will initially consist of Thomas C. Geiser and Curtis S. Lane, whose terms will expire at our annual meeting of stockholders to be held in 2015; and

•	Class III, which will initially consist of Andrew Hayek and Frederick A. Hessler, whose terms will expire at our annual meeting of stockholders to be held in 2016.

Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any additional directorships resulting from an increase in the number of directors or a vacancy may be filled by the directors then in office.

In connection with this offering, we expect to enter into a stockholders’ agreement (the “Stockholders’ Agreement”) with the TPG Funds that will provide that, so long as the Stockholders’ Agreement remains in effect, the TPG Funds will have certain nomination rights to designate for nomination candidates for our board of directors. We are required to use our reasonable best efforts to cause the board of directors and the nominating and corporate governance committee to include such persons designated by the TPG Funds in the slate of nominees recommended by the board of directors for election by the stockholders.

As set forth in the Stockholders’ Agreement, for so long as the TPG Funds collectively own at least 50% of the shares of our common stock held by them at the closing of this offering, they will be entitled to designate for nomination a majority of the seats on our board of directors. When the TPG Funds collectively own less than 50% of the shares of our common stock held by them as of the closing of this offering, but collectively own at least 30% of the shares of our common stock held by them as of the closing of this offering, the TPG Funds will be entitled to designate for nomination three directors. When the TPG Funds collectively own less than 30% of the shares of our common stock held by them as of the closing of this offering, but collectively own at least 10% of the shares of our common stock held by them as of the closing of this offering, the TPG Funds will be entitled to designate for nomination two directors. Thereafter, the TPG Funds will be entitled to designate for nomination one director so long as they own at least 3% of the shares of our common stock held by them as of the closing of this offering.

However, if on or before the first anniversary of this offering, our board of directors is increased to nine members, and at such time the TPG Funds collectively own at least 50% of the shares of our common stock held by them as of the closing of this offering, the number of seats on our board of directors that the TPG Funds will be entitled to designate for nomination, as described above, will be increased by one seat, so long as the TPG Funds collectively own at least 20% of the shares of our common stock held by them as of the closing of this offering. When the TPG Funds collectively own less than 20% of the shares of our common stock held by them as of the closing of this offering, but collectively own at least 10% of the shares of our common stock held by them as of the closing of this offering, the TPG Funds will be entitled to designate for nomination two directors. Thereafter, the TPG Funds will be entitled to designate for nomination one director so long as they own at least 3% of the shares of our common stock held by them as of the closing of this offering.

As our board of directors currently consists of seven members, in accordance with the Stockholders’ Agreement, the TPG Funds have designated Thomas C. Geiser, Sharad Mansukani, M.D., Todd B. Sisitsky and Jeffrey K. Rhodes as nominees of the TPG Fund to serve on our board of directors.

Our Certificate of Incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares are not able to elect any directors, subject to our obligations under our Stockholders’ Agreement.

Director Independence

We intend to avail ourselves of the “controlled company” exemption under the NASDAQ rules. Because the TPG Funds will own a majority of our outstanding common stock following the completion of this offering, we will be a “controlled company” as that term is set forth in the NASDAQ rules. Under the NASDAQ rules, a “controlled company” may elect not to comply with certain NASDAQ corporate governance requirements, including: (i) the requirement that a majority of our board of directors consist of independent directors, (ii) the requirement that our nominating and corporate governance committee be composed entirely of independent directors, and (iii) the requirement that our compensation committee be composed entirely of independent directors. Accordingly, you do not have the same protections accorded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

However, as a “controlled company,” we must comply with the rules applicable to audit committees set forth in the NASDAQ rules and the Sarbanes-Oxley Act. Consistent with the requirements of these rules, we intend for (i) a majority of the members of our audit committee to be independent as of the listing date of our common stock on the NASDAQ and (ii) all members of our audit committee to be independent no later than one year after the date of this prospectus.

We have determined that Frederick A. Hessler and Curtis S. Lane are independent within the meaning of the NASDAQ rules.

Committees of the Board of Directors

The board of directors has established five standing committees to assist it in carrying out its responsibilities: the audit committee, the nominating and corporate governance committee, the compensation committee, the compliance committee and the acquisition committee. Each of the committees operates under its own written charter adopted by the board of directors, each of which will be available on our website upon the closing of this offering. In addition, special committees may be established under the direction of our board of directors when necessary to address specific issues. The membership and the function of each of the standing committees are described below.

Audit Committee

The audit committee will be responsible for, among other things:

•	appointing the independent auditor, reviewing the quality of its work annually, monitoring its independence and replacing it as necessary; pre-approving all the audit and non-audit services; reviewing with the auditor the scope and plan of the annual audit; reviewing with the auditor any review of the quarterly financial statements that the committee may direct the auditor to perform;

•	reviewing with the senior internal audit services executive the results of the audit work at least annually and more frequently as provided in the policy for reporting financial accounting and auditing concerns, as approved by the committee; at least annually reviewing the experience and qualifications of the senior members of the internal audit services team;

•	discussing with management and the auditor the annual audited financial statements, the financial information to be included in our annual and quarterly reports to be filed with the SEC and the adequacy of the internal controls over financial reporting;

•	discussing with management and the auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any significant issues (material weaknesses or significant deficiencies as such terms are defined in the Sarbanes-Oxley Act) as to the adequacy of our accounting controls;

•	reviewing the adequacy of disclosure controls and procedures with the Chief Executive Officer, the Chief Financial Officer and the General Counsel at least quarterly;

•	overseeing company policies and practices with respect to financial risk assessment and risk management;

•	reviewing related party transactions;

•	approving guidelines for the hiring of former employees of the independent auditor;

•	establishing and publishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, referred to as “whistleblowing” procedures;

•	reviewing with management, including the General Counsel, the implementation and effectiveness of the compliance and ethics program, including the “whistleblowing” procedures;

•	meeting separately and periodically with management and the auditor; and

•	regularly reporting its work to the board of directors.

The members of the audit committee are Frederick A. Hessler (Chair), Curtis S. Lane and Jeffrey K. Rhodes. Our board of directors has determined that (i) Messrs. Hessler and Lane are each “independent directors” for purposes of serving on the audit committee under the NASDAQ listing rules, including the independence requirements of Rule 10A-3 of the Exchange Act, (ii) each director appointed to the audit committee is financially literate and (iii) Mr. Hessler meets the criteria set forth in the rules and regulations of the SEC for an “audit committee financial expert.”

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for, among other things:

•	establishing the criteria for selecting new directors;

•	recommending to the board of directors corporate governance guidelines and reviewing such guidelines at least annually;

•	reviewing the performance of our board of directors and executive officers;

•	making recommendations to the board of directors regarding the selection of candidates, qualification and competency requirements for service on the board of directors and the suitability of proposed nominees as directors;

•	reviewing and making recommendations to the board of directors regarding the charters, structure and operations of the committees of the board of directors, including membership of these committees; and

•	reviewing succession planning for the Chief Executive Officer and other senior executives, and making recommendations on such matters to the board of directors; and

•	regularly reporting its activities to the board of directors.

The members of the nominating and corporate governance committee are Jeffrey K. Rhodes (Chair), Thomas C. Geiser and Todd B. Sisitsky. Because we will be a “controlled company” under the NASDAQ listing rules, our nominating and corporate governance committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the nominating and corporate committees accordingly in order to comply with such rules.

Compensation Committee

The compensation committee will be responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to compensation of our executive officers, including the balance between short-term compensation and long-term incentives;

•	conducting the evaluation process for our executive officers in light of these goals and objectives;

•	determining and approving or recommending to the board of directors for approval the total compensation package of the executive officers;

•	making recommendations to the board of directors with respect to the establishment and terms of incentive-compensation and equity-based plans for our executive officers; granting options under and otherwise administering these plans and approving and administering any other compensation plan in which our executive officers participate;

•	periodically establishing and reviewing policies with respect to management perquisites;

•	advising the board of directors with respect to proposed changes in the compensation of the board of directors or the compensation committee;

•	reviewing annually any stock ownership guidelines applicable to our directors and senior management and recommending to the board of directors revisions to such guidelines as appropriate;

•	retaining compensation consultants and approving the compensation consultants’ fees and other terms and conditions of retention, after considering all relevant factors, including any business or personal relationship of the consultant or consultant’s employer with any of our executive officers;

•	reviewing and discussing with management, prior to the filing of the proxy statement, the disclosure prepared regarding executive compensation; and

•	regularly reporting its work to the board of directors.

The members of the compensation committee are Todd B. Sisitsky (Chair), Thomas C. Geiser and Sharad Mansukani, M.D. Because we will be a “controlled company” under the NASDAQ listing rules, our compensation committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the compensation committees accordingly in order to comply with such rules.

Compliance Committee

The compliance committee will be responsible for, among other things:

•	overseeing, monitoring and evaluating our compliance with our federal, state and local regulatory obligations, with the exception of obligations relating to compliance with tax and securities-related laws, rules and regulations (which are the responsibility of the audit committee);

•	ensuring the establishment, maintenance and oversight of an effective regulatory compliance program to prevent and detect violations of law; reviewing and approving the annual regulatory compliance program and the implementation and effectiveness of such program;

•	establishing the qualifications, authority and responsibilities of the compliance officer and assisting with and overseeing the activities of the compliance officer; performing an annual evaluation of the compliance officer in carrying out an effective compliance program;

•	monitoring our compliance with any corporate integrity agreement or similar undertaking, with the OIG, HHS or any other government agency;

•	receiving and reviewing periodic reports from the compliance officer, including an annual report summarizing compliance-related activities undertaken by us during the year and the results of all regulatory compliance audits conducted during the year;

•	establishing and publishing appropriate mechanisms for receipt, retention and treatment of complaints regarding potential violations of our compliance policies and applicable laws and regulations, and reviewing such complaints;

•	discussing with management our major compliance risks and steps management has taken to monitor and control such risk, including any policies and procedures with respect to risk assessment and risk management; and

•	recommending such actions or measures to be adopted by the board of directors that it deems appropriate to improve the effectiveness of the regulatory compliance program.

The members of the compliance committee are Thomas C. Geiser (Chair), Sharad Mansukani, M.D. and Curtis S. Lane.

Acquisition Committee

The acquisition committee will be responsible for, among other things:

•	reviewing our acquisition strategies in connection with our management;

•	investigating acquisition candidates;

•	authorizing and approving acquisitions valued in an amount not to exceed $5.0 million in cash, stock or a combination thereof; and

•	recommending acquisition strategies and acquisition candidates valued in an amount above $5.0 million to our board of directors.

The members of the acquisition committee are Thomas C. Geiser (Chair) and Jeffrey K. Rhodes.

Compensation Committee Interlocks and Insider Participation

We expect that no member of our compensation committee will have been at any time an employee of ours. None of our executive officers will serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

To the extent that any members of our compensation committee and their affiliates have participated in transactions with us, a description of those transactions is provided in “Executive Compensation” and “Certain Relationships and Related Party Transactions.”

Board of Directors’ Role in Risk Oversight

Our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Our board of directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value.

Code of Business Conduct and Ethics

We have adopted a Code of Ethical Conduct for Financial Leaders that applies to our Chief Executive Officer, Chief Financial Officer, Controller and other senior financial officers at the corporate level (the “Senior Officers Code”). The Senior Officers Code was designed to be read and applied in conjunction with our Standards of Legal and Regulatory Conduct (the “Code of Business Conduct”) applicable to the members of our board of directors and all teammates, including our senior financial officers. Both the Senior Officers Code and the Code of Business Conduct are available on our website at www.scasurgery.com. Any future changes or amendments to the Senior Officers Code or the Code of Business Conduct, and any waiver of the Senior Officers Code or the Code of Business Conduct that applies to our Chief Executive Officer, Chief Financial Officer or Principal Accounting Officer will be posted to our website at the above location. Information on, or accessible through, our website is not part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

EXECUTIVE COMPENSATION

Overview

The following discussion relates to the compensation of our President and Chief Executive Officer, Andrew Hayek, and our two most highly compensated executive officers (other than our Chief Executive Officer), Joseph T. Clark, our Executive Vice President and Chief Development Officer, and Michael A. Rucker, our Executive Vice President and Chief Operating Officer (Messrs. Hayek, Clark and Rucker are collectively referred to herein as our “Named Executive Officers”). Our Named Executive Officers’ compensation is determined by our compensation committee and is generally reviewed annually. Our executive compensation program is designed to attract, motivate and retain high-quality leadership and incentivize our executive officers and other key teammates to achieve company and individual performance goals over the short- and long-term. Our pay-for-performance approach to executive compensation places an emphasis on both short- and long-term incentives, which serves to align the interests of our executive officers with those of our stockholders.

Prior to the closing of this offering, we will convert from a Delaware limited liability company to a Delaware corporation. Pursuant to the conversion, options to purchase membership units of ASC Acquisition LLC will be converted into options to purchase shares of common stock of Surgical Care Affiliates, Inc. at a ratio of 10.25 membership units of ASC Acquisition LLC underlying such options to each one share of common stock of Surgical Care Affiliates, Inc. underlying such converted options. In connection with the conversion, the exercise prices of such converted options will be adjusted accordingly. In addition, every 10.25 outstanding REUs of ASC Acquisition LLC will be converted into one REU of Surgical Care Affiliates, Inc. The vesting and other terms of the options and REUs will generally remain the same.

Elements of Executive Compensation

The compensation of our Named Executive Officers consists of base salary, annual cash bonuses, equity awards and employee benefits, as described below. Our Named Executive Officers are also entitled to certain compensation and benefits upon qualifying terminations of employment pursuant to their employment agreements.

Base Salaries. Base salaries for our Named Executive Officers are determined based on each officer’s responsibilities and his experience and contributions to our business. Base salaries for our Named Executive Officers are reviewed periodically by our compensation committee. When reviewing base salaries for potential increase, our compensation committee considers each officer’s experience and individual performance, our performance, and general industry conditions.

Annual Cash Bonuses. Our Named Executive Officers are eligible to participate in our Senior Management Bonus Program, which was established to promote and reward the achievement of corporate, regional and individual performance goals. The corporate goals are based upon Surgical Care Affiliates meeting pre-determined financial goals. Regional goals are based upon a pre-determined set of financial goals for the applicable region. Individual goals are determined by each participant with the approval of his or her immediate supervisor. The target and maximum amounts of any annual bonus that may be earned by an executive officer are expressed as a percentage of the executive’s annual base salary in effect with respect to the applicable year.

For fiscal year 2012, Mr. Hayek had a target annual bonus of 100% of base salary, up to a maximum of 200% of base salary. Mr. Clark had a target annual bonus of 70% of base salary, up to a maximum of 140% of base salary. Mr. Rucker had a target annual bonus of 75% of base salary, up to a maximum of 150% of base salary. The bonuses paid to each of our Named Executive Officers for fiscal year 2012 are set forth in the Summary Compensation Table below.

Equity Awards. Our Named Executive Officers participate in the Equity Plan. See “Equity Plan” below for additional details about our Equity Plan. Grants under the Equity Plan, including those made to our Named

Executive Officers, consist of option awards, which provide our executive officers with appropriate incentives to continue in our employ and to improve our growth and profitability, and which serve to align the interests of our Named Executive Officers with our stockholders. A portion of the option awards granted to each Named Executive Officer are subject to time-based vesting and a portion were subject to performance-based vesting, subject to the Named Executive Officer continuing to be employed on the applicable vesting date. Approximately 24% of Mr. Hayek’s outstanding awards are subject to time-based vesting and approximately 76% were subject to performance-based vesting. Approximately 29% of Mr. Clark’s outstanding awards are subject to time-based vesting and approximately 71% were subject to performance-based vesting. Approximately 49% of Mr. Rucker’s outstanding awards are subject to time-based vesting and approximately 51% were subject to performance-based vesting. As of September 16, 2013, all of the performance-based options were deemed to be fully vested. The vesting of the time-based option awards is generally in four equal annual installments of 25% per year following the grant, and accelerates upon certain qualifying terminations, as described below.

On July 24, 2008, Mr. Hayek was granted 700,000 Restricted Equity Units (which number of Restricted Equity Units does not reflect our conversion from a Delaware limited liability company to a Delaware corporation), which were subject to time-based vesting over a period of five years from the date of grant and as of July 24, 2013 are fully vested. Mr. Hayek’s Restricted Equity Units will be settled for membership units or shares of common stock, as applicable, (or, in the board of directors’ discretion, cash) upon the earlier of (i) the termination of Mr. Hayek’s employment or (ii) a qualifying change in control of the Company or SCA.

On September 16, 2013, the board of directors of SCA resolved to pay the 2013 Cash Bonus Payment, a cash bonus to holders of vested options and REUs who remained employed by us as of the date of payment, including our Named Executive Officers, equal to $0.241279 per vested option or REU. The board of directors of SCA resolved to adjust downward the exercise price of any unvested options by the same amount. Holders of unvested REUs did not receive a cash payment or any adjustment with respect to their unvested REUs. To the extent employees, including our Named Executive Officers, owned membership units outright, such employees also received a payment in respect of such membership units as a result of the 2013 Distribution.

Benefits and Perquisites. We provide the following benefits to our Named Executive Officers on the same basis as all other eligible executives:

•	Company sponsored healthcare plans, including coverage for medical and dental benefits.

•	A qualified 401(k) savings plan with a matching contribution.

•	Payment of life insurance premiums.

•	With respect to Mr. Hayek, dues and expenses for his membership in the Young Presidents Organization in the amount of approximately $5,750 per year.

Employment Agreements. We have entered into employment agreements with each of our Named Executive Officers, which include severance and restrictive covenant provisions. We believe that reasonable severance benefits are necessary in order to attract and retain high-quality, talented executive officers.

Summary Compensation Table

The following table sets forth information about certain compensation awarded or paid to our named executive officers for the 2012 fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Andrew Hayek	2012	582,000	227,651	—	9,000	818,651
President and Chief Executive Officer

Joseph T. Clark	2012	448,000	131,787	95,000	9,000	683,787
Executive Vice President and Chief Development Officer

Michael A. Rucker	2012	415,000	130,910	369,000	9,000	923,910
Executive Vice President and Chief Operating Officer

(1)	The amounts presented in this column represent the fair value of the options granted to purchase our membership units on the date of grant. Further detail surrounding the options awarded, the method of valuation and the assumptions made are set forth in the “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” section under “Critical Accounting Policies.”
(2)	The amounts presented in this column represent 401(k) match contributions and life insurance premiums paid on behalf of the executive by SCA.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding equity awards held by our Named Executive Officers as of December 31, 2012, without giving effect to our conversion from a Delaware limited liability company to a Delaware corporation, except that for purposes of determining the fair market value of unvested REUs that, as of December 31, 2012, were not vested, the per unit equivalent of $22.50 per share was used.

		Option Awards								Stock Awards
Name	Vesting Start Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
(a)		(b)		(c)		(d)		(e)	(f)	(g)		(h)
Andrew Hayek	4/21/2008	1,480,000	(1)	370,000	(1)	1,850,000	(1)	1.00	4/21/2018	—		—
	3/24/2010	675,000	(1)	450,000	(1)	1,125,000	(1)	1.09	5/28/2020	—		—
	7/24/2008	—		—		—		—	—	140,000	(3)	307,305
Joseph T. Clark	6/29/2007	1,000,000	(1)	—		1,000,000	(1)	1.00	6/29/2014	—		—
	3/6/2012	62,500	(2)	187,500	(2)	—		1.36	3/6/2022	—		—
Michael A. Rucker	9/15/2008	219,354	(1)	54,838	(1)	274,193	(1)	1.18	9/15/2018	—		—
	7/23/2009	129,032	(1)	86,022	(1)	215,054	(1)	1.18	7/23/2019	—		—
	3/24/2010	180,000	(1)	120,000	(1)	300,000	(1)	1.09	5/28/2020	—		—
	2/8/2011	40,000	(1)	60,000	(1)	100,000	(1)	1.09	2/8/2021	—		—
	3/6/2012	242,877	(2)	728,630	(2)	—		1.36	3/6/2022	—		—

(1)	Half of these option awards are subject to time-based vesting, with 20% vesting on each of the first, second, third, fourth and fifth anniversaries of the date of grant, and half were subject to performance-based vesting, and were deemed vested as of September 16, 2013.
(2)	These option awards are subject to time-based vesting, with 25% vesting on each of the first, second, third and fourth anniversaries of the date of grant.
(3)	Mr. Hayek’s Restricted Equity Units are subject to time-based vesting in equal installments over a period of five years from the date of grant.

Employment Agreements

On or prior to the closing of this offering, we intend to enter into employment agreements with each of our Named Executive Officers (collectively, the “Employment Agreements”). The initial term of the Employment Agreements will be three years, in each case with automatic renewals for successive one-year terms unless either party to the agreement provides notice of non-renewal at least 90 days prior to the expiration of the initial term or the applicable renewal term.

The Employment Agreements establish a base salary for each of our Named Executive Officers, subject to possible annual increases as determined by the board of directors or its compensation committee. The annual base salaries in effect for Messrs. Hayek, Clark and Rucker are $595,327, $458,559, and $424,337, respectively. Mr. Hayek’s salary will be increased to $750,000 per year, effective January 1, 2014.

Additionally, the Employment Agreements will provide that the Named Executive Officers are eligible to participate in our Senior Management Bonus Program, under which they may earn a cash bonus each year, subject to the achievement of company and individual performance objectives established by the compensation committee. The target and maximum amounts of any annual bonus that may be earned by an executive are expressed as a percentage of the executive’s annual base salary in effect with respect to such year. The Employment Agreements also will provide that each Named Executive Officer is entitled to participate in all savings and retirement plans and welfare benefits provided by us which are generally made available to other executives.

The Employment Agreements will contain standard ongoing confidentiality, non-solicitation and non-competition restrictions. The non-solicitation restrictions remain in place for 18 months for Messrs. Clark and Rucker, and two years for Mr. Hayek, in each case following termination of employment and the non-competition restrictions remain in place for 18 months for Messrs. Clark, Rucker and Hayek, following termination of employment.

Each of the Employment Agreements will provide that if a Named Executive Officer is terminated for cause, or if he terminates his employment without good reason (as such terms are defined in the applicable Employment Agreement), he will be entitled to any earned and unpaid base salary through the date of his termination. If a Named Executive Officer is terminated without cause or if he terminates his employment for good reason other than in connection with a change in control, he will be entitled to the following payments and benefits: (i) continued base salary payments for 18 months (24 months for Mr. Hayek) following the date of termination of employment, (ii) health insurance benefits for 18 months following the date of termination of employment or until he becomes re-employed with another employer and is eligible to receive health insurance benefits under another employer-provided plan, whichever comes earlier, and (iii) a pro rata portion of his annual bonus based upon the achievement of the applicable performance objectives.

In addition, each of the Employment Agreements will provide that if a Named Executive Officer’s employment terminates as a result of his death or disability, he will be entitled to any earned and unpaid base salary through the date of his termination, as well as a pro rata portion of his annual bonus based upon the achievement of the applicable performance objectives. In the event a Named Executive Officer’s employment is terminated without cause or for good reason within the three months prior to the consummation of, or within the twenty-four month period following, a change in control, in addition to any earned and unpaid base salary through the date of termination, he will be entitled to (i) an amount equal to 1.5 times (two times in the case of Mr. Hayek) the sum of the Named Executive Officer’s then-current base salary and his target annual bonus, payable in a lump sum within forty days following the date of such termination, (ii) health insurance benefits for 18 months following the date of termination of employment or until he becomes re-employed with another employer and is eligible to receive health insurance benefits under another employer-provided plan, whichever comes earlier and (iii) a pro rata portion of his annual bonus based upon the achievement of the applicable performance objectives.

Payments of severance and other benefits are conditioned upon the Named Executive Officer executing a release of claims, and such release becoming effective, and compliance with restrictive covenants.

Retirement Benefits

We maintain the SCA Retirement Investment Plan, a tax-qualified 401(k) savings plan (the “401(k) Plan”), in which our Named Executive participate. The 401(k) Plan allows participants to contribute up to 100% of their pay on a pre-tax basis into individual retirement accounts, subject to the maximum annual limits set by the IRS. SCA makes a matching employer contribution in an amount equal to 50% of the first 4% of each plan participant’s elective deferrals. All contributions to the 401(k) Plan are in the form of cash. Employer contributions vest over a six-year service period. Participants are immediately fully vested in their own contributions to the 401(k) Plan.

Potential Payments Upon Termination or a Change in Control

The Employment Agreements contain severance provisions pursuant to which the Named Executive Officers are entitled to certain payments or benefits upon a termination without cause or for good reason. Please refer to the “Employment Agreements” section above for further information about such payments and benefits.

In addition, the Equity Plan provides for accelerated vesting of the outstanding option awards subject to time-based vesting if the executive is terminated without cause or for good reason within the two-year period following a change in control.

For any change in control consummated on or before January 1, 2015, Mr. Hayek has the right to receive a “gross-up” for any excise tax imposed by Section 4999 of the Code, or any federal, state or local income tax under the terms of his Employment Agreement in the event the amount of the “parachute payments” he is entitled to receive exceeds the safe harbor limit under Section 280G of the Code by more than 10%. Any amounts below that 10% limit would be reduced to fall within the safe harbor limit. For any change in control consummated after January 1, 2015, Mr. Hayek is not entitled to a gross up.

Equity Plan

The Equity Plan, which became effective on November 16, 2007, provides for the grant of options to purchase our membership units to our and our affiliates’ key teammates, directors, service providers and consultants. The summary of the Equity Plan contained in this prospectus is not a complete description of all provisions of the Equity Plan and is qualified in its entirety by reference to the Equity Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

The Equity Plan is administered by our compensation committee, which has authority to select award recipients and to determine the terms of all awards, including the time or times at which awards vest or become exercisable. Unless otherwise provided by our compensation committee in a participant’s grant agreement, a participant’s unvested options will immediately expire on the date such participant’s employment is terminated for any reason, and vested options will remain outstanding for one year following the participant’s death or disability and for 90 days following termination of employment for any other reason (or, in each case, until the award’s expiration date, if earlier). If a participant’s employment is terminated for cause (as defined in the Equity Plan), all awards then held by the participant will be forfeited immediately, whether or not vested. Options granted after 2010 expire 10 years from the date of grant. The Equity Plan provides that if an individual’s employment is terminated within a certain period following a change in control, either by the company without cause or by the individual for good reason, all unvested time-based options shall become fully vested.

Prior to 2010, with the exception of options granted to Mr. Hayek, all options granted to participants expired seven years from the date of grant (Mr. Hayek’s options granted prior to 2010 expire 10 years from the date of grant). In 2011, we offered to cancel all of the outstanding options under the Equity Plan that had seven year terms and replace such options with a larger number of options with similar terms and with an expiration date of 10 years from the original date of grant (rather than seven years). For a more detailed discussion regarding the offer to cancel such options, please see Note 11, Equity-Based Compensation to our consolidated financial statements included elsewhere in this prospectus.

All awards granted under the Equity Plan, and any units or shares of common stock issued pursuant to awards granted under such plan, are subject to the terms of the Management Unit Holders’ Agreement (as defined herein). The exercise price of each option under the Equity Plan is equal to the fair market value of the membership unit underlying the award on the grant date.

2013 Omnibus Plan

In connection with this offering, our board of directors has adopted the 2013 Omnibus Plan and following this offering, all equity-based awards will be granted under the 2013 Omnibus Plan. Prior to the completion of this offering, no awards have been made or are currently anticipated to be made to the Named Executive Officers under the 2013 Omnibus Plan. This summary is not a complete description of all provisions of the 2013 Omnibus Plan and is qualified in its entirety by reference to the 2013 Omnibus Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose. The purpose of the 2013 Omnibus Plan is to advance our interests by providing for the grant to participants of equity-based awards.

Plan Administration. The 2013 Omnibus Plan is administered by our compensation committee. Our compensation committee has the authority to, among other things, interpret the 2013 Omnibus Plan, determine eligibility for, grant and determine the terms of awards under the 2013 Omnibus Plan, and to do all things necessary to carry out the purposes of the 2013 Omnibus Plan. Our compensation committee’s determinations under the 2013 Omnibus Plan are conclusive and binding.

Authorized Shares. Subject to adjustment, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2013 Omnibus Plan is 2,220,000. Shares of common stock to be issued under the 2013 Omnibus Plan may be authorized but unissued shares of common stock or previously-issued shares acquired by us. Any shares of common stock underlying awards that are settled in cash or otherwise expire, terminate, are not delivered or are forfeited prior to the issuance of common stock will again be treated as not issued under the 2013 Omnibus Plan.

Individual Limits. The maximum number of shares for which equity-based awards may be granted to any person in any calendar year is 450,000 shares. The maximum amount that may be paid to any person in any calendar year with respect to cash awards is $3,500,000.

Eligibility. Our compensation committee selects participants from among our key teammates, directors, and consultants who are in a position to make a significant contribution to our success. Eligibility for options intended to be incentive stock options (“ISOs”) is limited to our teammates or employees.

Types of Awards. The 2013 Omnibus Plan provides for grants of options, stock appreciation rights, restricted and unrestricted stock and stock units, performance awards, cash awards, and other awards convertible into or otherwise based on shares of our stock. Dividend equivalents may also be provided in connection with an award under the 2013 Omnibus Plan.

•	Stock options and stock appreciation rights: The exercise price of an option, and the base price against which a stock appreciation right is to be measured, may generally not be less than the fair market value (or, in the case of an ISO granted to a ten percent shareholder, 110% of the fair market value) of a share of common stock on the date of grant. Our compensation committee determines the time or times at which stock options or stock appreciation rights become exercisable and the terms on which such awards remain exercisable.

•	Restricted and unrestricted stock: A restricted stock award is an award of common stock subject to forfeiture restrictions, while an unrestricted stock award is not subject to restrictions.

•	Stock units: A stock unit award is denominated in shares of common stock and entitles the participant to receive stock or cash measured by the value of the shares in the future. The delivery of stock or cash under a stock unit may be subject to the satisfaction of performance conditions or other vesting conditions.

•	Performance awards: A performance award is an award the vesting, settlement or exercisability of which is subject to specified performance criteria.

•	Cash Awards: A cash award is an award denominated in cash.

Vesting. Our compensation committee has the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award.

Termination of Employment. Our compensation committee determines the effect of termination of employment or service on an award.

Performance Criteria. The 2013 Omnibus Plan provides that grants of performance awards may be based upon, and subject to achievement of, objective business criteria and shall otherwise meet the requirements of Section 162(m) of the Code, including the requirement that the level or levels of performance targeted by our compensation committee result in the achievement of performance goals being “substantially uncertain,” and that any performance goals shall relate to one or more of the following performance measures: market price of common stock, earnings per share of common stock, adjusted earnings per share of common stock, adjusted cash earnings per share of common stock, income, net income or profit (before or after taxes), economic profit, operating income, return on equity or stockholder equity, total shareholder return, market capitalization, enterprise value, cash flow (including but not limited to operating cash flow and free cash flow), cash position, return on assets or net assets, return on capital, return on invested capital, stockholder returns, economic value added, cash value added, earnings or net earnings (before or after interest, taxes, depreciation and/or amortization and allowing for the inclusion or exclusion of non-controlling interest expense), earnings from continuing operations, operating earnings, controllable profits, net patient revenues, net operating revenues, revenues growth, capital or investment, ratio of debt to debt plus equity, ratio of operating earnings to capital spending, new product or service line innovation, market share, cost reduction goals, inventory or supply chain management initiatives, budget comparisons, implementation or completion of specified projects or processes, objective measures of customer, physician or employee satisfaction, productivity, expense, margins, operating efficiency, working capital, the formation of joint ventures, research or development collaborations, the completion of other transactions, any other measure of financial performance that can be determined pursuant to United States generally accepted accounting principles, or any combination of any of the foregoing.

The 2013 Omnibus Plan provides that performance measures may relate to the performance of the plan participant, us, one of our subsidiaries, any business group, any of our business units or other subdivisions, or any combination of the foregoing, as our compensation committee deems appropriate, and may be expressed as an amount, as an increase or decrease over a specified period, as a relative comparison to the performance of a group of comparator companies or a published or special index, or any other measure of the selected performance criteria, as our compensation committee deems appropriate. Unless otherwise determined by our compensation committee, our compensation committee shall retain the ability to use negative discretion to reduce the amount of an award granted under the 2013 Omnibus Plan or to exclude any adverse impact and include the positive impact of unusual, nonrecurring or extraordinary items or expenses; items relating to financing activities; charges for restructurings; other non-operating items; discontinued operations; items related to the disposal of a business or segment of a business; the cumulative effect of changes in accounting treatment; items related to a change in accounting principle; items related to changes in applicable laws or business conditions; any impact of changes in foreign exchange rates and other changes in currency; any impact of impairment of tangible or intangible assets; any impact of the issuance or repurchase of equity securities or other changes in the number of outstanding shares of any class of our equity securities; any gain, loss, income or expense attributable to acquisitions or dispositions of stock or assets; items attributable to the business operations of any entity acquired by us during a performance period; stock-based compensation expense; in-process research and development expense; gain or loss from all or certain claims and/or litigation and insurance recoveries; and any other items, each determined by our compensation committee in accordance with generally accepted accounting principles and as identified in our audited financial statements, including any related notes to such financial statements.

Transferability. Awards under the 2013 Omnibus Plan may not be transferred except by will or by the laws of descent and distribution, unless (for awards other than ISOs) otherwise provided by our compensation committee.

Corporate Transactions. In the event of any merger, consolidation or similar transaction, our compensation committee shall, to the extent it deems appropriate, among other things, adjust each award outstanding on the date of such merger or consolidation so that it pertains and applies to the securities which a holder of the number of shares of our common stock subject to such award would have received in such merger or consolidation. In the event of a dissolution or liquidation, a sale of all or substantially all of our assets, or a merger, consolidation or similar transaction, our compensation committee may also, among other things, provide for the cancellation and cash-out of outstanding awards, or provide for the exchange of awards with respect to some or all of the property which a holder of common shares subject to such award would have received in the transaction or for securities of the acquirer or surviving entity. and to make equitable adjustments to such awards.

Adjustments. In the event of certain corporate transactions (including a stock dividend or split, recapitalization, merger, consolidation combination or exchange of shares or similar corporate change), our compensation committee will appropriately adjust the maximum aggregate number of shares that may be delivered under and the individual limits included in the 2013 Omnibus Plan, and will also make appropriate adjustments to the number and type of shares of shares subject to awards, the exercise price of such awards or any other terms of such awards as our compensation committee deems appropriate.

Amendment and Termination. Our compensation committee may amend or suspend the 2013 Omnibus Plan or outstanding awards, or terminate the 2013 Omnibus Plan as to future grants of awards, except that our compensation committee will not be able to alter the terms of an award if it would affect adversely a participant’s rights under the award without the participant’s consent (unless expressly provided in the 2013 Omnibus Plan). Stockholder approval will be required for any amendment to the extent such approval is required by law, including the Code or applicable NASDAQ requirements.

2012 Director Compensation

The following table sets forth information concerning the compensation earned by our directors during 2012. Compensation information for Mr. Hayek is included with that of our other Named Executive Officers.

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Total ($)
Todd B. Sisitsky	—	—	—
Thomas C. Geiser	25,000	30,000	55,000
Curtis S. Lane	25,000	30,000	55,000
Sharad Mansukani, M.D.	25,000	30,000	55,000
Jeffrey K. Rhodes	—	—	—

Under our current director compensation program, certain members of our board of directors who are not employees of us or of SCA are eligible to receive cash compensation for their services as a director as follows: Mr. Geiser, Mr. Lane and Dr. Mansukani each receive $12,500 in cash fees in arrears each quarter.

Directors are also eligible to receive grants of options pursuant to the Director Equity Plan. Option awards granted to directors are subject to time-based vesting, and become exercisable only upon the occurrence of a Liquidity Event (as defined in the Director Equity Plan) in which TPG achieves a minimum cash return on its original investment. The options granted pursuant to the Director Equity Plan may also accelerate vesting but not exercisability in the event of certain qualifying terminations (as defined in the Director Equity Plan).

Starting in 2012, in lieu of options we elected to make annual grants of REUs pursuant to Restricted Equity Unit Grant Agreements with each of our non-employee directors to provide such directors with an appropriate incentive to continue to provide services to us and to our affiliates and to improve our growth and profitability. The Restricted Equity Unit Grant Agreements entered into with each of Messrs. Geiser and Lane and Dr. Mansukani in 2012 provide that each director grantee will receive 20,690 Restricted Equity Units (which number of Restricted Equity Units does not reflect our conversion from a Delaware limited liability company to a Delaware corporation), each of which represents the right to receive one of our membership units. The Restricted Equity Units are subject to time-based vesting, with 50% of such units vesting on each of the first two anniversaries of the date of grant, subject to the grantee continuing to serve as a director on each vesting date. The grant date for such units was December 6, 2012, except that for purposes of vesting, the grant date is deemed to have been July 1, 2012. Grants of Restricted Equity Units are generally made to directors on an annual basis in an aggregate amount equal to $30,000. Vested Restricted Equity Units are settled for membership units or cash, at our discretion, upon the earlier of (i) the director ceasing to provide services as a director of the Company or (ii) a qualifying change in control of us or of SCA. Any portion of the Restricted Equity Units that remain unvested on the date that the director ceases to be a director for any reason will be forfeited, and the director will cease to have any rights with respect thereto.

On September 16, 2013, the board of directors of SCA resolved to pay the 2013 Cash Bonus Payment, a cash bonus to holders of vested options and REUs who continued to provide services to us on the date of payment, including Messrs. Geiser and Lane and Dr. Mansukani, equal to $0.241279 per vested option or REU. The board of directors of SCA resolved to adjust downward the exercise price of any unvested options by the same amount. Holders of unvested REUs did not receive a cash payment or any adjustment with respect to their unvested REUs. To the extent non-employee directors owned membership units outright, they also received a payment in respect of such membership units as a result of the 2013 Distribution.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. Pursuant to our related party transaction written policy, directors (including director nominees), executive officers and employees are required to report any transactions or circumstances that may create or appear to create a conflict between the personal interests of the individual and our interests, regardless of the amount involved. The audit committee of the board of directors is responsible for evaluating each related party transaction and making a recommendation to the disinterested members of the board of directors as to whether the transaction at issue is fair, reasonable and within our policy and whether it should be ratified and approved. The audit committee, in making its recommendation, considers various factors, including the benefit of the transaction to us, the terms of the transaction and whether they are at arm’s-length and in the ordinary course of our business, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. The audit committee reviews, at least annually, a summary of our transactions with our directors and officers and with firms that employ our directors, as well as any other related person transactions.

Prior to the adoption of the written policy, our board of directors used similar processes and controls to obtain information from our directors, executive officers and significant stockholders regarding related party transactions and then determined, based on the facts and circumstances, whether we or a related person had a direct or indirect material interest in these transactions. When considering potential transactions involving a related party, our officers notified our board of directors of the proposed transaction and the board of directors or a committee thereof discussed the transaction and the implications of engaging a related party. If the board of directors (or specified directors as required by applicable legal requirements) determined that the transaction was in our best interests, it voted to approve entering into the transaction with the applicable related party.

Other than compensation agreements and other arrangements which are described under “Executive Compensation” and the transactions described below, since January 1, 2010, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

Second Amended and Restated Limited Liability Company Operating Agreement of ASC Acquisition LLC

On August 22, 2007, we, the TPG Funds, MTS and certain other co-investors, including members of our management, entered into the second amended and related limited liability company operating agreement of ASC Acquisition LLC (the “Operating Agreement”). The Operating Agreement contains agreements among the parties including with respect to tag-along rights, drag-along rights, rights of first refusal, transfer restrictions and other corporate governance provisions, certain of these provisions are inapplicable to those persons that are also party to the Management Unit Holders’ Agreement (as defined herein). Pursuant to the Operating Agreement, our existing members purchased additional of our membership units on September 20, 2010, June 28, 2011, August 12, 2011 and September 23, 2011. See “Principal and Selling Stockholders” for additional information regarding the equity ownership currently held by our principal stockholders.

The Operating Agreement will terminate in connection with our conversion from a Delaware limited liability company to a Delaware corporation.

Management Unit Holders’ Agreement

On August 22, 2007, we and certain investors that are members of our management entered into the management unit holders’ agreement (the “Management Unit Holders’ Agreement”). The Management Unit Holders’ Agreement contains certain agreements among the parties including with respect to restrictions on transfer of interests in us, call rights in certain specified situations, drag-along rights and tag-along rights. In addition, all parties to the Management Unit Holders’ Agreement are subject to contractual lock-up provision during the 20 days prior and 180 days (or such longer period as we and the underwriters may agree) following the effective date of any underwritten public offering of our equity securities, including our current offering. The Management Unit Holders’ Agreement terminates if at least 20% of our total outstanding securities are registered and trading regularly occurs in such securities in or through the facilities of a securities exchange or inter-dealer quotation system, as is expected in this offering.

Conversion to Corporate Form

Prior to the closing of this offering, we will convert from a Delaware limited liability company to a Delaware corporation under the name Surgical Care Affiliates, Inc.

Stockholders’ Agreement

In connection with this offering, we expect to enter into the Stockholders’ Agreement with the TPG Funds that will provide that, so long as the Stockholders’ Agreement remains in effect, that the TPG Funds will have certain nomination rights to designate for nomination candidates for our board of directors. We are required to use our reasonable best efforts to cause the board of directors and the nominating and corporate governance committee to include such persons designated by the TPG Funds in the slate of nominees recommended by the board of directors for election by the stockholders.

As set forth in the Stockholders’ Agreement, for so long as the TPG Funds collectively own at least 50% of the shares of our common stock held by them at the closing of this offering, they will be entitled to designate for nomination a majority of the seats on our board of directors. When the TPG Funds collectively own less than 50% of the shares of our common stock held by them as of the closing of this offering, but collectively own at least 30% of the shares of our common stock held by them as of the closing of this offering, the TPG Funds will be entitled to designate for nomination three directors. When the TPG Funds collectively own less than 30% of the shares of our common stock held by them as of the closing of this offering, but collectively own at least 10% of the shares of our common stock held by them as of the closing of this offering, the TPG Funds will be entitled to designate for nomination two directors. Thereafter, the TPG Funds will be entitled to designate for nomination one director so long as they own at least 3% of the shares of our common stock held by them as of the closing of this offering.

However, if on or before the first anniversary of this offering, our board of directors is increased to nine members, and at such time the TPG Funds collectively own at least 50% of the shares of our common stock held by them as of the closing of this offering, the number of seats on our board of directors that the TPG Funds will be entitled to designate for nomination, as described above, will be increased by one seat, so long as the TPG Funds collectively own at least 20% of the shares of our common stock held by them as of the closing of this offering. When the TPG Funds collectively own less than 20% of the shares of our common stock held by them as of the closing of this offering, but collectively own at least 10% of the shares of our common stock held by them as of the closing of this offering, the TPG Funds will be entitled to designate for nomination two directors. Thereafter, the TPG Funds will be entitled to designate for nomination one director so long as they own at least 3% of the shares of our common stock held by them as of the closing of this offering.

In the event that the size of our board of directors is otherwise increased or decreased in size at any time, the nomination rights afforded to the TPG Funds will be proportionately adjusted as well, rounded up to the nearest whole person.

As our board of directors currently consists of seven members, in accordance with the Stockholders’ Agreement, the TPG Funds have designated Thomas Geiser, Sharad Mansukani, M.D., Todd Sisitsky and Jeffrey Rhodes as nominees of the TPG Funds to serve on our board of directors.

Registration Rights Agreement

In connection with this offering, we expect to enter into a new registration rights agreement with the TPG Funds, certain members of our management and our board of directors. The registration rights agreement will provide the TPG Funds with certain demand registration rights, including shelf registration rights, in respect of any shares of our common stock held by them, subject to certain conditions and limitations. The TPG Funds will be entitled to an unlimited number of demand registrations. In addition, in the event that we register additional shares of common stock for sale to the public following the completion of this offering, we will be required to give notice of such registration to the TPG Funds, certain members of management and our board of directors party to the registration rights agreement of our intention to effect such a registration, and, subject to certain limitations, include any shares of common stock requested to be included in such registration held by them. Upon request from the TPG Funds following the one year anniversary of this offering, we will undertake to file a shelf registration statement, and to use reasonable best efforts to have the shelf registration statement declared effective promptly and to remain effective until, subject to certain limitations, the earlier of the date on which all of the TPG Funds’ shares of common stock have been sold pursuant to a registration statement and the date no shares of common stock are held by the TPG Funds. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares of common stock pursuant to the registration rights agreement. The agreement will include customary indemnification provisions in favor of the TPG Funds and the members of management and our board of directors party to the agreement, any person who is or might be deemed a control person (within the meaning of the Securities Act or the Exchange Act) and related parties, including, without limitation, officers, directors and employees, against certain losses and liabilities (including reasonable costs of investigation and legal expenses) resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which such selling stockholder sells shares of our common stock, unless such liability arose from the applicable selling stockholder’s misstatement or omission and the applicable selling stockholder has agreed to indemnify us against losses caused by its misstatements or omissions, subject to certain limitations.

Management Services Agreement

We are party to a management services agreement with TPG Capital, L.P. (now TPG Capital Management) (“TPG Capital”), an affiliate of TPG, pursuant to which TPG Capital provides us with management, advisory and consulting services. In connection with our acquisition by TPG in 2007, SCA paid a transaction fee to TPG Capital of $10.0 million for services rendered in connection with the acquisition and for certain operating advice. Under this agreement, TPG Capital receives an annual management fee of $2.0 million, payable quarterly in advance on or before the start of each calendar quarter. TPG Capital is entitled to an additional fee in connection with any financing, acquisition, disposition, spin-off, split-off or change of control transactions involving us or any of our subsidiaries equal to customary fees charged by internationally-recognized investment banks for serving as financial advisor in similar transactions. In conjunction with a successful initial public offering or upon our sale, TPG Capital is also entitled to a fee payable under our management services agreement in an amount equal to $8.0 million. In addition, TPG Capital is entitled to reimbursement for out-of-pocket expenses incurred in connection with the provision of services under the management services agreement. In connection with the completion of this offering, TPG will terminate the management services agreement. The management services agreement includes customary exculpation and indemnification provisions in favor of the TPG Capital and their affiliates.

Pursuant to certain consulting arrangements, two of our current directors, Mr. Geiser and Dr. Mansukani, and one of our former directors, Leonard Schaeffer, provided certain consulting services to us, and as compensation for such services, a percentage of the annual management fee paid to TPG Capital was subsequently paid to each individually. Mr. Geiser received $325,000 in each of 2012, 2011 and 2010, respectively, and $162,500 during the six-months ended June 30, 2013. Dr. Mansukani received $250,000 in each of 2012, 2011 and 2010, respectively, and $125,000 during the six-months ended June 30, 2013. Until Mr. Schaeffer’s resignation from SCA’s board of directors in September 2011, he had received $425,000 in 2010 and $318,750 during the nine-months ended September 30, 2011. These consulting arrangements will terminate in connection with the completion of this offering.

Certain Relationships

During 2010, 2011, 2012 and during the six-months ended June 30, 2013, the law firm of Bradley Arant Boult Cummings LLP (“Bradley Arant”) provided certain legal services to us and SCA. We paid approximately $1.0 million, $865,000 and $923,000 in 2012, 2011 and 2010, respectively, and have paid approximately $600,000 during the six-months ended June 30, 2013 to Bradley Arant for the provision of legal services. The spouse of one of our executive officers, Mr. Sharff, is a partner at Bradley Arant.

In connection with the amendment of our Amended and Restated Credit Agreement on May 8, 2013, TPG Capital BD, LLC, an affiliate of TPG, served as an arranger for purposes of the amendment and was paid an arrangement fee in the amount of $486,750. In addition, TPG Capital BD, LLC will participate in the underwriting of the shares of our common stock offered pursuant to this prospectus. See “Underwriting (Conflicts of Interest)” for additional information.

From time to time, we do business with other companies affiliated with TPG. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arms-length basis.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of September 30, 2013 regarding the beneficial ownership of our common stock, giving effect to our conversion from a Delaware limited liability company to a Delaware corporation, by:

•	each person or group who beneficially owns more than 5% of our outstanding shares of common stock;

•	each selling stockholder;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. For purposes of calculating each person’s percentage ownership, common stock issuable pursuant to options exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the beneficial owner.

The percentage of beneficial ownership is based on 30,285,718 shares of common stock outstanding prior to this offering after giving effect to our conversion from a Delaware limited liability company to a Delaware corporation, 38,142,861 shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock and 38,142,861 shares of common stock to be outstanding after the completion of this offering, assuming exercise of the underwriters’ option to purchase additional shares of our common stock in full. The following table does not reflect any shares of our common stock that directors, officers and certain of our teammates may purchase in this offering through the directed share program described under “Underwriting (Conflicts of Interest).” Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Surgical Care Affiliates, Inc., 520 Lake Cook Road, Suite 250, Deerfield, Illinois 60015.

Option Agreement

In connection with the acquisition of SCA in 2007, we and HealthSouth entered into an option agreement whereby we granted HealthSouth an option to purchase our limited liability company interests or a different kind of equity security, into which the limited liability company interests are exchanged for or changed into, including shares of our common stock following our conversion from a Delaware limited liability company to a Delaware corporation, (collectively, “Units”) constituting 5% of the Units issued and outstanding as of the closing of the acquisition on a fully diluted basis, at a price equal to the original issuance price of the units subscribed for by the TPG Funds, MTS and certain other co-investors in connection with the acquisition plus a 15% annual premium, compounded annually. The option has a term of 10 years from June 29, 2007, and is exercisable upon certain customary liquidity events, including an initial public offering of our shares of common stock that results in 30% or more of our common stock being listed or traded on a national securities exchange. When exercisable, we believe that the option to purchase Units will have a strike price that will be below the price of the asset being purchased. This option agreement also includes customary tag-along, drag-along and piggyback registration rights.

	Prior to this Offering				After this Offering
					Assuming Underwriters’ Option to Purchase Additional Shares is Not Exercised		Assuming Underwriters’ Option to Purchase Additional Shares is Exercised in Full
	Number of Shares Beneficially Owned		Shares Offered		Number of Shares Beneficially Owned		Number of Shares Beneficially Owned
Name	Number of Shares	Percentage of Shares	Assuming Underwriters’ Option to Purchase Additional Shares is Not Exercised	Assuming Underwriters’ Option to Purchase Additional Shares is Exercised in Full	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares
5% Stockholders and Selling Stockholders
TPG Funds(1)	26,948,011	89.0%	1,670,799	3,007,095	25,277,212	66.3%	23,940,916	62.8%
MTS(2)	2,621,402	8.7%	163,005	293,375	2,458,397	6.4%	2,328,027	6.1%
Executive Officers and Directors
Andrew Hayek(3)	678,275	2.2%	24,391	24,391	653,884	1.7%	653,884	1.7%
Todd B. Sisitsky(4)	—	—	—	—	—	—	—	—
Thomas C. Geiser(5)	245,545	*	—	—	245,545	*	245,545	*
Frederick A. Hessler	—	—	—	—	—	—	—	—
Curtis S. Lane(6)	56,340	*	—	—	56,340	*	56,340	*
Sharad Mansukani, M.D.(7)	81,426	*	—	—	81,426	*	81,426	*
Jeffrey K. Rhodes(8)	—	—	—	—	—	—	—	—
Joseph T. Clark(9)	245,781	*	24,391	24,391	221,390	*	221,390	*
Peter Clemens(10)	87,804	*	—	—	87,804	*	87,804	*
Michael A. Rucker(11)	206,381	*	—	—	206,381	*	206,381	*
Richard L. Sharff, Jr.(12)	115,906	*	—	—	115,906	*	115,906	*
Executive Officers and Directors as a Group (11 Persons)(13)	1,717,458	5.4%	48,782	48,782	1,668,676	4.2%	1,668,676	4.2%
Additional Selling Stockholders
Richard G. Areen(14)	34,975	*	34,146	34,146	829	*	829	*
John T. Henley, Jr.(15)	17,187	*	2,927	2,927	14,260	*	14,260	*
Edwin J. Nighbert(16)	3,788	*	976	976	2,812	*	2,812	*
Additional Selling Stockholders (total)(17)	55,950	*	38,049	38,049	17,901	*	17,901	*

*	Less than 1%
(1)	The TPG Funds beneficially own an aggregate of 26,948,011 shares of common stock (the “TPG Shares”) consisting of: (a) 70,164 shares of common stock held by FOF V-A, a Delaware limited partnership, (b) 56,578 shares of common stock held by FOF V-B, a Delaware limited partnership, and (c) 26,821,269 shares of common stock held by TPG Partners V, a Delaware limited partnership. The general partner of each of FOF V-A, FOF V-B and TPG Partners V is TPG GenPar V, L.P., a Delaware limited partnership, whose general partner is TPG GenPar V Advisors, LLC, a Delaware limited liability company, whose sole members is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”). David Bonderman and James G. Coulter are officers and sole shareholders of Group Advisors and may therefore be deemed to be the beneficial owners of the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein. The address of each of Group Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(2)

Consists of shares of common stock held directly by MTS-SCA Acquisition LLC. MTS Health Investors II GP, LLC, the managing member of MTS-SCA Acquisition LLC, MTS Health Investors II GP Holdings, LLC, the managing member of MTS Health Investors II GP, LLC, MTS Health Partners LP, the managing member of MTS Health Investors II GP Holdings, LLC, and MTS Health Partners GP, LLC, the general partner of MTS Health Partners LP, may be deemed to share beneficial ownership of the shares held directly by MTS-SCA Acquisition LLC. Curtis S. Lane, who is one of our directors, is a managing member of MTS Health Partners GP, LLC, and may be deemed to have beneficial ownership of the shares held directly by MTS-SCA Acquisition LLC by virtue of his status with MTS Health Partners GP, LLC. Each of MTS Health Investors II GP, LLC, MTS Health Investors II GP Holdings, LLC, MTS Health Partners LP, MTS Health Partners GP, LLC and Mr. Lane disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interests therein. The principal business address of MTS-SCA Acquisition LLC, MTS Health Investors II GP, LLC, MTS Health Investors II GP Holdings, LLC, MTS Health Partners LP, MTS Health

Partners GP, LLC, and Mr. Lane is 623 Fifth Avenue, 14th Floor, New York, NY 10022. In addition, OCM Principal Opportunities Fund IV, L.P. is a member of and holds a majority in interest of the shares of MTS-SCA Acquisition LLC and may be deemed to share beneficial ownership of the shares held directly by MTS-SCA Acquisition LLC by virtue of its ability to indirectly control the decisions of MTS-SCA Acquisition LLC. OCM Principal Opportunities Fund IV GP, L.P., the general partner of OCM Principal Opportunities Fund IV, L.P., OCM Principal Opportunities Fund IV GP Ltd., the general partner of OCM Principal Opportunities Fund IV GP, L.P., Oaktree Fund GP I, L.P., the sole shareholder of OCM Principal Opportunities Fund IV GP Ltd., Oaktree Capital I, L.P., the general partner of Oaktree Fund GP I, L.P., OCM Holdings I, LLC, the general partner of Oaktree Capital I, L.P., Oaktree Holdings, LLC, the managing member of OCM Holdings I, LLC, Oaktree Capital Group, LLC, the managing member of Oaktree Holdings, LLC and the sole shareholder of Oaktree Holdings, Inc., Oaktree Capital Group Holdings GP, LLC, the sole manager of Oaktree Capital Group, LLC, Oaktree Capital Management, L.P., the investment advisor of OCM Principal Opportunities Fund IV, L.P., and Oaktree Holdings, Inc., the general partner of Oaktree Capital Management, L.P. (collectively with OCM Principal Opportunities Fund IV, L.P., the “Oaktree Entities”), may be deemed to share beneficial ownership of the shares held directly by MTS-SCA Acquisition LLC. Each of the Oaktree Entities disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interests therein. The principal business address of the Oaktree Entities is c/o Oaktree Capital Management, L.P. 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.
(3)	Includes 68,292 shares of common stock underlying Restricted Equity Units and 536,584 shares of common stock underlying options, each that are currently exercisable or exercisable within 60 days of September 30, 2013 for shares of common stock. All of the shares of common stock, Restricted Equity Units and options are owned by the Andrew Hayek 2008 Living Trust (of which Mr. Hayek is the sole trustee).
(4)	Todd B. Sisitsky, who is one of our directors, is a Partner of TPG. Mr. Sisitsky has no voting or investment power over and disclaims beneficial ownership of the TPG Shares. The address of Mr. Sisitsky is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(5)	Includes (a) 1,009 shares of common stock underlying Restricted Equity Units and 146,976 shares of common stock underlying options, each that are currently exercisable or exercisable within 60 days of September 30, 2013 for shares of common stock and (b) 97,560 shares of common stock owned by TDK Properties, L.P., which is a California limited partnership whose general partner and owner of 1% of its limited partnership interests is TDK Management Company, LLC, a California limited liability company whose sole member is the The Geiser Schweers Family Trust u/a/d 6/8/98, as amended, and whose trustees are Thomas C. Geiser and Donna L. Schweers. 99% of the limited partnership interest of TDK Properties, L.P. are held by The Geiser Schweers 2006 Irrevocable Insurance Trust dated August 14, 2006, whose trustee is Kim T. Schoknecht.
(6)	Includes 1,009 shares of common stock underlying Restricted Equity Units and 55,331 shares of common stock underlying options, each that are currently exercisable or exercisable within 60 days of September 30, 2013 for shares of common stock. Curtis S. Lane, who is one of our directors, is a managing member of MTS Health Partners GP, LLC and may be deemed to have beneficial ownership of the shares held directly by MTS-SCA Acquisition LLC by virtue of his status with MTS Health Partners GP, LLC. Mr. Lane disclaims beneficial ownership of the shares of common stock held by MTS-SCA Acquisition LLC, except to the extent of his pecuniary interest therein. The address for Mr. Lane is c/o MTS Health Partners, L.P. 623 Fifth Avenue, 14th Floor, New York, NY 10022.
(7)	Includes 1,009 shares of common stock underlying Restricted Equity Units and 80,417 shares of common stock underlying options, each that are currently exercisable or exercisable within 60 days of September 30, 2013 for shares of common stock.
(8)	Jeffrey K. Rhodes, who is one of our directors, is a Principal of TPG. Mr. Rhodes has no voting or investment power over and disclaims beneficial ownership of the TPG Shares. The address of Mr. Rhodes is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(9)	Includes 201,218 shares of common stock underlying options that are currently exercisable or exercisable within 60 days of September 30, 2013 for shares of common stock.
(10)	Includes 87,804 shares of common stock underlying options that are currently exercisable or exercisable within 60 days of September 30, 2013 for shares of common stock.

(11)	Includes 175,447 shares of common stock underlying options that are currently exercisable or exercisable within 60 days of September 30, 2013 for shares of common stock.
(12)	Includes 102,713 shares of common stock underlying options that are currently exercisable or exercisable within 60 days of September 30, 2013 for shares of common stock.
(13)	Includes Restricted Equity Units and options, each that are exercisable for shares of common stock as described in footnotes (3)-(12).
(14)	Includes 829 shares of common stock underlying options that are currently exercisable or exercisable within 60 days of September 30, 2013 for shares of common stock.
(15)	Includes 862 shares of common stock underlying options that are currently exercisable or exercisable within 60 days of September 30, 2013 for shares of common stock.
(16)	Includes 862 shares of common stock underlying options that are currently exercisable or exercisable within 60 days of September 30, 2013 for shares of common stock.
(17)	Includes options that are exercisable for shares of common stock as described in footnotes (14)-(16).

DESCRIPTION OF CERTAIN INDEBTEDNESS

We summarize below the principal terms of the agreements that govern our existing indebtedness. We refer you to the exhibits to the registration statement of which this prospectus forms a part for copies of agreements governing the indebtedness described below.

Senior Secured Credit Facilities

General

On June 30, 2011, we entered into the Amended and Restated Credit Agreement, which amends and restates our credit agreement dated as of June 29, 2007 among SCA, us, JPMorgan Chase Bank, N.A., as administrative agent, swing line lender and letter of credit issuer, J.P. Morgan Securities LLC, Barclays Capital and Goldman Sachs Bank USA, as Joint Bookrunners, and the other lenders from time to time party thereto. On May 8, 2013, we entered into an Incremental Amendment to the Amended and Restated Credit Agreement among SCA, us, JPMorgan Chase Bank, N.A., as administrative agent and the incremental lenders party thereto.

At June 30, 2013, the Senior Secured Credit Facilities consisted of the following:

•	a $132.3 million Class B Revolving Credit Facility, all of which remained undrawn as of June 30, 2013;

•	a $215.5 million Class B Term Loan; and

•	a $390.0 million Class C Incremental Term Loan.

Additionally, the Class B Revolving Credit Facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as swing line borrowings. At June 30, 2013, we had approximately $1.7 million in such letters of credit outstanding. In addition, our Amended and Restated Credit Agreement also provides us with the option to raise incremental credit facilities, subject to availability under a leverage ratio incurrence test.

Maturity Dates

The table below indicates the current maturity dates for each of our credit facilities.

Facility	Maturity Date
Class B Revolving Credit Facility	June 30, 2016
Class B Term Loan	December 30, 2017
Class C Incremental Term Loan	June 30, 2018

Interest Rate, Fees and Amortization

Borrowings under the Class B Revolving Credit Facility bear interest at a base rate or at LIBOR, as elected by SCA, plus a margin of 2.50% per annum for base rate borrowings or 3.50% for annum with respect to LIBOR borrowings. The base rate is determined by reference to the higher of (i) the prime rate of JPMorgan Chase Bank, N.A. and (ii) the federal funds effective rate plus 0.50%. The LIBOR rate is determined by reference to the interest rate for dollar deposits in the London interbank market for the interest period relevant to such borrowings.

Utilization of the Class B Revolving Credit Facility is subject to compliance with a total leverage ratio test. Under the Amended and Restated Credit Agreement, no utilization of the Class B Revolving Credit Facility may be outstanding (other than issuances of up to an aggregate of $5.0 million of letters of credit) at the end of any fiscal quarter in which the total leverage ratio, which is the ratio of consolidated total debt to consolidated

EBITDA (each as defined in the Amended and Restated Credit Agreement), as of the last day of such fiscal quarter, is greater than the relevant ratio set forth below:

Fiscal Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013	6.75 to 1.00	6.50 to 1.00	6.50 to 1.00	6.25 to 1.00
2014	6.00 to 1.00	6.00 to 1.00	5.75 to 1.00	5.50 to 1.00
2015	5.50 to 1.00	5.25 to 1.00	5.00 to 1.00	5.00 to 1.00
2016 and thereafter	4.75 to 1.00	4.75 to 1.00	4.75 to 1.00	4.75 to 1.00
Borrowings under the Class B Term Loan bear interest at a base rate or at LIBOR, as elected by SCA, plus a margin of 3.00% per annum for base rate borrowings or 4.00% per annum for LIBOR borrowings. The interest rate on the Class B Term Loan was 4.28% at June 30, 2013. SCA must repay the Class B Term Loan in quarterly installments equal to 0.25% of the original principal amount of the Class B Term Loan, with the remaining amount due in full at maturity.

Borrowings under the Class C Incremental Term Loan bear interest at a base rate or at LIBOR, as elected by SCA, plus a margin of 2.00% or 2.25% per annum for base rate borrowings (with a base rate floor of 2.00%) or 3.00% or 3.25% per annum for LIBOR borrowings (with a LIBOR floor of 1.00%), in each case depending on the total leverage ratio. The interest rate on the Class C Incremental Term Loan was 4.25% at June 30, 2013. SCA must repay the Class C Incremental Term Loan in quarterly installments equal to 0.25% of the original principal amount of the Class C Incremental Term Loan, with the remaining amount due in full at maturity.

In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, SCA is required to pay a commitment fee to the lenders under the Class B Revolving Credit Facility in respect of the unutilized commitments thereunder. The commitment fee rate for Class B Revolving Credit Facility is either 0.375% or 0.50%, depending on the senior secured leverage ratio. SCA is also required to pay letter of credit fees at a rate of 3.50% of the daily maximum amount available to be drawn under the issued letters of credit.

Prepayments

The Amended and Restated Credit Agreement requires SCA to prepay the Class B Term Loan and the Class C Incremental Term Loan with:

•	50% of SCA’s annual “excess cash flow” (with step-downs to 25% and 0%, as applicable, based upon SCA’s senior secured leverage ratio), subject to certain exceptions;

•	100% of the net cash proceeds of certain non-ordinary course asset sales or other dispositions, subject to reinvestment rights and certain exceptions; and

•	100% of the net cash proceeds of any incurrence of debt by SCA or any of its restricted subsidiaries, other than debt permitted to be incurred or issued under the Senior Secured Credit Facilities.

Notwithstanding any of the foregoing, each lender of the Class B Term Loan or the Class C Incremental Term Loan has the right to decline its pro rata share of mandatory prepayments described above, in which case SCA may retain the amounts so declined.

SCA may voluntarily reduce the unutilized portion of the commitments under the Class B Revolving Credit Facility and repay amounts outstanding under the Senior Secured Credit Facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans. All voluntary prepayments under the Senior Secured Credit Facilities will be applied as directed by SCA.

Collateral

The Senior Secured Credit Facilities are unconditionally guaranteed by (i) us and (ii) each of SCA’s intermediate holding companies (collectively clauses (i) and (ii), the “Guarantors”). In addition, other domestic, material wholly-owned restricted subsidiaries may become guarantors of such obligations in the future, which to the extent added would be included as Guarantors. Each Guarantor will be released automatically from its guarantee upon ceasing to be a wholly-owned subsidiary in accordance with the Amended and Restated Credit Agreement.

All of SCA’s obligations under the Amended and Restated Credit Agreement and certain secured hedging arrangements, all of our obligations as a Guarantor and all obligations of the Guarantors under their guarantees, are secured by substantially all of SCA’s assets and the Guarantors’ assets, including, subject to certain exceptions:

•	a pledge of 100% of SCA’s capital stock;

•	a pledge of the capital stock of each subsidiary directly held by SCA or any Guarantor, unless prohibited by law or contract; and

•	security interests in, and mortgages on, substantially all other tangible and intangible assets of SCA and the Guarantors.

Certain Covenants and Events of Default

The Senior Secured Credit Facilities contain a number of significant affirmative and negative covenants. Such covenants, among other things, restrict, subject to certain exceptions, SCA’s ability and the ability of its restricted subsidiaries to:

•	incur additional indebtedness, including guarantees and hedging obligations;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions or repurchase capital stock and other equity interests;

•	make investments, loans and advances, including acquisitions;

•	engage in certain transactions with affiliates;

•	make changes to the nature of the business; and

•	make prepayments of certain subordinated indebtedness, including the Senior Subordinated Notes.

Such covenants also restrict our ability, subject to certain exception, to create, incur or suffer to exist any liens on any equity interests of SCA.

The Amended and Restated Credit Agreement does not contain any financial maintenance covenants, except for the senior secured leverage ratio in connection with the utilization of the Class B Revolving Credit Facility.

In addition, the Amended and Restated Credit Agreement contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the Senior Secured Credit Facilities will be entitled to take various actions, including the acceleration of amounts due under the Senior Secured Credit Facilities and all actions permitted to be taken by a secured creditor. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might not be on terms as favorable as those in our existing agreements. Under such circumstances, there is also the potential our lenders would not grant relief to us which, among other things, would depend upon the state of the credit markets at that time. A default due to violation of the covenants contained within the Amended and Restated Credit Agreement, if not cured, could require us to immediately repay all amounts then outstanding, which would have a material adverse effect on us.

As of June 30, 2013, we believe we and SCA were in compliance with all covenants in the provisions contained in the documents governing the Senior Secured Credit Facilities.

Senior Subordinated Notes

General

On June 29, 2007, SCA and the Co-Issuer issued $150.0 million in aggregate principal amount of the 10.0% Senior Subordinated Notes due July 15, 2017. Interest on the Senior Subordinated Notes is payable on January 15 and July 15 of each year. At June 30, 2013, SCA and the Co-Issuer had $150.0 million outstanding under the Senior Subordinated Notes. All interest payments on the Senior Subordinated Notes are payable in cash.

The Senior Subordinated Notes are unconditionally guaranteed, jointly and severally, by each of SCA’s current and future wholly-owned domestic restricted subsidiaries that guarantees the Senior Secured Credit Facilities. Each guarantee issued in respect of the Senior Subordinated Notes is automatically released upon, without limitation, the release of the corresponding guarantee of the Senior Secured Credit Facilities.

Ranking

The Senior Subordinated Notes are SCA’s and the Co-Issuer’s senior unsecured subordinated obligations. The Senior Subordinated Notes:

•	rank equally in right of payment to all of SCA’s, the Co-Issuer’s and the guarantors’ existing and future senior subordinated indebtedness;

•	rank senior in right of payment to all of SCA’s, the Co-Issuer’s and the guarantors’ existing and future subordinated indebtedness;

•	are effectively subordinated in right of payment to all of SCA’s, the Co-Issuer’s and the guarantors’ existing and future senior indebtedness, including all borrowings under the Senior Secured Credit Facilities;

•	are effectively subordinated in right of payment to all of SCA’s, the Co-Issuer’s and the guarantors’ secured indebtedness, including the Senior Secured Credit Facilities, to the extent of the value of the collateral securing such indebtedness; and

•	are effectively subordinated in right of payment to existing and future indebtedness and other liabilities, including trade payables, of SCA’s subsidiaries that do not guarantee the Senior Subordinated Notes.

Optional Redemption

SCA and the Co-Issuer may redeem some or all of the Senior Subordinated Notes at the redemption prices listed below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning of July 15 of each of the years indicated below.

Year	Percentage
2013	103.333%
2014	101.667%
2015 and thereafter	100.000%

Change of Control Offer

Upon the occurrence of a change of control (as defined in the Indenture), SCA and the Co-Issuer will be required to make an offer to purchase the Senior Subordinated Notes at 101.0% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of the holders of the Senior Subordinated Notes of record on the relevant record date to receive interest due on the relevant interest payment date.

Certain Covenants and Events of Default

The Indenture contains certain covenants that, with certain exceptions and qualifications, limit the ability of SCA, the Co-Issuer and the restricted subsidiaries’ to, among other things:

•	incur or guarantee additional indebtedness and issue certain types of preferred stock;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated indebtedness;

•	create liens on assets;

•	make investments;

•	sell assets;

•	engage in transactions with affiliates;

•	create restrictions on the ability of the restricted subsidiaries to pay dividends or make other payments to SCA; and

•	consolidate, merge or transfer substantially all of SCA’s assets.

The Indenture also provides for certain events of default which, if any of them were to occur, would permit or require the principal and accrued interest, if any, on the Senior Subordinated Notes to become or be declared due and payable (subject, in some cases, to specified grace periods).

As of June 30, 2013, we believe that SCA and the Co-Issuer were in compliance with all covenants and the provisions contained in the Indenture for the Senior Subordinated Notes.

We intend to redeem all of the outstanding Senior Subordinated Notes with the net proceeds to us from this offering plus, if necessary, cash on hand. See “Use of Proceeds.”

Capital Lease Obligations

We engage in a significant number of leasing transactions, including real estate, medical equipment, computer equipment and other equipment utilized in operations. At December 31, 2012 and June 30, 2013, we had $17.3 million and $19.3 million of capital lease obligations outstanding, respectively. Certain leases that meet the lease capitalization criteria have been recorded as an asset and liability at the net present value of the minimum lease payments at the inception of the lease. Interest rates used in computing the net present value of the lease payments generally range from 2.3% to 10.1% based on the incremental borrowing rate at the inception of the lease. Our leasing transactions include arrangements for equipment with major equipment finance companies and manufacturers who retain ownership of the equipment during the term of the lease, and with a variety of both small and large real estate owners.

DESCRIPTION OF CAPITAL STOCK

On or prior to the completion of the offering, we will convert from a Delaware limited liability company (ASC Acquisition LLC) into a Delaware corporation (Surgical Care Affiliates, Inc.). See “Prospectus Summary — Our Reorganization as a Corporation.” This “Description of Capital Stock” describes the capital stock of Surgical Care Affiliates, Inc. and its consolidated subsidiaries after the conversion.

The following descriptions are summaries of the material terms of our Certificate of Incorporation and By-Laws. These descriptions contain all information which we consider to be material, but may not contain all of the information that is important to you. To understand them fully, you should read our Certificate of Incorporation and By-Laws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The summary below is qualified in its entirety by reference to our Certificate of Incorporation and By-Laws. The terms of these securities may also be affected by the DGCL.

Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depositary, the depositary or its nominee will be the sole registered and legal owner of those shares, and references in this prospectus to any “stockholder” or “holder” of those shares means only the depositary or its nominee. Persons who hold beneficial interests in our shares through a depositary will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depositary or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depositary or its nominee. Owners of beneficial interests in those shares will have to look solely to the depositary with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depositary, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depositary.

Authorized Capitalization

Following our conversion to a Delaware corporation in connection with this offering, our capital structure consists of 180,000,000 authorized shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. After giving effect to our conversion from a Delaware limited liability company to a Delaware corporation and upon completion of this offering, there will be 38,142,861 outstanding shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock, and 38,142,861 outstanding shares of common stock assuming exercise in full of the underwriters’ option to purchase additional shares of our common stock and no outstanding shares of preferred stock.

Common Stock

After giving effect to our conversion from a Delaware limited liability company to a Delaware corporation, there will be approximately 42 holders of record of our common stock.

The holders of our common stock are entitled to such dividends as our board of directors may declare from time to time from legally available funds, based on the number of shares of common stock then held of record by such holder, subject to the preferential rights of the holders of any shares of preferred stock that we may issue in the future. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by the stockholders, subject to the restrictions described below under the caption “— Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our By-Laws and Delaware Law.”

Our Certificate of Incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares are not able to elect any directors, subject to our obligations under our Stockholders’ Agreement. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are, and the shares offered by us in this offering will be, fully paid and non-assessable. Holders of our common stock have no preemptive rights, conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

No shares of our preferred stock are currently outstanding. Under our Certificate of Incorporation, our board of directors, without further action by our stockholders, is authorized to issue shares of preferred stock in one or more classes or series. The board may fix or alter the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of us. We currently have no plans to issue any shares of preferred stock.

Stockholders’ Agreement

For a description of the Stockholders’ Agreement that we will enter into with the TPG Funds, see “Certain Relationships and Related Party Transactions — Stockholders’ Agreement.”

Registration Rights

For a description of the registration rights we will grant to the TPG Funds and certain members of our management and our board of directors, see “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our By-Laws and Delaware Law

Our Certificate of Incorporation and By-Laws contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by the stockholders. These provisions include:

Classified Board. Our Certificate of Incorporation provides that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our Certificate of Incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by the board of directors provided that, the board of directors shall consist of not fewer than five individuals, nor more than 11 individuals. Our board of directors will initially have seven members.

Authorized but Unissued or Undesignated Capital Stock. Our authorized capital stock consists of 180,000,000 shares of common stock and 20,000,000 shares of preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our board of directors to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of us. This possibility may encourage persons seeking to acquire control of us to negotiate first with our board of directors. The authorized but unissued stock may be issued by the board of directors in one or more transactions. In this regard, our Certificate of Incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change of control. The preferred stock could also be used in connection with the issuance of a shareholder rights plan, sometimes referred to as a “poison pill.” Our board of directors is able to implement a shareholder rights plan without further action by our stockholders. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Action by Written Consent. Our Certificate of Incorporation provides that stockholder action can be taken only at an annual meeting or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once TPG ceases to beneficially own more than 50% of the outstanding shares of our common stock.

Special Meetings of Stockholders. Our Certificate of Incorporation provides that special meetings of our stockholders may be called only by our board of directors or the chairman of the board of directors; provided, however, at any time when TPG beneficially owns at least 50% of the outstanding shares of our common stock, special meetings of our stockholders may also be called by the board of directors or the chairman of the board of directors at the request of TPG. Our By-Laws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Advance Notice Procedures. Our By-Laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not earlier than the opening of business 120 days prior, and not later than the close of business 90 days before, the first anniversary date of the immediately preceding annual meeting of stockholders. Our By-Laws also specify requirements as to the form and content of a stockholder’s notice. Under our By-Laws, the board of directors may adopt by resolution the rules and regulations for the conduct of meetings. Except to the extent inconsistent with such rules and regulations adopted by the board of directors, the chairman of the meeting of stockholders shall have the right to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to TPG so long as the Stockholders’ Agreement with the TPG Funds remains in effect. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.

Super Majority Approval Requirements. Our Certificate of Incorporation and By-Laws provide that the board of directors is expressly authorized to adopt, make, alter, amend or repeal our By-Laws without a stockholder vote in any matter not inconsistent with the laws of the state of Delaware. For as long as TPG beneficially owns at least 50% of the outstanding shares of our common stock, any adoption, alteration, amendment or repeal of our By-Laws by our stockholders requires the affirmative vote of the holders of a majority of the voting power of our outstanding common stock. At any time when TPG beneficially owns less than 50% of the outstanding shares of our common stock, any adoption, alteration, amendment, or repeal of our By-Laws by our stockholders requires the affirmative vote of holders of at least 66 2⁄3% of the voting power of our outstanding common stock.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares then entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our Certificate of Incorporation provides that at any time when TPG beneficially owns less than 50% of the outstanding shares of our common stock, certain specified provisions in our Certificate of Incorporation, including those relating to actions by written consent of stockholders, calling of special meetings by stockholders, amendment of the Certificate of Incorporation and By-Laws, and the provision relating to business combinations, may be amended only by a vote of at least 66 2⁄3% of the voting power of our outstanding common stock. In addition, our Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of our outstanding common stock shall be required to amend, alter or repeal those provisions providing for, among certain other things, a classified board and outlining the requirements for the number and removal of directors.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or of us, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts.

Removal of Directors. Until the point in time at which TPG no longer beneficially owns shares representing at least 50% of the outstanding shares of our common stock, any director may be removed from office at any time, with or without cause, by holders of a majority of the voting power of our outstanding common stock. Our Certificate of Incorporation provides that, after the point in time at which TPG no longer beneficially owns shares representing at least 50% of the outstanding shares of our common stock, our directors may be removed only for cause by the affirmative vote of at least 66 2⁄3% of the voting power of our outstanding common stock. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Business Combinations with Interested Stockholders. We have opted out of the provisions of Section 203 of the DGCL, which regulates corporate takeovers; however, our Certificate of Incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding shares entitled to vote generally in the election of directors at the time the transaction commenced; or

•	on or after such time, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding shares entitled to vote generally in the election of directors that are not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding shares entitled to vote generally in the election of directors or any entity or person affiliated with or controlling or controlled by any of these entities or persons and who beneficially owned 15% or more of our outstanding shares entitled to vote generally in the election of directors at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder or an entity or person affiliated with or controlling or controlled by any of these entities or persons.

Our Certificate of Incorporation provides that TPG, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Certificate of Incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain entities and individuals associated with us. Our Certificate of Incorporation provides that, to the fullest extent permitted by law, TPG or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will not have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that TPG or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates, may take any such opportunity for themselves or offer it to another person or entity and shall not be liable to us or any of our affiliates, subsidiaries or stockholders for breach of any duty as a stockholder, director or officer or otherwise for pursuing or acquiring such opportunity.

Limitations on Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation limits the liability of our directors to the fullest extent permitted by the DGCL and requires that we will provide them with customary indemnification. We expect to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf. We currently maintain management liability insurance in the aggregate amount of $10.0 million, excess director and officer liability insurance in the aggregate amount of $10.0 million and Side A director and officer liability insurance in the aggregate amount of $10.0 million. We expect to increase our directors’ and officers’ liability insurance coverage in connection with the completion of this offering.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Listing

We have applied to have our common stock listed on the NASDAQ under the symbol “SCAI.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Although we expect the shares of our common stock to be approved for listing on the NASDAQ, we cannot assure you that a significant public market for our common stock will develop or be sustained. We cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities. See “Risk Factors — Risks Related to this Offering — If we or our existing investors sell additional shares of our common stock after this offering, the market price of our common stock could decline.”

Upon completion of this offering and our conversion from a Delaware limited liability company to a Delaware corporation, we will have 38,142,861 shares of common stock issued and outstanding (and 38,142,861 shares if the underwriters exercise their option to purchase additional shares of our common stock in full). All of the 9,777,778 shares of our common stock (or 11,244,444 shares if the underwriters exercise their option to purchase additional shares of our common stock in full) offered by us and the selling stockholders pursuant to this prospectus will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144. All remaining shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act (“Rule 701”), additional shares will be available for sale as set forth below.

We expect 28,365,083 shares of our common stock or 26,898,417 shares if the underwriters’ option to purchase additional shares of our common stock is exercised if full to become eligible for future sale in the public market pursuant to Rule 144 at varying times after six months from the date of this prospectus.

Directed Share Program

The underwriters have reserved for sale at the initial public offering price up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers and certain of our teammates. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock.

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers, the TPG Funds and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock, file or cause to be filed a registration statement covering shares of common stock or any securities that are convertible into, exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to do any of the foregoing, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc. For additional information, including regarding certain exceptions to which this agreement is subject, see “Underwriting (Conflicts of Interest).”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three-months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then-outstanding, which will equal 381,429 shares immediately after this offering; and

•	the average weekly trading volume in our common stock during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and the availability of current public information about us. Upon completion of the 180-day lock-up period, subject to any extension of the lock-up period, approximately 28,365,083 shares or 26,898,417 shares if the underwriters’ option to purchase additional shares of our common stock is exercised in full of our outstanding restricted securities will be eligible for sale under Rule 144 subject to limitations on sales by affiliates.

Rule 701

In general, under Rule 701, most of our teammates, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Registration Rights

For a description of the registration rights we will grant to the TPG Funds and certain members of our management and our board of directors, see “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

TO NON-U.S. HOLDERS

The following discussion is a summary of certain U.S. federal income and estate tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders. A “Non-U.S. Holder” means a person (other than a partnership) that is not a citizen or resident of the United States, a U.S. domestic corporation, or a person that would otherwise be subject to U.S. federal income tax on a net income basis in respect of such common stock. This discussion deals only with our common stock held as capital assets by holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including persons that will hold shares of our common stock in connection with a U.S. trade or business or a U.S. permanent establishment, hold more than 5% of our common stock, are a “controlled foreign corporation” or a “passive foreign investment company”, or are otherwise subject to special treatment under the provisions of the Code. You should consult your own tax advisors about the tax consequences of the purchase, ownership and disposition of our common stock in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of any changes in applicable tax laws.

Furthermore, this summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax or estate tax consequences different from those discussed below. This discussion does not address any other U.S. federal tax considerations (such as gift tax) or any state, local or non-U.S. tax considerations.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends on our common stock. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under “Sale, Exchange or Other Taxable Disposition of Common Stock.”

Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or such other payor a valid IRS Form W-8BEN or other documentary evidence establishing your entitlement to the lower treaty rate with respect to such payments. Additional withholding may be required in respect of dividends paid to you, as described below under “Additional Withholding Tax Relating to Foreign Accounts.”

If you are subject to withholding at a rate in excess of a reduced rate for which you are eligible under a tax treaty or otherwise, you may be able to obtain a refund of or credit for any amounts withheld in excess of the applicable rate. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the common stock.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless you are an individual present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and certain other requirements are met. If you are such an individual, you will generally be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition that may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). In certain circumstances withholding may be required in respect of such gains, as described below under “Additional Withholding Tax Relating to Foreign Accounts.”

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. You may be subject to backup withholding for dividends paid to you and in certain circumstances proceeds from the sale of your shares of our common stock unless you certify under penalty of perjury that you are a Non-U.S. Holder or otherwise establish an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Tax Relating to Foreign Accounts

After June 30, 2014, withholding will be required at a rate of 30% on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale or other disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify these requirements. Accordingly, the entity through which our common stock is held may affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale or other disposition of, our common stock held by a Non-U.S. holder that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners.” We will not pay any additional amounts to holders of our common stock in respect of any amounts withheld. Prospective investors should consult their tax advisors regarding the possible implications of these rules for their investment in our common stock.

U.S. Federal Estate Tax

Shares of our common stock held (or deemed held) by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING (CONFLICTS OF INTEREST)

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters dated the date of this prospectus. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Barclays Capital Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
BMO Capital Markets Corp.
SunTrust Robinson Humphrey, Inc.
TPG Capital BD, LLC

Total	9,777,778

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers and certain of our teammates. The sales will be made by J.P. Morgan Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Any shares sold in the directed share program to our directors, executive officers or certain of our significant stockholders shall be subject to the lock-up agreements described below.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to 1,466,666 additional shares of common stock from certain of the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares of common stock from certain of the selling stockholders. If any shares are purchased with this option to purchase additional shares of common stock, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by us		Paid by the selling stockholders
	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per Share	$	$	$	$
Total(1)	$	$	$	$

(1)	We have agreed to reimburse the underwriters for certain accountable expenses in connection with any filing with, and clearance of the offering by, FINRA (provided that the application fees and the fees and disbursements of counsel incurred in connection with such FINRA filings shall not exceed $50,000 in the aggregate).

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, legal and accounting expenses and transfer agent and registrar expenses, but excluding the underwriting discounts and commissions, will be approximately $5.0 million.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder, any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans and certain other limited exceptions.

Our directors and executive officers, the TPG Funds and the selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, including those acquired through our directed share program, or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our common stock listed on the NASDAQ under the symbol “SCAI.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of our common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of our common stock, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares of our common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (the “FSMA”) (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented and agreed that:

(1)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(2)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(1)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(2)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(3)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Certain underwriters and/or their affiliates, including Barclays Capital, Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC, are lenders and/or agents under our Senior Secured Credit Facilities. TPG Capital BD, LLC served as an arranger in connection with our Amended and Restated Credit Agreement. In addition, Goldman, Sachs & Co. and J.P. Morgan Securities LLC acted as joint book-running managers in connection with the offering of our Senior Subordinated Notes. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

Affiliates of TPG Capital BD, LLC, an underwriter of this offering, will own in excess of 10% of our issued and outstanding common stock following our conversion into a Delaware corporation. Therefore, a “conflict of interest” is deemed to exist under FINRA Rule 5121(f)(5)(B). In addition, because the TPG Funds are affiliates of TPG Capital BD, LLC and, as selling stockholders, will receive more than 5% of the net proceeds of this offering, a “conflict of interest” is also deemed to exist under FINRA Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares will be made to any discretionary account over which TPG Capital BD, LLC exercises discretion without the prior specific written approval of the account holder. See “Use of Proceeds.”

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and certain healthcare regulatory matters will be passed upon for us by Bradley Arant Boult Cummings LLP, Birmingham, Alabama. Cravath, Swaine & Moore LLP, New York, New York will act as counsel to the underwriters.

EXPERTS

The consolidated financial statements of ASC Acquisition LLC as of December 31, 2012 and December 31, 2011 and for each of the three years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of ASC Operators, LLC as of December 31, 2012 and December 31, 2011 and for each of the three years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Beltway Surgery Centers, LLC, Eagle Highlands Surgery Center, LLC, Senate Street Surgery Center, LLC, Indiana Endoscopy Centers, LLC, Ball Outpatient Surgery Center, LLC, and Riley Outpatient Surgery Center, LLC as of December 31, 2010 and for the fiscal year-ended December 31, 2010 included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of Health Inventures, LLC as of December 31, 2012, and for the fiscal year-ended December 31, 2012, included in this prospectus have been audited by BKD, LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited combined financial information of Health Inventures, LLC as of and for the three-months ended March 31, 2013 and 2012, included in this prospectus, BKD, LLP, independent auditors, have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their separate report thereon appearing elsewhere herein, they did not audit and they do not express an opinion on that interim combined financial information. Because of the limited nature of the review procedures applied, the degree of reliance on their report on such information should be restricted. BKD, LLP, independent auditors, are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim combined financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the independent auditors within the meaning of Section 7 and 11 of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information contained in the registration statement and the exhibits and schedules included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We intend to make this information available on the investors relations section of our website, www.scasurgery.com. Information on, or accessible through, our website is not part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

ADDITIONAL INFORMATION

In response to questions from an investor, we are providing the following additional information in this prospectus.

1.	Question: What is the key driver of the losses on a GAAP net income basis over the past few years? When will GAAP net income be more comparable to adjusted net income?

Answer: There are a few key drivers of the historic losses that are non-cash in nature. First, we have been amortizing definite-lived intangibles on the non-consolidated deals. We expect that amortization expense for definite-lived intangibles attributable to equity method investments will be slightly higher for the year-ended December 31, 2013 than for the year-ended December 31, 2012 and will decrease in future periods, however, the actual amounts of definite-lived intangibles will depend on the amounts of intangibles at facilities we acquire in the future. The amortization expense for definite-lived intangible assets attributable to equity method investors for the year-ended December 31, 2012 and the six-months ended June 30, 2013 was $20.3 million and $10.0 million, respectively.

In addition, we have had non-cash impairments and losses on sales/disposals of centers as we continue to reposition the portfolio of centers inherited along with the carve out from HealthSouth in 2007 (primarily in two-way centers, which are centers that are co-owned by our company and by physician partners but without a health system partner). When TPG bought our company, additional goodwill was allocated to the centers based on the purchase price paid. This goodwill has to be considered or written down as we reposition the portfolio which has resulted in non-cash expenses. We expect that most of the non-cash impairments and losses on sales and disposals of centers that were part of the original portfolio of facilities as part of the 2007 acquisition of our company have been taken, however we expect that certain impairments and losses on sales and disposals will continue.

We expect GAAP net income to become a bit closer the Adjusted net income until we release our valuation allowance, which could be as early as sometime next year. However, that determination has not yet been made and will depend on a number of factors. On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. While we have concluded that a full valuation allowance continued to be appropriate as of June 30, 2013, we are continually monitoring actual and forecasted earnings. If there is a change in management’s assessment of the amount of deferred income tax assets that is realizable, adjustments to the valuation allowance will be made in future periods.

If we determine it is appropriate to release the valuation allowance, we expect our income from continuing operations before income tax expense will increase and be more in line with our Adjusted net income; and our effective tax rate will be approximately 40%, which will reduce its consolidated net income. However, this tax expense is non-cash in nature (due to our new operating losses), so we will add that back for purposes of calculating Adjusted net income.

2.	Question: When hospital partners consolidate, what has that meant for SCA? Could big chunks of business be lost in continued hospital M&A or does the ownership structure protect SCA in that event?

Answer: We are generally partnered with the consolidators, so consolidation has been a positive, rather than a negative for us. Also, our existing facilities would endure in their structure post consolidation if there were a sale.

3.	Question: You mention disputes with physician partners in the prospectus – how often does this occur? What are the disputes typically about? Do they happen more often in the 2 or 3-way joint ventures?

Answer: There is always some base level of disputes from time to time. They would typically revolve around a physician retiring and us exercising our ability to buy-out their equity at the time they retire, or our not selling more equity to a particular surgeon. Once in a while, we end up in a debate regarding the percentage of equity that SCA owns and physicians wanting that equity to be lower than would usually be the case in a two-way deal. There will always be some base level of disputes occurring in a broad portfolio, with the approximately 2,000 physician partners as of June 30, 2013 and approximately 5,700 physicians who utilized our facilities in 2012, and we don’t see the amount of disputes increasing.

4.	Question: Why don’t all of your ASC arrangements comply with all requirements of the ASC safe harbor for anti-kickback? Is that normal? It seems OIG has blessed ASC joint ventures between non-profit hospitals and surgeons? But what about adding the third party, SCA?

Answer: In cases where one of our subsidiaries is an investor in the partnership or limited liability company that owns the facility, and we or our subsidiary provide management and other services to the facility, our arrangements with physician investors do not meet all of the specific terms of the ASC safe harbor or any other safe harbor.

For “multi-specialty” surgery centers, one provision of the safe harbor, among others, requires at least one-third of the Medicare-eligible outpatient surgery procedures performed by each physician investor for the previous fiscal year or previous twelve-month period must be performed at the surgery center in which the investment is made.

In order to help assure that we meet this requirement, we ask our partners to certify once a year that they have complied with this requirement, but we do not have a mechanism to know for sure that they have in fact brought one-third of their cases to the surgery center. Where we know or strongly believe that they have not, we will generally pursue corrective action, including, ultimately, buying out their equity (which, then, could turn into a “dispute” with the particular physician, as referenced in the answer to question #3 above).”

For more information on the safe harbor see “Business – Government Regulation – Federal Anti-Kickback Statute” and “Risk Factors — Risks Related to Healthcare Regulation — Our surgical facilities do not satisfy the requirements for any of the safe harbors under the Anti-Kickback Statute. If we fail to comply with the Anti-Kickback Statute, we could be subject to criminal and civil penalties, loss of licenses and exclusion from governmental programs, which may result in a substantial loss of revenues.” in this prospectus.

5.	Question: Have you provided any guide posts around the relationships between adjusted net income and free cash flow going forward? 30-40% of EBITDA and 1.5x adjusted net income similar to history? Analyst seemed to suggest free cash flow could jump to $80 million in 2014 which seemed high to me.

Answer: We expect free cash flow (which is cash flows from operating activities less capital expenditures and distributions to partners) as a percentage of Adjusted EBITDA-NCI will increase in 2014 (excluding the impact of capital expenditures associated with opening de novo centers) primarily as a result of the reduction in interest expense by $15 million from our redemption of our Senior Subordinated Notes in connection with the offering. Free cash flow as a percentage of Adjusted EBITDA-NCI will fluctuate in any period based on capital requirements, interest expense and timing of distributions to our partners.

We do have some opportunities to grow through adding de novo centers and we are expanding a couple of existing centers currently. This will show up as capital expense (which we expect will increase in the fourth quarter of 2013 and in 2014 as we add new de novo facilities), reducing our free cash flow. We anticipate making capital expenditures in de novo centers where we expect attractive returns on our investment.

6.	Question: Why did salaries & benefits tick up notably as a percent of revenue in 2012?

Answer: We have been adding support services expenses to support our growth. We had further investments in information technology, development, operations, strategy and clinical during 2012. Some of this continues this year.

7.	Question: Analysts have modeled interest expense around $31-32 million in 2014, which is down $25-30 million from 2012/2013 trends. How do I reconcile that $25-30 million with what looks like only $15 million of interest expense savings from paying down the $150 million of 10% debt?

Answer: We took out $165M in 8.875% PIK-election Notes in June 2013, which also will reduce our annual interest expense. We will probably finance some of the de novo activity at the center level, and for the consolidated portfolio, we have to show all the debt and interest expense for those projects even though we guarantee only part of that debt. Our guarantee of facility level debt typically is in proportion to our ownership interest in the facility. For more information on our guarantees of facility debt, please see Note 5 to our consolidated financial statements included in this prospectus.

8.	Question: Who are the members of the audit committee? Do any have accounting backgrounds?

Answer: We just added a new audit committee chair, who is a CPA by training and was the head of Citigroup Global Markets Inc.’s Not-For-Profit Health Care Investment Banking Group. Mr. Hessler is a CPA and was a partner at Ernst & Young LLP earlier in his career. Please see Mr. Hessler’s biographical information included in this prospectus under “Management.”

9.	Question: I have heard that some hospitals are buying ASCs and converting them to outpatient departments and then getting higher Medicare reimbursement as a result. Would SCA be involved or exposed to this trend at all?

Answer: We see ASC to hospital-license conversions particularly in small towns with one hospital. This is a negative for us, in that we can get squeezed out of a market. On the flipside, we do manage outpatient departments, including freestanding outpatient departments, for health system partners. The impact of this phenomenon is reflected in our historical financial statements. We expect the impact in future periods to be substantially similar.

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements of ASC Acquisition LLC
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets — December 31, 2012 and December 31, 2011	F-3
Consolidated Statements of Operations — For the years-ended December 31, 2012, December 31, 2011 and December 31, 2010	F-4
Consolidated Statements of Comprehensive Income (Loss) — For the years-ended December 31, 2012, December 31, 2011 and December 31, 2010	F-5
Consolidated Statements of Changes in Equity — For the years-ended December 31, 2012, December 31, 2011 and December 31, 2010	F-6
Consolidated Statements of Cash Flows — For the years-ended December 31, 2012, December 31, 2011 and December 31, 2010	F-7
Notes to Consolidated Financial Statements	F-9

Unaudited Financial Statements of ASC Acquisition LLC
Condensed Consolidated Balance Sheets — June 30, 2013 and December 31, 2012	F-51
Condensed Consolidated Statements of Operations — For the six-months ended June 30, 2013 and June 30, 2012	F-52
Condensed Consolidated Statements of Comprehensive Income (Loss) — For the six-months ended June 30, 2013 and June 30, 2012	F-53
Condensed Consolidated Statements of Changes in Equity — For the six-months ended June 30, 2013 and June 30, 2012	F-54
Condensed Consolidated Statements of Cash Flows — For the six-months ended June 30, 2013 and June 30, 2012	F-55
Notes to Condensed Consolidated Financial Statements	F-56

Audited Financial Statements of ASC Operators, LLC
Report of Independent Auditors	F-74
Consolidated Balance Sheets	F-75
Consolidated Statements of Operations	F-76
Consolidated Statements of Changes in Equity	F-77
Consolidated Statements of Cash Flows	F-78
Notes to Financial Statements	F-79

Audited Combined Financial Statements of Beltway Surgery Centers LLC; Eagle Highlands Surgery Center, LLC; Senate Street Surgery Center, LLC; Indiana Endoscopy Centers, LLC; Ball Outpatient Surgery Center, LLC; and Riley Outpatient Surgery Center, LLC

Report of Independent Auditors	F-86
Combined Balance Sheet	F-87
Combined Statement of Income	F-88
Combined Statement of Changes in Members’ Equity	F-89
Combined Statement of Cash Flows	F-90
Notes to Combined Financial Statements	F-91

Unaudited Combined Financial Statements of Beltway Surgery Centers, LLC, Eagle Highlands Surgery Center, LLC, Senate Street Surgery Center, LLC, Indiana Endoscopy Centers, LLC, Ball Outpatient Surgery Center, LLC, and Riley Outpatient Surgery Center, LLC

Combined Balance Sheets as of June 30, 2011 and 2010	F-102
Combined Statements of Income for the six-months ended June 30, 2011 and 2010	F-103
Combined Statements of Changes in Members’ Equity for the six-months ended June 30, 2011 and 2010	F-104
Combined Statements of Cash Flows for the six-months ended June 30, 2011 and 2010	F-105
Notes to Unaudited Combined Interim Financial Statements	F-106

Audited Combined Financial Statements of Health Inventures, LLC
Independent Auditor’s Report	F-112
Combined Balance Sheet	F-113
Combined Statement of Income	F-114
Combined Statement of Members’ Equity	F-115
Combined Statement of Cash Flows	F-116
Notes to Combined Financial Statements	F-117

Unaudited Combined Financial Statements of Health Inventures, LLC
Independent Auditor’s Review Report	F-129
Combined Balance Sheets as of March 31, 2013 and 2012	F-130
Combined Statement of Income for the three-months ended March 31, 2013 and 2012	F-131
Combined Statement of Members’ Equity for the three-months ended March 31, 2013 and 2012	F-132
Combined Statement of Cash Flows for the three-months ended March 31, 2013 and 2012 Notes to Combined Financial Statements	F-133 F-134

Report of Independent Auditors

Report of Independent Registered Public Accounting Firm

To the Members of ASC Acquisition LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows present fairly, in all material respects, the financial position of ASC Acquisition LLC and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama

July 22, 2013

ASC Acquisition LLC

Consolidated Balance Sheets

(In thousands of U.S. dollars)

	DECEMBER 31 2012	DECEMBER 31 2011
Assets
Current assets
Cash and cash equivalents	$118,740	$71,265
Restricted cash	27,639	24,050
Accounts receivable, net of allowance for doubtful accounts (2012—$5,951; 2011—$9,494)	79,361	86,007
Receivable from nonconsolidated affiliates	22,883	12,057
Prepaids and other current assets Current assets related to discontinued operations	14,395 1,455	18,271 3,394

Total current assets	264,473	215,044
Property and equipment, net of accumulated depreciation (2012—$77,991; 2011—$57,884)	179,916	174,364
Goodwill	706,495	679,463
Intangible assets, net of accumulated amortization (2012—$20,963; 2011—$20,154) Deferred debt issue costs	48,091 11,131	45,786 14,104
Investment in and advances to nonconsolidated affiliates	194,299	212,608
Other long-term assets Assets related to discontinued operations	2,268 2,503	4,141 10,943

Total assets (a)	$1,409,176	$1,356,453

Liabilities and Equity

Current liabilities
Current portion of long-term debt	$15,220	$16,236
Accounts payable	23,412	23,241
Accrued payroll	19,061	20,165
Accrued interest	13,709	13,748
Accrued distributions	24,805	23,612
Payable to nonconsolidated affiliates	58,926	34,708
Deferred income tax liability	580	423
Other current liabilities Current liabilities related to discontinued operations	17,597 468	14,986 1,768

Total current liabilities	173,778	148,887
Long-term debt, net of current portion	774,516	769,083
Deferred income tax liability	100,708	93,480
Other long-term liabilities	21,191	19,744
Liabilities related to discontinued operations	397	2,458

Total liabilities (a)	1,070,590	1,033,652

Commitments and contingent liabilities (Note 16)
Noncontrolling interests—redeemable (Note 9)	21,709	20,215

Equity
ASC Acquisition’s equity
Contributed capital	310,019	313,781
Accumulated other comprehensive loss	(8,327)	(9,313)
Accumulated deficit	(157,309)	(137,299)

Total ASC Acquisition’s equity	144,383	167,169

Noncontrolling interests—non-redeemable (Note 9)	172,494	135,417

Total equity	316,877	302,586

Total liabilities and equity	$1,409,176	$1,356,453

(a)	Our consolidated assets as of December 31, 2012 include total assets of a variable interest entity (VIE) of $29.1 million which can only be used to settle the obligations of the VIE. Our consolidated total liabilities as of December 31, 2012 include total liabilities of the VIE of $1.4 million for which the creditors of the VIE have no recourse to us. See further description in Note 3, Summary of Significant Accounting Policies.

See Notes to Consolidated Financial Statements.

ASC Acquisition LLC

Consolidated Statements of Operations

(In thousands, except per unit data)

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Net operating revenues:
Net patient revenues	$716,191	$694,393	$698,552
Management fee revenues	17,804	11,291	6,705
Other revenues	16,146	13,654	9,761

Total net operating revenues	750,141	719,338	715,018
Equity in net income of nonconsolidated affiliates	16,767	22,236	15,297
Operating expenses:
Salaries and benefits	242,744	222,628	217,234
Supplies	170,278	160,962	172,938
Other operating expenses	118,720	114,859	113,051
Depreciation and amortization Occupancy costs	41,661 26,757	40,456 26,615	37,398 27,744
Provision for doubtful accounts	16,888	18,265	17,318
Impairment of intangible and long-lived assets	1,086	—	—
(Gain) loss on disposal of assets	(306)	(764)	366

Total operating expenses	617,828	583,021	586,049

Operating income	149,080	158,553	144,266
Interest expense	58,842	56,040	52,635
Interest income	(315)	(432)	(1,550)
Loss (gain) on sale of investments	7,100	(3,878)	(2,059)

Income from continuing operations before income tax expense	83,453	106,823	95,240
Provision for income tax expense	8,345	20,367	14,578

Income from continuing operations	75,108	86,456	80,662
Loss from discontinued operations, net of income tax expense	(2,761)	(2,976)	(11,139)

Net income	72,347	83,480	69,523

Less: Net income attributable to noncontrolling interests	(92,357)	(93,157)	(84,432)

Net loss attributable to ASC Acquisition	$(20,010)	$(9,677)	$(14,909)

Basic and diluted net loss per unit attributable to ASC Acquisition
Continuing operations attributable to ASC Acquisition	$(.05)	$(.02)	$(.02)
Discontinued operations attributable to ASC Acquisition	$(.01)	$(.01)	$(.03)

Net loss per unit attributable to ASC Acquisition	$(.06)	$(.03)	$(.05)
Basic weighted average units outstanding	310,981	300,807	288,453

Diluted weighted average units outstanding	310,981	300,807	288,453

Pro forma basic and diluted net loss per unit attributable to ASC Acquisition (unaudited) (see Note 3)	$(.06)
Units outstanding used to compute pro forma basic and diluted net loss per unit attributable to ASC Acquisition	345,026

See Notes to Consolidated Financial Statements.

ASC Acquisition LLC

Consolidated Statements of Comprehensive Income (Loss)

(In thousands of U.S. dollars)

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Net income	$72,347	$83,480	$69,523
Other comprehensive income (loss):
Unrealized gain (loss) on interest rate swaps	2,075	3,997	(1,895)
Amortization of unrecognized loss to interest expense	(1,089)	—	—

Total other comprehensive income (loss)	986	3,997	(1,895)
Comprehensive income	73,333	87,477	67,628
Comprehensive income attributable to noncontrolling interests	(92,357)	(93,157)	(84,432)

Comprehensive loss attributable to ASC Acquisition	$(19,024)	$(5,680)	$(16,804)

See Notes to Consolidated Financial Statements.

ASC Acquisition LLC

Consolidated Statements of Changes in Equity

(In thousands of U.S. dollars)

	CONTRIBUTED CAPITAL	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT	TOTAL ASC ACQUISITION EQUITY	NONCONTROLLING INTERESTS— NON-REDEEMABLE	TOTAL EQUITY
Balance at December 31, 2009	$289,132	$(11,415)	$(112,713)	$165,004	$118,093	$283,097
Member contributions	1,039	—	—	1,039	—	1,039
Net (loss) income	—	—	(14,909)	(14,909)	60,380	45,471
Other comprehensive loss	—	(1,895)	—	(1,895)	—	(1,895)
Stock compensation	1,282	—	—	1,282	—	1,282
Net change in equity related to amendments in agreements with noncontrolling interests (Note 9)	—	—	—	—	2,787	2,787
Net change in equity related to purchase/ (sale) of ownership interests	(6,066)	—	—	(6,066)	2,160	(3,906)
Contributions from noncontrolling interests	—	—	—	—	1,621	1,621
Change in distribution accrual	—	—	—	—	495	495
Distributions to noncontrolling interests	—	—	—	—	(58,325)	(58,325)

Balance at December 31, 2010	$285,387	$(13,310)	$(127,622)	$144,455	$127,211	$271,666

Member contributions	22,071	—	—	22,071	—	22,071
Net (loss) income	—	—	(9,677)	(9,677)	68,358	58,681
Other comprehensive income	—	3,997	—	3,997	—	3,997
Stock compensation	1,680	—	—	1,680	—	1,680
Net change in equity related to amendments in agreements with noncontrolling interests (Note 9)	—	—	—	—	491	491
Net change in equity related to purchase/(sale) of ownership interests Contributions from noncontrolling interests	4,643 —	— —	— —	4,643 —	2,045 272	6,688 272
Change in distribution accrual	—	—	—	—	(1,633)	(1,633)
Distributions to noncontrolling interests	—	—	—	—	(61,327)	(61,327)

Balance at December 31, 2011	$313,781	$(9,313)	$(137,299)	$167,169	$135,417	$302,586

Net (loss) income	—	—	(20,010)	(20,010)	67,745	47,735
Other comprehensive income	—	986	—	986	—	986
Stock compensation	1,719	—	—	1,719	—	1,719
Net change in equity related to purchase/(sale) of ownership interests	(5,481)	—	—	(5,481)	39,744	34,263
Contributions from noncontrolling interests	—	—	—	—	22	22
Change in distribution accrual	—	—	—	—	(504)	(504)
Distributions to noncontrolling interests	—	—	—	—	(69,930)	(69,930)

Balance at December 31, 2012	$310,019	$(8,327)	$(157,309)	$144,383	$172,494	$316,877

See Notes to Consolidated Financial Statements.

ASC Acquisition LLC

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Cash flows from operating activities
Net income	$72,347	$83,480	$69,523
Loss from discontinued operations	2,761	2,976	11,139
Adjustments to reconcile net income to net cash provided by operating activities
Provision for doubtful accounts	16,888	18,265	17,318
Depreciation and amortization	41,661	40,456	37,398
Amortization of deferred issuance costs	2,980	2,762	2,544
Impairment of long-lived assets	1,086	—	—
Realized loss (gain) on sale of investments	7,100	(3,878)	(2,059)
(Gain) loss on disposal of assets	(306)	(764)	366
Equity in net income of nonconsolidated affiliates	(16,767)	(22,236)	(15,297)
Distributions from nonconsolidated affiliates	38,652	27,067	16,419
Deferred income tax	7,385	22,238	20,600
Stock compensation	1,719	1,680	1,282
(Increase) decrease in assets, net of business combinations
Accounts receivable	(9,581)	(28,769)	(22,359)
Other assets	(24,645)	(667)	(12,836)
Increase (decrease) in liabilities, net of business combinations
Accounts payable	(768)	(233)	522
Accrued payroll	(1,124)	234	1,180
Accrued interest	(560)	112	6,745
Other liabilities	32,417	24,482	16,004
Other, net	251	(1,727)	(342)
Net cash (used in) provided by operating activities of discontinued operations	(304)	(150)	(4,373)

Net cash provided by operating activities	171,192	165,328	143,774

Cash flows from investing activities
Capital expenditures	(28,445)	(32,936)	(28,702)
Proceeds from sale of businesses	10,198	—	—
Proceeds from sale of investment	4,335	—	—
Proceeds from disposal of assets	474	2,908	2,749
Proceeds from sale of equity interests of nonconsolidated affiliates	14,980	—	3,301
Proceeds from sale of equity interests of consolidated affiliates in deconsolidation transactions	4,251	3,216	8,277
Decrease in cash related to conversion of consolidated affiliates to equity interests	(1,034)	(706)	(278)
Increase in cash related to conversion of equity interests to consolidated affiliates	49	—	—
Net change in restricted cash	(3,923)	9,042	(4,032)
Net settlements on interest rate swap	(6,081)	(8,533)	(10,230)
Business acquisitions, net of cash acquired of $4,337	(2,845)	(873)	(17,044)
Purchase of equity interests in nonconsolidated affiliates	(14,521)	(130,506)	—
Purchase of equity interest in deconsolidation transaction	(1,576)	—	—
Net cash provided by investing activities of discontinued operations	2,334	534	56

Net cash used in investing activities	$(21,804)	$(157,854)	$(45,903)

See Notes to Consolidated Financial Statements.

ASC Acquisition LLC

Consolidated Statements of Cash Flows

(Continued)

(In thousands of U.S. dollars)

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Cash flows from financing activities
Checks issued in excess of bank balance	$—	$(6,342)	$(766)
Member contributions	—	22,071	1,039
Borrowings under line of credit arrangements and long-term debt, net of Issuance costs	4,010	100,656	—
Principal payments on line of credit arrangements and long-term debt	(8,865)	(6,354)	(4,733)
Principal payments under capital lease obligations	(6,189)	(4,672)	(2,669)
Distributions to noncontrolling interests of consolidated affiliates	(94,163)	(84,700)	(82,594)
Contributions from noncontrolling interests of consolidated affiliates	22	37	1,621
Proceeds from sale of equity interests of consolidated affiliates	7,596	15,197	3,290
Repurchase of equity interests of consolidated affiliates	(6,500)	(6,186)	(13,683)
Net cash provided by (used in) financing activities of discontinued operations	2,004	485	(1,611)

Net cash (used in) provided by financing activities	(102,085)	30,192	(100,106)

Change in cash and cash equivalents	47,303	37,666	(2,235)
Cash and cash equivalents at beginning of period	71,265	33,603	35,634
Cash and cash equivalents of discontinued operations at beginning of period	116	112	316
Less: Cash and cash equivalents of discontinued operations at end of period	56	(116)	(112)

Cash and cash equivalents at end of period	$118,740	$71,265	$33,603

Supplemental cash flow information:
Cash paid during the year for interest	$55,483	$52,728	$42,308
Supplemental schedule of noncash investing and financing activities
Property and equipment acquired through capital leases and installment purchases	7,714	10,046	2,571
Goodwill attributable to sale of surgery centers	9,066	—	693
Net investment in consolidated affiliates that became equity method facilities	712	10,337	14,254
Noncontrolling interest associated with conversion of consolidated affiliates to equity method affiliates	3,019	3,466	9,664
Contributions (non-cash) from noncontrolling interests of consolidated affiliates	—	272	—
Conversion of equity method affiliate to consolidated affiliate financed through the issuance of debt	7,221	—	—
Equity interest purchase in nonconsolidated affiliates via withheld distributions	10,462	—	—
Debt to equity conversion of nonconsolidated affiliate	5,027	—	—

See Notes to Consolidated Financial Statements.

ASC Acquisition LLC

Notes to Consolidated Financial Statements

(Dollar amounts in tables are in thousands of U.S. dollars unless otherwise indicated)

Unless the context otherwise indicates or requires, the terms “ASC Acquisition,” “we,” “us,” “our,” and “Company” refer to ASC Acquisition LLC and its subsidiaries and the term “Surgical Care Affiliates” refers to Surgical Care Affiliates, LLC, our direct operating subsidiary.

1. DESCRIPTION OF BUSINESS

Nature of Operations and Ownership of the Company

ASC Acquisition LLC, a Delaware limited liability company, was formed on March 23, 2007, primarily to own and operate a network of multi-specialty ambulatory surgery centers (“ASCs”) and surgical hospitals in the United States of America. The Company is owned by an investor group that includes TPG Partners V, L.P. (“TPG”), members of our management and other investors. As of December 31, 2012, the Company had an interest in and/or operated 143 ASCs and four surgical hospitals in 32 states, with a concentration of facilities in California and Indiana. Our ASCs and surgical hospitals primarily provide the facilities, equipment and medical support staff necessary for physicians to perform non-emergency surgical and other procedures in various specialties, including orthopedics, ophthalmology, gastroenterology, pain management, otolaryngology (ear, nose and throat, or “ENT”), urology and gynecology, as well as other general surgery procedures. At our ASCs, physicians perform same-day surgical procedures. At our surgical hospitals, physicians perform a broader range of surgical procedures, and patients may stay in the hospital for several days.

Business Structure

We operate our facilities through strategic relationships with physicians and often with healthcare systems that have strong local market positions and reputations for clinical excellence. The facilities in which we hold an ownership interest are owned by general partnerships, limited partnerships, limited liability partnerships or limited liability companies in which the Company serves as the general partner, limited partner, managing member or member. We account for our 147 facilities as follows:

AS OF DECEMBER 31, 2012
Consolidated facilities	87
Equity method facilities	52
Managed only facilities	8

Total facilities	147

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting, and the accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Such financial statements include the assets, liabilities, revenues and expenses of all wholly owned subsidiaries and majority-owned subsidiaries over which we exercise control and, when applicable, entities in which we have a controlling financial interest.

2. TRANSACTIONS, DECONSOLIDATIONS AND CLOSURES

Acquisitions

During the year-ended December 31, 2012, we acquired noncontrolling interests in seven ASCs for aggregate consideration of $24.7 million. Additionally, we acquired a noncontrolling interest in a de novo ASC for consideration of $0.8 million.

Effective November 1, 2012, we purchased a controlling interest in a multi-specialty surgery center located in Southern California (“New ASC”) for $6.0 million and entered into a management services agreement with New ASC. In connection with that transaction, an existing consolidated facility (“existing ASC”) contributed substantially all assets and liabilities to New ASC and ceased operations. Because New ASC and existing ASC were both under our control at the date of the transaction, we did not recognize any gains or losses relating the cessation of operations of existing ASC. The initial purchase accounting allocation for this transaction is preliminary.

Effective December 27, 2012, the Company completed a transaction whereby we contributed our interest in two consolidated facilities (“ASC Acquisition facilities”) and $1.6 million to a newly formed entity that is jointly owned by us and a California health system (the “JV”). Concurrently, the California health system contributed its controlling interest in a facility (“Health System facility”) to the JV. We also entered into management services agreements with the facilities contributed to the JV. As a result of the transaction, the operations of one of the contributed ASC Acquisition facilities were merged with and into the Health System facility; the Health System facility was the surviving entity. Accordingly, two facilities remain as a result of the transaction. We have a noncontrolling interest in the surviving facilities, which are presented under the equity method of accounting. The net effect of these contributions resulted in the Company recording a loss of approximately $3.3 million, related to the conversion of the two ASC Acquisition facilities into an equity method investment. The loss on this transaction is recorded in Loss (gain) on sale of investments in the accompanying consolidated statement of operations. The initial purchase accounting allocation for this transaction is preliminary.

Also during the year-ended December 31, 2012, we acquired a controlling interest in an ASC that was previously accounted for as an equity method investment. This acquisition was financed through the issuance of a $7.2 million note payable.

Deconsolidations

During the year-ended December 31, 2012, we completed one deconsolidation transaction. In the transaction, we sold a controlling equity interest in an ASC and transferred certain control rights to a health system. We retained a noncontrolling interest in this affiliate. We received proceeds of approximately $4.3 million and recorded a pre-tax gain of approximately $2.0 million, which was primarily related to the revaluation of our remaining investment in this affiliate to fair value. The gain on this transaction is recorded in Gain on sale of investments in the accompanying consolidated statements of operations.

During the year-ended December 31, 2011, we completed four separate deconsolidation transactions. In three of these transactions, we sold a controlling equity interest, and transferred certain control rights to a health system. We retained a noncontrolling interest in these entities. In the other transaction, we transferred certain control rights to partners in the entity and retained a noncontrolling interest in this entity. In the aggregate, we received proceeds of approximately $3.2 million and recorded a pre-tax gain of approximately $3.9 million, which was primarily related to the revaluation of our remaining investment in these entities to fair value. The gain on these transactions is recorded in Gain on sale of investments in the accompanying consolidated statements of operations.

During the year-ended December 31, 2010, we completed five deconsolidation transactions similar to those described above. We received proceeds of approximately $8.3 million and recorded a pre-tax gain of approximately $1.5 million, which was primarily related to the revaluation of our remaining investment in the entities to fair value. The gain on these transactions is recorded in Gain on sale of investments in the accompanying consolidated statements of operations.

Fair values for the retained noncontrolling interests are primarily estimated based on the best available evidence, including third-party valuations we have obtained in connection with such transactions and/or the amount of proceeds received for the controlling equity interest sold. Our continuing involvement as an equity method investor and manager of the facilities precludes classification of these transactions as discontinued operations.

Closures and Sales

During the year-ended December 31, 2012, we closed three ASCs. We recorded a pre-tax loss of approximately $3.2 million as a result of the closures. The loss on these transactions is recorded in the Loss from discontinued operations, net of income tax in the accompanying consolidated statement of operations. We also wrote off approximately $2.2 million of goodwill related to one closure. No facilities were closed during the year-ended December 31, 2011.

During the year-ended December 31, 2012, we sold all of our interest in three ASCs. We recorded a pre-tax gain of approximately $1.5 million as a result of the sales. The gain on these transactions is recorded in the Loss from discontinued operations, net of income tax in the accompanying consolidated statement of operations. We wrote off approximately $3.6 million of goodwill related to the sales. No facilities were sold during the year-ended December 31, 2011.

During the year-ended December 31, 2012, we sold our investment in an equity method affiliate. We received proceeds of approximately $15.0 million and recorded a pre-tax loss of approximately $5.8 million. The gain on these transactions is recorded in Loss (gain) on sale of investments in the accompanying consolidated statement of operations.

Option Agreement

In 2007, substantially all of our operations, which previously comprised the Surgery Centers Division of HealthSouth Corporation (“HealthSouth”), were purchased by ASC Acquisition (the “Transaction”). In connection with the Transaction, ASC Acquisition and HealthSouth entered into an Option Agreement whereby ASC Acquisition granted HealthSouth an option to purchase limited liability company interests (“Units”) of ASC Acquisition constituting 5% of the Units issued and outstanding as of the closing of the Transaction on a fully diluted basis, at a price equal to the original issuance price of the Units subscribed for by TPG in connection with the Transaction plus a 15% annual premium, compounded annually. The option has a term of 10 years from June 29, 2007, and is exercisable upon certain customary liquidity events and includes customary tag-along, drag-along and piggyback registration rights.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities (“VIEs”) for which we are the primary beneficiary. All significant intercompany transactions and accounts have been eliminated.

We evaluate partially owned subsidiaries and joint ventures held in partnership form using authoritative guidance, which includes a framework for evaluating whether a general partner(s) or managing member(s) controls an affiliate and therefore should consolidate it. The framework includes the presumption that general partner or managing member control would be overcome only when the limited partners or members have certain rights. Such rights include the right to dissolve or liquidate the limited partnership (“LP”), limited liability partnership (“LLP”) or limited liability company (“LLC”) or otherwise remove the general partner or managing member “without cause,” or the right to effectively participate in significant decisions made in the ordinary course of business of the LP, LLP or LLC. To the extent that any noncontrolling investor has rights that inhibit our ability to control the affiliate, including substantive veto rights, we do not consolidate the affiliate.

We use the equity method to account for our investments in affiliates with respect to which we do not have control rights but have the ability to exercise significant influence over operating and financial policies. Assets, liabilities, revenues and expenses are reported in the respective detailed line items on the consolidated financial statements for our consolidated affiliates. For our equity method affiliates, assets and liabilities are reported on a net basis in Investment in and advances to nonconsolidated affiliates on the consolidated balance sheets, and revenues and expenses are reported on a net basis in Equity in net income of nonconsolidated affiliates on the consolidated statements of operations. This difference in accounting treatment of equity method affiliates impacts certain financial ratios of the Company.

Variable Interest Entities

In order to determine if we are the primary beneficiary of a VIE for financial reporting purposes, we consider whether we have the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and whether we have the obligation to absorb losses or the right to receive returns that would be significant to the VIE. We consolidate a VIE when we are the primary beneficiary.

In the fourth quarter of 2012, the Company entered into a transaction whereby we transferred our interest in two consolidated facilities and $1.3 million to an entity (the “future JV”) wholly owned by a health system in Texas in exchange for a $6.7 million promissory note. Concurrently, the health system transferred its interest in a facility it controlled to the future JV. The promissory note has a fixed interest rate of 4% plus a variable component that is dependent on the earnings of the future JV. The promissory note contains a conversion feature that allows us to convert the promissory note to a 49% equity interest in the future JV at our option upon the occurrence of the renegotiation of certain contractual arrangements. We also entered into management services agreements with the facilities controlled by the future JV. As a result of the financial interest in the earnings of the future JV held by us via the promissory note and the powers granted us in the promissory note and the management services agreements, we have determined, that the future JV is a variable interest entity for which we are the primary beneficiary. As a result, we consolidated the future JV as of October 1, 2012.

The carrying amounts and classifications of the assets and liabilities of the future JV, which are included in our December 31, 2012 consolidated balance sheet, were as follows:

DECEMBER 31 2012
Assets
Current assets
Accounts receivable, net	$1,867
Other current assets	4,635

Total current assets	6,502

Property and equipment, net	5,630
Goodwill	11,203
Intangible assets	5,792

Total assets	$29,127

Liabilities
Current liabilities
Accounts payable and other current liabilities	$1,348

Total current liabilities	1,348

Other long-term liabilities	88

Total liabilities	$1,436

The assets of the consolidated VIE can only be used to settle the obligations of the VIE.

Reclassifications

Certain amounts in the consolidated financial statements for prior periods have been reclassified to conform to the current period presentation. Such reclassifications primarily relate to facilities we closed or sold or that meet the criteria to be held for sale, which qualify for reporting as discontinued operations.

We revised the presentation of Equity in net income of nonconsolidated affiliates in the Consolidated Statements of Operations so that it directly follows Total net operating revenues. The revision has no accounting impact; rather, it only impacts the order in which the components of the Consolidated Statements of Operations are presented.

In our consolidated balance sheet as of December 31, 2011, we adjusted $6.6 million of deferred income tax liabilities related to Property, net from current liabilities to long-term liabilities. Also in our consolidated balance sheet as of December 31, 2011 we adjusted $3.7 million of Noncontrolling interests—redeemable to Noncontrolling interests—non-redeemable. We do not believe these revisions are material to our previously issued financial statements. See Note 13, Income Taxes and Note 9, Noncontrolling Interests, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include, but are not limited to: (1) allowance for contractual revenue adjustments; (2) allowance for doubtful accounts; (3) asset impairments, including goodwill; (4) depreciable lives of assets; (5) useful lives of intangible assets; (6) economic lives and fair value of leased assets; (7) provision for income taxes, including valuation allowances; (8) reserves for contingent liabilities; and (9) reserves for losses in connection with unresolved legal matters. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluation as considered necessary. Actual results could differ from those estimates.

Risks and Uncertainties

ASC Acquisition operates in a highly regulated industry and is required to comply with extensive and complex laws and regulations at the federal, state and local government levels. These laws and regulations relate to, among other things:

•	licensure, certification and accreditation;

•	coding and billing for services;

•	relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws;

•	quality of medical care;

•	use and maintenance of medical supplies and equipment;

•	maintenance and security of medical records;

•	acquisition and dispensing of pharmaceuticals and controlled substances; and

•	disposal of medical and hazardous waste.

Many of these laws and regulations are expansive, and we do not have the benefit of significant regulatory or judicial interpretation of them. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our investment structure, facilities, equipment, personnel, services, capital expenditure programs, operating procedures and contractual arrangements.

If we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our ASCs and surgical hospitals and (3) exclusion or suspension of one or more of our ASCs and surgical hospitals from participation in Medicare, Medicaid and other federal and state healthcare programs.

Historically, the United States Congress and some state legislatures have periodically proposed significant changes in regulations governing the healthcare system. Many of these changes have resulted in limitations on and, in some cases, significant reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. Because we receive a significant percentage of our revenues from Medicare, such proposed changes in legislation might have a material adverse effect on our financial position, results of operations and cash flows, if any such changes were to occur.

Certain of our operating agreements have termination dates by which the agreement expires by its terms. In these situations, if we wish to continue the business, we would attempt to negotiate an amendment to the agreement and if necessary, to renegotiate material terms of the agreement, to prevent such termination. We have one agreement involving one facility with a termination date in 2013 and two agreements involving three facilities with termination dates in 2014.

In addition, certain of our partnership and operating agreements contain provisions that give our partners or other members rights that include, but are not limited to, rights to purchase our interest, rights to require us to purchase the interests of our partners or other members or rights requiring the consent of our partners and other members prior to our transferring our ownership interest in a facility or prior to a change in control of us or certain of our subsidiaries.

Almost all of our partnership and operating agreements contain restrictions on actions that we can take, even though we may be the general partner or the managing member, including rights of our partners and other members to approve the sale of substantially all of the assets of the entity, to dissolve the partnership or LLC, and to amend the partnership or operating agreement. Many of our agreements also restrict our ability in certain instances to compete with our existing facilities or with our partners. Where we hold only a limited partner or a non-managing member interest, the general partner or managing member may take certain actions without our consent, although we typically have certain protective rights to approve major decisions, such as the sale of substantially all of the assets of the entity, the dissolution of the partnership or LLC, and the amendment of the partnership or operating agreement.

As discussed in Note 16, Commitments and Contingent Liabilities, we are a party to a number of lawsuits. We cannot predict the outcome of litigation filed against us. Substantial damages or other monetary remedies assessed against us could have a material adverse effect on our business, financial position, results of operations and cash flows.

Revenue Recognition

Our revenues consist primarily of net patient service revenues that are recorded based upon established billing rates less allowances for contractual adjustments. Revenues are recorded during the period the services are provided, based upon the estimated amounts due from patients and third-party payors, including federal and state payors (primarily, the Medicare and Medicaid programs), commercial health insurance companies, workers’ compensation programs and employers. Estimates of contractual allowances under third-party payor arrangements are based upon the payment terms specified in the related contractual agreements and payment history. Third-party payor contractual payment terms are generally based upon predetermined rates per procedure or discounted fee-for-service rates.

During the years-ended December 31, 2012, 2011 and 2010, approximately 60%, 61% and 62%, respectively, of our net patient revenues related to patients with commercial insurance coverage. Healthcare services providers are under increasing pressure to accept reduced reimbursement for services on these contracts. Continued reductions could have a material adverse impact on our financial position, results of operations and cash flows.

During each of the years-ended December 31, 2012, 2011 and 2010, approximately 25%, 23% and 24%, respectively, of our net patient revenues related to patients participating in the Medicare and Medicaid programs. Laws and regulations governing the Medicare and Medicaid programs are complex, subject to interpretation and are routinely modified for provider reimbursement. The Centers for Medicare and Medicaid Services (“CMS”) has been granted authority to suspend payments, in whole or in part, to Medicare providers if CMS possesses reliable information that an overpayment, fraud or willful misrepresentation exists. If CMS suspects that payments are being made as the result of fraud or misrepresentation, CMS may suspend payment at any time without providing us with prior notice. The initial suspension period is limited to 180 days. However, the payment suspension period can be extended almost indefinitely if the matter is under investigation by the United States Department of Health & Human Services Office of Inspector General (“OIG”) or the Department of Justice (“DOJ”). Therefore, we are unable to predict if or when we may be subject to a suspension of payments by the Medicare and/or Medicaid programs, the possible length of the suspension period or the potential cash flow impact of a payment suspension. Any such suspension would adversely impact our financial position, results of operations and cash flows.

Cash and Cash Equivalents

Cash and cash equivalents include all demand deposits reduced by the amount of outstanding checks and drafts where the right of offset exists for these bank accounts. As a result of the Company’s cash management system, checks issued but not presented to banks for payment may create negative book cash balances. Such negative balances are included in current liabilities as “checks issued in excess of bank balance.” There were no such balances at December 31, 2012 and 2011. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has not experienced any losses on such deposits.

Restricted Cash

As of December 31, 2012 and 2011, we had approximately $27.6 million and $24.1 million, respectively, of restricted cash in affiliate cash accounts maintained by partnerships in which we participate where one or more external partners requested, and we agreed, that the partnership’s cash not be commingled with other Company cash and be used only to fund the operations of those partnerships.

Accounts Receivable

We report accounts receivable at estimated net realizable amounts from services rendered from federal and state payors (primarily the Medicare and Medicaid programs) commercial health insurance companies, workers’ compensation programs, employers and patients. Our accounts receivable are geographically dispersed, but a significant portion of our accounts receivable are concentrated by type of payor. The concentration of net patient service accounts receivable by payor class, as a percentage of total net patient service accounts receivable, as of the end of each of the reporting periods, is as follows:

	AS OF DECEMBER 31
	2012	2011
Commercial health insurance payors	62%	58%
Medicare	19	20
Workers’ compensation	9	8
Medicaid	5	6
Patients and other third-party payors	5	8

Total	100%	100%

Revenues and accounts receivable from government payors are significant to our operations; however, we do not believe there are significant credit risks associated with these government agencies.

Revenue and accounts receivable from commercial health insurance payors are also significant to our operations. Because the category of commercial health insurance payors is composed of numerous individual payors which are geographically dispersed, our management does not believe there are any significant concentrations of revenues from any individual payor that would subject us to significant credit risks in the collection of our accounts receivable.

Additions to the allowance for doubtful accounts are made by means of the Provision for doubtful accounts. We write off uncollectible accounts against the allowance for doubtful accounts after exhausting collection efforts and adding subsequent recoveries. Net accounts receivable include only those amounts we estimate we will collect.

We perform an analysis of our historical cash collection patterns and consider the impact of any known material events in determining the allowance for doubtful accounts. In performing our analysis, we consider the impact of any adverse changes in general economic conditions, business office operations, payor mix or trends in federal or state governmental healthcare coverage.

Long-Lived Assets

We report land, buildings, improvements and equipment at cost, net of asset impairment. We report assets under capital lease obligations at the lower of fair value or the present value of the aggregate future minimum lease payments at the beginning of the lease term. We depreciate our assets using the straight-line method over the shorter of the estimated useful life of the assets or life of the lease term, excluding any lease renewals, unless the lease renewals are reasonably assured. Useful lives are as follows:

YEARS
Buildings	15 to 30
Leasehold improvements	5 to 20
Furniture, fixtures and equipment	3 to 7
Assets under capital lease obligations:
Real estate	15 to 25
Equipment	3 to 6

Maintenance and repairs of property and equipment are expensed as incurred. We capitalize replacements and improvements that increase the estimated useful life of an asset. We capitalize interest expense on major construction and development projects while in progress. Interest of approximately $50,000 was capitalized for the year-ended December 31, 2012; no interest was capitalized during the years-ended December 31, 2011 and 2010.

We retain fully depreciated assets in property and accumulated depreciation accounts until we remove them from service. In the case of sale, retirement or disposal, the asset cost and related accumulated depreciation balance is removed from the respective account, and the resulting net amount, less any proceeds, is included as a component of income from continuing operations in the consolidated statements of operations. However, if the sale, retirement or disposal involves a discontinued operation, the resulting net amount, less any proceeds, is included in the results of discontinued operations.

For operating leases, we recognize escalated rents, including any rent holidays, on a straight-line basis over the term of the lease.

Goodwill

We test goodwill for impairment using a fair value approach at least annually, absent some triggering event that would require an interim impairment assessment. Absent any impairment indicators, we perform our goodwill impairment testing as of October 1st of each year.

For 2012 and 2011, in accordance with amended guidance for goodwill impairment testing, the Company performed a qualitative assessment because management estimated the fair value of the Company significantly exceeded the carrying value. In the qualitative assessments, the Company weighed the relative impact of factors that are specific to the Company as well as industry and macroeconomic factors. The Company specific factors that were considered included financial performance and changes to the carrying value since the most recent impairment test. The Company also considered growth projections from independent sources and significant developments within our industry. The Company determined that the impact of macroeconomic factors on the most recent impairment tests would not significantly affect the estimated fair value. Based on this qualitative assessment, considering the aggregation of these factors, the Company concluded that it is not more-likely-than-not that the fair value of the Company is less than its carrying amount and therefore performing the two-step impairment test was unnecessary.

In 2010, the Company performed the first step of the goodwill impairment test. Since a quoted market price for the Company’s equity is not available, the Company applied judgment in determining the fair value of its equity for purposes of performing the goodwill impairment test. The Company relied on widely accepted valuation techniques, including discounted cash flow and, when available and appropriate, market multiple analyses approaches, which capture both the future income potential of the Company and the market behaviors and actions of market participants in the industry in which the Company operates. These types of analyses require the Company to make assumptions and estimates regarding future cash flows, industry-specific economic factors and the profitability of future business strategies. The discounted cash flow approach uses a projection of estimated operating results and cash flows that are discounted using a weighted average cost of capital. This projection includes management’s best estimates of economic and market conditions over the projected period, including growth rates in the number of cases, reimbursement rates, operating costs, rent expense and capital expenditures. Other significant estimates and assumptions include terminal value growth rates, changes in working capital requirements and weighted average cost of capital. The market multiple analysis estimates fair value by applying cash flow multiples to the reporting unit’s operating results. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics to the Company. Based on the 2010 annual impairment test, the Company concluded that the fair value of the Company exceeded its carrying value.

We recognize an impairment charge for any amount by which the carrying amount of goodwill exceeds its implied fair value. We present a goodwill impairment charge as a separate line item within income from continuing operations in the consolidated statements of operations, unless the goodwill impairment is associated with a discontinued operation. In that case, we include the goodwill impairment charge, on a net-of-tax basis, within the results of discontinued operations.

When we dispose of a facility, the relative fair value of goodwill is allocated to the gain or loss on disposition.

Impairment of Long-Lived Assets and Other Intangible Assets

We assess the recoverability of long-lived assets (excluding goodwill) and identifiable acquired intangible assets with definite useful lives whenever events or changes in circumstances indicate we may not be able to recover the asset’s carrying amount. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of the asset to the expected net future cash flows to be generated by that asset, or, for identifiable intangibles with definite useful lives, by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future cash flows. The amount of impairment of identifiable intangible assets with definite useful lives, if any, to be recognized is measured based on projected discounted future cash flows. We measure the amount of impairment of other long-lived assets (excluding goodwill) as the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. We present an impairment charge as a separate line item within income from continuing operations in our consolidated statements of operations, unless the impairment is associated with a discontinued operation. In that case, we include the impairment charge, on a net-of-tax basis, within the results of discontinued operations. We classify long-lived assets to be disposed of other than by sale as held and used until they are disposed. We report long-lived assets to be disposed of by sale as held for sale and recognize those assets in the balance sheet at the lower of carrying amount or fair value less cost to sell, and cease depreciation.

We amortize the cost of intangible assets with definite useful lives over their respective estimated useful lives to their estimated residual value. As of December 31, 2012, none of our definite useful lived intangible assets have an estimated residual value. As of December 31, 2012, we do not have any intangible assets with indefinite useful lives. The range of estimated useful lives of our other intangible assets is as follows:

YEARS
Certificates of need	10 to 30
Favorable contracts	4
Favorable lease obligations	5
Licenses	15 to 20
Management agreements	3 to 15
Noncompete agreements	2 to 15

For the years-ended December 31, 2012 and 2011, we recorded on our Consolidated Statement of Operations within Equity in net income of nonconsolidated affiliates amortization expense of $20.3 million and $10.1 million, respectively, for definite-lived intangible assets attributable to equity method investments. There was no such amortization expense for the year-ended December 31, 2010.

Investment in and Advances to Nonconsolidated Affiliates

Investments in entities we do not control, but in which we have the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for under the equity method. Equity method investments are recorded at original cost and adjusted periodically to recognize our proportionate share of the investees’ net income or losses after the date of investment, additional contributions made and distributions received, amortization of definite lived intangible assets attributable to equity method investments and impairment losses resulting from adjustments to the carrying value of the investment. We record equity method losses in excess of the carrying amount of an investment when we guarantee obligations or we are otherwise committed to provide further financial support to the affiliate.

Management periodically assesses the recoverability of our equity method investments for impairment. We consider all available information, including the recoverability of the investment, the earnings and near-term prospects of the affiliate, factors related to the industry, conditions of the affiliate and our ability, if any, to influence the management of the affiliate. We assess fair value based on valuation methodologies, as appropriate, including discounted cash flows, estimates of sales proceeds and external appraisals, as appropriate. If an equity method investment’s decline in value is other than temporary, we record an impairment in Equity in net income of nonconsolidated affiliates.

Financing Costs

We amortize financing costs using the effective interest method over the life of the related debt. The related expense is included in Interest expense in our consolidated statements of operations.

Fair Value of Financial Instruments

Our financial instruments consist mainly of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, letters of credit, long-term debt and interest rate swap agreements. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximate fair value because of the short-term maturity of these instruments. The fair value of our letters of credit is deemed to be the amount of payment guaranteed on our behalf by third-party financial institutions. We determine the fair value of our long-term debt based on various factors, including maturity schedules, call features and current market rates. We also use quoted market prices, when available, or discounted cash flows to determine fair values of long-term debt. The fair value of our interest rate swaps is determined using information provided by a third-party financial institution and discounted cash flows.

Derivative Instruments

All derivative instruments are recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship.

As of December 31, 2012 and 2011, we held interest rate swaps to hedge the interest rate risk on a portion of our long-term debt. These swaps are designated as a cash flow hedge. Therefore, all changes in the fair value of these interest rate swaps are reported in other comprehensive income on the consolidated statement of changes in equity. Net cash settlements on our interest rate swaps are included in investing activities in our consolidated statements of cash flows. For additional information regarding these interest rate swaps, see Note 8, Long-Term Debt.

Noncontrolling Interest in Consolidated Affiliates

The consolidated financial statements include all assets, liabilities, revenues and expenses of less-than-100%-owned affiliates that we control. Accordingly, we have recorded a noncontrolling interest in the earnings and equity of such affiliates. We record adjustments to noncontrolling interest for the allocable portion of income or loss to which the noncontrolling interest holders are entitled based upon the portion of the subsidiaries they own. Distributions to holders of noncontrolling interests reduce the respective noncontrolling interest holders’ balance.

Also, certain of the Company’s noncontrolling interests have industry-specific redemption features, such as a change in law that would prohibit the noncontrolling interests’ current form of ownership in ASCs, which is not solely within the control of the Company. The Company is not aware of events that would make a redemption probable. According to authoritative guidance, classification of these noncontrolling interests outside of permanent equity is required due to the redemption features.

Equity-Based Compensation

The Company has two equity-based compensation plans that provide for the granting of options to purchase membership units of ASC Acquisition and the Company has also granted restricted equity units to certain teammates, directors, service providers and consultants of the Company and its affiliates. The fair value of equity-based compensation is measured at the date of grant and recognized as expense over the option holder’s requisite service period. We also issue equity instruments to certain non-teammates as described more fully in Note 11, Equity-Based Compensation.

Income Taxes

We provide for income taxes using the asset and liability method. This approach recognizes the amount of federal, state and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates.

A valuation allowance is required when it is more-likely-than-not that some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income.

We file a consolidated federal income tax return. State income tax returns are filed on a separate, combined or consolidated basis in accordance with relevant state laws and regulations. Partnerships, limited liability partnerships, limited liability companies and other pass-through entities that we consolidate or account for using the equity method of accounting file separate federal and state income tax returns. We include the allocable portion of each pass-through entity’s income or loss in our federal income tax return. We allocate the remaining income or loss of each pass-through entity to the other partners or members who are responsible for their portion of the taxes.

Assets Held for Sale and Results of Discontinued Operations

Components of an entity that have been disposed of or are classified as held for sale and have operations and cash flows that can be clearly distinguished from the rest of the entity are reported as assets held for sale and discontinued operations. In the period a component of an entity has been disposed of or classified as held for sale, we reclassify the results of operations for current and prior periods into a single caption titled Loss from discontinued operations, net of income tax expense. In addition, assets and liabilities associated with facilities that qualify for reporting as discontinued operations are reflected in the consolidated balance sheets as Current assets related to discontinued operations, Assets related to discontinued operations, Current liabilities related to discontinued operations and Liabilities related to discontinued operations. We also classify cash flows related to discontinued operations as one line item within each category of cash flows in our consolidated statements of cash flows.

Assessment of Loss Contingencies

We have legal and other contingencies that could result in significant losses upon the ultimate resolution of such contingencies. We record accruals for such contingencies to the extent we conclude it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. A significant amount of judgment is involved in determining whether a loss is probable and reasonably estimable due to the uncertainty involved in determining the likelihood of future events and estimating the financial statement impact of such events. If further developments or resolution of a contingent matter are not consistent with our assumptions and judgments, we may need to recognize a significant charge in a future period related to an existing contingent matter. See Note 16, Commitments and Contingent Liabilities, for more information regarding these matters.

Earnings Per Unit (EPU)

We report two earnings per unit numbers, basic and diluted. These are computed by dividing net earnings by the weighted-average common units outstanding (basic EPU) or weighted-average common units outstanding assuming dilution (diluted EPU), as set forth below:

In thousands	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Weighted average units outstanding	310,981	300,807	288,453
Dilutive effect of equity-based compensation plans	—	—	—

Weighted-average units outstanding, assuming dilution	310,981	300,807	288,453

All dilutive unit equivalents are reflected in our earnings per share calculations. Antidilutive unit equivalents are not included in our EPU calculations. In periods of loss, units that otherwise would have been included in our diluted weighted-average units outstanding computation are excluded. These excluded units for the years-ended December 31 are as follows: 2012 — 1,009,000, 2011 — 1,174,000 and 2010 — 1,445,000.

Pro forma net loss per unit (unaudited)

In September 2013, the Company distributed $74.9 million to its unitholders. Because the distribution exceeds 2013 net income, the dilutive impact of the distribution amounting to 34.0 million additional diluted units were added to the diluted weighted average units outstanding to compute the unaudited pro forma basic and diluted net loss per unit attributable to ASC Acquisition.

Newly Issued Authoritative Guidance

Goodwill Impairment Testing. In September 2011, the FASB issued accounting guidance related to goodwill impairment testing. The guidance allows an entity to elect to first perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further impairment testing is required. The guidance refers to several factors to consider when performing the qualitative analysis, including macroeconomic factors, industry factors and entity-specific factors. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted provided that the entity has not yet performed its annual impairment test for goodwill. The Company performs its annual impairment test for goodwill as of October 1 of each year. The adoption of this new accounting guidance did not have a material impact on the Company’s financial statements.

We do not believe any other recently issued, but not yet effective, revisions to authoritative guidance will have a material effect on our consolidated financial position, results of operations or cash flows.

4. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	AS OF DECEMBER 31
	2012	2011
Accounts receivable	$85,312	$95,501
Less: Allowance for doubtful accounts	(5,951)	(9,494)

Accounts receivable, net	$79,361	$86,007

The following is the activity related to our allowance for doubtful accounts:

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Balance at beginning of period	$9,494	$6,749	$6,477
Provision for doubtful accounts	16,888	18,265	17,318
Deductions and accounts written off	(20,431)	(15,520)	(17,046)

Balance at end of period	$5,951	$9,494	$6,749

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	AS OF DECEMBER 31
	2012	2011
Land	$21,205	$23,099
Buildings	47,141	40,164
Leasehold improvements	31,837	33,882
Furniture, fixtures and equipment	141,834	128,315

	242,017	225,460
Less: Accumulated depreciation and amortization	(77,991)	(57,884)

	164,026	167,576

Construction in progress	15,890	6,788

Property and equipment, net	$179,916	$174,364

The amount of depreciation expense, amortization expense and accumulated amortization relating to assets under capital lease obligations, and rent expense under operating leases is as follows:

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Depreciation expense	$31,094	$30,127	$28,945

Assets under capital lease obligations: Buildings	$13,004	$14,917	$14,808
Equipment	16,768	13,511	5,027

	29,772	28,428	19,835
Accumulated amortization	(15,498)	(12,808)	(7,580)

Assets under capital lease obligations, net	$14,274	$15,620	$12,255

Amortization expense	$5,698	$4,861	$2,762

Rent Expense:
Minimum rent payments	$21,801	$21,739	$22,666
Contingent and other rents	11,770	11,365	12,159

Total rent expense	$33,571	$33,104	$34,825

Leases

We lease certain land, buildings and equipment under non-cancelable operating leases expiring at various dates through 2031. We also lease certain buildings and equipment under capital leases expiring at various dates through 2023. Operating leases generally have 3 to 22 year terms, with one or more renewal options, with terms to be negotiated at the time of renewal. Various facility leases include provisions for rent escalation to recognize increased operating costs or require us to pay certain maintenance and utility costs. Contingent rents are included in rent expense in the year incurred. Some facilities are subleased to other parties. Rental income from subleases approximated $0.9 million, $1.0 million and $0.9 million for the years-ended December 31, 2012, 2011 and 2010, respectively. Certain leases contain annual escalation clauses based on changes in the Consumer Price Index while others have fixed escalation terms. The excess of cumulative rent expense (recognized on a straight-line basis) over cumulative rent payments made on leases with fixed escalation terms is recognized as straight-line rental accrual and is included in Other long-term liabilities in the accompanying consolidated balance sheets.

Our facilities lease land, buildings and equipment, with most leases being for terms of three to ten years. Additionally, the lease for our Birmingham, Alabama office, which commenced on March 1, 2008, had an initial term of five years. In 2012, it was extended for an additional two year period through March 31, 2015.

Future minimum lease payments at December 31, 2012 for those leases of ASC Acquisition and its subsidiaries having an initial or remaining non-cancelable lease term of one year or more are as follows:

YEAR ENDING DECEMBER 31,	OPERATING LEASES	CAPITAL LEASE OBLIGATIONS	TOTAL
2013	$20,655	$6,930	$27,585
2014	18,216	5,106	23,322
2015	14,815	3,019	17,834
2016	10,311	1,728	12,039
2017	5,845	818	6,663
2018 and thereafter	14,383	2,718	17,101

	$84,225	20,319	$104,544

Less: interest portion		(3,024)

Obligations under capital leases		$17,295

Obligations Under Lease Guarantees

In conjunction with the sale of certain facilities in prior years, the leases of certain properties were assigned to the purchasers and, as a condition of the lease, the Company is a guarantor on the lease. Should the purchaser fail to pay the rent due on these leases, the lessor would have contractual recourse against the Company.

The Company has not recorded a liability for these guarantees, as it does not believe it is probable it will have to perform under these agreements. If the Company is required to perform under these guarantees, it could potentially have recourse against the purchaser for recovery of any amounts paid. The amount remaining on these guarantees is not material to our financial statements. These guarantees are not secured by any assets under the leases. As of December 31, 2012, the Company has not been required to perform under any such lease guarantees.

Impairment of Long-Lived Assets

During 2012, 2011 and 2010, we examined our long-lived assets for impairment due to facility closings and facilities experiencing cash flow insufficient to recover the net book value of its long-lived assets. Based on this review, $1.1 million of impairment charges were recorded for the year-ended December 31, 2012. No material impairment charges were recorded for the years-ended December 31, 2011 and December 31, 2010. For all periods presented, the fair value of the impaired long-lived assets at our facilities was determined primarily based on the assets’ estimated fair value using valuation techniques that included discounted future cash flows.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the unallocated excess of purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill also includes the unallocated excess of purchase price plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair value of identifiable assets and liabilities acquired in business combinations. Other definite-lived intangibles consist primarily of certificates of need, licenses, noncompete agreements and management agreements. We have no accumulated impairment of goodwill for the periods ended December 31, 2012 or December 31, 2011.

The following table shows changes in the carrying amount of goodwill for the years-ended December 31, 2012 and December 31, 2011:

	YEAR -ENDED DECEMBER 31 2012	YEAR -ENDED DECEMBER 31 2011
Balance at beginning of period	$679,463	$681,308
Acquisitions (Note 2)	17,156	1,131
Deconsolidations (Note 2)	(11,676)	(2,158)
Sales	(3,574)	(818)
Closure	(2,609)	—
VIE related (Note 3)	8,923	—
Conversion of equity method investment to consolidated	18,812	—

Balance at end of period	$706,495	$679,463

We performed impairment reviews as of October 1, 2012 and 2011, and concluded that no goodwill impairment existed.

The following table provides information regarding our other intangible assets:

	AS OF DECEMBER 31
	2012	2011
Certificates of need
Gross carrying amount	$18,529	$18,529
Accumulated amortization	(6,812)	(5,583)

Net	$11,717	$12,946

Management agreements
Gross carrying amount	$38,627	$35,825
Accumulated amortization	(12,250)	(10,263)

Net	$26,377	$25,562

Licenses
Gross carrying amount	$8,575	$7,795
Accumulated amortization	(1,306)	(1,632)

Net	$7,269	$6,163

Noncompete agreements
Gross carrying amount	$3,323	$2,598
Accumulated amortization	(595)	(1,586)

Net	$2,728	$1,012

Favorable lease obligations
Gross carrying amount	$—	$1,193
Accumulated amortization	—	(1,090)

Net	$—	$103

Total other intangible assets
Gross carrying amount	$69,054	$65,940
Accumulated amortization	(20,963)	(20,154)

Net	$48,091	$45,786

During 2012, 2011 and 2010, we examined our intangible assets for impairment due to facility closings and facilities experiencing cash flow insufficient to recover the net book value of its long-lived assets. In all periods presented, no impairment charge was deemed necessary for intangible assets.

For the years-ended December 31, 2012 and December 31, 2011, we recorded $20.3 million and $10.1 million, respectively, of amortization expense for definite-lived intangible assets attributable to equity method investments. These expenses are included in Equity in net income of nonconsolidated affiliates in our consolidated financial statements. There was no such amortization expense for the year-ended December 31, 2010.

Amortization expense for other intangible assets is as follows:

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Amortization expense	$4,869	$5,468	$5,691

Total estimated amortization expense for our other intangible assets for the next five years is as follows:

YEAR ENDING DECEMBER 31	ESTIMATED AMORTIZATION EXPENSE
2013	$4,363
2014	4,293
2015	4,231
2016	4,178
2017	4,175

7. RESULTS OF OPERATIONS OF NONCONSOLIDATED AFFILIATES

As of December 31, 2012, Investment in and advances to nonconsolidated affiliates represents ASC Acquisition’s investment in 52 partially owned entities, most of which are general or limited partnerships, limited liability companies or joint ventures in which ASC Acquisition or one of our subsidiaries is a general or limited partner, managing member, member or venturer, as applicable. We do not control these affiliates, but have the ability to exercise significant influence over the operating and financial policies of certain of these affiliates. Accordingly, we account for these affiliates using the equity method. Our ownership percentage in these affiliates generally ranged from 8% to 51% as of December 31, 2012. Our investment in these affiliates is an integral part of our operations.

During 2012, we completed a deconsolidation transaction. In the transaction, we sold a controlling equity interest in an ASC and transferred certain control rights to a health system. We retained a noncontrolling interest in this affiliate. We received cash proceeds of approximately $4.3 million and recorded a pre-tax gain of approximately $2.0 million, which was primarily related to the revaluation of our remaining investment in this affiliate to fair value. The gain on this transaction is recorded in Loss (gain) on sale of investments in the accompanying consolidated statement of operations.

Also during 2012, the Company completed a transaction whereby we contributed our interest in two consolidated facilities (“ASC Acquisition facilities”) and $1.6 million to a newly formed entity that is jointly owned by us and a California health system (the “JV”). Concurrently, the California health system contributed its controlling interest in a facility (“Health System facility”) to the JV. We also entered into management services agreements with the facilities contributed to the JV. As a result of the transaction, the operations of one of the contributed ASC Acquisition facilities were merged with and into the Health System facility; the Health System facility was the surviving entity. Accordingly, two facilities remain as a result of the transaction. We have a noncontrolling interest in the surviving facilities, which are presented under the equity method of accounting. The net effect of these contributions resulted in the Company recording a loss of approximately $3.3 million, related to the conversion of the two ASC Acquisition facilities into an equity method investment. The loss on this transaction is recorded in Loss (gain) on sale of investments in the accompanying consolidated statement of operations.

During 2011, we completed four separate deconsolidation transactions. In three of these transactions, we sold a controlling equity interest, and transferred certain control rights, to a health system. In the other transaction, we transferred certain control rights to partners in the entity and retained a noncontrolling interest in this entity. We retained a noncontrolling interest in these entities. In the aggregate, we received proceeds of approximately $3.2 million and recorded a pre-tax gain of approximately $3.9 million, which was primarily related to the revaluation of our remaining investment in these entities to fair value. The gain on these transactions is recorded in Loss (gain) on sale of investments in the accompanying consolidated statement of operations.

During 2010, we completed five separate deconsolidation transactions. In each of these transactions, we sold a controlling equity interest, as well as transferred certain control rights, to hospital partners. We retained a noncontrolling interest in these entities. We received proceeds of approximately $8.3 million and recorded a pre-

tax gain of approximately $1.5 million, which was primarily related to the revaluation of our remaining investment in these entities to fair value. The gain on these transactions is recorded in Loss (gain) on sale of investments in the accompanying consolidated statement of operations.

Fair values for the retained noncontrolling interests are primarily estimated based on third-party valuations we have obtained in connection with such transactions. Our continuing involvement as an equity method investor and manager of the facilities precludes classification of these transactions as discontinued operations.

During 2012, we recorded $9.2 million of impairment to our investments in nonconsolidated affiliates due to a decline in the expected future cash flows of five nonconsolidated affiliates that we determined to be other than temporary. This impairment is included in Equity in net income of nonconsolidated affiliates. This decline in the expected future cash flows was caused by events specific to each impacted facility, as further described below. The impairments included:

•	a $1.1 million impairment on our investment in Pueblo Ambulatory Surgery Center, LLC related to declining volumes and earnings at the facility;

•	a $3.3 million impairment on our investment in Premier Surgery Center of Louisville, L.P. related to insufficient forecasted growth at the facility;

•	a $1.7 million impairment on our investment in Endoscopy Center West, LLC related to a buy-out offer received for our interest in the facility;

•	a $0.4 million impairment on our investment in Kerlan-Jobe Surgery Center, LLC related to a buy-out agreement for the facility; and

•	a $2.7 million impairment on our investment in Surgical Center at Premier, LLC related to an estimated valuation obtained for the facility based upon our search for a new health system partner.

During 2010, we recorded $3.0 million of impairment to our investments in nonconsolidated affiliates in connection with the deconsolidation of an affiliate. The impairment was the result of the revaluation of our remaining investment in this entity to fair value. This impairment is included in Equity in net income of nonconsolidated affiliates.

In determining whether an impairment charge is necessary on a particular investment, we consider all available information, including the recoverability of the investment, the earnings and near-term prospects of the affiliate, factors related to the industry, conditions of the affiliate and our ability, if any, to influence the management of the affiliate. We assess fair value based on valuation methodologies, including discounted cash flows, estimates of sales proceeds and external appraisals, as appropriate.

We account for investments in nonconsolidated affiliates primarily using the equity method of accounting. The difference between the carrying amount of the investment and the underlying equity in net assets was $150.3 million and $177.3 million at December 31, 2012 and 2011, respectively, and is primarily attributable to goodwill and other intangible assets. Our investments consist of the following:

	AS OF DECEMBER 31
INVESTMENT IN AND ADVANCES TO NONCONSOLIDATED AFFILIATES:	2012	2011
Beginning balance	$212,608	$81,838
Share of income (1)	16,767	22,236
Share of distributions	(38,652)	(27,067)
Acquisitions	21,414	131,139
Conversion to/from investments in nonconsolidated affiliates	(2,717)	4,588
Sale/closure of investments in nonconsolidated affiliates	(20,880)	—
Other	5,759	(126)

Total investment in and advances to nonconsolidated affiliates	$194,299	$212,608

(1)	Includes $9.2 million of impairments as previously noted.

Included in the 2012 and 2011 Share of income amount above is amortization expense of $20.3 million and $10.1 million, respectively, for definite-lived intangible assets attributable to equity method investments.

The following summarizes the combined assets, liabilities and equity of our nonconsolidated affiliates (on a 100% basis):

	DECEMBER 31 2012	DECEMBER 31 2011
Assets
Current	$143,608	$129,202
Noncurrent	96,017	77,349

Total assets	$239,625	$206,551

Liabilities
Current	$30,971	$36,296
Noncurrent	18,803	26,411

Total liabilities	49,774	62,707

Partners’ capital and shareholders’ equity
ASC Acquisition	43,988	35,361
Outside parties	145,863	108,483

Total partners’ capital and shareholders’ equity	189,851	143,844

Total liabilities and partners’ capital and shareholders’ equity	$239,625	$206,551

The following summarizes the combined condensed results of operations of our equity method affiliates:

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Net operating revenues:
Net patient revenues	$474,354	$332,631	$185,728
Other revenues	3,684	3,009	1,240

Total net operating revenues	478,038	335,640	186,968
Operating expenses:
Salaries and benefits	108,803	80,538	49,129
Supplies	78,824	57,897	36,283
Other operating expenses	96,440	70,596	39,760
Depreciation and amortization	14,045	11,383	6,421

Total operating expenses	298,112	220,414	131,593

Operating income	179,926	115,226	55,375
Interest expense, net of interest income	1,501	1,410	1,080

Income from continuing operations before income tax expense	$178,425	$113,816	$54,295

Net income	$178,365	$113,760	$54,186

8. LONG-TERM DEBT

Our long-term debt outstanding consists of the following:

	AS OF DECEMBER 31
	2012	2011
Advances under $153.8 million Revolving Credit Facility	—	—
(Class A $21.5 million, Class B $132.3 million)
Bonds payable
Class A Term Loan due 2014	118,970	120,229
Class B Term Loan due 2017	216,634	218,839
Incremental Term Loan due 2018	98,500	99,500
Discount of Incremental Term Loan	(786)	(929)
8.875% Senior PIK-election Notes due 2015	164,785	164,785
10.0% Senior Subordinated Notes due 2017	150,000	150,000
Notes payable to banks and others	24,338	14,249
Capital lease obligations	17,295	18,646

	789,736	785,319
Less: Current portion	(15,220)	(16,236)

Long-term debt, net of current portion	$774,516	$769,083

The following chart shows scheduled principal payments due on long-term debt for the next five years and thereafter:

Year Ending December 31
2013	$15,220
2014	130,029
2015	175,069
2016	9,001
2017	362,486
Thereafter	97,931

Total	$789,736

The following table provides information regarding our total Interest expense presented in our consolidated statements of operations for both continuing and discontinued operations:

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Continuing operations:
Interest expense	$55,862	$53,278	$50,091
Amortization of bond issue costs	2,980	2,762	2,544

Total interest expense and amortization of bond issue costs for continuing operations	58,842	56,040	52,635
Discontinued operations:
Interest expense	242	331	244

Total interest expense for discontinued operations	242	331	244

Total interest expense and amortization of bond Issue costs	$59,084	$56,371	$52,879

Capital Lease Obligations

We engage in a significant number of leasing transactions, including real estate, medical equipment, computer equipment, and other equipment utilized in operations. Certain leases that meet the lease capitalization criteria have been recorded as an asset and liability at the net present value of the minimum lease payments at the inception of the lease. Interest rates used in computing the net present value of the lease payments generally range from 2.3% to 10.1% based on the incremental borrowing rate at the inception of the lease. Our leasing transactions include arrangements for equipment with major equipment finance companies and manufacturers who retain ownership of the equipment during the term of the lease, and with a variety of both small and large real estate owners.

Senior Secured Credit Facility (“Credit Facility”)

With respect to the Credit Facility, as of December 31, 2012, we had $335.6 million outstanding under the senior secured term loan facility consisting of the following:

•

Borrowings under the $119.0 million in aggregate principal amount outstanding portion (“Class A Term Loan”) of the $335.6 million Term Loan bear interest at a base rate or at LIBOR, as elected by Surgical Care Affiliates, plus a margin of between 1.00% and 1.25% per annum for base rate loans or between 2.00% and 2.25% for LIBOR loans. The interest rate on the Class A Term Loan was 2.31% at

December 31, 2012. The Company must repay the Class A Term Loan in quarterly installments equal to 0.25% of the original principal amount of the Class A Term Loan, with the remaining amount due in full on December 29, 2014.

•

The maturity date applicable to $216.6 million in aggregate principal amount outstanding portion (“Class B Term Loan”) of the $335.6 million Term Loan was extended until December 30, 2017. However, if the maturity date of the Company’s outstanding PIK-election Notes due July 15, 2015 is not extended to a date that is at least 91 days after December 30, 2017, the maturity date of the Class B Term Loan will be the date that is 91 days prior to the maturity date of the PIK-election Notes. The applicable margin for borrowings under the Class B Term Loan is (i) 3.00% with respect to base rate borrowings and (ii) 4.00% with respect to LIBOR borrowings. The interest rate on the Class B Term Loan was 4.31% at December 31, 2012. The Company must repay the Class B Term Loan in quarterly installments equal to 0.25% of the original principal amount of the Class B Term Loan, as of the date of the Amended and Restated Credit Agreement (June 30, 2011), with the remaining amount due in full at maturity.

We also had $98.5 million ($97.7 million, net of discount) outstanding under a senior secured incremental term loan (the “Incremental Term Loan”) due June 30, 2018. However, if the maturity date of the Company’s outstanding PIK-election Notes due July 15, 2015 is not extended to a date at least 91 days after June 30, 2018, the maturity date of the Incremental Term Loan will be the date that is 91 days prior to the maturity date of the PIK-election Notes. The applicable margin for borrowings under the Incremental Term Loan is (i) 3.00% with respect to base rate borrowings (with a base rate floor of 2.50%) and (ii) 4.00% with respect to LIBOR borrowings (with a LIBOR floor of 1.50%). The interest rate on the Incremental Term Loan was 5.50% at December 31, 2012. Until maturity, quarterly amortization payments will be made in an amount equal to 0.25% of the original principal amount of the Incremental Term Loan.

Base rate borrowings under the Credit Facility are determined by reference to the higher of (i) the prime rate of JPMorgan Chase Bank, N.A. and (ii) the federal funds effective rate plus 0.50% (“base rate”). The LIBOR rate is determined by reference to the interest rate for dollar deposits in the London interbank market for the interest period relevant to such borrowings.

There was no outstanding balance under the senior secured revolving credit facility (the “Revolver”). The Revolver has a capacity of $153.8 million consisting of the following:

•

$21.5 million (“Class A Revolver”) of the Revolver matures on June 29, 2013. Borrowings under the Class A Revolver bear interest at a base rate or at LIBOR, as elected by Surgical Care Affiliates, plus a margin of between 0.75% and 1.25% per annum for base rate borrowings or between 1.75% and 2.25% per annum for LIBOR borrowings.

•

$132.3 million (“Class B Revolver”) of the Revolver has a maturity date of June 30, 2016. However, if the maturity date of the Company’s outstanding PIK-election Notes due July 15, 2015 is not extended to a date that is at least 91 days after June 30, 2016, the maturity date of the Class B Revolver will be the date that is 91 days prior to the maturity date of the PIK-election Notes. The applicable margin for borrowings under the Class B Revolver is (i) 2.50% with respect to base rate borrowings and (ii) 3.50% with respect to LIBOR borrowings.

•

Any utilization of the Revolver (other than issuances of up to an aggregate of $5.0 million of letters of credit) will be subject to compliance with a total leverage ratio test. At December 31, 2012, we had approximately $1.0 million in such letters of credit outstanding.

The Credit Facility is guaranteed by ASC Acquisition and certain of Surgical Care Affiliates’ direct 100% owned domestic subsidiaries (collectively, the “guarantors”), subject to certain exceptions, and borrowings under the Credit Facility are secured by a first priority security interest in all equity interests of Surgical Care Affiliates and of each 100% owned domestic subsidiary directly held by Surgical Care Affiliates or a guarantor. Additionally, the Credit Facility contains various restrictive covenants that, subject to certain exceptions, prohibit us from prepaying certain subordinated indebtedness, including the senior subordinated notes described below. In addition, the Credit Facility generally restricts Surgical Care Affiliates and its restricted subsidiaries’ ability to, among other things, incur indebtedness or liens, make investments or declare or pay dividends. The Company believes it and Surgical Care Affiliates were in compliance with these covenants as of December 31, 2012. Finally, our credit agreement governing our senior secured credit facilities contains a provision that could require prepayment of a portion of our indebtedness if Surgical Care Affiliates has excess cash flow, as defined by the agreement. No such prepayment was required at December 31, 2012.

Senior Subordinated Notes and Senior PIK-election Notes (together, the “Notes”)

The Company has $150.0 million in principal amount of 10.0% senior subordinated notes (“Subordinated Notes”) due 2017 and $150.0 million in principal amount of 8.875% / 9.625% senior PIK-election notes due 2015 (“PIK-election Notes”). Interest on the Notes is payable on January 15 and July 15 of each year. All interest payments on the Subordinated Notes and the initial interest payment on the PIK-election notes are payable in cash. For any interest period through July 15, 2012, the Company may pay interest on the PIK-election Notes (a) in cash, (b) by increasing the principal amount of the outstanding PIK-election notes or by issuing payment-in-kind notes (“PIK Interest”), or (c) by paying interest on half the principal amount of the PIK-election Notes in cash and half in PIK Interest. PIK Interest is paid at 9.625% and cash interest is paid at 8.875% per annum. The Notes are unsecured senior subordinated obligations of Surgical Care Affiliates and Surgical Holdings, Inc., as Co-Issuer, however, the Notes are guaranteed by certain of the Surgical Care Affiliates’ current and future direct 100% owned domestic subsidiaries. Additionally, the indentures pursuant to which the Notes were issued contain various restrictive covenants, including covenants that generally limit the Surgical Care Affiliates’ ability and the ability of its restricted subsidiaries to borrow money or guarantee other indebtedness, incur liens, make certain investments, sell assets or pay dividends. The Company believes it and Surgical Care Affiliates were in compliance with these covenants as of December 31, 2012.

With respect to the interest due on such notes on the July 15, 2009 interest payment date, we made such interest payment by paying in kind at the PIK interest rate of 9.625% instead of paying interest in cash at 8.875%. As a result, the aggregate principal amount of PIK-election notes increased from $150.0 million to $157.2 million effective July 15, 2009. The Company elected to continue to pay PIK interest (at the PIK interest rate of 9.625%) with respect to the interest payment on its PIK-election notes for the six-month interest period ending January 15, 2010 as part of its cash management strategy. As a result, the aggregate principal amount of PIK-election notes increased from $157.2 million to $164.8 million effective January 15, 2010. The accrual of PIK interest is recorded in the consolidated balance sheets as Other long-term liabilities until the applicable interest payment date, at which time the PIK interest payment amount is transferred to Long-term debt, net of current portion. The Company elected to pay cash interest at a rate of 8.875% with respect to the interest payments on our PIK-election Notes for the six-month interest periods from July 15, 2010 to July 15, 2012. All PIK-election Notes interest payments subsequent to July 15, 2012 must be made in cash. The amount of cash interest included in Accrued interest at December 31, 2011 and 2012 is $6.7 million.

Interest Rate Swaps

The Company utilizes an interest rate risk management strategy that incorporates the use of derivative financial instruments to limit its exposure to interest rate risk. The swaps are “receive floating/pay fixed” instruments that define a fixed rate of interest on the hedged debt that the Company will pay. At December 31, 2012, interest rate swaps on $240.0 million (including $100.0 million of forward starting swaps that were effective on September 30, 2012, as described below) of the $335.6 million Term Loan remained outstanding. At December 31, 2011, interest rate swaps on $240.0 million of the $339.1 million Term Loan remained outstanding.

During 2011, the Company entered into three forward starting interest rate swaps, which are swaps that are entered into at a specific trade date but do not begin until a future start date, with an aggregate notional amount of $240.0 million. The forward starting swaps are “receive floating/pay fixed” instruments, meaning we receive floating rate payments, which fluctuate based on LIBOR, from the counterparty and provide payments to the counterparty at a fixed rate, the result of which is to convert the interest rate of a portion of our floating rate debt into fixed rate debt, in order to limit the variability of interest-related payments caused by changes in LIBOR. They are designed to extend the original Term Loan interest rate swaps entered into in 2007 and 2009 that terminate in 2012 and on September 30, 2013. The forward starting swaps will continue to limit the Company’s exposure to interest rate risk. Forward starting swaps with an aggregate notional amount of $100.0 million were effective on September 30, 2012 and the remaining forward starting swap with a notional amount of $140.0 million will be effective on September 30, 2013. A forward starting swap with a notional amount of $50.0 million will terminate on September 30, 2014. The remaining aggregate notional amount of $190.0 million in forward starting swaps will terminate on September 30, 2016.

All derivative instruments are recognized on the balance sheet at fair value. At inception, the fair values of the hedging instruments were zero based on the matching of the critical terms of the hedging instrument and the hedged item. In subsequent reporting periods, the fair value of these interest rate swaps is recorded in the Company’s consolidated balance sheets, either in Other current liabilities and Other long-term liabilities or Prepaids and other current assets and Other long-term assets, depending on the changes in the fair value of the swaps and the period remaining until the expiration of the swap, with an offsetting adjustment reported as a component of other comprehensive income. At December 31, 2012 and December 31, 2011, liabilities in the amounts of $2.2 million and $2.9 million were included in Other current liabilities, respectively, and $3.9 million and $5.2 million were included in Other long-term liabilities, respectively, in the consolidated balance sheets based on the fair value of the hedging instruments. During the year-ended December 31, 2012, the fair value of the swaps increased, resulting in a $0.7 million decrease in Other current liabilities and a $1.3 million decrease in Other long-term liabilities, with a corresponding increase of $2.0 million in Other comprehensive income. Included in Other comprehensive income at December 31, 2012 is $2.2 million, which represents the fair value of the interest rate swaps which have expired and will be amortized into Interest expense as additional principal payments on the hedged debt are made.

The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge related to foreign currency exposure. The Company has designated its interest rate swaps as a cash flow hedge, and the effectiveness of the Company’s hedging relationship is assessed on a quarterly basis.

Credit risk occurs when a counterparty to a derivative instrument fails to perform according to the terms of the agreement. Derivative instruments expose the Company to credit risk and could result in material changes from period to period. The Company minimizes its credit risk by entering into transactions with highly rated counterparties. In addition, at least quarterly, the Company evaluates its exposure to counterparties who have experienced or may likely experience significant threats to their ability to perform according to the terms of the derivative agreements to which we are a party. We have completed this review of the financial strength of the counterparty to our interest rate swaps using publicly available information, as well as qualitative inputs, as of December 31, 2012. Based on this review, we do not believe there is a significant counterparty credit risk associated with these derivative instruments. However, no assurances can be provided regarding our potential exposure to counterparty credit risk in the future.

9. NONCONTROLLING INTERESTS

The following table shows the breakout of net loss attributable to ASC Acquisition between continuing operations and discontinued operations:

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Net loss from continuing operations, net of tax, attributable to ASC Acquisition	$(17,249)	$(6,701)	$(3,770)
Net loss from discontinued operations, net of tax, attributable to ASC Acquisition	(2,761)	(2,976)	(11,139)

Net loss, net of tax, attributable to ASC Acquisition	$(20,010)	$(9,677)	$(14,909)

The following table shows the effects of changes to ASC Acquisition’s ownership interest in its subsidiaries on ASC Acquisition’s equity:

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Net loss attributable to ASC Acquisition	$(20,010)	$(9,677)	$(14,909)
(Decrease) increase in equity due to sales to noncontrolling interests	(4,243)	4,573	(127)
(Decrease) increase in equity due to purchases from noncontrolling interests	(1,738)	320	(5,975)

Change from net loss attributable to ASC Acquisition and transfers to/from noncontrolling interests	$(25,991)	$(4,784)	$(21,011)

Certain of the Company’s noncontrolling interests have industry-specific redemption features whereby the Company could be obligated, under the terms of certain of its operating subsidiaries’ partnership and operating agreements, to purchase some or all of the noncontrolling interests of the consolidated subsidiaries. As a result, these noncontrolling interests are not included as part of the Company’s equity and are carried as Noncontrolling interests-redeemable on the Company’s consolidated balance sheets.

The activity relating to the Company’s noncontrolling interests—redeemable is summarized below:

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Balance at beginning of period	$20,215	$20,594	$25,894
Net income attributable to noncontrolling interests-redeemable	24,612	24,799	24,052
Net change in equity related to amendments in agreements with noncontrolling interests	—	(491)	(2,787)
Net change related to purchase/(sale) of ownership interests-redeemable	1,804	(1,920)	(2,240)
Contributions from noncontrolling interests	—	37	—
Change in distribution accrual	(689)	569	(56)
Distributions to noncontrolling interests-redeemable	(24,233)	(23,373)	(24,269)

Balance at end of period	$21,709	$20,215	$20,594

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

As a basis for considering assumptions, authoritative guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—Observable inputs such as quoted prices in active markets;

•	Level 2—Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3—Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques, as follows:

•	Market approach—Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

•	Cost approach—Amount that would be required to replace the service capacity of an asset (i.e., replacement cost); and

•	Income approach—Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing models and lattice models).

On a recurring basis, we are required to measure our interest rate swaps at fair value. The fair value of our interest rate swaps is derived from models based upon well recognized financial principles. The models include reasonable estimates about relevant future market conditions and calculations of the present value of future cash flows, discounted using market rates of interest. Further, included in the fair values below are approximately $0.1 million and $0.4 million related to the non-performance risk associated with the interest rate swaps at December 31, 2012 and 2011, respectively.

The fair values of our financial liabilities that are measured on a recurring basis are as follows (in millions of U.S dollars):

		Fair Value Measurements Using
December 31, 2012	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation Technique (1)
Other current liabilities	$2.2	—	$2.2	—	I
Other long-term liabilities	3.9	—	3.9	—	I

December 31, 2011
Other current liabilities	$2.9	—	$2.9	—	I
Other long-term liabilities	5.2	—	5.2	—	I

(1)	As previously discussed, the authoritative guidance identifies three valuation techniques: market approach (M), cost approach (C) and income approach (I).

Where applicable, on a nonrecurring basis, we measure property and equipment, goodwill, other intangible assets, investments in nonconsolidated affiliates and assets and liabilities of discontinued operations at fair value. The fair values of our property and equipment and other intangible assets are determined using discounted cash flows and significant unobservable inputs. The fair value of our investments in nonconsolidated affiliates is determined using discounted cash flows or earnings, or market multiples derived from a set of comparables. The fair value of our assets and liabilities of discontinued operations is determined using discounted cash flows and significant unobservable inputs unless there is an offer to purchase such assets and liabilities, which would be the basis for determining fair value. The fair value of our goodwill is determined using discounted cash flows, and, when available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. Goodwill is tested for impairment as of October 1 of each year, absent any interim impairment indicators.

During the three-month period ended March 31, 2012, the Company recorded an impairment charge of $0.4 million for an asset group consisting of property and equipment. During the fourth quarter of 2012, the Company recorded a separate impairment charge of $0.7 million for an asset group consisting of property and equipment, resulting in an aggregate impairment charge of $1.1 million recorded for the year-ended December 31, 2012. No material impairment charges were recorded during the years-ended December 31, 2011 and December 31, 2010 for intangible and long-lived assets. Facilities experiencing declining trends of earnings from operations or triggering events, such as the loss of a physician partner or increased local competition, resulted in the impairment charges recorded in 2012. The fair value of the impaired long-lived assets was determined based on the assets’ estimated fair value using valuation techniques that included third-party appraisals.

Property and equipment measured at fair value on a nonrecurring basis are as follows (in millions of U.S. dollars):

		Fair Value Measurements Using
December 31, 2012	Net Carrying Value as of:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses Year-Ended:
Property and equipment	$0.7	—	—	$0.7	$0.7

March 31, 2012
Property and equipment	$0.9	—	—	$0.9	$0.4

The inputs used by the Company in estimating the value of Level 3 property and equipment include the replacement cost per square foot, depreciation percentage and market price per square foot. Based on available inputs with respect to the two separate events, the Company used the market approach for determining the fair value of assets for the March 31, 2012 impairment event and the cost approach for determining the fair value of assets for the December 31, 2012 event. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore, the Company’s results of operations. The following table includes information regarding significant unobservable inputs used in the estimation of Level 3 fair value measurements.

Level 3 Property and equipment	Level 3 Assets as of December 31, 2012	Significant Unobservable Inputs			Range of Inputs	Weighted Average
Cost Approach	$0.7	Cost per square foot	(a	)	$271	$271
		Depreciation	(b	)	92.5%	92.5%

(a)	Cost per square foot is multiplied times the total square footage of a facility to determine the approximate cost to construct a similar facility.
(b)	Depreciation is an estimate of the physically incurable deterioration based on the economic life of the asset.

Level 3 Property and equipment	Level 3 Assets as of March 31, 2012	Significant Unobservable Input			Range of Inputs	Weighted Average
Market Approach	$0.9	Price per square foot	(a	)	$109	$109

(a)	Price per square foot is multiplied times the total square footage of a facility to determine the approximate market value.

During 2012, we recorded $9.2 million of impairment to our investments in nonconsolidated affiliates due to a decline in the expected future cash flows of three nonconsolidated affiliates that we judged to be other than temporary. This impairment is included in Equity in net income of nonconsolidated affiliates.

During 2010, we recorded $3.0 million of impairment to our investments in nonconsolidated affiliates in connection with the deconsolidation of an affiliate. The impairment was the result of the revaluation of our remaining investment in this entity to fair value. This impairment is included in Equity in net income of nonconsolidated affiliates.

In determining whether an impairment charge is necessary on a particular investment, we consider all available information, including the recoverability of the investment, the earnings and near-term prospects of the affiliate, factors related to the industry, conditions of the affiliate and our ability, if any, to influence the management of the affiliate. We assess fair value based on valuation methodologies, including discounted cash flows, estimates of sales proceeds and external appraisals, as appropriate.

Investments in and advances to nonconsolidated affiliates measured at fair value on a nonrecurring basis are as follows (in millions of U.S. dollars):

		Fair Value Measurements Using
December 31, 2012	Net Carrying Value as of:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses Year- Ended:
Investment in and advances to nonconsolidated affiliates	$7.0	—	—	$7.0	$9.2

December 31, 2010
Investment in and advances to nonconsolidated affiliates	$2.0	—	—	$2.0	$3.0

The inputs used by the Company in estimating the value of the Level 3 Investment in and advances to nonconsolidated affiliates include the growth rates, discount rates, expected life of the underlying facility and liquidation value. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company’s results of operations. The following table includes information regarding significant unobservable inputs used in the estimation of Level 3 fair value measurements.

Level 3 Investments	Level 3 Assets as of December 31, 2012	Significant Unobservable Inputs		Range of Inputs	Weighted Average
Income Approach	$4.0	CAGR	(a)	(2.8) - 8.8%	7.7%
		Discount rate	(b)	11.4%	11.4%
Market Approach	$3.0	EBITDA multiple	(c)	6.8x	6.8x

(a)	“CAGR” is defined as cumulative average growth rate. The CAGR is determined utilizing probability weighted estimates of future cash flows.
(b)	The discount rate utilized is an estimate of what would be used by a market participant.
(c)	The EBITDA multiple is Earnings before Interest, Taxes, Depreciation and Amortization of the underlying affiliate times a multiple that would be used by a market participant.

The following table presents the carrying amounts and estimated fair values of our financial instruments that are classified as long-term liabilities in our consolidated balance sheets (in thousands). The carrying value equals fair value for our financial instruments that are classified as current in our consolidated balance sheets. The carrying amounts of a portion of our long-term debt approximate fair value due to various characteristics of those issues, including short-term maturities, call features and rates that are reflective of current market rates. For our long-term debt without such characteristics, we determined the fair market value by using quoted market prices, when available, or discounted cash flows to calculate their fair values. The fair values utilize inputs other than quoted prices in active markets, although the inputs are observable either directly or indirectly. Accordingly, the fair values are in level 2 of the fair value hierarchy.

	AS OF DECEMBER 31, 2012		AS OF DECEMBER 31, 2011
	CARRYING AMOUNT	ESTIMATED FAIR VALUE	CARRYING AMOUNT	ESTIMATED FAIR VALUE
Interest rate swap agreements (includes short-term component)	$6,105	$6,105	$8,101	$8,101
Long-term debt:
Advances under $153.8 million Revolver	$—	$—	$—	$—
Class A Term Loan due 2014	118,970	118,673	120,229	111,212
Class B Term Loan due 2017	216,634	215,280	218,839	190,937
Incremental Term Loan due 2018	98,500	98,500	99,500	88,058
8.875%/9.625% Senior PIK-Election Notes due 2015	164,785	167,119	164,785	164,236
10% Senior Subordinated Notes due 2017	150,000	157,313	150,000	144,000
Notes payable to banks and others	24,338	24,338	14,249	14,249
Financial commitments	$—	$—	$—	$—

11. EQUITY-BASED COMPENSATION

Management Equity Incentive Plan

Options

On August 22, 2007, the Company adopted a Management Equity Incentive Plan (the “Equity Plan”) to promote the interests of the Company and its members by providing key teammates (our term for “employees”), directors, service providers and consultants of the Company and its affiliates with an appropriate incentive to encourage them to continue employment with the Company or any of its affiliates and to improve the growth and profitability of the Company. The Equity Plan allows for the grant of options to purchase up to 21,525,000 membership units of ASC Acquisition. Option awards are generally granted with an exercise price equal to the fair market value of the Membership Unit at the date of grant. Vesting in the option awards varies where 50% of each option vests in equal amounts on each of the first five anniversaries of the date of grant (the “Time-Based Option”). The remaining 50% of the option (the “Performance Based Option”) vests only upon the occurrence of a Liquidity Event (as defined in the Equity Plan) in which the Majority Unit Holder (collectively, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P. and/or their respective affiliates) achieves a minimum cash return on its original investment. Under the terms of the Equity Plan, the Performance Based Option vests 50% if the Majority Unit Holder receives at least 2.0 times its original investment and vests 100% if the Majority Unit Holder receives at least 3.0 times its original investment. Certain provisions of the Equity Plan provide for accelerated vesting of the Time Based Option when a participant is subject to a qualifying termination, as defined within the Equity Plan. Both the Time-Based Options and the Performance Based Options granted after 2010 expire 10 years from the date of grant.

Prior to 2010, with the exception of options granted to Andrew Hayek, the Company’s Chief Executive Officer, all options granted to teammates expired seven years from the date of grant. (Mr. Hayek’s options granted prior to 2010 expire 10 years from the date of grant.) In 2011, the Company offered to cancel all of the outstanding options under the plan that had seven year terms and replace those options with a larger number of options with similar terms, except the new options have an expiration date of 10 years from the original date of grant rather than seven years. Additionally, the new options have an exercise price of $1.18 as compared to a weighted average exercise price of $1.01 for the options cancelled. 4,603,500 options were tendered, cancelled and replaced with 5,025,248 new options. 2,015,000 options were not tendered and retain the original terms of the option awards.

In December 2010, the Company cancelled 5,164,000 existing 2010 option grants to 35 option holders and replaced them with the grant of 5,164,000 options to purchase Membership Units with terms substantially identical to the terms of the corresponding existing 2010 grants (the “Replacement Grants”), except that the Replacement Grants expire no later than the tenth anniversary of the date of grant of the corresponding existing 2010 grant. The additional compensation cost recognized during 2010 as a result of this cancellation and replacement of options was immaterial.

The fair value of each award is estimated on the date of grant utilizing two methodologies. For the Time Based Options, the Company estimates the fair value of the grant utilizing the Black-Scholes-Merton model that utilizes the assumptions shown in the table below. Expected volatilities are based on observed historical trends in the industry and other factors. The expected term of the options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate was based on the time horizon of the expected term and is based on the U.S. Treasury yield curve in effect at the time of the grant. Compensation expense of $1.2 million, $0.7 million and $0.6 million related to the Time Based Options was recognized during the years-ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, the remaining unrecognized compensation costs related to unvested Time Based Options is $1.7 million and will be recognized on a straight-line basis over the remaining weighted average vesting period of 1.7 years. During the year-ended December 31, 2012, 835,770 of the Time Based Options vested, 483,737 time based option grants have been forfeited and were converted into 2,379 membership units and tendered through a cashless exercise. During the year-ended December 31, 2011, 1,896,086 of the Time Based Options vested, 968,000 time based option grants were forfeited. During the year-ended December 31, 2010, 1,192,650 of the Time Based Options vested, 141,800 of which have been forfeited.

	YEAR-ENDED DECEMBER 31, 2012	YEAR-ENDED DECEMBER 31, 2011	YEAR-ENDED DECEMBER 31, 2010
Expected volatility	37% - 39%	38% - 39%	40% - 41%
Risk-free interest rate	1.0% - 1.35%	1.2% - 3.1%	1.3% - 2.8%
Expected term (years)	6.25	6.5	4.9 - 6.5
Dividend yield	0.00%	0.00%	0.00%

The fair value of the Performance Based Option is based on the application of a Monte Carlo simulation model based on the assumptions shown below. Expected volatilities are based on observed historical trends in the industry and other factors. The expected term of the options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate was based on the time horizon of the expected term and is based on the U.S. Treasury yield curve in effect at the time of the grant. Compensation expense of $0.5 million, $0.6 million and $0.5 million related to the Performance Based Options was recognized during the years-ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, the remaining unrecognized compensation costs related to unvested Performance Based Options is $0.8 million and will be recognized on a straight-line basis over the remaining weighted average vesting period of 1.7 years. None of the Performance Based Options vested during the years-ended December 31, 2012, 2011 or 2010. There were no issuances of performance based options during the year-ended December 31, 2012.

	YEAR-ENDED DECEMBER 31, 2011	YEAR-ENDED DECEMBER 31, 2010
Expected volatility	39% - 40%	40% - 41%
Risk-free interest rate	1.7% - 3.8%	1.9% - 3.5%
Expected term (years)	3.2 - 4.9	3.5 - 4.2
Dividend yield	0.00%	0.00%

For the expected volatility assumption, an emphasis was placed on identifying comparable public companies that operate ambulatory surgery centers. The Company utilized comparable public company volatility rates to estimate the expected volatility. The Company used the exponentially weighted moving average volatility of the public companies identified, adjusted for changes in the capital structure (as described by ASC 718), for the derived expected term for the service-based options.

A summary of option activity under the Plan as of December 31, 2012, and changes during the year-ended December 31, 2012 are presented below:

	UNITS (IN 000’S )	WEIGHTED- AVERAGE EXERCISE PRICE	REMAINING CONTRACTUAL LIFE (YEARS)	AGGREGATE INTRINSIC VALUE
Outstanding, December 31, 2011	18,119	$1.00	2.6 - 10.0	0
Granted	3,759	$1.37	9.2 - 10.0	0
Exercised	(44)	$1.37
Forfeitures	(1,053)	$1.01	2.6 - 8.8	0
Expirations	—	n/a

Outstanding, December 31, 2012	20,781	$1.03	2.6 - 10.0	0

Exercisable, December 31, 2012	—			0

The weighted average grant-date fair value per option of all options granted during the year-ended December 31, 2012, was $0.37. The weighted average grant-date fair value per option of all options granted during the year-ended December 31, 2011 was $0.330. The weighted average grant-date fair value per option of all options granted during the year-ended December 31, 2010 was $0.243.

Restricted Equity Units

On July 24, 2008, the Company entered into a Restricted Equity Unit Grant Agreement (the “Agreement”) with the Company’s Chief Executive Officer (the “Grantee”) to promote the interests of the Company and its members by providing the Chief Executive Officer of the Company and its affiliates with an appropriate incentive to encourage him to continue to provide services to the Company or any of its affiliates and to improve the growth and profitability of the Company. The Agreement grants to the Grantee the right to receive 700,000 membership units of the Company (“Restricted Equity Units”). Each Restricted Equity Unit represents the right to receive one membership unit of ASC Acquisition. The date of grant of the Restricted Equity Units was July 24, 2008, and the Restricted Equity Units vest 20% on each of the first five anniversaries of the date of grant, subject to the Grantee continuing to be employed by the Company or any of its subsidiaries on each such Vesting Date. As of December 31, 2012, 560,000 Restricted Equity Units have vested. Vested Restricted Equity Units shall be settled for actual membership units on the earlier of the termination of the Grantee’s employment by the Company or any of its affiliates or a change in ownership or effective control of the Company. Any portion of the Restricted Equity Units that is unvested on the date that the Grantee’s employment with the Company terminates for any reason shall be forfeited, and the Grantee will cease to have any rights with respect thereto. The Restricted Equity Units expire 10 years from the date of grant.

The grant-date fair value of each Restricted Equity Unit was $1.00. Compensation expense of $0.1 million per year related to the Restricted Equity Units was recognized during 2012, 2011 and 2010. As of December 31, 2012, there was no remaining unrecognized expense related to unvested Restricted Equity Units.

A summary of activity associated with the Restricted Equity Units during 2012 is presented below:

	UNITS (IN 000’S )	GRANT DATE FAIR VALUE PER UNIT
Nonvested Restricted Equity Units at December 31, 2011	280	$1.00
Granted	0	n/a
Vested	140	$1.00
Forfeited	0	n/a

Nonvested Restricted Equity Units at December 31, 2012	140	$1.00

Directors and Consultants Equity Incentive Plan

Options

On June 24, 2008, ASC Acquisition adopted a Directors and Consultants Equity Incentive Plan (the “Directors Plan”) to promote the interests of ASC Acquisition and its members by providing the key directors and consultants of the Company and its affiliates with an appropriate incentive to encourage them to continue to provide services to the Company or any of its affiliates and to improve the growth and profitability of the Company. The Directors Plan allows for the grant of options to purchase up to 5,000,000 membership units of ASC Acquisition. Option awards are generally granted with an exercise price equal to the fair market value of the Membership Unit at the date of grant. Options granted to three directors on July 23, 2009, July 1, 2010 and July 1, 2011 as payment for service on the Company’s Board vested on (or will vest on) June 29, 2010, June 29, 2011 and June 29, 2012, respectively. Options granted under the Directors Plan become exercisable only upon the occurrence of a Liquidity Event (as defined in the Directors Plan) in which the Majority Unit Holder (collectively, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P. and/or their respective affiliates) achieves a minimum cash return on its original investment. Certain provisions of the Directors Plan provide for accelerated vesting when a participant is subject to a qualifying termination, as defined within the Directors Plan. Options granted prior to 2010 generally expire seven years from the date of grant. Options granted in 2010 (as noted below) and thereafter expire 10 years from the date of grant.

In December 2010, the Company cancelled 330,276 existing 2010 option grants to three directors and replaced them with the grant of 330,276 options to purchase Membership Units with terms substantially identical to the terms of the corresponding existing 2010 grants (the “Replacement Directors Grants”), except that the Replacement Directors Grants shall expire no later than the tenth anniversary of the date of grant of the corresponding existing 2010 directors grants. The additional compensation cost recognized during 2010 as a result of this cancellation and replacement of options was immaterial.

In 2011, one of our Directors resigned from our Board. All of this former Director’s unvested options were accelerated and vested as of the date of his resignation, and the expiration date of his options was extended from 90 days after the date of his resignation to 18 months after the date of his resignation. The additional expense related to the modification of the former Director’s options was immaterial.

The fair values of the options granted under the Directors Plan were estimated on the date of grant utilizing a Monte Carlo simulation model based on the assumptions shown below. Expected volatilities are based on observed historical trends in the industry and other factors. The expected term of the options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk free rate was based on the time horizon of the expected term and is based on the U.S. Treasury yield curve in effect at the time of the grant. There was no Director and consultant fee expense in 2012. Director and consultant fee expense of $0.2 million and $0.1 million related to the options granted under the

Directors Plan was recognized during 2011 and 2010 respectively. As of December 31, 2012, there was no remaining unrecognized expense related to unvested options under the Directors Plan. There were no additional issuances of Directors Plan options during the year-ended December 31, 2012.

	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Expected volatility	39%	38% - 44%
Risk-free interest rate	2.8% - 3.2%	3.2% - 3.3%
Expected term (years)	3.3	3.6 - 3.7
Dividend yield	0.00%	0.00%

A summary of option activity under the Directors Plan during 2012 is presented below:

	UNITS (IN 000’S )	WEIGHTED- AVERAGE EXERCISE PRICE	REMAINING CONTRACTUAL LIFE (YEARS)	AGGREGATE INTRINSIC VALUE
Outstanding, December 31, 2011	4,694	$1.00	5.6	$0
Granted	0	n/a
Exercised	0	n/a
Forfeitures	0	n/a
Expirations	0	n/a

Outstanding, December 31, 2012	4,694	$1.01	4.5 - 9.5	$0

Exercisable, December 31, 2012	4,694	$1.01		$0

The weighted average grant-date fair value per option of all options granted during the years-ended December 31, 2011 and 2010 under the Directors Plan was $0.31 and $0.240, respectively. There were no options granted to the Directors Plan during the year-ended December 31, 2012.

Restricted Equity Units

In 2012, ASC Acquisition entered into a Restricted Equity Unit Grant Agreement (the “Agreement”) with certain Directors of our Board (the “Grantees”) to promote the interests of ASC Acquisition and its members by providing the Directors of the Company and its affiliates with an appropriate incentive to continue to provide services to the Company or any of its affiliates and to improve the growth and profitability of the Company. The Agreement grants to the Grantees the right to each receive 20,690 membership units of ASC Acquisition (“Restricted Equity Units”). Each Restricted Equity Unit represents the right to receive one membership unit of ASC Acquisition. The effective date of the grant of the Restricted Equity Units was July 1, 2012; the Restricted Equity Units vest 50% on each of the first two anniversaries of the date of grant, subject to the Grantee continuing to serve as a director of the Company on each such Vesting Date. As of December 31, 2012, no Restricted Equity Units have vested. Vested Restricted Equity Units will be settled for actual membership units or cash, at the discretion of the Company, on the earlier of the Grantee ceasing to be a director of the Company or a change in ownership or effective control of the Company or ASC Acquisition. Any portion of the Restricted Equity Units that is unvested on the date that the Grantee ceases to be a director for any reason will be forfeited, and the Grantee will cease to have any rights with respect thereto.

The grant-date fair value of each Restricted Equity Unit was $1.37. Compensation expense related to the Restricted Equity Units during 2012 and unrecognized expense related to unvested Restricted Equity Units during 2012 was immaterial.

A summary of activity associated with the Restricted Equity Units during 2012 is presented below:

	UNITS (IN 000’S )	GRANT DATE FAIR VALUE PER UNIT
Nonvested Restricted Equity Units at December 31, 2011	0	n/a
Granted	62	1.37
Vested	0	n/a
Forfeited	0	n/a

Nonvested Restricted Equity Units at December 31, 2012	62	1.37

12. EMPLOYEE BENEFIT PLANS

ASC Acquisition has certain employee benefit plans, including the following:

•	Company sponsored healthcare plans, including coverage for medical and dental benefits;

•	The Retirement Investment Plan, which is a qualified 401(k) savings plan; and

•	The Senior Management Bonus Program.

Substantially all teammates are eligible to enroll in ASC Acquisition’s sponsored healthcare plans, including coverage for medical and dental benefits. Our primary healthcare plans are national plans administered by third-party administrators, for which we are self-insured. The cost associated with these plans, net of amounts paid by teammates, was approximately $21.7 million, $19.0 million and $17.7 million for the years-ended December 31, 2012, 2011 and 2010, respectively.

The Retirement Investment Plan is a qualified 401(k) savings plan. The plan allows eligible teammates to contribute up to 100% of their pay on a pre-tax basis into their individual retirement account in the plan, subject to the maximum annual limits set by the IRS. ASC Acquisition’s employer matching contribution is 50% of the first 4% of each participant’s elective deferrals. All contributions to the plan are in the form of cash. Substantially all teammates who are at least 21 years of age are eligible to participate in the plan. Employer contributions vest over a six-year service period. Participants are immediately fully vested in their own contributions. Employer contributions made to the Retirement Investment Plan approximated $3.6 million, $3.5 million and $3.4 million during the years-ended December 31, 2012, 2011 and 2010, respectively.

ASC Acquisition has a Senior Management Bonus Program designed to reward senior management for performance, based on a combination of corporate, regional and individual goals. The corporate goals are based upon the Company meeting a pre-determined financial goal. Similarly, regional goals are based upon a pre-determined set of financial goals for the applicable region. The individual goals are determined by each participant with the approval of his or her immediate supervisor. We recorded expense of approximately $4.8 million, $5.2 million and $5.6 million under the Senior Management Bonus Program for the years-ended December 31, 2012, 2011 and 2010, respectively.

13. INCOME TAXES

The Company is subject to U.S. federal, state and local income taxes. The Income from continuing operations before income tax expense is as follows:

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Income from continuing operations before income tax expense	$83,453	$106,823	$95,240

The significant components of the provision for income taxes related to continuing operations are as follows:

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Current:
Federal	$—	$—	$—
State and local	496	392	551

Total current expense	496	392	551

Deferred:
Federal	6,328	16,200	11,374
State and local	1,521	3,775	2,653

Total deferred expense	7,849	19,975	14,027

Total income tax expense related to continuing operations	$8,345	$20,367	$14,578

A reconciliation of differences between the federal income tax at statutory rates and our actual income tax expense on income from continuing operations, which include federal, state and other income taxes, is as follows:

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Tax expense at statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
Federal income tax assumed by noncontrolling interests	(38.7)	(30.5)	(31.0)
Increase in valuation allowance	13.9	13.5	10.5
State income taxes, net of federal tax benefit	(0.5)	0.9	0.6
Other, net	0.3	0.2	0.2

Income tax expense	10.0%	19.1%	15.3%

The income tax expense at the statutory rate is the expected income tax expense resulting from the income from continuing operations. Income tax expense, subsequent to the removal of tax expense related to noncontrolling interest income, is greater than the statutory rate for the year-ended December 31, 2012, 2011 and 2010, due to a valuation allowance and goodwill amortization related to indefinite-lived intangible assets. After consideration of all evidence, both positive and negative, management concluded that it is more-likely-

than-not that the Company will not realize its net deferred tax assets. Therefore, a full valuation allowance has been established on our net deferred tax assets. The deferred tax liability resulting from goodwill amortization is considered an indefinite-lived intangible and cannot be looked upon as a source of future taxable income to support the realization of deferred tax assets for purposes of establishing a valuation allowance.

Deferred income taxes recognize the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes and the impact of available net operating loss (“NOL”) carryforwards. The significant components of the Company’s deferred tax assets and liabilities are as follows:

	AS OF DECEMBER 31
	2012	2011
Current
Deferred income tax assets:
Allowance for doubtful accounts	$1,108	$2,322
Accrued liabilities	10,146	10,035
Valuation allowance	(10,656)	(11,758)
Deferred income tax liabilities:
Prepaid expenses	(1,178)	(1,022)

Net current deferred income tax liability	(580)	(423)

Non-current
Deferred income tax assets:
Net operating loss	102,353	90,222
Capital loss	31,610	29,128
Investment in nonconsolidated affiliates	11,445	8,777
Other comprehensive income	3,350	3,731
Intangible assets	—	531
Other	257	5,305
Valuation allowance	(141,163)	(130,666)
Deferred income tax liabilities:
Goodwill and other indefinite-lived intangibles	(101,288)	(93,903)
Property, net	(6,924)	(6,605)
Other	(348)	—

Net non-current deferred income tax liability	(100,708)	(93,480)

Total deferred income tax liability	$(101,288)	$(93,903)

We reduce our deferred income tax assets by a valuation allowance if, based on the weight of the available evidence, it is more-likely-than-not that all or a portion of a deferred tax asset will not be realized. We assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. Our most recent operating performance, the scheduled reversal of temporary differences and our forecast of taxable income in future periods are important considerations in our assessment. While we recognize our recent earnings history is an example of positive evidence to be considered in our assessment, at this time, management continues to believe it is more-likely-than-not we will not realize a portion of our deferred tax assets due to our consideration of all positive and negative evidence available. We have established a full valuation allowance against net deferred tax assets other than the deferred tax liability resulting from the goodwill amortization which is considered an indefinite-lived intangible. Based on these conclusions, a valuation allowance of $151.8 million, $142.4 million and $128.3 million is necessary as of December 31, 2012, 2011 and 2010, respectively. For the years-ended December 31, 2012, 2011 and 2010, the increases in the valuation allowance were $9.4 million, $14.1 million and $30.0 million, respectively. Adjustments to the valuation allowance may be made in future periods if there is a change in management’s assessment of the amount of deferred income tax assets that is realizable.

At December 31, 2012, we had federal NOL carryforwards of approximately $241.1 million. Such losses expire in various amounts at varying times beginning in 2027. These NOL carryforwards are subject to a valuation allowance. At December 31, 2011, we had federal NOL carryforwards of $218.7 million.

The Company has no tax liability for uncertain tax positions as of December 31, 2012 or December 31, 2011.

14. DISCONTINUED OPERATIONS

The Company has closed or sold certain facilities that qualify for reporting as discontinued operations. The assets and liabilities associated with these facilities are reflected in the accompanying consolidated balance sheets as of December 31, 2012 and December 31, 2011 as Current assets related to discontinued operations, Assets related to discontinued operations, Current liabilities related to discontinued operations and Liabilities related to discontinued operations. Additionally, the accompanying consolidated statements of operations and cash flows reflect the loss, net of income tax expense, and the net cash (used in) provided by operating, investing and financing activities, respectively, associated with these facilities as discontinued operations.

The operating results of discontinued operations are as follows:

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Net operating revenues	$15,081	$22,904	$37,731
Costs and expenses	(16,580)	(23,555)	(42,091)
Loss on sale of investments	(1,684)	—	—
Impairments	(13)	(49)	(259)

Loss from discontinued operations	(3,196)	(700)	(4,619)
Income tax benefit (expense)	435	(2,276)	(6,520)

Net loss from discontinued operations	$(2,761)	$(2,976)	$(11,139)

The assets and liabilities of discontinued operations consist of the following:

	DECEMBER 31 2012	DECEMBER 31 2011
Assets
Current assets
Accounts receivable, net	$1,202	$2,988
Other current assets	253	406

Total current assets	1,455	3,394

Property and equipment, net	2,269	9,411
Other long-term assets	234	1,532

Total assets	$3,958	$14,337

Liabilities
Current liabilities
Accounts payable and other current liabilities	$468	$1,768

Total current liabilities	468	1,768

Other long-term liabilities	397	2,458

Total liabilities	$865	$4,226

15. RELATED PARTY TRANSACTIONS

Surgical Care Affiliates paid management fees to TPG Capital, L.P. (now TPG Capital Management), an affiliate of TPG (“TPG Capital”), of $2.0 million during each of the years-ended December 31, 2012, 2011 and 2010, respectively. In addition, the Company included $0.5 million in Prepaids and Other Current Assets in the consolidated balance sheet on December 31, 2011 and 2012 relating to amounts paid to TPG Capital in 2011 for 2012 management services.

In 2012, 2011 and 2010, certain directors of the Company received restricted equity units and options to purchase membership units of ASC Acquisition under the Directors and Consultants Equity Incentive Plan as part of their compensation for service on the Company’s Board and for consulting services provided to the Company. Total related expense recognized by the Company was immaterial for all periods presented. See Note 11, Equity-Based Compensation, for additional information related to this Plan.

The law firm of Bradley Arant Boult Cummings LLP provided certain legal services to us. We paid approximately $1.0 million, $0.9 million and $0.9 million to this law firm in 2012, 2011 and 2010, respectively, for such legal services. The spouse of one of our executive officers, Richard L. Sharff, Jr., is a partner of this law firm.

16. COMMITMENTS AND CONTINGENT LIABILITIES

Legal Proceedings

We operate in a highly regulated and litigious industry. As a result, we expect that various lawsuits, claims and legal and regulatory proceedings may be instituted or asserted against us, including, without limitation, employment-related claims and medical negligence claims. Additionally, governmental agencies often possess a great deal of discretion to assess a wide range of monetary penalties and fines. We record accruals for contingencies to the extent that we conclude it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No estimate of the possible loss or range of loss in excess of amounts accrued, if any, can be made at this time regarding the matters specifically described below because the inherently unpredictable nature of legal proceedings may be exacerbated by various factors, including, but not limited to: (i) the damages sought in the proceedings are unsubstantiated or indeterminate; (ii) discovery is not complete; (iii) the proceeding is in its early stages; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; (vi) there are a large number of parties (including where it is uncertain how liability, if any, will be shared among multiple defendants); or (vii) there is a wide range of potential outcomes. The outcome of any current or future litigation or governmental or internal investigations, including the matter described below, cannot be accurately predicted, nor can we predict any resulting penalties, fines or other sanctions that may be imposed at the discretion of federal or state regulatory authorities. Nevertheless, it is reasonably possible that any such penalties, fines or other sanctions could be substantial, and the outcome of these matters may have a material adverse effect on our results of operations, financial position and cash flows and may affect our reputation.

On May 5, 2006, Dr. Hansel DeBartolo filed a lawsuit captioned DeBartolo, et al. v. HealthSouth Corporation et al, in the United States District Court for the Northern District of Illinois, Eastern Division, against Joliet Surgery Center Limited Partnership (the “Partnership”), the general partner of that Partnership, Surgicare of Joliet, Inc., and its then-parent, HealthSouth Corporation, for a declaratory judgment and an injunction relating to the forced repurchase of his partnership interest (the “Federal Court Action”). We agreed to take responsibility from HealthSouth Corporation as part of the Transaction regarding this matter. Dr. DeBartolo claimed that the partnership agreement’s requirement that an investor in a surgical center perform one-third of his surgical procedures at the center violates the federal Anti-Kickback Statute and its underlying federal policy, and he sought an order prohibiting the repurchase of his partnership interest. After the trial court dismissed the case by holding that no private cause of action exists under the Anti-Kickback Statute, Dr. DeBartolo appealed to the Seventh Circuit Court of Appeals, which directed the trial court to dismiss the case because the Federal courts did not have jurisdiction over the subject matter involved. On February 8, 2010, Dr. DeBartolo filed a lawsuit in the twelfth Judicial Circuit Court, Will County, Illinois making the same claim and seeking the same relief as he sought in the Federal Court Action. At this time we cannot predict the outcome of this proceeding, but we intend to vigorously defend against Dr. DeBartolo’s claims.

Risk Insurance

Risk insurance for the Company and most of our facilities is provided through our risk insurance program. We insure a substantial portion of our professional liability, general liability and workers’ compensation risks through low deductible, fully insured programs through unrelated carriers.

Provisions for these risks are based upon market driven premiums and actuarially determined estimates for incurred but not reported exposure under claims made policies. Provisions for losses within the policy deductibles represent the estimated ultimate net cost of all reported and unreported losses incurred through the consolidated balance sheet dates. Those estimates are subject to the effects of trends in loss severity and frequency. While we believe the provisions for losses are adequate, we cannot be sure the ultimate costs will not exceed our estimates.

Reserves for incurred but not reported professional and general liability risks were approximately $5.5 million and $5.2 million at December 31, 2012 and December 31, 2011, and are included in Other long-term liabilities in the consolidated balance sheets. Expenses related to professional and general liability risks were $5.4 million, $5.1 million and $5.5 million for the years-ended December 31, 2012, 2011 and 2010, respectively, and are classified in Other operating expenses in our consolidated statements of operations. Expenses associated with workers’ compensation were $2.2 million, $1.7 million and $1.6 million for the years-ended December 31, 2012, 2011 and 2010, respectively, and are classified in Salaries and benefits in our consolidated statements of operations.

17. SUBSEQUENT EVENTS

The financial statements of ASC Acquisition are substantially comprised of the financial statements of Surgical Care Affiliates, which issued its annual financial statements on March 18, 2013. Accordingly, we have evaluated transactions for consideration as recognized subsequent events in the annual financial statements through the date of March 18, 2013. Additionally, the Company has evaluated transactions that occurred as of the issuance of these financial statements, July 22, 2013, for purposes of disclosure of unrecognized subsequent events.

In 2013, the Company deconsolidated two affiliates that were consolidated as of December 31, 2012. The Company will account for its interest in the affiliates using the equity method.

In 2013, the future JV (see note 3) acquired a controlling interest in an ASC. This ASC will be consolidated (as part of the future JV) as a VIE in which the Company is the primary beneficiary.

In 2013 the Company approved the issuance to certain teammates (our term for employees) of 5,905,000 options to purchase units under the Management Equity Incentive Plan (the “Equity Plan”). We are currently determining the fair value of the options granted. On the same date, the Company also increased the number of units reserved for issuance upon exercise of any options granted under the Equity Plan from 21,525,000 to 27,325,000.

In 2013, we closed on a $390 million loan under our existing Credit Facility (see note 8). The proceeds were used to settle the Class A Term Loan due in 2014, the Incremental Term Loan due in 2018 and the Senior PIK-election Notes due in 2015. Additional proceeds were used to pay fees related to the new loan.

In June 2013, we acquired Health Inventures, LLC (“HI”) for a purchase price of $18.5 million. In the transaction, we acquired HI’s ownership interests in four ASCs and one surgical hospital and management agreements with 19 affiliated facilities.

18. CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

ASC Acquisition has no material assets or standalone operations other than its ownership in Surgical Care Affiliates and its subsidiaries.

There are significant restrictions on the ASC Acquisition’s ability to obtain funds from any of its subsidiaries through dividends, loans or advances. Accordingly, these condensed financial statements have been presented on a “Parent-only” basis. Under a Parent-only presentation, the Company’s investments in its consolidated subsidiaries are presented under the equity method of accounting. These Parent-only financial statements should be read in conjunction with the Company’s Consolidated Financial Statements.

The following tables present the financial position of ASC Acquisition as of December 31, 2012 and 2011 and the results of its operations and cash flows for the years-ended December 31, 2012, 2011 and 2010.

ASC Acquisition LLC

Condensed Balance Sheets

(In thousands of U.S. dollars)

	DECEMBER 31 2012	DECEMBER 31 2011
Assets
Cash and cash equivalents	$200	$200
Investment in Surgical Care Affiliates	161,663	179,954

Total assets	$161,863	$180,154

Equity
Contributed capital	$319,172	$317,453
Accumulated deficit	(157,309)	(137,299)

Total equity	$161,863	$180,154

ASC Acquisition LLC

Condensed Statements of Comprehensive Income

(In thousands, except per unit data)

	YEAR-ENDED DECEMBER 31	YEAR-ENDED DECEMBER 31	YEAR-ENDED DECEMBER 31
	2012	2011	2010
Equity in net loss of Surgical Care Affiliates	$(18,291)	$(7,997)	$(13,627)
Stock compensation expense	1,719	1,680	1,282

Loss before income taxes	(20,010)	(9,677)	(14,909)

Provision for income taxes	—	—	—

Net loss	$(20,010)	$(9,677)	$(14,909)

Equity in comprehensive income (loss) of Surgical Care Affiliates	986	3,997	(1,895)

Comprehensive loss	$(19,024)	$(5,680)	$(16,804)

Basic and diluted net loss per unit	$(.06)	$(.03)	$(.05)
Basic weighted average units outstanding	310,981	300,807	288,453

Diluted weighted average units outstanding	310,981	300,807	288,453

ASC Acquisition LLC

Condensed Statements of Cash Flows

(In thousands of U.S. dollars)

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Net loss	$(20,010)	$(9,677)	$(14,909)
Adjustments to reconcile net income to net cash provided by operating activities
Equity in net loss of Surgical Care Affiliates	18,291	7,997	13,627
Stock compensation expense	1,719	1,680	1,282

Net cash used for operating activities	—	—	—

Investing activities:
Investment in Surgical Care Affiliates	—	(25,000)	—

Net cash used in investing activities	—	(25,000)	—

Financing Activities:
Member contributions	—	22,071	1,040

Net cash provided by financing activities	—	22,071	1,040

Net change in cash and cash equivalents	—	(2,929)	1,040

Cash and cash equivalents at beginning of period	200	3,129	2,089

Cash and cash equivalents at end of period	$200	$200	$3,129

ASC Acquisition LLC

Condensed Consolidated Balance Sheets

(Unaudited)

(In thousands of U.S. dollars)

	JUNE 30 2013	PRO FORMA JUNE 30 2013	DECEMBER 31 2012
Assets
Current assets
Cash and cash equivalents	$143,675	$143,675	$118,740
Restricted cash	24,596	24,596	27,630
Accounts receivable, net of allowance for doubtful accounts (2013 - $6,069; 2012 - $5,944)	84,794	84,794	79,353
Receivable from nonconsolidated affiliates	15,293	15,293	22,883
Prepaids and other current assets	21,584	21,584	14,393
Current assets related to discontinued operations	366	366	1,474

Total current assets	290,308	290,308	264,473
Property and equipment, net of accumulated depreciation	181,543	181,543	179,909
Goodwill	701,747	701,747	706,495
Intangible assets, net of accumulated amortization	52,776	52,776	48,091
Deferred debt issue costs	12,176	12,176	11,131
Investment in and advances to nonconsolidated affiliates	192,255	192,255	194,299
Other long-term assets	5,575	5,575	2,268
Assets related to discontinued operations	2,146	2,146	2,510

Total assets (a)	$1,438,526	$1,438,526	$1,409,176

Liabilities and Equity
Current liabilities
Current portion of long-term debt	$19,217	$19,217	$15,220
Accounts payable	22,478	22,478	23,397
Accrued payroll	20,413	20,413	19,059
Accrued interest	6,834	6,834	13,709
Accrued distributions	26,652	26,652	24,805
Accrued distributions to members	—	74,900	—
Payable to nonconsolidated affiliates	61,944	61,944	58,926
Deferred income tax liability	606	606	580
Other current liabilities	19,684	19,684	17,595
Current liabilities related to discontinued operations	284	284	487

Total current liabilities	178,112	253,012	173,778
Long-term debt, net of current portion	792,488	792,488	774,516
Deferred income tax liability	105,296	105,296	100,708
Other long-term liabilities	22,458	22,458	21,191
Liabilities related to discontinued operations	426	426	397

Total liabilities (a)	1,098,780	1,173,680	1,070,590

Commitments and contingent liabilities (Note 12)

Noncontrolling interests – redeemable (Note 7)	21,385	21,385	21,709

Equity
ASC Acquisition’s equity
Contributed capital	310,974	236,074	310,019
Accumulated other comprehensive loss	—	—	(8,327)
Accumulated deficit	(168,508)	(168,508)	(157,309)

Total ASC Acquisition’s equity	142,466	67,566	144,383

Noncontrolling interests – non-redeemable (Note 7)	175,895	175,895	172,494

Total equity	318,361	243,461	316,877

Total liabilities and equity	$1,438,526	$1,438,526	$1,409,176

(a)	Our consolidated assets as of June 30, 2013 and December 31, 2012 include total assets of a variable interest entity (VIE) of $39.0 million and $30.2 million, respectively, which can only be used to settle the obligations of the VIE. Our consolidated total liabilities as of June 30, 2013 and December 31, 2012 include total liabilities of the VIE of $6.0 million and $1.4 million, respectively, for which the creditors of the VIE have no recourse to us. See further description in Note 3, Summary of Significant Accounting Policies.

See Notes to Condensed Consolidated Financial Statements.

ASC Acquisition LLC

Condensed Consolidated Statements of Operations

(Unaudited)

(In thousands, except per unit data)

	SIX-MONTHS ENDED JUNE 30
	2013	2012
Net operating revenues:
Net patient revenues	$370,602	$352,504
Management fee revenues	11,478	9,234
Other revenues	6,375	8,052

Total net operating revenues	388,455	369,790
Equity in net income of nonconsolidated affiliates	12,006	11,787
Operating expenses:
Salaries and benefits	125,753	120,809
Supplies	85,657	83,159
Other operating expenses	58,074	61,113
Depreciation and amortization	20,932	20,334
Occupancy costs	13,433	13,173
Provision for doubtful accounts	6,975	8,128
Impairment of intangible and long-lived assets	—	434
Loss (gain) on disposal of assets	70	(55)

Total operating expenses	310,894	307,095

Operating income	89,567	74,482
Interest expense	34,289	30,442
Loss from extinguishment of debt	3,800	—
Interest income	(117)	(221)
Loss (gain) on sale of investments	985	(2,001)

Income from continuing operations before income tax expense	50,610	46,262
Provision for income tax expense	4,435	4,655

Income from continuing operations	46,175	41,607
Loss from discontinued operations, net of income tax expense	(3,932)	(5,140)

Net income	42,243	36,467

Less: Net income attributable to noncontrolling interests	(53,442)	(46,724)

Net loss attributable to ASC Acquisition	$(11,199)	$(10,257)

Basic and diluted net loss per unit attributable to ASC Acquisition:
Continuing operations attributable to ASC Acquisition	$(.03)	$(.02)
Discontinued operations attributable to ASC Acquisition	(.01)	(.01)

Net loss per unit attributable to ASC Acquisition	$(.04)	$(.03)

Basic weighted average units outstanding	311,019	310,885

Diluted weighted average units outstanding	311,019	310,885

Pro forma basic and diluted net loss per unit attributable to ASC Acquisition (see Note 3)	$(.03)
Units outstanding used to compute pro forma basic and diluted net loss per unit attributable to ASC Acquisition	345,064

See Notes to Condensed Consolidated Financial Statements.

ASC Acquisition LLC

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(In thousands of U.S. dollars)

	SIX-MONTHS ENDED JUNE 30
	2013	2012
Net income	$42,243	$36,467
Other comprehensive income (loss):
Unrealized gain (loss) on interest rate swap	847	(2,788)

Amounts reclassified from accumulated other comprehensive loss	7,480	3,541
Total other comprehensive income	8,327	753
Comprehensive income	50,570	37,220
Comprehensive income attributable to noncontrolling interests	(53,442)	(46,724)

Comprehensive loss attributable to ASC Acquisition	$(2,872)	$(9,504)

See Notes to Condensed Consolidated Financial Statements.

ASC Acquisition LLC

Condensed Consolidated Statements of Changes in Equity

(Unaudited)

(In thousands of U.S. dollars)

	CONTRIBUTED CAPITAL	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT	TOTAL ASC ACQUISITION EQUITY	NONCONTROLLING INTERESTS- NON-REDEEMABLE	TOTAL EQUITY
Balance at December 31, 2011	$313,781	$(9,313)	$(137,299)	$167,169	$135,417	$302,586
Net (loss) income	—	—	(10,257)	(10,257)	34,228	23,971
Other comprehensive income	—	753	—	753	—	753
Stock compensation	801	—	—	801	—	801
Net change in equity related to purchase/(sale) of ownership interests	(579)	—	—	(579)	6,744	6,165
Change in distribution accrual	—	—	—	—	(1,600)	(1,600)
Distributions to noncontrolling interests	—	—	—	—	(33,118)	(33,118)

Balance at June 30, 2012	$314,003	$(8,560)	$(147,556)	$157,887	$141,671	$299,558

	CONTRIBUTED CAPITAL	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT	TOTAL ASC ACQUISITION EQUITY	NONCONTROLLING INTERESTS- NON-REDEEMABLE	TOTAL EQUITY
Balance at December 31, 2012	$310,019	$(8,327)	$(157,309)	$144,383	$172,494	$316,877
Net (loss) income	—	—	(11,199)	(11,199)	39,080	27,881
Other comprehensive income	—	8,327	—	8,327	—	8,327
Stock compensation	429	—	—	429	—	429
Net change in equity related to purchase/(sale) of ownership interests	526	—	—	526	1,821	2,347
Contributions from noncontrolling interests	—	—	—	—	1,413	1,413
Change in distribution accrual	—	—	—	—	(627)	(627)
Distributions to noncontrolling interests	—	—	—	—	(38,286)	(38,286)

Balance at June 30, 2013	$310,974	$—	$(168,508)	$142,466	$175,895	$318,361

See Notes to Condensed Consolidated Financial Statements.

ASC Acquisition LLC

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands of U.S. dollars)

	SIX-MONTHS ENDED JUNE 30
	2013	2012
Cash flows from operating activities
Net income	$42,243	$36,467
Loss from discontinued operations	3,932	5,140
Adjustments to reconcile net income to net cash provided by operating activities
Provision for doubtful accounts	6,975	8,128
Depreciation and amortization	20,932	20,334
Amortization of deferred issuance costs	1,525	1,490
Impairment of long-lived assets	—	434
Realized loss (gain) on sale of investments	985	(2,001)
Loss (gain) on disposal of assets	70	(55)
Equity in net income of nonconsolidated affiliates	(12,006)	(11,787)
Distributions from nonconsolidated affiliates	24,393	18,388
Deferred income tax	4,614	5,103
Stock compensation	429	801
Loss on de-designation and change in fair value of interest rate swap	7,619	—
Loss on extinguishment of debt	3,800	—
Payment of deferred interest	(14,785)	—
Decrease (increase) in assets, net of business combinations
Accounts receivable	(11,496)	(7,690)
Other assets	994	(6,206)
(Decrease) increase in liabilities, net of business combinations
Accounts payable	(1,040)	(733)
Accrued payroll	612	(4,143)
Accrued interest	(6,876)	(415)
Other liabilities	7,751	20,633
Other, net	1,168	906
Net cash used in operating activities of discontinued operations	(1,266)	(1,765)

Net cash provided by operating activities	80,573	83,029

Cash flows from investing activities
Capital expenditures	(17,281)	(12,693)
Proceeds from disposal of assets	(797)	2,960
Proceeds from sale of equity interests of nonconsolidated affiliates	2,690	—
Proceeds from sale of equity interests of consolidated affiliates in deconsolidation transactions	2,069	4,000
Decrease in cash related to conversion of consolidated affiliates to equity interests	(116)	(763)
Increase in cash related to conversion of equity method affiliates to consolidated affiliates	—	50
Net change in restricted cash	2,321	(1,584)
Net settlements on interest rate swap	(1,626)	(3,501)
Business acquisitions, net of cash acquired $1,179	(21,321)	—
Purchase of equity interests in nonconsolidated affiliates	(150)	(3,483)
Net cash provided by investing activities of discontinued operations	—	6

Net cash used in investing activities	$(34,211)	$(15,008)

Cash flows from financing activities
Borrowings under line of credit arrangements and long-term debt, net of issuance costs	$408,544	$3,317
Payment of debt acquisition costs	(5,700)	—
Principal payments on line of credit arrangements and long-term debt	(371,418)	(4,004)
Principal payments under capital lease obligations	(3,417)	(3,073)
Distributions to noncontrolling interests of consolidated affiliates	(52,251)	(44,333)
Contributions from noncontrolling interests of consolidated affiliates	1,610	—
Proceeds from sale of equity interests of consolidated affiliates	1,916	2,835
Repurchase of equity interests of consolidated affiliates	(711)	(924)
Other	(14)	—

Net cash used in financing activities	(21,441)	(46,182)

Change in cash and cash equivalents	24,921	21,839
Cash and cash equivalents at beginning of period	118,740	71,265
Cash and cash equivalents of discontinued operations at beginning of period	56	116
Less: Cash and cash equivalents of discontinued operations at end of period	(42)	(75)

Cash and cash equivalents at end of period	$143,675	$93,145

Supplemental schedule of noncash investing and financing activities
Property and equipment acquired through capital leases and installment purchases	$2,971	$3,656
Net investment in consolidated affiliates that became equity method facilities	5,331	901
Noncontrolling interest associated with conversion of consolidated affiliates to equity method affiliates	226	865
Conversion of equity method affiliate to consolidated affiliate financed through the issuance of debt	—	7,221

See Notes to Condensed Consolidated Financial Statements.

ASC Acquisition LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(Amounts in tables are in thousands of U. S. dollars unless otherwise indicated)

Unless the context otherwise indicates or requires, the terms “ASC Acquisition,” “we,” “us,” “our,” and “Company” refer to ASC Acquisition, LLC and its subsidiaries and the term “Surgical Care Affiliates” refers to Surgical Care Affiliates, LLC, our direct operating subsidiary.

1. DESCRIPTION OF BUSINESS

Nature of Operations and Ownership of the Company

ASC Acquisition, LLC, a Delaware limited liability company, was formed on March 23, 2007, primarily to own and operate a network of multi-specialty ambulatory surgery centers (“ASCs”) and surgical hospitals in the United States of America. The Company is owned by an investor group that includes TPG Partners V, L.P. (“TPG”), members of our management and other investors. As of June 30, 2013, the Company operated in 34 states and had an interest in and/or operated 167 ASCs, five surgical hospitals and one sleep center with 11 locations, with a concentration of facilities in California, Indiana and Texas. Our ASCs and surgical hospitals primarily provide the facilities, equipment and medical support staff necessary for physicians to perform non-emergency surgical and other procedures in various specialties, including orthopedics, ophthalmology, gastroenterology, pain management, otolaryngology (ear, nose and throat, or “ENT”), urology and gynecology, as well as other general surgery procedures. At our ASCs, physicians perform same-day surgical procedures. At our surgical hospitals, physicians perform a broader range of surgical procedures, and patients may stay in the hospital for several days.

During the six-months ended June 30, 2013, our portfolio of facilities changed as follows:

•	we acquired a controlling interest in one ASC, which we consolidate;

•	we deconsolidated two ASCs (i.e., we entered into a transaction which required a change in accounting treatment of the facility from consolidated to equity method investment);

•	we acquired a noncontrolling interest in five ASCs and one surgical hospital that we hold as equity method investments;

•	we closed a consolidated ASC; and

•	we entered into agreements to manage nineteen ASCs and one sleep center with 11 locations.

Business Structure

We operate our facilities through strategic relationships with physicians and often with healthcare systems that have strong local market positions and reputations for clinical excellence. The facilities in which we hold an ownership interest are owned by general partnerships, limited partnerships, limited liability partnerships or limited liability companies in which the Company serves as the general partner, limited partner, managing member or member. We account for our 173 facilities as follows:

AS OF JUNE 30, 2013
Consolidated facilities	85
Equity method facilities	60
Managed only facilities	28

Total facilities	173

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting, and the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and pursuant to Article 10 of Regulation S-X of the Securities and Exchange Commission rules and regulations for interim financial information. Such financial statements include the assets, liabilities, revenues and expenses of all wholly-owned subsidiaries, subsidiaries over which we exercise control and, when applicable, affiliates in which we have a controlling financial interest. These interim financial statements do not include all of the disclosures required by U.S. GAAP for complete financial statements. In the opinion of management, the accompanying unaudited financial statements of the Company reflect all adjustments (consisting only of normal, recurring items) necessary for a fair statement of the results for the interim periods presented. Operating results for the six-month period ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year-ended December 31, 2013. The accompanying unaudited condensed consolidated financial statements and related notes should be read in conjunction with the Company’s audited December 31, 2012 consolidated financial statements.

2. PURCHASE TRANSACTIONS AND DECONSOLIDATIONS

Acquisitions

In April 2013, we invested in an ASC for total consideration of $4.0 million. This ASC will be consolidated (as part of the future JV, as further described in Note 3) as a VIE in which we are the primary beneficiary. The amounts recognized as of the acquisition date for each major class of assets and liabilities assumed are as follows:

Assets
Property and equipment	$2,971
Goodwill	679
Intangible assets	350

Total assets	$4,000

Liabilities
Total liabilities	$—

In June 2013, we acquired 100% of the interest in Health Inventures, LLC (“HI”), a surgical and physician services company, for total consideration of $18.5 million. $9.6 million of the consideration was paid to the sellers in cash; the remaining amount, $8.9 million, was placed into escrow as contingent consideration. The amount payable as contingent consideration depends upon the successful continuation and/or renewal of certain management agreement contracts held by HI and, in the case of renewals, will be determined by comparing the contract revenue prior to renewal against the expected contract revenue after renewal. The undiscounted range of amounts that could be paid as contingent consideration is zero to $8.9 million. As of the acquisition date, approximately $7.2 million of contingent consideration was recognized. There were no changes in the recognized amount of contingent consideration or the undiscounted range of amounts that could be paid as contingent consideration from the acquisition date to June 30, 2013. In the transaction, we acquired HI’s ownership interests in four ASCs and one surgical hospital and management agreements with 19 affiliated facilities.

The HI amounts recognized as of the acquisition date for each major class of assets and liabilities assumed are as follows:

Assets
Current assets
Cash and cash equivalents	$1,179
Accounts receivable	2,130
Other current assets	400

Total current assets	3,709

Property and equipment	584
Goodwill	2,269
Intangible assets	7,605
Investment in and advances to nonconsolidated affiliates	4,360

Total assets	$18,527

Liabilities
Current liabilities
Accounts payable and other current liabilities	$1,742

Total current liabilities	1,742

Total liabilities	$1,742

The HI goodwill and intangible assets are expected to be fully deductible for tax purposes. The HI purchase price allocation is preliminary and subject to adjustment.

Also during the six-month period ended June 30, 2013, we acquired a noncontrolling interest in a surgery center in Newport Beach, California and acquired a management agreement with a surgery center in Fountain Valley, California, each for an immaterial amount of consideration.

Deconsolidations and Closures

During the six-month period ended June 30, 2013, we completed two separate deconsolidation transactions. In one of these transactions, we sold a controlling equity interest, and transferred certain control rights, to a health system. We retained a noncontrolling interest in this affiliate. We received cash proceeds of approximately $2.1 million and recorded a pre-tax loss of approximately $1.6 million, which was primarily related to the revaluation of our remaining investment in this affiliate to fair value. The loss on this transaction is recorded in Loss (gain) on sale of investments in the accompanying condensed consolidated statements of operations. In the other transaction, we transferred certain control rights to partners in the entity. We retained a noncontrolling interest in this entity. We recorded a pre-tax loss of approximately $1.5 million, which was primarily related to the revaluation of our remaining investment in this affiliate to fair value. The loss on this transaction is recorded in Equity in net income of nonconsolidated affiliates in the accompanying condensed consolidated statements of operations.

During the six-month period ended June 30, 2012, we completed one deconsolidation transaction. In the transaction, we sold a controlling equity interest and transferred certain control rights to a health system. We retained a noncontrolling interest in this affiliate. We received cash proceeds of approximately $4.0 million and recorded a pre-tax gain of approximately $2.0 million, which was primarily related to the revaluation of our remaining investment in the affiliate to fair value. The gain on this transaction is recorded in Gain on sale of investments in the accompanying condensed consolidated statements of operations.

Fair values for the retained noncontrolling interests are primarily estimated based on third-party valuations we have obtained in connection with such transactions and/or the amount of proceeds received for the controlling equity interest sold. Our continuing involvement as an equity method investor and manager of the facilities precludes classification of these transactions as discontinued operations.

During the six-month period ended June 30, 2013, we closed one facility. We recorded a pre-tax loss of approximately $1.5 million as a result of the closure. The loss on the transaction is recorded in the Loss from discontinued operations, net of income tax in the accompanying condensed consolidated statements of operations.

During the six-month period ended June 30, 2012, we closed two facilities. We recorded a pre-tax loss of approximately $3.2 million as a result of the closures. The loss on these transactions is recorded in the Loss from discontinued operations, net of income tax in the accompanying condensed consolidated statements of operations. We also wrote off approximately $2.2 million of goodwill related to one closure.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities (“VIEs”) for which we are the primary beneficiary. All significant intercompany transactions and accounts have been eliminated.

We evaluate partially owned subsidiaries and joint ventures held in partnership form using authoritative guidance, which includes a framework for evaluating whether a general partner(s) or managing member(s) controls an affiliate and therefore should consolidate it. The framework includes the presumption that general partner or managing member control would be overcome only when the limited partners or members have certain rights. Such rights include the right to dissolve or liquidate the limited partnership (“LP”), limited liability partnership (“LLP”) or limited liability company (“LLC”) or otherwise remove the general partner or managing member “without cause,” or the right to effectively participate in significant decisions made in the ordinary course of business of the LP, LLP or LLC. To the extent that any noncontrolling investor has rights that inhibit our ability to control the affiliate, including substantive veto rights, we do not consolidate the affiliate.

We use the equity method to account for our investments in affiliates with respect to which we do not have control rights but have the ability to exercise significant influence over operating and financial policies. Assets, liabilities, revenues and expenses are reported in the respective detailed line items on the consolidated financial statements for our consolidated affiliates. For our equity method affiliates, assets and liabilities are reported on a net basis in Investment in and advances to nonconsolidated affiliates on the consolidated balance sheets, and revenues and expenses are reported on a net basis in Equity in net income of nonconsolidated affiliates on the condensed consolidated statements of operations. This difference in accounting treatment of equity method affiliates impacts certain financial ratios of the Company.

Variable Interest Entities

In order to determine if we are the primary beneficiary of a VIE for financial reporting purposes, we consider whether we have the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and whether we have the obligation to absorb losses or the right to receive returns that would be significant to the VIE. We consolidate a VIE when we are the primary beneficiary.

In the fourth quarter of 2012, the Company entered into a transaction whereby we transferred our interest in two consolidated facilities and cash to an entity (the “future JV”) wholly owned by a health system in exchange for a promissory note. Concurrently, the health system transferred its interest in a facility it controlled to the future JV. The promissory note, which eliminates upon consolidation, has a fixed interest rate plus a variable component that is dependent on the earnings of the future JV. The promissory note contains a conversion feature that allows us to convert the promissory note to a 49% equity interest in the future JV at our option upon the occurrence of the renegotiation of certain contractual arrangements. We also entered into management services agreements with the facilities controlled by the future JV. As a result of the financial interest in the earnings of the future JV held by us via the promissory note and the powers granted us in the promissory note and the management services agreements, we have determined, that the future JV is a variable interest entity for which we are the primary beneficiary. As a result, we consolidated the future JV as of October 1, 2012.

The carrying amounts and classifications of the assets and liabilities of the future JV, which are included in our June 30, 2013 and December 31, 2012 consolidated balance sheets, were as follows:

	JUNE 30 2013	DECEMBER 31 2012
Assets
Current assets
Accounts receivable, net	$3,784	$1,867
Other current assets	7,652	4,635

Total current assets	11,436	6,502

Property and equipment, net	9,226	5,630
Goodwill	12,830	12,265
Intangible assets	5,530	5,792

Total assets	$39,022	$30,189

Liabilities
Current liabilities
Accounts payable and other current liabilities	$2,489	$1,348

Total current liabilities	2,489	1,348

Other long-term liabilities	3,528	88

Total liabilities	$6,017	$1,436

The assets of the consolidated VIE can only be used to settle the obligations of the VIE.

Investment in and Advances to Nonconsolidated Affiliates

Investments in entities we do not control, but in which we have the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for under the equity method. Equity method investments are recorded at original cost and adjusted periodically to recognize our proportionate share of the investees’ net income or losses after the date of investment, additional contributions made and distributions received, amortization of definite lived intangible assets attributable to equity method investments and impairment losses resulting from adjustments to the carrying value of the investment. We record equity method losses in excess of the carrying amount of an investment when we guarantee obligations or we are otherwise committed to provide further financial support to the affiliate.

Reclassifications

Certain amounts in the condensed consolidated financial statements for prior periods have been reclassified to conform to the current period presentation. Such reclassifications primarily relate to facilities we closed or sold, which qualify for reporting as discontinued operations.

We revised the condensed consolidated statements of comprehensive income to adjust from Unrealized gain (loss) on interest rate swap to Amounts reclassified from other comprehensive income the amounts of $3.5 million for the six-months ended June 30, 2012. These adjustments did not impact Net income or Comprehensive income for the periods presented. We do not believe these adjustments are material to either the condensed consolidated financial statements or our previously issued financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Unit (EPU)

We report two earnings per unit numbers, basic and diluted. These are computed by dividing net earnings by the weighted-average common units outstanding (basic EPU) or weighted-average common units outstanding assuming dilution (diluted EPU), as set forth below:

In thousands	SIX-MONTHS ENDED JUNE 30 2013	SIX-MONTHS ENDED JUNE 30 2012
Weighted average units outstanding	311,019	310,885
Dilutive effect of equity-based compensation plans	—	—

Weighted average units outstanding, assuming dilution	311,019	310,885

All dilutive unit equivalents are reflected in our earnings per share calculations. Antidilutive unit equivalents are not included in our EPU calculations. In periods of loss, units that otherwise would have been included in our diluted weighted-average units outstanding computation are excluded. These excluded units for the six-months ended June 30 are as follows: 2013 — 2,171,000 and 2012 — 1,064,000.

Pro forma net loss per unit (unaudited)

In September 2013, the Company distributed $74.9 million to its unitholders. Because the distribution exceeds 2013 net income, the dilutive impact of the distribution amounting to 34.0 million additional diluted units were added to the diluted weighted average units outstanding to compute the unaudited pro forma basic and diluted net loss per unit attributable to ASC Acquisition.

Reportable Segments

During the second quarter of 2013, we changed from having one operating segment into having four operating segments, which are combined into one reportable segment. Our four operating segments are organized geographically. For reporting purposes, we have combined our operating segments into one reportable segment as the nature of the services are similar and the businesses exhibit similar economic characteristics, processes, types and classes of customers, methods of service delivery and distribution and regulatory environments. Prior period information is not required to be recast as we continue to have one reportable segment.

Unaudited Pro Forma Information

The unaudited pro forma information in the condensed consolidated balance sheet gives effect to the September 16, 2013 cash distribution (“the 2013 Distribution”) of $0.241279 per outstanding membership unit, resulting in a total distribution to our membership unit holders of $74.9 million. The 2013 Distribution was payable promptly after the date it was declared. The 2013 Distribution was paid using cash from current year operations.

Recent Revisions to Authoritative Guidance

In February 2013, the Financial Accounting Standards Board issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This update requires companies to include reclassification adjustments for items that are reclassified from other comprehensive income to net income in a single note or on the face of the financial statements. The amendment was effective for annual and interim reporting periods beginning after December 15, 2012. The adoption of this standard did not have a material impact on the consolidated financial statements of the Company.

We do not believe any other recently issued, but not yet effective, revisions to authoritative guidance will have a material effect on our condensed consolidated financial position, results of operations or cash flows.

4. GOODWILL

Goodwill represents the unallocated excess of purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill also includes the unallocated excess of purchase price plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair value of identifiable assets and liabilities acquired in business combinations. The following table shows changes in the carrying amount of goodwill for the six-months ended June 30, 2013:

Balance at December 31, 2012	$706,495
Acquisitions (see Note 2)	2,983
Deconsolidation (see Note 2)	(7,354)
Other	(377)

Balance at June 30, 2013	$701,747

5. RESULTS OF OPERATIONS OF NONCONSOLIDATED AFFILIATES

The following summarizes the combined results of operations of our equity method affiliates:

	SIX-MONTHS ENDED JUNE 30
	2013	2012
Net operating revenues:
Net patient revenues	$263,353	$231,388
Other revenues	2,437	1,937

Total net operating revenues	265,790	233,325
Operating expenses:
Salaries and benefits	59,420	54,393
Supplies	44,310	38,340
Other operating expenses	54,678	48,392
Depreciation and amortization	7,846	6,846

Total operating expenses	166,254	147,971

Operating income	99,536	85,354
Interest expense, net of interest income	669	772
Loss on sale of investments	21	—

Income from continuing operations before income tax expense	$98,846	$84,582

Net income	$98,813	$84,557

During the six-months ended June 30, 2013 and 2012, we recorded $10.0 million and $10.1 million, respectively, of amortization expense for definite-lived intangible assets attributable to equity method investments. This expense was included in Equity in net income of nonconsolidated affiliates in our consolidated financial statements.

6. LONG-TERM DEBT

Our long-term debt outstanding consists of the following:

	AS OF
	JUNE 30 2013	DECEMBER 31 2012
Bonds payable
Class B Term Loan due 2017	$215,531	$216,634
Class C Term Loan due 2018	390,000	—
Discount of Class C Term Loan	(1,064)	—
Class A Term Loan due 2014	—	118,970
Incremental Term Loan due 2018	—	98,500
Discount of Incremental Term Loan	—	(786)
10.0% Senior Subordinated Notes due 2017	150,000	150,000
8.875% Senior PIK-election Notes due 2015	—	164,785
Notes payable to banks and others	37,973	24,338
Capital lease obligations	19,265	17,295

	811,705	789,736
Less: Current portion	(19,217)	(15,220)

Long-term debt, net of current portion	$792,488	$774,516

Senior Subordinated Notes and Senior PIK-election Notes (together, the “Notes”)

At June 30, 2013, we had $150.0 million of debt outstanding under our Senior Subordinated Notes due July 15, 2017 (“Subordinated Notes”) at a fixed interest rate of 10.0%.

In connection with the amendment to the Credit Facility (as defined below) in the second quarter of 2013, on June 14, 2013 we extinguished the 8.875% PIK-election Notes due 2015 (“the PIK-election Notes”) at par, including a payment of accrued interest through July 15, 2015.

The Subordinated Notes are unsecured senior subordinated obligations of the Surgical Care Affiliates and Surgical Holdings, Inc., as Co-Issuer, however, the Subordinated Notes are guaranteed by certain of the Surgical Care Affiliates’ current and future direct 100% owned domestic subsidiaries. Additionally, the indenture pursuant to which the Subordinated Notes were issued contains various restrictive covenants, including covenants that generally limit the Surgical Care Affiliates’ ability and the ability of its restricted subsidiaries to borrow money or guarantee other indebtedness, incur liens, make certain investments, sell assets or pay dividends. The Company believes Surgical Care Affiliates and the Co-Issuer were in compliance with these covenants as of June 30, 2013.

Senior Secured Credit Facility (“Credit Facility”)

With respect to the Credit Facility, as of June 30, 2013, we had $605.5 million outstanding under the senior secured term loan facility consisting of the following:

•	$215.5 million under the Class B Term Loan due December 30, 2017. The interest rate on the Class B Term Loan was 4.28% at June 30, 2013.

•	$390.0 million under the Class C Term Loan due June 30, 2018. The interest rate on the Class C Term Loan was 4.25% at June 30, 2013.

We must repay the Class B Term Loan and the Class C Term Loan in quarterly installments equal to 0.25% of the original principal amount, with the remaining amount payable in full on the maturity date noted above.

Borrowings under each portion of the Credit Facility bears interest at a base rate or at LIBOR, as elected by Surgical Care Affiliates, plus an applicable margin. The base rate is determined by reference to the higher of (i) the prime rate of JPMorgan Chase Bank, N.A. and (ii) the federal funds effective rate plus 0.50%. The LIBOR rate is determined by reference to the interest rate for dollar deposits in the London interbank market for the interest period relevant to such borrowings. The table below outlines the applicable margin for each portion of the credit facility.

FACILITY	APPLICABLE MARGIN (PER ANNUM)
	BASE RATE BORROWINGS	LIBOR BORROWINGS
Class B Revolving Credit Facility	2.50%	3.50%
Class B Term Loan	3.00%	4.00%
Class C Term Loan	2.00% or 2.25% (with a base rate floor of 2.00%), depending upon the total leverage ratio	3.00% or 3.25% (with a LIBOR floor of 1.00%), depending upon the total leverage ratio

There was no outstanding balance under the senior secured revolving credit facility (the “Revolver”). As of June 30, 2013, the Revolver has a capacity of $132.3 million under the Class B Revolving Credit Facility with a maturity date of June 30, 2016.

On June 29, 2013, our Class A Revolving Credit Facility was terminated after we decided not to renew such revolving credit facility given that we believe we have sufficient available borrowing capacity for our operations under our Class B Revolving Credit Facility.

Any utilization of the Revolver (other than issuances of up to an aggregate of $5.0 million of letters of credit) will be subject to compliance with a total leverage ratio test. At June 30, 2013, we had approximately $1.7 million in such letters of credit outstanding.

All Credit Facility borrowings are made at floating interest rates.

2013 Amendment to the Credit Facility

In the second quarter of 2013, we amended our credit agreement (the “Amended Credit Agreement”). The Amended Credit Agreement provides for a Class C Term Loan Facility (“Class C Term Loan”) of $390.0 million ($388.9 million, net of discount). The Class C Term Loan will mature on June 30, 2018. We utilized the proceeds of the Class C Term Loan plus $8.7 million in cash to extinguish the PIK-election Notes, the Class A Term Loan and the Incremental Term Loan. The applicable margin for borrowings under the Class C Term Loan is (i) 2.00% or 2.25% with respect to base rate borrowings (with a base rate floor of 2.00%) and (ii) 3.00% or 3.25% with respect to LIBOR borrowings (with a LIBOR floor of 1.00%). The interest rate on the Class C Term Loan was 4.25% at June 30, 2013. Until maturity, quarterly amortization payments will be made in an amount equal to 0.25% of the original principal amount of the Class C Term Loan.

In connection with the settlement of existing debt upon the amendment of our credit agreement, we incurred a loss on extinguishment of debt of $3.8 million.

The Credit Facility is guaranteed by ASC Acquisition and certain of Surgical Care Affiliates’ direct 100% owned domestic subsidiaries (the “guarantors”), subject to certain exceptions, and borrowings under the Credit Facility are secured by a first priority security interest in all equity interests of Surgical Care Affiliates and of each 100% owned domestic subsidiary directly held by Surgical Care Affiliates or a guarantor. Additionally, the Credit Facility contains various restrictive covenants that, subject to certain exceptions, prohibit us from prepaying certain subordinated indebtedness, including the senior subordinated notes described below. In addition, the Credit Facility generally restricts Surgical Care Affiliates’ and Surgical Care Affiliates’ restricted subsidiaries’ ability to, among other things, incur indebtedness or liens, make investments or declare or pay dividends. The Company believes it and Surgical Care Affiliates were in compliance with these covenants as of June 30, 2013.

Interest Rate Swaps

The Company utilizes an interest rate risk management strategy that incorporates the use of derivative financial instruments to limit its exposure to interest rate risk. The swaps are “receive floating/pay fixed” instruments, meaning we receive floating rate payments, which fluctuate based on LIBOR, from the counterparty and pay at a fixed rate to the counterparty, the result of which is to convert the interest rate of a portion of our floating rate debt into fixed rate debt, in order to limit the variability of interest-related payments caused by changes in LIBOR. At December 31, 2012, interest rate swaps on $240.0 million of the $335.6 million Class A and Class B Term Loans remained outstanding. As a result of the amendment to the Credit Facility, we de-designated the cash flow hedging instruments. The de-designation resulted in the reclassification of all amounts related to the cash flow hedges in Accumulated other comprehensive loss to be reclassified to Interest expense.

The following table presents changes in the components of Accumulated other comprehensive loss, net of related income tax effects:

SIX-MONTHS ENDED JUNE 30, 2013
Balance at Beginning of Period	$(8,327)
Other comprehensive income before reclassifications	847
Amounts reclassified from accumulated other comprehensive loss	7,480

Balance at End of Period	$—

All derivative instruments are recognized on the balance sheet on a gross basis at fair value. The fair value of the interest rate swaps is recorded in the Company’s condensed consolidated balance sheets, either in Other current liabilities and Other long-term liabilities or Prepaids and other current assets and Other long-term assets, depending on the changes in the fair value of the swaps and the period remaining until the expiration of the swap, with an offsetting adjustment reported as Interest expense on the Company’s condensed consolidated statements of operation. At June 30, 2013 and December 31, 2012, gross liabilities in the amounts of $0.7 million and $2.2 million were included in Other current liabilities, respectively, and $2.9 million and $3.9 million were included in Other long-term liabilities, respectively, in the condensed consolidated balance sheets based on the fair value of the derivative instruments. Although all our derivative instruments are subject to master netting arrangements, no amounts have been netted against the gross liabilities previously detailed and no collateral has been posted with counterparties. During the six-months ended June 30, 2013, the fair value of the swaps increased, resulting in a $1.5 million decrease in Other current liabilities and a $1.0 million decrease in Other long-term liabilities, with a corresponding decrease of $2.5 million in Interest expense.

The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge related to foreign currency exposure. The Company previously designated its interest rate swaps as a cash flow hedge; however, as noted above, the interest rate swaps were de-designated as hedges in the second quarter of 2013.

Credit risk occurs when a counterparty to a derivative instrument fails to perform according to the terms of the agreement. Derivative instruments expose the Company to credit risk and could result in material changes from period to period. The Company minimizes its credit risk by entering into transactions with highly rated counterparties. In addition, at least quarterly, the Company evaluates its exposure to counterparties who have experienced or may likely experience significant threats to their ability to perform according to the terms of the derivative agreements to which we are a party. We have completed this review of the financial strength of the counterparty to our interest rate swaps using publicly available information, as well as qualitative inputs, as of June 30, 2013. Based on this review, we do not believe there is a significant counterparty credit risk associated with these derivative instruments. However, no assurances can be provided regarding our potential exposure to counterparty credit risk in the future.

7. NONCONTROLLING INTERESTS

The following table shows the breakout of net income (loss) attributable to ASC Acquisition between continuing operations and discontinued operations:

	SIX-MONTHS ENDED JUNE 30
	2013	2012
Net loss from continuing operations, net of tax, attributable to ASC Acquisition	$(7,267)	$(5,117)
Net loss from discontinued operations, net of tax, attributable to ASC Acquisition	(3,932)	(5,140)

Net loss, net of tax, attributable to SCA	$(11,199)	$(10,257)

The following table shows the effects of changes to ASC Acquisition’s ownership interest in its subsidiaries on SCA’s equity:

	SIX-MONTHS ENDED JUNE 30
	2013	2012
Net loss attributable to ASC Acquisition	$(11,199)	$(10,257)
Decrease in equity due to sales to noncontrolling interests	(77)	(2,450)
Increase in equity due to purchases from noncontrolling interests	91	1,236

Change from net loss attributable to ASC Acquisition and transfers to /from noncontrolling interests	$(11,185)	$(11,471)

Certain of the Company’s noncontrolling interests have industry specific redemption features whereby the Company could be obligated, under the terms of certain of its operating subsidiaries’ partnership and operating agreements, to purchase some or all of the noncontrolling interests of the consolidated subsidiaries. As a result, these noncontrolling interests are not included as part of the Company’s equity and are carried as Noncontrolling interests-redeemable on the Company’s condensed consolidated balance sheets.

The activity relating to the Company’s noncontrolling interests—redeemable is summarized below:

	SIX-MONTHS ENDED JUNE 30
	2013	2012
Balance at Beginning of Period	$21,709	$20,215
Net income attributable to noncontrolling interests	14,362	12,496
Net change related to purchase of ownership interests	302	594
Contributions from noncontrolling interests	197	-
Change in distribution accrual	(1,220)	419
Distributions to noncontrolling interests	(13,965)	(11,215)

Balance at End of Period	$21,385	$22,509

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of an asset or liability is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. As a basis for considering assumptions, the authoritative guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1 – Observable inputs such as quoted prices in active markets;

•	Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques, as follows:

•	Market approach – Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

•	Cost approach – Amount that would be required to replace the service capacity of an asset (i.e., replacement cost); and

•	Income approach – Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing models, and lattice models).

The fair values of our assets and liabilities that are measured on a recurring basis are as follows (in millions):

	JUNE 30, 2013
	FAIR VALUE MEASUREMENTS USING			TOTAL	VALUATION TECHNIQUE(1)
	LEVEL 1	LEVEL 2	LEVEL 3
Assets
Other long-term assets	—	—	$1.7	$1.7	I

Total assets	—	—	$1.7	$1.7

Liabilities
Other current liabilities	—	$0.7	—	$0.7	I
Other long-term liabilities	—	2.9	—	2.9	I

Total liabilities	—	$3.6	—	$3.6

	DECEMBER 31, 2012
	FAIR VALUE MEASUREMENTS USING			TOTAL	VALUATION TECHNIQUE(1)
	LEVEL 1	LEVEL 2	LEVEL 3
Liabilities
Other current liabilities	—	$2.2	—	$2.2	I
Other long-term liabilities	—	3.9	—	3.9	I

Total liabilities	—	$6.1	—	$6.1

(1)	As discussed above, the authoritative guidance identifies three valuation techniques: market approach (M), cost approach (C), and income approach (I).

Interest Rate Swaps

On a recurring basis, we measure our interest rate swaps at fair value. The fair value of our interest rate swaps is derived from models based upon well recognized financial principles and reasonable estimates about relevant future market conditions and calculations of the present value of future cash flows, discounted using market rates of interest. Further, included in the fair value is approximately $0.1 million related to non-performance risk associated with the interest rate swaps at June 30, 2013 and December 31, 2012.

Contingent Consideration

As further described in Note 2, $8.9 million of the HI consideration was placed into escrow as contingent consideration. The amount payable as contingent consideration depends upon the successful continuation and/or renewal of certain management agreement contracts held by HI and, in the case of renewals, will be determined by comparing the contract revenue prior to renewal against the expected contract revenue after renewal. As of the acquisition date, approximately $7.2 million of contingent consideration was recognized. There were no changes in the recognized amount of contingent consideration or the undiscounted range of amounts that could be paid as contingent consideration from the acquisition date to June 30, 2013.

Level 3 Disclosures for Recurring Measurements

The following table provides quantitative information associated with the fair value measurement of our recurring Level 3 inputs (in millions):

LEVEL 3 CONTINGENT CONSIDERATION	LEVEL 3 ASSETS AS OF JUNE 30, 2013	SIGNIFICANT UNOBSERVABLE INPUT	RANGE OF INPUTS	WEIGHTED AVERAGE
Income Approach	$1.7	Probabilities of retention of management contracts(a)	30% – 90%	79%

(a)	The fair value of adjustment to the contingent consideration is based on a formula driven threshold contract value set at the time of the HI transaction. The threshold contract value is a function of revenue and probability of retention of each contract over 12 to 18 months from the transaction date. Significant increases or decreases in any of the probabilities of renewal would result in a significantly lower or higher fair value measurement, respectively.

The following table provides a roll-forward of the recurring fair value balance that used Level 3 inputs (in millions):

CONTINGENT CONSIDERATION
Beginning balance as of December 31, 2012	$—
Addition of contingent consideration asset	1.7

Ending balance as of June 30, 2013	$1.7

Nonrecurring Measurements

Where applicable, on a nonrecurring basis, we measure property and equipment, goodwill, other intangible assets, investments in nonconsolidated affiliates and assets and liabilities of discontinued operations at fair value. The fair values of our property and equipment and other intangible assets are determined using discounted cash flows and significant unobservable inputs. The fair value of our investments in nonconsolidated affiliates is determined using discounted cash flows or earnings, or market multiples derived from a set of comparables. The fair value of our assets and liabilities of discontinued operations is determined using discounted cash flows and significant unobservable inputs unless there is an offer to purchase such assets and liabilities, which would be the basis for determining fair value. The fair value of our goodwill is determined using discounted cash flows, and, when available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. Goodwill is tested for impairment as of October 1 of each year, absent any interim impairment indicators.

An impairment charge of $1.5 million was recorded during the six-months ended June 30, 2013 for an investment in a nonconsolidated affiliate. In conjunction with the deconsolidation of this affiliate (as described in Note 2), we adjusted the investment to fair value. The fair value of the investment in the nonconsolidated affiliate was determined based on the estimated fair value using valuations techniques that included recent market transactions.

The investment in nonconsolidated affiliate measured at fair value on a nonrecurring basis is as follows (in millions of U.S. dollars):

		FAIR VALUE MEASUREMENTS USING
JUNE 30, 2013	NET CARRYING VALUE AS OF:	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)	TOTAL LOSSES YEAR-ENDED:
Investment in nonconsolidated affiliate	$2.9	—	—	$2.9	$1.5

The inputs used by the Company in estimating the value of Level 3 Investment in nonconsolidated affiliate include the exit price. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company’s results of operations. The following table includes information regarding the significant unobservable input used in the estimation of Level 3 fair value measurement.

LEVEL 3 INVESTMENT IN NONCONSOLIDATED AFFILIATE	LEVEL 3 ASSETS AS OF JUNE 30, 2013	SIGNIFICANT UNOBSERVABLE INPUT		RANGE OF INPUTS
Market Approach	$2.9	Exit price	(a)	$2.9

(a)	The exit price was determined using the amount stated in a firm offer letter for the investment.

An impairment charge of $0.4 million was recorded during the six-months ended June 30, 2012 for intangible and long-lived assets. Facilities experiencing declining trends of earnings from operations or triggering events, such as the loss of a physician partner or increased local competition, resulted in the impairment charge recorded in 2012. No impairment charges were recorded during the three- and six-months ended June 30, 2013. The fair value of the impaired long-lived assets was determined based on the assets’ estimated fair value using valuations techniques that included third-party appraisals.

Property and equipment measured at fair value on a nonrecurring basis are as follows (in millions of U.S. dollars):

		FAIR VALUE MEASUREMENTS USING
MARCH 31, 2012	NET CARRYING VALUE AS OF:	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)	TOTAL LOSSES YEAR-ENDED:
Property and equipment	$0.9	—	—	$0.9	$0.4

The inputs used by the Company in estimating the value of Level 3 Property and equipment include the replacement cost per square foot, depreciation percentage and market price per square foot. Based on available inputs, the Company used the market approach for determining the fair value of the asset for the March 31, 2012 impairment event. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company’s results of operations. The following table includes information regarding significant unobservable inputs used in the estimation of Level 3 fair value measurement.

LEVEL 3 PROPERTY AND EQUIPMENT	LEVEL 3 ASSETS AS OF MARCH 31, 2012	SIGNIFICANT UNOBSERVABLE INPUT	RANGE OF INPUTS	WEIGHTED AVERAGE
Market Approach	$0.9	Price per square foot(a)	$109	$109

(a)	Price per square foot is multiplied times the total square footage of a facility to determine the approximate market value.

The following table presents the carrying amounts and estimated fair values of our financial instruments that are classified as long-term liabilities in our condensed consolidated balance sheets (in thousands). The carrying value equals fair value for our financial instruments that are classified as current in our condensed consolidated balance sheets. The carrying amounts of a portion of our long-term debt approximate fair value due to various characteristics of those issues, including short-term maturities, call features and rates that are reflective of current market rates. For our long-term debt without such characteristics, we determined the fair market value by using quoted market prices, when available, or discounted cash flows to calculate their fair values. The fair values utilize inputs other than quoted prices in active markets, although the inputs are observable either directly or indirectly; accordingly, the fair values are in level 2 of the fair value hierarchy.

	AS OF JUNE 30, 2013		AS OF DECEMBER 31, 2012
	CARRYING AMOUNT	ESTIMATED FAIR VALUE	CARRYING AMOUNT	ESTIMATED FAIR VALUE
Interest rate swap agreements (includes short-term component)	$3,645	$3,645	$6,105	$6,105
Long-term debt:
Advances under $153.8 million Revolver	$—	$—	$—	$—
Class A Term Loan due 2014	—	—	118,970	118,673
Class B Term Loan due 2017	215,531	214,453	216,634	215,280
Class C Term Loan due 2018	390,000	388,538	—	—
Incremental Term Loan due 2018	—	—	98,500	98,500
8.875%/9.625% Senior PIK-Election Notes due 2015	—	—	164,785	167,119
10% Senior Subordinated Notes due 2017	150,000	154,313	150,000	157,313
Notes payable to banks and others	37,973	37,973	24,338	24,338
Financial commitments	$—	$—	$—	$—

9. INCOME TAXES

The provision for income tax expense for the six-months ended June 30, 2013 includes the following: (1) current income tax expense of $0.3 million attributable to state income taxes of subsidiaries which have separate state tax filing requirements and (2) deferred income tax expense of $4.1 million attributable to the tax amortization of goodwill that is not amortized for book purposes.

The provision for income tax expense for the six-months ended June 30, 2012 includes the following: (1) current income tax expense of $0.2 million attributable to state income taxes of subsidiaries which have separate state tax filing requirements and (2) deferred income tax expense of $4.4 million attributable to the tax amortization of goodwill that is not amortized for book purposes.

We reduce our deferred income tax assets by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. We currently have a full valuation allowance against net deferred tax assets, other than the deferred tax liability resulting from the amortization of goodwill, which is considered an indefinite-lived intangible. On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. Our most recent operating performance, the scheduled reversal of temporary differences and our forecast of taxable income in future periods are important considerations in our assessment. Management has considered all positive and negative evidence available at this time and has concluded that a full valuation allowance continues to be appropriate as of June 30, 2013. We continue to closely monitor actual and forecasted earnings and, if there is a change in management’s assessment of the amount of deferred income tax assets that is realizable, adjustments to the valuation allowance will be made in future periods.

10. DISCONTINUED OPERATIONS

The Company has closed or sold certain facilities that qualify for reporting as discontinued operations. The assets and liabilities associated with these facilities are reflected in the accompanying condensed consolidated balance sheets as of June 30, 2013 and December 31, 2012 as Current assets related to discontinued operations, Assets related to discontinued operations, Current liabilities related to discontinued operations and Liabilities related to discontinued operations. Additionally, the accompanying condensed consolidated statements of operations and cash flows reflect the loss, net of income tax expense, and the net cash (used in) provided by operating, investing and financing activities, respectively, associated with these facilities as discontinued operations.

The operating results of discontinued operations are as follows:

	SIX-MONTHS ENDED JUNE 30
	2013	2012
Net operating revenues	$2,209	$9,088
Loss on sale of investments or closures	(2,250)	(3,208)
Costs and expenses	(3,404)	(10,332)

Loss from discontinued operations	(3,445)	(4,452)
Income tax expense	(487)	(688)

Net loss from discontinued operations	$(3,932)	$(5,140)

The assets and liabilities related to discontinued operations consist of the following:

	JUNE 30 2013	DECEMBER 31 2012
Assets
Current assets
Accounts receivable, net	$214	$1,210
Other current assets	152	264

Total current assets	366	1,474

Property and equipment, net	1,909	2,276
Other long term assets	237	234

Total assets	$2,512	$3,984

Liabilities
Current liabilities
Accounts payable and other current liabilities	$284	$487

Total current liabilities	284	487

Other long-term liabilities	426	397

Total liabilities	$710	$884

11. RELATED PARTY TRANSACTIONS

Surgical Care Affiliates paid management fees to TPG Capital, L.P. (now TPG Capital Management), an affiliate of TPG (“TPG Capital”), of $1.0 million during each of the six-months ended June 30, 2013 and 2012, respectively. In addition, the Company included $0.5 million in Prepaids and Other Current Assets relating to amounts paid to TPG Capital in the second quarter of 2013 for management services relating to the third quarter of 2013.

Certain directors of the Company have received options to purchase membership units of ASC Acquisition under the Directors Plan as part of their compensation for service on the Company’s Board and for consulting services provided to the Company. Total expense recognized by the Company related to these options was immaterial for the six-month periods ended June 30, 2013 and 2012.

The law firm of Bradley Arant Boult Cummings LLP provided certain legal services to us. We paid approximately $0.6 million and $0.3 million during the six-months ended June 30, 2013 and 2012, respectively, for such legal services. The spouse of one of our executive officers, Richard L. Sharff, Jr., is a partner of this law firm.

12. COMMITMENTS AND CONTINGENT LIABILITIES

Legal Proceedings

We operate in a highly regulated and litigious industry. As a result, we expect that various lawsuits, claims and legal and regulatory proceedings may be instituted or asserted against us, including, without limitation, employment-related claims and medical negligence claims. Additionally, governmental agencies often possess a great deal of discretion to assess a wide range of monetary penalties and fines. We record accruals for contingencies to the extent that we conclude it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No estimate of the possible loss or range of loss in excess of amounts accrued, if any, can be made at this time regarding the matters specifically described below because the inherently unpredictable nature of legal proceedings may be exacerbated by various factors, including, but not limited to: (i) the damages sought in the proceedings are unsubstantiated or indeterminate; (ii) discovery is not complete; (iii) the proceeding is in its early stages; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; (vi) there are a large number of parties (including where it is uncertain how liability, if any, will be shared among multiple defendants); or (vii) there is a wide range of potential outcomes. The outcome of any current or future litigation or governmental or internal investigations, cannot be accurately predicted, nor can we predict any resulting penalties, fines or other sanctions that may be imposed at the discretion of federal or state regulatory authorities. Nevertheless, it is reasonably possible that any such penalties, fines or other sanctions could be substantial, and the outcome of these matters may have a material adverse effect on our results of operations, financial position and cash flows and may affect our reputation.

On May 5, 2006, Dr. Hansel DeBartolo filed a lawsuit captioned DeBartolo, et al. v. HealthSouth Corporation et al, in the United States District Court for the Northern District of Illinois, Eastern Division, against Joliet Surgery Center Limited Partnership (the “Partnership”), the general partner of that Partnership, Surgicare of Joliet, Inc., and its then-parent, HealthSouth Corporation, for a declaratory judgment and an injunction relating to the forced repurchase of his partnership interest (the “Federal Court Action”). We agreed to take responsibility from HealthSouth Corporation (our parent until the Company was purchased by ASC Acquisition) regarding this matter. Dr. DeBartolo claimed that the partnership agreement’s requirement that an investor in a surgical center perform one-third of his surgical procedures at the center violates the federal Anti-Kickback Statute and its underlying federal policy, and he sought an order prohibiting the repurchase of his partnership interest. After the trial court dismissed the case by holding that no private cause of action exists under the Anti-Kickback Statute, Dr. DeBartolo appealed to the Seventh Circuit Court of Appeals, which directed the trial court to dismiss the case because the Federal courts did not have jurisdiction over the subject matter involved. On February 8, 2010, Dr. DeBartolo filed a lawsuit in the Twelfth Judicial Circuit Court, Will County, Illinois making the same claim and seeking the same relief as he sought in the Federal Court Action. At this time we cannot predict the outcome of this proceeding, but we intend to vigorously defend against Dr. DeBartolo’s claims.

Risk Insurance

Risk insurance for the Company and most of our facilities is provided through our risk insurance program. We insure a substantial portion of our professional liability, general liability and workers’ compensation risks through low deductible, fully insured programs through unrelated carriers.

Provisions for these risks are based upon market driven premiums and actuarially determined estimates for incurred but not reported exposure under claims made policies. Provisions for losses within the policy deductibles represent the estimated ultimate net cost of all reported and unreported losses incurred through the consolidated balance sheet dates. Those estimates are subject to the effects of trends in loss severity and frequency. While we believe the provisions for losses are adequate, we cannot be sure the ultimate costs will not exceed our estimates.

Leases

We lease certain land, buildings and equipment under non-cancelable operating leases expiring at various dates through 2031. We also lease certain buildings and equipment under capital leases expiring at various dates through 2023. Operating leases generally have 5 to 22 year terms with one or more renewal options and with terms to be negotiated at the time of renewal.

13. SUBSEQUENT EVENTS

The financial statements of ASC Acquisition are substantially comprised of the financial statements of Surgical Care Affiliates, which issued its interim June 30, 2013 (unaudited) financial statements on August 14, 2013. Accordingly, we have evaluated transactions for consideration as recognized subsequent events in the annual financial statements through the date of August 14, 2013. Additionally, the Company has evaluated transactions that occurred as of the issuance of these financial statements, September 4, 2013, and for purposes of the pro forma disclosures in Note 3, September 30, 2013, and for purposes of disclosure of unrecognized subsequent events, October 25, 2013. There were no material subsequent events other than the following:

In October 2013, we acquired a noncontrolling interest in an ASC in California for total consideration of $0.6 million. Also in October 2013, we acquired a controlling interest in an ASC in Florida for total consideration of $1.2 million.

Independent Auditor’s Report

To Board of Directors and Members

of ASC Operators, LLC

We have audited the accompanying consolidated financial statements of ASC Operators, LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012, and December 31, 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASC Operators, LLC and its subsidiaries at December 31, 2012, and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Birmingham, AL

July 22, 2013

ASC Operators, LLC

Consolidated Balance Sheets

(In thousands of U.S. dollars)

	DECEMBER 31 2012	DECEMBER 31 2011
Assets
Current assets
Cash and cash equivalents	$14,163	$3,292
Accounts receivable, net of allowance for doubtful accounts (2012—$241; 2011—$377)	8,124	6,810
Due from related party	882	5,788
Prepaids and other current assets	175	763

Total current assets	23,344	16,653
Property and equipment, net of accumulated depreciation (2012—$11,852; 2011—$10,400)	4,909	4,257
Goodwill	26,534	22,848
Intangible assets, net of accumulated amortization (2012—$398; 2011—$119)	1,499	269

Total assets	$56,286	$44,027

Liabilities and Equity

Current liabilities
Current portion of long-term debt	$460	$420
Accounts payable	1,302	1,064
Accrued payroll	270	731
Other current liabilities	167	997
Due to related party	3,041	—

Total current liabilities	5,240	3,212
Long-term debt, net of current portion	287	285
Other long-term liabilities	21	13

Total liabilities	5,548	3,510

Commitments and contingent liabilities

Equity

Members’ equity	34,785	27,238

Noncontrolling interests	15,953	13,279

Total equity	50,738	40,517

Total liabilities and equity	$56,286	$44,027

The accompanying notes are an integral part of these consolidated financial statements.

ASC Operators, LLC

Consolidated Statements of Operations

(In thousands of U.S. dollars)

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Net operating revenues:
Net patient revenues	$60,591	$58,639	$54,259
Other revenues	65	67	29

Total net operating revenues	60,656	58,706	54,288
Operating expenses:
Salaries and benefits	15,173	12,158	12,198
Supplies	8,960	7,708	6,443
Other operating expenses	6,940	7,951	6,806
Depreciation and amortization Occupancy costs	1,861 1,600	1,277 1,480	871 1,309
Provision for doubtful accounts	1,067	817	884
Loss (gain) on disposal of assets	2	(29)	(39)

Total operating expenses	35,603	31,362	28,472

Operating income	25,053	27,344	25,816
Interest expense	35	6	—
Interest income	(1)	(1)	(1)

Net income	25,019	27,339	25,817

Less: Net income attributable to noncontrolling interests	(11,048)	(11,208)	(11,045)

Net income attributable to ASC Operators	$13,971	$16,131	$14,772

The accompanying notes are an integral part of these consolidated financial statements.

ASC Operators, LLC

Consolidated Statements of Changes in Equity

(In thousands of U.S. dollars)

	SCA	SUTTER	TOTAL MEMBERS EQUITY	NONCONTROLLING INTERESTS	TOTAL EQUITY
Balance at December 31, 2009	$11,861	$12,342	$24,203	$9,841	$34,044
Net income	7,169	7,603	14,772	11,045	25,817
Distributions to members	(5,273)	(5,488)	(10,761)	—	(10,761)
Net change in equity related to purchase/ (sale) of ownership interests	45	46	91	(48)	43
Distributions to noncontrolling interests	—	—	—	(11,123)	(11,123)

Balance at December 31, 2010	$13,802	$14,503	$28,305	$9,715	$38,020

Net income	7,292	8,839	16,131	11,208	27,339
Distributions to members	(7,806)	(8,125)	(15,931)	—	(15,931)
Net change in equity related to purchase/(sale) of ownership interests	(619)	(648)	(1,267)	4,147	2,880
Distributions to noncontrolling interests	—	—	—	(11,791)	(11,791)

Balance at December 31, 2011	$12,669	$14,569	$27,238	$13,279	$40,517

Net income	6,846	7,125	13,971	11,048	25,019
Distributions to members	(3,148)	(3,276)	(6,424)	—	(6,424)
Contributions from members	—	—	—	—	—
Net change in equity related to purchase/(sale) of ownership interests	—	—	—	2,176	2,176
Distributions to noncontrolling interests	—	—	—	(10,550)	(10,550)

Balance at December 31, 2012	$16,367	$18,418	$34,785	$15,953	$50,738

The accompanying notes are an integral part of these consolidated financial statements.

ASC Operators, LLC

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Cash flows from operating activities
Net income	$25,019	$27,339	$25,817
Adjustments to reconcile net income to net cash provided by operating activities
Provision for doubtful accounts	1,067	817	884
Depreciation and amortization	1,861	1,277	871
Loss (gain) on disposal of assets	2	(29)	(39)
(Increase) decrease in assets, net of business combinations
Accounts receivable	(2,040)	(796)	(1,072)
Other assets	594	(121)	456
Increase (decrease) in liabilities, net of business combinations
Accounts payable	(89)	38	(83)
Accrued payroll	(462)	(5)	(47)
Other liabilities	(824)	(22)	(510)
Other, net	(54)	—	(32)

Net cash provided by operating activities	25,074	28,498	26,245

Cash flows from investing activities
Capital expenditures	(1,586)	(912)	(2,021)
Proceeds from disposal of assets	268	259	183
Business acquisitions, net of cash acquired of 2012 - $169; 2011 - $211	(3,281)	(3,934)	—
Changes in due to/from related party	7,947	1,511	2,530

Net cash provided by (used in) investing activities	3,348	(3,076)	692

Cash flows from financing activities
Principal payments on long-term debt	(65)	—	—
Principal payments under capital lease obligations	(512)	(138)	—
Distributions to members	(6,424)	(15,931)	(10,762)
Distributions to noncontrolling interests of consolidated affiliates	(10,550)	(11,791)	(11,123)
Repurchase of equity interests of consolidated affiliates	—	(758)	—
Other	—	—	41

Net cash used in financing activities	(17,551)	(28,618)	(21,844)

Change in cash and cash equivalents	10,871	(3,196)	5,093

Cash and cash equivalents at beginning of period	3,292	6,488	1,395

Cash and cash equivalents at end of period	$14,163	$3,292	$6,488

Supplemental cash flow information:
Cash paid during the year for interest	$14	$6	$—

Supplemental schedule of noncash investing and financing activities
Property and equipment acquired through capital leases and installment purchases	202	843	—
Repurchase of equity interests in consolidated affiliates	—	(509)	48

The accompanying notes are an integral part of these consolidated financial statements.

ASC Operators, LLC

Notes to Consolidated Financial Statements

(Amounts in tables are in thousands of U. S. dollars unless otherwise indicated)

1. DESCRIPTION OF THE BUSINESS

Nature of Operations

ASC Operators, LLC (“ASC Operators,” the “Company” or “we”), a California limited liability company, was formed on May 2, 2007, primarily to own and operate a network of multi-specialty ambulatory surgery centers (“ASCs”) in the Sacramento, California, metropolitan area. ASC Operators is a 51% owned subsidiary of Sutter Health. Surgery Centers – West Holdings, LLC, a California limited liability company and a subsidiary of Surgical Care Affiliates, LLC (SCA), owns 49% of ASC Operators. ASC Operators itself then owns a portion of the total equity interests of each individual ASC, with the remaining portion owned by others, including our physician partners. SCA’s effective ownership interest in the ASC is therefore calculated as SCA’s 49% ownership interest in ASC Operators multiplied by ASC Operator’s ownership interest in each individual ASC. As of December 31, 2012, the Company had an interest in and/or operated six ASCs in the Sacramento, California, metropolitan area. Our ASCs primarily provide the facilities, equipment and medical support staff necessary for physicians to perform non-emergency surgical and other procedures in various specialties, including orthopedics, ophthalmology, gastroenterology, pain management, otolaryngology (ear, nose and throat, or “ENT”), urology and gynecology, as well as other general surgery procedures. At our ASCs, physicians perform same-day surgical procedures.

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting, and the accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Such financial statements include the assets, liabilities, revenues, and expenses of all majority-owned subsidiaries over which we exercise control and, when applicable, entities in which we have a controlling financial interest.

2. ACQUISITIONS

Effective May 1, 2012, we purchased a controlling interest in a multi-specialty surgery center located in Roseville, California for $3.5 million and entered into a management services agreement with the facility.

The fair values of assets and liabilities assumed May 1, 2012 are as follows:

Cash	$169
Accounts receivable	341
Fixed assets	716
Other assets	6
Noncompete agreements	198
Certificates of need	126
Management agreements	1,185
Goodwill	3,686
Noncontrolling interests	(2,176)
Accounts payable and other liabilities	(801)

Net assets acquired	$3,450

Effective January 1, 2011, we purchased a controlling interest in a multi-specialty surgery center located in Sacramento, California for $4.1 million in cash and entered into a management services agreement with the facility.

The fair values of assets and liabilities assumed January 1, 2011 are as follows:

Cash	$211
Accounts receivable	265
Fixed assets	769
Noncompete agreements	237
Licenses	151
Goodwill	6,675
Noncontrolling interests	(3,928)
Accounts payable and other liabilities	(235)

Net assets acquired	$4,145

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries for which we are the primary beneficiary. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include, but are not limited to: (1) allowance for contractual revenue adjustments; (2) allowance for doubtful accounts; (3) asset impairments, including goodwill; (4) depreciable lives of assets; (5) useful lives of intangible assets; and (6) economic lives and fair value of leased assets. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluation as considered necessary. Actual results could differ from those estimates.

Revenue Recognition

Revenues consist primarily of net patient service revenues that are recorded based upon established billing rates less allowances for contractual adjustments. Revenues are recorded during the period the healthcare services are provided, based upon the estimated amounts due from patients and third-party payors, including federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies and employers. Estimates of contractual allowances under third-party payor arrangements are based upon the payment terms specified in the related contractual agreements and payment history. Third-party payor contractual payment terms are generally based upon predetermined rates per procedure or discounted fee-for-service rates.

Cash and Cash Equivalents

Cash and cash equivalents include all demand deposits reduced by the amount of outstanding checks and drafts where the right of offset exists for these bank accounts. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has not experienced any losses on such deposits.

Accounts Receivable

We report accounts receivable at estimated net realizable amounts from services rendered from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, workers’ compensation, employers and patients. Our accounts receivable are geographically dispersed, but a significant portion of our accounts receivable are concentrated by type of payors. The concentration of net patient service accounts receivable by payor class, as a percentage of total net patient service accounts receivable, as of the end of each of the reporting periods, is as follows:

	As of December 31
	2012	2011
Managed care and other discount plans	52%	56%
Medicare	16	14
Workers’ compensation	22	24
Medicaid	5	6
Patients and other third-party payors	5	—

Total	100%	100%

We recognize that revenues and accounts receivable from government agencies are significant to our operations; however, we do not believe there are significant credit risks associated with these government agencies.

We also recognize that revenue and accounts receivable from managed care and other discount plans are significant to our operations. Because the category of managed care and other discount plans is composed of numerous individual payors which are geographically dispersed, our management does not believe there are any significant concentrations of revenues from any individual payor that would subject us to significant credit risks in the collection of our accounts receivable.

Property and Equipment

We report improvements and equipment at cost, net of asset impairment. We report assets under capital lease obligations at the lower of fair value or the present value of the aggregate future minimum lease payments at the beginning of the lease term. We depreciate our assets using the straight-line method over the shorter of the estimated useful life of the assets or life of the lease term, excluding any lease renewals, unless the lease renewals are reasonably assured. Useful lives are as follows:

Years
Leasehold improvements	5 to 20
Furniture, fixtures, and equipment	3 to 10
Assets under capital lease obligations:
Equipment	3 to 5

Maintenance and repairs of property and equipment are expensed as incurred. We capitalize replacements and improvements that increase the estimated useful life of an asset. We capitalize interest expense on major construction and development projects while in progress. No interest was capitalized during the years ended December 31, 2012, 2011 and 2010.

We retain fully depreciated assets in property and accumulated depreciation accounts until we remove them from service. In the case of sale, retirement or disposal, the asset cost and related accumulated depreciation balance is removed from the respective account, and the resulting net amount, less any proceeds, is included as a component of income from continuing operations in the consolidated statements of operations.

For operating leases, we recognize escalated rents, including any rent holidays, on a straight-line basis over the term of the lease.

Goodwill

Goodwill represents the unallocated excess of purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill also includes the unallocated excess of purchase price plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair value of identifiable assets and liabilities acquired in business combinations.

We test goodwill for impairment using a fair value approach at least annually, absent some triggering event that would require an interim impairment assessment. Absent any impairment indicators, we perform our goodwill impairment testing as of October 1st of each year. We have no accumulated impairment of goodwill for the periods ended December 31, 2012 and 2011.

Fair Value of Financial Instruments

Our financial instruments consist mainly of cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term maturity of these instruments. We determine the fair value of our long-term debt based on various factors, including maturity schedules, call features and current market rates.

Noncontrolling Interest in Consolidated Affiliates

The consolidated financial statements include all assets, liabilities, revenues and expenses of less-than-100%-owned affiliates that we control. Accordingly, we have recorded a noncontrolling interest in the earnings and equity of such affiliates. We record adjustments to noncontrolling interest for the allocable portion of income or loss to which the noncontrolling interest holders are entitled based upon the portion of the subsidiaries they own. Distributions to holders of noncontrolling interests reduce the respective noncontrolling interest holders’ balance.

Newly Issued Authoritative Guidance

Goodwill Impairment Testing. In September 2011, the FASB issued accounting guidance related to goodwill impairment testing. The guidance allows an entity to elect to first perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further impairment testing is required. The guidance refers to several factors to consider when performing the qualitative analysis, including macroeconomic factors, industry factors and entity-specific factors. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted provided that the entity has not yet performed its annual impairment test for goodwill. The Company performs its annual impairment test for goodwill as of October 1 of each year. The adoption of this new accounting guidance did not have a material impact on the Company’s financial statements.

We do not believe any other recently issued, but not yet effective, revisions to authoritative guidance will have a material effect on our consolidated financial position, results of operations or cash flows.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	As of December 31
	2012	2011
Leasehold improvements	$4,222	$3,781
Furniture, fixtures and equipment	12,052	10,824

	16,274	14,605
Less: Accumulated depreciation and amortization	(11,852)	(10,400)

	4,422	4,205

Construction in progress	487	52

Property and equipment, net	$4,909	$4,257

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was approximately $1.6 million, $1.2 million and $0.9 million, respectively, and is included in the consolidated statements of income as a component of operating expenses.

The amount of amortization expense and accumulated amortization relating to assets under capital lease obligations and rent expense under operating leases is as follows:

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Assets under capital lease obligations:
Equipment	$1,045	$843	$—
Accumulated amortization	(447)	(94)	—

Assets under capital lease obligations, net	$598	$749	$—

Amortization expense	$268	$94	$—

Rent Expense:
Minimum rent payments	$1,589	$1,325	$1,146
Contingent and other rents	223	384	392

Total rent expense	$1,812	$1,709	$1,538

Leases

Future minimum lease payments at December 31, 2012 for those leases of ASC Operators, LLC and its subsidiaries having an initial or remaining non-cancelable lease term of one year or more are as follows:

Year ending December 31,	Operating Leases	Capital Lease Obligations	Total
2013	$955	$368	$1,323
2014	734	2	736
2015	508	1	509
2016	305	1	306
2017	35	—	35
2018 and thereafter	327	—	327

	$2,864	372	$3,236

Less: interest portion		(4)

Obligations under capital leases		$368

5. GOODWILL

Goodwill represents the unallocated excess of purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill also includes the unallocated excess of purchase price plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair value of identifiable assets and liabilities acquired in business combinations. We have no accumulated impairment of goodwill for the periods ended December 31, 2012, 2011 and 2010.

The following table shows changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011:

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011
Balance at beginning of period	$22,848	$16,463
Acquisitions (Note 2)	3,686	6,675
Other	—	(290)

Balance at end of period	$26,534	$22,848

We performed impairment reviews and concluded that no goodwill impairment existed.

6. LONG-TERM DEBT

Our long-term debt outstanding consists of the following:

	As of December 31
	2012	2011
Capital lease obligations	$368	$705
Notes payable	379	—

	747	705
Less: Current portion	(460)	(420)

Long-term debt, net of current portion	$287	$285

The following chart shows scheduled principal payments due on long-term debt for the next five years and thereafter:

Year Ending December 31
2013	$460
2014	103
2015	109
2016	75
2017	—
Thereafter	—

Total	$747

7. NONCONTROLLING INTERESTS

The following table shows the effects of changes to ASC Operators, LLC ownership interest in its subsidiaries on ASC Operators, LLC equity:

	YEAR-ENDED DECEMBER 31 2012	YEAR-ENDED DECEMBER 31 2011	YEAR-ENDED DECEMBER 31 2010
Net income attributable to ASC Operators	$13,971	$16,131	$14,772
(Decrease) increase in equity due to sales to noncontrolling interests	—	(271)	135
Decrease in equity due to purchases from noncontrolling interests	—	(996)	(42)

Change from net loss attributable to ASC Operators and transfers to/from noncontrolling interests	$13,971	$14,864	$14,865

8. RELATED PARTY TRANSACTIONS

The Company was involved in various transactions with affiliated companies. The surgery centers were owed $0.9 million and $5.8 million from Surgical Care Affiliates, LLC and related affiliates for services at December 31, 2012 and 2011, respectively, and such amounts are classified as due from related party in the accompanying consolidated balance sheets. The surgery centers owed Sutter Health and related entities $3.0 million for services at December 31, 2012, and such amounts were classified as due to related party in the accompanying consolidated balance sheets.

9. SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events through July 22, 2013, and concluded that there were no material subsequent events.

Report of Independent Auditors

To the members of:

Beltway Surgery Centers, LLC

Eagle Highlands Surgery Center, LLC

Senate Street Surgery Center, LLC

Indiana Endoscopy Centers, LLC

Ball Outpatient Surgery Center, LLC

Riley Outpatient Surgery Center, LLC

We have audited the accompanying combined balance sheet of Beltway Surgery Centers, LLC; Eagle Highlands Surgery Center, LLC; Senate Street Surgery Center, LLC; Indiana Endoscopy Centers, LLC; Ball Outpatient Surgery Center, LLC; and Riley Outpatient Surgery Center, LLC (collectively, the Surgery Centers), as of December 31, 2010, and the related combined statements of income, changes in members’ equity, and cash flows for the year then ended. These combined financial statements are the responsibility of management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Surgery Centers’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Surgery Centers’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Beltway Surgery Centers, LLC; Eagle Highlands Surgery Center, LLC; Senate Street Surgery Center, LLC; Indiana Endoscopy Centers, LLC; Ball Outpatient Surgery Center, LLC; and Riley Outpatient Surgery Center, LLC, at December 31, 2010, and the combined results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

November 3, 2011

Beltway Surgery Centers LLC; Eagle Highlands Surgery Center LLC;

Senate Street Surgery Center LLC; Indiana Endoscopy Centers LLC;

Ball Outpatient Surgery Center LLC; and Riley Outpatient Surgery Center LLC

Combined Balance Sheet

(In Thousands)

December 31, 2010

Assets
Current assets:
Cash and cash equivalents	$31,679
Patient accounts receivable, less allowance for uncollectible accounts of $3,557	18,054
Prepaid expenses and other current assets	555
Inventories	2,759

Total current assets	53,047

Property and equipment:
Cost of property and equipment in service	17,249
Less accumulated depreciation	(6,368)

10,881
Construction-in-progress	127

Total property and equipment, net	11,008

Other assets:
Goodwill	6,774
Other assets	2,258

Total other assets	9,032

Total assets	$73,087

Liabilities and members’ equity
Current liabilities:
Accounts payable and accrued expenses	$3,937
Accrued salaries, wages, and related liabilities	1,764
Payable to related party	5,783
Current portion of long-term debt payable to related parties and capital leases	1,160

Total current liabilities	12,644

Noncurrent liabilities:
Long-term debt, including debt payable to related parties and capital leases, less current portion	2,397

Total liabilities	15,041
Members’ equity	58,046

Total liabilities and members’ equity	$73,087

See accompanying notes to combined financial statements.

Beltway Surgery Centers LLC; Eagle Highlands Surgery Center LLC;

Senate Street Surgery Center LLC; Indiana Endoscopy Centers LLC;

Ball Outpatient Surgery Center LLC; and Riley Outpatient Surgery Center LLC

Combined Statement of Income

(In Thousands)

Year-Ended December 31, 2010

Revenue:
Net patient service revenue	$136,829
Other operating revenue	31

Total operating revenue	136,860

Expenses:
Salaries, wages, and benefits	26,139
Supplies and pharmacy	20,350
Purchased services and other	15,414
Utilities, rent, and maintenance	7,104
Depreciation and amortization	2,326
Provision for uncollected patient accounts	3,827
Interest	213

Total operating expenses	75,373

Operating income	61,487
Interest and other nonoperating income	180

Net income	$61,667

See accompanying notes to combined financial statements.

Beltway Surgery Centers LLC; Eagle Highlands Surgery Center LLC;

Senate Street Surgery Center LLC; Indiana Endoscopy Centers LLC;

Ball Outpatient Surgery Center LLC; and Riley Outpatient Surgery Center LLC

Combined Statement of Changes in Members’ Equity

(In Thousands)

Year-Ended December 31, 2010

Total Members’ Equity
Balance at January 1, 2010	$48,391
Net income	61,667
Contributions	7,422
Distributions	(59,434)

Balance at December 31, 2010	$58,046

See accompanying notes to combined financial statements.

Beltway Surgery Centers LLC; Eagle Highlands Surgery Center LLC;

Senate Street Surgery Center LLC; Indiana Endoscopy Centers LLC;

Ball Outpatient Surgery Center LLC; and Riley Outpatient Surgery Center LLC

Combined Statement of Cash Flows

(In Thousands)

Year-Ended December 31, 2010

Operating activities
Net income	$61,667
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	2,326
Provision for uncollected patient accounts	3,827
Net changes in operating assets and liabilities:
Patient accounts receivable, net	(4,597)
Inventories	(772)
Other current assets	(134)
Accounts payable and accrued expenses	536
Accrued salaries, wages, and related liabilities	(327)
Payable to related party	1,665

Net cash provided by operating activities	64,191

Investing activities
Purchase of property and equipment, net of disposals	(3,412)
Purchase of investments	(2,195)
Proceeds from sale of investments	2,195
Acquisitions	(533)

Net cash used in investing activities	(3,945)

Financing activities
Repayment of long term debt and line of credit	(1,854)
Contributions from members	7,422
Distributions	(59,434)

Net cash used in financing activities	(53,866)

Increase in cash and cash equivalents	6,380
Cash and cash equivalents at beginning of year	25,299

Cash and cash equivalents at end of year	$31,679

See accompanying notes to combined financial statements.

Beltway Surgery Centers, LLC; Eagle Highlands Surgery Center, LLC;

Senate Street Surgery Center, LLC; Indiana Endoscopy Centers, LLC;

Ball Outpatient Surgery Center, LLC; and Riley Outpatient Surgery Center, LLC

Notes to Combined Financial Statements

(In Thousands)

December 31, 2010

1. General and Organization

These financial statements are the combined financial statements of Beltway Surgery Centers, LLC (BSC); Eagle Highlands Surgery Center, LLC (EHSC); Senate Street Surgery Center, LLC (SSSC); Indiana Endoscopy Centers, LLC (IEC); Ball Outpatient Surgery Center, LLC (BOSC); and Riley Outpatient Surgery Center, LLC (ROC) (individually, each of these organizations is hereinafter referred to as “Surgery Center” and collectively as “the Surgery Centers”). The Surgery Centers are joint ventures between Indiana University Health, Inc. (Indiana University Health) (formerly known as Clarian Health Partners, Inc.) and the Surgery Center physicians. The Surgery Centers were organized as Indiana limited liability companies. The purpose of the Surgery Centers is to own and operate ambulatory surgery centers licensed by the state of Indiana and to render any and all services incidental or ancillary thereto.

Indiana University Health, an Indiana nonprofit corporation, and subsidiaries operate as a health care delivery system, which includes an academic health center affiliated with Indiana University, providing health care services throughout the state of Indiana. Health care services provided by Indiana University Health and its subsidiaries include acute, nonacute, tertiary, and quaternary care services on an inpatient, outpatient, and emergency basis; medical education and research; medical management services; health care diagnostic and treatment services for individuals and families in physician clinics and physician-group practices; occupational health care for businesses; and personal and home health care.

BSC was formed on February 10, 1999, and commenced operations on August 16, 1999. BSC operates as a single ambulatory surgery center with two facilities. One location is in the Methodist Medical Plaza (MMP) at 151 North Pennsylvania Parkway, Indianapolis, Indiana. The other location is in the Spring Mill Road Surgery Center (SRSC) at 200 West 103rd Street, Indianapolis, Indiana. A portion of the SRSC facility is dedicated to performance of gastrointestinal (GI) procedures (such portion of the SRSC facility being referred to as the “GI Division”).

EHSC was formed on August 4, 2005, by Indiana University Health acting as organizer. Operations began in August 2006. EHSC operates an ambulatory surgery center located at 6850 Parkdale Place, Indianapolis, Indiana.

SSSC was formed on June 26, 2006, by Indiana University Health acting as organizer. Operations began in December 2007. SSSC operates an ambulatory surgery center located in Methodist Professional Plaza 2 on the Indiana University Health Methodist Hospital campus at 1801 N. Senate Blvd., Indianapolis, Indiana.

IEC was formed on June 28, 2007, by Indiana University Health acting as organizer. Operations began on July 1, 2008. IEC currently operates three ambulatory surgery centers. The surgery centers are located in the Methodist Professional Center at 1801 N. Senate Boulevard, Indianapolis, Indiana, in the Indiana University Health West Professional Building at 1115 N. Ronald Regan Parkway, Avon, Indiana, and in the Fishers Medical Office Building at 10967 Allisonville Road, Fishers, Indiana.

BOSC was formed on October 1, 2009, by Indiana University Health Ball Memorial Hospital (IUHBMH) acting as organizer. Operations began in October 2009. BOSC operates an ambulatory surgery center located in the IUHBMH at 2401 West University Ave., Muncie, Indiana.

Beltway Surgery Centers, LLC; Eagle Highlands Surgery Center, LLC;

Senate Street Surgery Center, LLC; Indiana Endoscopy Centers, LLC;

Ball Outpatient Surgery Center, LLC; and Riley Outpatient Surgery Center, LLC

Notes to Combined Financial Statements

(In Thousands)

1. General and Organization (continued)

ROC was formed on December 10, 2009, by Indiana University Health acting as organizer. Operations began in November 2010. ROC operates an ambulatory surgery center located in the Riley Hospital for Children at Indiana University Health at 340 W. 10th Street, Suite 6100, Indianapolis, Indiana.

2. Basis of Presentation

Management has presented the financial position, results of operations, and cash flows of the Surgery Centers on a combined basis at the request of Surgical Care Affiliates, an unrelated organization, which has subsequently acquired a minority interest in an organization which is under common control or significant influence of Indiana University Health. All significant intercompany transactions have been eliminated. The combined financial statements include the results of operations of each Surgery Center in which the Surgery Centers were both in existence and under the control or significant influence of Indiana University Health.

3. Membership and Governance

Each of the Surgery Centers is comprised of various classes of members. Throughout each period presented in these combined financial statements, Indiana University Health, or its controlled subsidiary, held at least one class of membership interests in each Surgery Center. The remaining classes of ownership interests in each Surgery Center are held by individual physicians or physician groups, all of whom must satisfy membership criteria and minimum qualifications as determined by the Board of Managers of each Surgery Center. Certain of these interests may be held by medical groups or other entities that employ, or are owned by, one or more such physicians.

Net profits and losses arising from the operation of the Surgery Centers are allocated to the various members in accordance with the members’ respective membership interests, as governed by the operating agreements of each Surgery Center.

For BSC, the Multi-specialty and GI Divisions’ net profits and losses arising from the operation are segregated and allocated to the members in accordance with the members’ respective membership interests.

The Surgery Centers distribute cash, if available and authorized by the Boards of Managers, to the members based on their relative membership interests in the Surgery Center.

No member, nor any officer, director, employee, or agent of any member, is liable for any debts, liabilities, or obligations of the Surgery Centers. Each member is responsible for making any contributions to the capital of the Surgery Center required to be made by such member pursuant to the terms of the operating agreements and for the amount of any distribution made to such member by the Surgery Center that must be returned to the Surgery Center.

A Board of Managers is responsible for managing and governing each Surgery Center. The business, property, affairs, and overall management and control of each Surgery Center are vested exclusively in each Surgery Center’s Board of Managers. The Boards of Managers consist of both voting managers and nonvoting managers. Each member class elects a number of voting managers on a basis consistent with the relative ownership interests of that class, and therefore, voting control is generally consistent with the economic membership interests in each Surgery Center.

Beltway Surgery Centers, LLC; Eagle Highlands Surgery Center, LLC;

Senate Street Surgery Center, LLC; Indiana Endoscopy Centers, LLC;

Ball Outpatient Surgery Center, LLC; and Riley Outpatient Surgery Center, LLC

Notes to Combined Financial Statements

(In Thousands)

4. Community Benefit and Charity Care

The Surgery Centers provide health care services and other financial support through various programs that are designed, among other matters, to enhance the health of the community, improve the health of low-income patients, and foster medical education and research through its affiliation with Indiana University Health and Indiana University Health’s affiliation with the Indiana University School of Medicine. In addition, the Surgery Centers provide services intended to benefit the poor and underserved, including those persons who cannot afford health insurance because of inadequate resources or are uninsured or underinsured. Health care services to patients under government programs, such as Medicare and Medicaid, are also considered part of each Surgery Center’s benefit provided to the community since a portion of such services are reimbursed at amounts less than cost.

Each of the Surgery Centers has adopted policies that are consistent with the financial assistance policy of Indiana University Health. The Surgery Centers’ financial assistance policies are designed to provide care to patients regardless of their ability to pay. Patients who meet certain criteria for assistance (generally based on up to 400% of federal poverty income guidelines, who are victims of certain catastrophic events, or who meet criteria to be part of Indiana University Health’s medical education and research programs) are provided care without charge or at amounts less than established rates. In addition, financial assistance is available to patients under the Indiana University Health System policies in which services are to be provided at discounted rates, generally determined based on federal poverty income guidelines.

The amount of charity care provided is determined based on the qualifying criteria, as defined in the financial assistance policy, through approved applications completed by patients and their families or beneficiaries, or based on analysis of patients without third-party insurance coverage who did not apply for charity and whose income was equal to or less than 200% of federal poverty income guidelines. No payment for services is anticipated for those patients whose charity care applications have been approved, as well as for those other patient accounts identified whose income is equal to or less than 200% of federal poverty income guidelines and meet certain other criteria. Charity care, measured by the difference between standard charges for services rendered and the amount, if any, ultimately received, was $2,874 in 2010. In addition, the Surgery Centers may provide certain uncompensated care to uninsured and underinsured patients, which is included in the provision for uncollected patient accounts.

Enacted March 23, 2010, the Patient Protection and Affordable Care Act (Affordable Care Act) requires, among other things, that hospital organizations establish a financial assistance policy and a policy relating to emergency medical care. The Surgery Centers of the Indiana University Health System have adopted a financial assistance policy which conforms with the Affordable Care Act and includes: financial assistance eligibility criteria, the basis for calculating amounts charged to patients, the method for applying for financial assistance, billing and collections policies with regards to actions that may be taken in the case of nonpayment, as well as their measures to widely publicize the policy within the communities served by the Surgery Centers. Additionally, the Surgery Centers have adopted policies requiring the organizations to provide, without discrimination, care for emergency medical conditions to individuals regardless of their eligibility under their financial assistance policy. The Surgery Centers have also adopted policies to limit the amount charged for emergency or other medically necessary care that is provided to individuals eligible for assistance under the organizations’ financial assistance policy to not more than the amounts generally billed to individuals who have insurance covering such care. Finally, the Surgery Centers have adopted policies to forego extraordinary collection actions against an

Beltway Surgery Centers, LLC; Eagle Highlands Surgery Center, LLC;

Senate Street Surgery Center, LLC; Indiana Endoscopy Centers, LLC;

Ball Outpatient Surgery Center, LLC; and Riley Outpatient Surgery Center, LLC

Notes to Combined Financial Statements

(In Thousands)

4. Community Benefit and Charity Care (continued)

individual before the organization has made reasonable efforts to determine whether the individual is eligible for assistance under the hospital organization’s financial assistance policy. Conformance with the Affordable Care Act did not have a material impact on the combined financial position or results of operations of the Surgery Centers for the year-ended December 31, 2010.

Reimbursements are received by the Surgery Centers for Medicare and Medicaid beneficiaries in accordance with reimbursement agreements and related regulatory rules and regulations.

5. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles (GAAP), requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Values of Financial Instruments

Financial instruments include cash and cash equivalents, patient and other accounts receivable, accounts payable and accrued expenses, long-term debt, and certain other current assets and liabilities. The fair values for cash and cash equivalents, patient and other accounts receivable, accounts payable, accrued expenses, notes payable to banks, and certain other current assets and liabilities approximate the carrying amounts reported in the combined balance sheets and, in the opinion of management, represent highly liquid assets or short-term obligations not subject to being discounted. The fair value for long-term debt is described in Note 8.

Net Patient Service Revenue

Net patient service revenue is reported at estimated net realizable amounts from patients, third-party payors, and others at the time services are rendered. Certain revenue is subject to estimated retroactive revenue adjustments under reimbursement agreements with third-party payors due to future audits, reviews, and investigations. Retroactive adjustments, potentially resulting from future audits, reviews, and investigations, are considered in the recognition of revenue on an estimated basis in the period that the related services are rendered, and such amounts are adjusted in future periods as adjustments become known. There were no retroactive adjustments in the year-ended December 31, 2010.

For the year-ended December 31, 2010, the percentage of net patient service revenue derived under Medicare, Medicaid, and managed care programs approximated 8%, 2%, and 86%, respectively. Provision has been made, by a charge to contractual allowances as an offset to patient service revenue, for the differences between gross charges for patient services and estimated reimbursement from these government and insurance programs.

A managed care payor represented 17% of net patient revenues in 2010.

Beltway Surgery Centers, LLC; Eagle Highlands Surgery Center, LLC;

Senate Street Surgery Center, LLC; Indiana Endoscopy Centers, LLC;

Ball Outpatient Surgery Center, LLC; and Riley Outpatient Surgery Center, LLC

Notes to Combined Financial Statements

(In Thousands)

5. Summary of Significant Accounting Policies (continued)

Cash Equivalents

Investments in highly liquid instruments with an original maturity of three months or less when purchased are considered by management to be cash equivalents. Indiana University Health, on behalf of the Surgery Centers, routinely invests in money market funds. These funds generally invest in highly liquid U.S. government and agency obligations. Financial instruments that potentially subject the Surgery Centers to concentrations of credit risk include cash and cash equivalents. Indiana University Health, on behalf of the Surgery Centers, places its cash and cash equivalents with institutions with high credit quality, since, at certain times, such cash and cash equivalents may be in excess of government-provided insurance limits.

Accounts Receivable and Allowance for Uncollectible Accounts

The Surgery Centers do not require collateral or other security for the delivery of health care services to its patients, substantially all of whom are residents of the state of Indiana. However, assignment of benefit payments payable under patients’ health insurance programs and plans (e.g., Medicare, Medicaid, health maintenance organizations, and commercial insurance policies) is routinely obtained, consistent with industry practice.

The provision for uncollected patient accounts is based upon management’s assessment of historical and expected net collections considering business and economic conditions, changes and trends in health care coverage, and other collection indicators. Periodically, management assesses the adequacy of the allowance for uncollectible accounts based upon accounts receivable payor composition and aging, the significance of individual payors to outstanding accounts receivable balances, and historical write-off experience by payor category, as adjusted for collection indicators. The results of this review are then used to make any modifications to the provision for uncollected patient accounts and the allowance for uncollectible accounts. In addition, the Surgery Centers follow established guidelines for placing certain past due patient balances with collection agencies. Patient accounts that are uncollected, including those placed with collection agencies, are initially charged against the allowance for uncollectible accounts in accordance with collection policies of the Surgery Centers and, in certain cases, are reclassified to charity care if deemed to otherwise meet the Surgery Centers’ financial assistance policy criteria.

The composition of net patient accounts receivable is summarized as follows as of December 31, 2010:

2010
Managed care	59%
Medicare	7
Medicaid	2
Other third-party payors	24
Patients	8

100%

A managed care payor represented 33% of net patient accounts receivable at December 31, 2010.

Beltway Surgery Centers, LLC; Eagle Highlands Surgery Center, LLC;

Senate Street Surgery Center, LLC; Indiana Endoscopy Centers, LLC;

Ball Outpatient Surgery Center, LLC; and Riley Outpatient Surgery Center, LLC

Notes to Combined Financial Statements

(In Thousands)

5. Summary of Significant Accounting Policies (continued)

Inventories

Inventories consist primarily of drugs and supplies, are stated at the lower of cost or market, and are generally valued using the average cost method.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.

Equipment under capital lease obligations is amortized on the straight-line method over the lease term or the estimated useful life of the equipment, whichever period is shorter. Such amortization is included with depreciation in the accompanying combined statements of income.

Goodwill

Goodwill, recorded in connection with past business combinations, consists of the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired. In accordance with Accounting Standards Codification (ASC) Topic 350, Intangibles — Goodwill and Other, goodwill is not amortized, but is tested at least annually for impairment at the reporting unit level. The Surgery Centers test for impairment annually or more frequently when events or changes in circumstances or other conditions suggest impairment may have occurred. Impairment exists when the asset carrying values exceed their respective fair values, and the excess is then recorded to operations as an impairment charge. It has been determined that there was no impairment to goodwill for the year-ended December 31, 2010.

Income Taxes

As limited liability companies, the allocated share of the operating results of each Surgery Center is includable in the income tax returns of the members; accordingly, income taxes are not reflected in the combined financial statements. As of December 31, 2010, there were no uncertain tax positions that had a material impact on the Surgery Centers’ combined financial statements. The federal and state income tax returns of the Surgery Centers are subject to examination by the taxing authority, generally for three years after they are filed.

Support Services from Indiana University Health

Indiana University Health and related entities provide certain management, administrative, and clinical services to the Surgery Centers based on Support Service Agreements between Indiana University Health and related entities and each Surgery Center. Fees for clinical and nonclinical personnel provided by Indiana University Health are billed either on an “as-incurred” basis dependent on the time spent by each individual or at a fixed monthly fee.

Other support services, along with applicable payment methods, provided under the Support Service Agreements with Indiana University Health include management services (percentage of net revenue), billing services (percentage of net collections), insurance services (pro rata share of all applicable insurance costs, including

Beltway Surgery Centers, LLC; Eagle Highlands Surgery Center, LLC;

Senate Street Surgery Center, LLC; Indiana Endoscopy Centers, LLC;

Ball Outpatient Surgery Center, LLC; and Riley Outpatient Surgery Center, LLC

Notes to Combined Financial Statements

(In Thousands)

5. Summary of Significant Accounting Policies (continued)

deductibles as determined by Indiana University Health), information services (fixed fee schedule), and other miscellaneous services (e.g., human resources, marketing, public relations, risk management, supply chain, medical staff credentialing, finance services, and third-party contracting services).

Medical Malpractice

The Surgery Centers purchase occurrence-based professional liability coverage from Indiana University Health Risk Retention Group, Inc. This coverage renders each Surgery Center a qualified health care provider pursuant to Indiana’s Medical Malpractice Act (the Act), which requires that in addition to a premium paid to a carrier, a health care provider must pay a surcharge to the Indiana Insurance Department’s Patient’s Compensation Fund (the Fund) and carry certain limits of liability as prescribed by the Act, which are currently $250 per occurrence and $750 in the annual aggregate. The Act limits a patient’s total recovery to $1,250, with each Surgery Center being responsible for up to the first $250, and then the patient may petition the Fund for up to an additional $1,000.

Each Surgery Center has met these requirements and is a qualified health care provider under the Act. The Surgery Centers pay a premium to purchase coverage for the $250 per occurrence/$750 annual aggregate professional liability exposure. For the year-ended December 31, 2010, expenses of $209 were recorded for medical malpractice premium and surcharge.

6. Property and Equipment

The cost of property and equipment in service is summarized as follows:

2010
Leasehold improvements	$5,579
Equipment	11,670

$17,249

Useful lives of each category of assets are based on the estimated useful time frame that the particular assets are expected to be in service, generally in accordance with guidelines established by the American Hospital Association. Assets are depreciated on a straight-line basis beginning in the month when placed in service with asset lives ranging as follows: 15 – 40 years for leasehold improvements and 3 – 10 years for equipment. Depreciation expense, which includes amortization expense for capital leases, for 2010 totaled $2,326.

7. Investments

The Surgery Centers classify all investment securities as either held-to-maturity, available-for-sale, or trading at the date of purchase based on the ability and intent to hold individual securities until they mature. Investments consist of certificates of deposit with carrying values of $2,195 at December 31, 2010, which are included in other noncurrent assets on the combined balance sheets. The certificates of deposits’ book values approximate their fair values, and they have remaining maturities of less than two years from each balance sheet date. There are no material unrecognized holding gains or losses and no securities that were considered to be other-than-temporarily impaired.

Beltway Surgery Centers, LLC; Eagle Highlands Surgery Center, LLC;

Senate Street Surgery Center, LLC; Indiana Endoscopy Centers, LLC;

Ball Outpatient Surgery Center, LLC; and Riley Outpatient Surgery Center, LLC

Notes to Combined Financial Statements

(In Thousands)

8. Debt

During 2008, BSC redeemed IU Medical Group’s (IUMG) Class A Membership Interest in BSC for $886, plus accrued interest. BSC also redeemed two units of Class B Membership Interest owned by Indiana University Health for $886, plus accrued interest. Payments on the redemptions, including fixed interest of 8.5% per annum, were due in four equal annual installments, beginning in 2009. The remaining principal amount, payable under this agreement at December 31, 2010, is included in the following table.

On October 1, 2009 BOSC signed a note payable to IUHBMH for $1,274. The note payable is due in installments through September 30, 2013, and it bears interest at 3.23%.

Long-term debt, including debt payable to related parties and capital leases, as of December 31, 2010, consists of the following:

2010
BSC redemption agreement	$966
BOSC note payable to IUHBMH	1,195
Capital lease obligations	971
Line of credit	425

Less current portion	(1,160)

Long-term debt, less current portion	$2,397

The carrying value of the Surgery Centers’ debt approximates its fair value due to the short length of the remaining payment terms.

BSC maintains a $3,500 bank line of credit, of which $425 was outstanding as of December 31, 2010. The fixed interest rate on the line of credit is 4%, and it matures on March 31, 2012.

The scheduled maturities and mandatory redemptions of long-term debt are as follows:

Year ending December 31:
2011	$1,160
2012	1,521
2013	563
2014	306
2015	7

$3,557

Beltway Surgery Centers, LLC; Eagle Highlands Surgery Center, LLC;

Senate Street Surgery Center, LLC; Indiana Endoscopy Centers, LLC;

Ball Outpatient Surgery Center, LLC; and Riley Outpatient Surgery Center, LLC

Notes to Combined Financial Statements

(In Thousands)

9. Commitments and Contingencies

Leases

The Surgery Centers lease certain buildings and medical/office equipment under noncancelable leases, which generally qualify as operating leases. Some of the lease agreements contain renewal options and annual rental escalation clauses, as well as provisions for payment of utilities and maintenance costs. In certain cases, the lessor of the related property is Indiana University Health or its affiliate. Rental expense during the year-ended December 31, 2010, was approximately $5,907, of which $1,786 relates to lease agreements with Indiana University Health.

Future minimum lease payments as of December 31, 2010, are as follows:

	Operating	Capital
Year ending December 31:
2011	$3,915	$418
2012	3,012	341
2013	2,215	257
2014	2,080	69
2015	1,938	7
Thereafter	5,742	—

Total minimum lease payments	$18,902	1,092

Less amounts representing interest		121

Present value of net minimum lease payments		$971

10. Related-Party and Certain Other Strategic Transactions

Indiana University Health and related entities provide the Surgery Centers with management, information technology, personnel, supplies, insurance, billing, and other support services under the terms of support service agreements. The agreement terms range from one to three years and automatically renew for additional one-year periods, unless terminated by either party under terms contained in the agreements. The agreements provide for an annual pricing review and adjustment by Indiana University Health in order to cover the costs of providing contracted services. The amounts charged to the Surgery Centers for these services may not necessarily result in the net costs that would be incurred by the Surgery Centers on a stand-alone basis. Expenses for the year-ended December 31, 2010, under these agreements were as follows and are not separately classified but make up a portion of total expenses classified as “salaries, wages, and benefits” and “supplies, drugs, purchased services, and other” in the accompanying combined statements of income. These expenses were as follows:

2010
BSC support services	$18,368
EHSC support services	6,119
SSSC support services	8,486
IEC support services	3,283
BOSC support services	2,293
ROC support services	907

$39,456

Beltway Surgery Centers, LLC; Eagle Highlands Surgery Center, LLC;

Senate Street Surgery Center, LLC; Indiana Endoscopy Centers, LLC;

Ball Outpatient Surgery Center, LLC; and Riley Outpatient Surgery Center, LLC

Notes to Combined Financial Statements

(In Thousands)

10. Related-Party and Certain Other Strategic Transactions (continued)

The Surgery Centers owed Indiana University Health and related entities $5,783 for these services at December 31, 2010, and such amounts are classified as payable to related party in the accompanying combined balance sheets.

Acquisitions

On November 1, 2010, ROC executed a purchase agreement with Indiana University Health. Indiana University Health operated an ambulatory surgery center located in Riley Hospital for Children at Indiana University Health at 340 W. 10th Street, Suite 6100, Indianapolis, Indiana. The transaction was accounted for as a purchase, and the acquired assets were recorded at their fair values. ROC assumed liabilities of $55. The purchase resulted in the recording of $508 of goodwill.

11. Health Care Legislation and Regulation

The health care industry is subject to numerous laws and regulations of federal, state, and local governments. These laws and regulations include, but are not necessarily limited to, matters such as licensure, accreditation, participation requirements, reimbursement for patient services, Medicare and Medicaid fraud and abuse, and security, privacy, and standards of health information. Government activity has continued with respect to investigations and allegations concerning possible violations of fraud and abuse statutes and noncompliance with regulations by health care providers. Violations of these laws and regulations could result in expulsion from government health care programs together with the imposition of significant fines and penalties, significant repayments for patient services previously billed, and disruptions or delays in processing administrative transactions, including the adjudication of claims and payment.

In the opinion of management, there are no known regulatory inquiries that are expected to have a material adverse effect on the combined financial statements of the Surgery Centers; however, compliance with such laws and regulations can be subject to future government review and interpretation, as well as regulatory actions unknown or unasserted at this time.

In March 2010, Congress adopted comprehensive health care insurance legislation, Patient Care Protection and Affordable Care Act and Health Care and Education Reconciliation Act. The legislation, among other matters, is designed to expand access to coverage to substantively all citizens by 2019 through a combination of public program expansion and private industry health insurance. Changes to existing Medicare and Medicaid coverage and payments are also expected to occur as a result of this legislation. Implementing regulations are generally required for these legislative acts, which are to be adopted over a period of years, and, accordingly, the specific impact of any future regulations is not determinable.

12. Pro Forma Financial Information (Unaudited)

As discussed in Note 1, certain of the Surgery Centers were formed or acquired by Indiana University Health or its affiliates in the period ended December 31, 2010. Unaudited pro forma summary information is presented below assuming the commencement of operations of ROC had occurred on January 1, 2010.

Beltway Surgery Centers, LLC; Eagle Highlands Surgery Center, LLC;

Senate Street Surgery Center, LLC; Indiana Endoscopy Centers, LLC;

Ball Outpatient Surgery Center, LLC; and Riley Outpatient Surgery Center, LLC

Notes to Combined Financial Statements

(In Thousands)

12. Pro Forma Financial Information (Unaudited) (continued)

Preparation of the pro forma summary information was based upon assumptions deemed appropriate by management. The pro forma summary information presented below is not necessarily indicative of the results that actually would have occurred if the transactions indicated above had been consummated at the beginning of the periods presented, and it is not intended to be a projection of future results.

	Year-Ended December 31, 2010
	As Reported	Pro Forma
Total operating revenue	$136,860	$146,452
Total operating expenses	75,373	83,041
Operating income	61,487	63,411
Net income	61,667	63,594

13. Subsequent Event

In a series of transactions effective July 1, 2011, Indiana University Health purchased one additional unit of both BSC and EHSC and purchased the interests in EHSC and BOSC previously owned by affiliates of Indiana University Health. Indiana University Health then transferred its ownership in the Surgery Centers to Indiana University Health Surgery Centers, LLC (IUHSC), a for-profit entity owned by Indiana University Health, and sold a 49% noncontrolling ownership interest in IUHSC to Surgical Care Affiliates, LLC (SCA).

For the combined financial statements as of and for the year-ended December 21, 2010, management has evaluated subsequent events through November 3, 2011, the date the combined financial statements were available to be issued.

Beltway Surgery Centers LLC, Eagle Highlands Surgery Center LLC,

Senate Street Surgery Center LLC, Indiana Endoscopy Centers LLC,

Ball Outpatient Surgery Center LLC, and Riley Outpatient Surgery Center LLC

Combined Balance Sheets

(Unaudited)

(In thousands of U.S. dollars)

	June 30
	2011	2010
Assets
Current assets:
Cash and cash equivalents	$26,792	$28,285
Patient accounts receivable, less allowances for uncollectible accounts of $4,502 and $3,678 at 2011 and 2010, respectively	20,817	16,595
Prepaid expenses and other current assets	749	293
Inventories	2,760	2,021

Total current assets	51,118	47,194

Property and equipment:
Cost of property and equipment in service	18,529	14,870
Less accumulated depreciation	(7,333)	(5,318)

	11,196	9,552
Construction-in-progress	168	296

Total property and equipment, net	11,364	9,848

Other assets:
Goodwill	4,842	4,842
Other assets	4,200	3,673

Total other assets	9,042	8,515

Total assets	$71,524	$65,557

Liabilities and members’ equity
Current liabilities:
Accounts payable and accrued expenses	4,743	3,585
Accrued salaries, wages, and related liabilities	1,414	1,311
Payable to related party	4,590	4,989
Line of credit	477	1,250
Current portion of long-term debt and capital leases	641	445

Total current liabilities	11,865	11,580

Noncurrent liabilities:
Long term debt and capital leases	791	2,882

Total noncurrent liabilities	791	2,882

Total liabilities	12,656	14,462

Members’ equity	58,868	51,095

Total liabilities and members’ equity	$71,524	$65,557

See Notes to Combined Interim Financial Statements.

Beltway Surgery Centers LLC, Eagle Highlands Surgery Center LLC,

Senate Street Surgery Center LLC, Indiana Endoscopy Centers LLC,

Ball Outpatient Surgery Center LLC, and Riley Outpatient Surgery Center LLC

Combined Statements of Income

(Unaudited)

(In thousands of U.S. dollars)

	Six months ended June 30
	2011	2010
Revenue
Net patient service revenue	$72,986	$63,936
Other operating revenue	51	11

Total operating revenue	73,037	63,947

Expenses:
Salaries, wages and benefits	14,303	10,623
Supplies/pharmacy	10,881	9,462
Purchased services and other	8,373	9,296
Utilities, rent, maintenance	3,846	3,766
Depreciation	1,141	1,275
Provision for uncollected patient accounts	2,893	1,583
Interest	94	121

Total operating expenses	41,531	36,126

Operating income	31,506	27,821
Interest and other non operating income	52	87

Net income	$31,558	$27,908

See Notes to Combined Interim Financial Statements.

Beltway Surgery Centers LLC, Eagle Highlands Surgery Center LLC,

Senate Street Surgery Center LLC, Indiana Endoscopy Centers LLC,

Ball Outpatient Surgery Center LLC, and Riley Outpatient Surgery Center LLC

Combined Statements of Changes in Members’ Equity

(Unaudited)

(In thousands of U.S. dollars)

Balance at December 31, 2009	$48,391
Net income	27,908
Contributions	5,585
Distributions	(30,789)

Balance at June 30, 2010	$51,095

Balance at December 31, 2010	$58,046
Net income	31,558
Contributions	—
Distributions	(30,736)

Balance at June 30, 2011	$58,868

See Notes to Combined Interim Financial Statements.

Beltway Surgery Centers LLC, Eagle Highlands Surgery Center LLC,

Senate Street Surgery Center LLC, Indiana Endoscopy Centers LLC,

Ball Outpatient Surgery Center LLC, and Riley Outpatient Surgery Center LLC

Combined Statements of Cash Flows

(Unaudited)

(In thousands of U.S. dollars)

	Six months ended June 30
	2011	2010
Cash Flows from Operating Activities:
Net Income	$31,558	$27,908
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation Expense	1,141	1,275
Provision for uncollected patient accounts	2,893	1,583
Net cash provided (used) by current assets/liabilities:
Patient Accounts Receivable, Net	(5,050)	(895)
Other Assets	(2,178)	949
Accounts Payable and accrued liabilities	376	(314)
Salaries, wages, and related liabilities	(350)	(778)

Net Cash Provided by Operations	28,390	29,728

Cash Flows From Investing Activities:
Purchases of Property and Equipment	(1,320)	(1,201)

Net Cash Used in Investing Activities	(1,320)	(1,201)

Cash Flows from Financing Activities:
Repayment of debt	(1,221)	(337)
Contributions from members	—	5,585
Distributions	(30,736)	(30,789)

Net Cash Used in Financing Activities	(31,957)	(25,541)

Net (Decrease) Increase in Cash	(4,887)	2,986
Cash and cash equivalents at beginning of period	31,679	25,299

Cash and cash equivalents at end of period	$26,792	$28,285

See Notes to Combined Interim Financial Statements.

Beltway Surgery Centers, LLC, Eagle Highlands Surgery Center, LLC,

Senate Street Surgery Center, LLC, Indiana Endoscopy Centers, LLC,

Ball Outpatient Surgery Center, LLC, and Riley Outpatient Surgery Center, LLC

Notes to Combined Interim Financial Statements

(Unaudited)

1. General and Organization

These financial statements are the combined financial statements of Beltway Surgery Centers, LLC (BSC); Eagle Highlands Surgery Center, LLC (EHSC); Senate Street Surgery Center LLC (SSSC); Indiana Endoscopy Centers, LLC (IEC); Ball Outpatient Surgery Center, LLC (BOSC), and Riley Outpatient Surgery Center, LLC (ROC); (individually each of these organizations is hereinafter referenced to as “Surgery Center” and collectively “the Surgery Centers”) The Surgery Centers are joint ventures between Indiana University Health, Inc., (“Indiana University Health” or “IU Health”) (formerly known as Clarian Health Partners, Inc.) and the Surgery Center physicians. The Surgery Centers were organized as Indiana limited liability companies. The purpose of the Surgery Centers is to own and operate ambulatory surgery centers licensed by the state of Indiana and to render any and all services incidental or ancillary thereto.

Indiana University Health, an Indiana nonprofit corporation, and subsidiaries operate as a health care delivery system, which include an academic health center affiliated with Indiana University, providing health care services throughout the state of Indiana. Health care services provided by Indiana University Health and its subsidiaries include acute, nonacute, tertiary, and quaternary care services on an inpatient, outpatient and emergency basis; medical education and research; medical management services; health care diagnostic and treatment services for individuals and families in physician clinics and physician-group practices; occupational health care for businesses and personal and home health care.

BSC was formed on February 10, 1999, and commenced operations on August 16, 1999. BSC operates as a single ambulatory surgery center with two facilities. One location is in the Methodist Medical Plaza (MMP) at 151 North Pennsylvania Parkway, Indianapolis, Indiana. The other location is in the Spring Mill Road Surgery Center (SRSC) at 200 West 103rd Street, Indianapolis, Indiana. A portion of the SRSC facility is dedicated to performance of gastrointestinal (GI) procedures (such portion of the SRSC facility being referred to as the “GI Division”).

EHSC was formed on August 4, 2005, by Indiana University Health acting as organizer. Operations began in August 2006. EHSC operates an ambulatory surgery center located at 6850 Parkdale Place, Indianapolis, Indiana.

SSSC was formed on June 26, 2006, by Indiana University Health acting as organizer. Operations began in December 2007. SSSC operates an ambulatory surgery center located in Methodist Professional Plaza 2 on the IU Health Methodist Hospital campus at 1801 N. Senate Blvd., Indianapolis, Indiana.

IEC was formed on June 28, 2007, by Indiana University Health acting as organizer. Operations began on July 1, 2008. IEC currently operates three ambulatory surgery centers. The surgery centers are located in the Methodist Professional Center at 1801 N. Senate Boulevard, Indianapolis, Indiana, in the Indiana University Health West Professional Building at 1115 N. Ronald Regan Parkway, Avon, Indiana, and in the Fishers Medical Office Building at 10967 Allisonville Road, Fishers, Indiana.

BOSC was formed on October 1, 2009, by Indiana University Health Ball Memorial Hospital acting as organizer. Operations began in October 2009. BOSC operates an ambulatory surgery center located in the IU Health Ball Memorial Hospital at 2401 West University Ave, Muncie, Indiana.

ROC was formed on December 10, 2009, by Indiana University Health acting as organizer. Operations began in November 2010. ROC operates an ambulatory surgery center located in the Riley Hospital for Children at IU Health at 340 W. 10th Street, Suite 6100, Indianapolis, Indiana.

Beltway Surgery Centers, LLC, Eagle Highlands Surgery Center, LLC,

Senate Street Surgery Center, LLC, Indiana Endoscopy Centers, LLC,

Ball Outpatient Surgery Center, LLC, and Riley Outpatient Surgery Center, LLC

Notes to Combined Interim Financial Statements

(Unaudited)

2. Basis of Presentation

Management has elected to present the financial position and results of operations of the Surgery Centers on a combined basis because the entities are under common control or significant influence of IU Health. All significant intercompany transactions have been eliminated. The combined financial statements include the results of operations of each Surgery Center during each of the periods presented in which the Surgery Centers were both in existence and under the control or significant influence of IU Health.

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles (GAAP), requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

3. Membership and Governance

Each of the Surgery Centers is comprised of various classes of members. Throughout each period presented in these combined financial statements, IU Health, or its controlled subsidiary, held at least one class of membership interests in each Surgery Center. The remaining classes of ownership interests in each Surgery Center are held by individual physicians or physician groups, all of whom must satisfy membership criteria and minimum qualifications as determined by the Board of Managers of each Surgery Center. Certain of these interests may be held by medical groups or other entities that employ, or are owned by, one or more such physicians.

Net profits and losses arising from the operation of the Surgery Centers are allocated to the various members in accordance with the Members’ respective Membership Interests, as governed by the operating agreements of each Surgery Center.

For BSC, the Multi-specialty and GI divisions’ net profits and losses arising from the operation are segregated and allocated to the members in accordance with the Members’ respective Membership Interests.

The Surgery Centers distribute cash, if available and authorized by the Boards of Managers, to the Members based on their relative Membership Interests in the Surgery Center.

No Member, nor any officer, director, employee, or agent of any Member, is liable for any debts, liabilities, or obligations of the Surgery Center. Each Member is responsible for making any contributions to the capital of the Surgery Center required to be made by such Member pursuant to the terms of the Operating Agreements, and for the amount of and distribution made to such Member by the Surgery Center that must be returned to the Surgery Center.

A Board of Managers is responsible for managing and governing each Surgery Center. The business, property, affairs, and overall management and control of each Surgery Center are vested exclusively in each Surgery Center’s Board of Managers. The Boards of Managers consist of both voting managers and non-voting managers. Each member class elects a number of voting managers on a basis consistent with the relative ownership interests of that class, and therefore voting control is generally consistent with the economic membership interests in each Surgery Center.

Beltway Surgery Centers, LLC, Eagle Highlands Surgery Center, LLC,

Senate Street Surgery Center, LLC, Indiana Endoscopy Centers, LLC,

Ball Outpatient Surgery Center, LLC, and Riley Outpatient Surgery Center, LLC

Notes to Combined Interim Financial Statements

(Unaudited)

4. Community Benefit and Charity Care

The Surgery Centers provide health care services and other financial support through various programs that are designed, among other matters, to enhance the health of the community, improve the health of low-income patients, and foster medical education and research through its affiliation with Indiana University Health and Indiana University Health’s affiliation with the Indiana University School of Medicine. In addition, the Surgery Centers provide services intended to benefit the poor and underserved, including those persons who cannot afford health insurance because of inadequate resources or are uninsured or underinsured. Health care services to patients under government programs, such as Medicare and Medicaid, are also considered part of each Surgery Center’s benefit provided to the community since a portion of such services are reimbursed at amounts less than cost.

Each of the Surgery Centers has adopted policies which are consistent with financial assistance policy of Indiana University Health. The Surgery Centers’ financial assistance policy is designed to provide care to patients regardless of their ability to pay. Patients who meet certain criteria for assistance (generally based on up to 400% of federal poverty income guidelines, who are victims of certain catastrophic events, or who meet criteria to be part of Indiana University Health’s medical education and research programs) are provided care without charge or at amounts less than established rates. In addition, financial assistance is available to patients under the Indiana University Health System policies in which services are to be provided at discounted rates, generally determined based on federal poverty income guidelines.

The amount of charity care provided is determined based on the qualifying criteria, as defined in the financial assistance policy, through approved applications completed by patients and their families or beneficiaries, or based on analysis of patients without third-party insurance coverage who did not apply for charity and whose income was equal to or less than 200% of federal poverty income guidelines. No payment for services is anticipated for those patients whose charity care applications have been approved, as well as for those other patient accounts identified whose income is equal to or less than 200% of federal poverty income guidelines and meet certain other criteria. Charity care, measured by the difference between standard charges for services rendered and the amount, if any, ultimately received, was $1.8 million and $1.5 million for the six months ended June 30, 2011 and 2010, respectively. In addition, the Surgery Centers may provide certain uncompensated care to uninsured and underinsured patients, which is included in the provision for uncollected patient accounts.

Enacted March 23, 2010, the Patient Protection and Affordable Care Act (Affordable Care Act) requires, among other things, that hospital organizations establish a financial assistance policy and a policy relating to emergency medical care. The Surgery Centers of the Indiana University Health System have adopted a financial assistance policy which conforms with the Affordable Care Act and includes: financial assistance eligibility criteria, the basis for calculating amounts charged to patients, the method for applying for financial assistance, billing and collections policies with regards to actions that may be taken in the case of nonpayment as well as its measures to widely publicize the policy within the communities served by the organization. Additionally, the Surgery Centers have adopted policies requiring the organizations to provide, without discrimination, care for emergency medical conditions to individuals regardless of their eligibility under their financial assistance policy. These Surgery Centers have also adopted policies to limit the amount charged for emergency or other medically necessary care that is provided to individuals eligible for assistance under the organization’s financial assistance policy to not more than the amounts generally billed to individuals who have insurance covering such care. Finally, the Surgery Centers have adopted policies to forego extraordinary collection actions against an individual before the organization has made reasonable efforts to determine whether the individual is eligible for assistance under the

Beltway Surgery Centers, LLC, Eagle Highlands Surgery Center, LLC,

Senate Street Surgery Center, LLC, Indiana Endoscopy Centers, LLC,

Ball Outpatient Surgery Center, LLC, and Riley Outpatient Surgery Center, LLC

Notes to Combined Interim Financial Statements

(Unaudited)

4. Community Benefit and Charity Care (continued)

hospital organization’s financial assistance policy. Conformance with the Affordable Care Act did not have a material impact on the combined financial position or results of operations of the Surgery Centers for either of the six-month periods ending June 30, 2011 or 2010.

Reimbursements are received by the Surgery Centers for Medicare and Medicaid beneficiaries in accordance with reimbursement agreements and related regulatory rules and regulations.

5. Investments

The Surgery Centers classify all investment securities as either held-to-maturity, available-for-sale or trading at the date of purchase based on the ability and intent to hold individual securities until they mature. Investments consist of certificates of deposit with an aggregate carrying value of $2.2 million at both June 30, 2011 and 2010 and are included in other non-current assets on the balance sheet. The certificates of deposits’ book values approximate their fair values, and they have remaining maturities of less than two years from each balance sheet date. There are no material unrecognized holding gains or losses and no securities that were considered to be other- than-temporarily impaired. The fair value of these securities approximates carrying value.

6. Debt

During 2008, BSC redeemed IU Medical Group’s (IUMG) Class A Membership Interest in BSC for $0.9 million, plus accrued interest. BSC also redeemed two units of Class B Membership Interest owned by Indiana University Health for $0.9 million, plus accrued interest. Payments on the redemptions, including fixed interest of 8.5% per annum, were due in four equal annual installments, beginning in 2009. The remaining principal amount at June 30, 2011 and 2010, respectively, was $0 and $0.9 million.

On October 1, 2009 BOSC signed a note payable to Indiana University Health Ball Memorial Hospital (BMH) for $1.3 million. The note payable is due in installments through September 30, 2013 and it bears interest at 3.23%. Amounts outstanding under this note were $0.6 million and $1.3 million at June 30, 2011 and 2010, respectively.

BSC maintains a $3.5 million balance line of credit, of which $0.5 million and $1.3 was outstanding as of June 30, 2011 and 2010, respectively. The interest rate on the line of credit is 4% and it matures on March 31, 2012.

The carrying value of the Surgery Centers’ debt approximates its fair value.

7. Commitments and Contingencies

The Surgery Centers lease certain buildings and medical/office equipment under noncancelable leases, which generally qualify as operating leases. Some of the lease agreements contain renewal options and annual rental escalation clauses, as well as provisions for payment of utilities and maintenance costs. In certain cases, the lessor of the related property is Indiana University Health or its affiliate. Rental expense during the both of the six-month periods ending June 30, 2011 and 2010 was $3.2 million. Of this amount, $1.9 million and $1.7 million for the six months ended June 30, 2011 and 2010, respectively, relate to lease agreements with Indiana University Health.

Beltway Surgery Centers, LLC, Eagle Highlands Surgery Center, LLC,

Senate Street Surgery Center, LLC, Indiana Endoscopy Centers, LLC,

Ball Outpatient Surgery Center, LLC, and Riley Outpatient Surgery Center, LLC

Notes to Combined Interim Financial Statements

(Unaudited)

8. Related-Party and Certain Other Strategic Transactions

Related Party Transactions

Indiana University Health and related entities provide the Surgery Centers with management, information technology, personnel, supplies, insurances, billing, and other support services under the terms of support service agreements. The agreement terms range from one to three years and automatically renew for additional one-year periods unless terminated by either party under terms contained in the agreements. The agreement provides for an annual pricing review and adjustment by Indiana University Health in order to cover the costs of providing contracted services. The amounts charged to the Surgery Centers for these services may not necessarily result in the net costs that would be incurred by the Surgery Centers on a stand-alone basis. Expenses for the six month periods ended June 30, 2011 and 2010, under these agreements were as follows and are not separately classified, but make up a portion of total expenses classified as “salaries, wages, and benefits” and “supplies, drugs, purchased services, and other” in the accompanying combined statements of income.

These expenses were as follows (in thousands of dollars):

BSC Support Services	$9,698	$8,412
EHSC Support Services	$2,814	$2,963
SSSC Support Services	$3,358	$4,140
IEC Support Services	$1,407	$1,610
ROC Support Services	$3,160	$—
BOSC Support Services	$3,722	$24

	$24,159	$17,149

The Surgery Centers owed Indiana University Health and related entities $4.6 million and $5.0 million for these services at June 30, 2011 and 2010, respectively, and such amounts are classified as “payable to related party” in the accompanying combined balance sheets.

Goodwill

On June 27, 2008, IEC executed an asset purchase agreement with Meridian Medical Group an independent physician group. The independent physician group owned and operated two ambulatory surgery centers located at the Methodist Professional Center and Indiana University Health West Professional Building. The transaction was accounted for as a purchase, and the acquired assets (no liabilities were assumed) were recorded at their fair values. The purchase also resulted in the recording of $4.8 million of goodwill.

9. Health Care Legislation and Regulation

The health care industry is subject to numerous laws and regulations of federal, state, and local governments. These laws and regulations include, but are not necessarily limited to, matters such as licensure, accreditation, participation requirements, reimbursement for patient services, Medicare and Medicaid fraud and abuse, and security, privacy, and standards of health information. Government activity has continued with respect to investigations and allegations concerning possible violations of fraud and abuse statutes and noncompliance with regulations by health care providers. Violations of these laws and regulations could result in expulsion from government health care programs together with the imposition of significant fines and penalties, significant repayments for patient services previously billed, and disruptions or delays in processing administrative transactions, including the adjudication of claims and payment.

Beltway Surgery Centers, LLC, Eagle Highlands Surgery Center, LLC,

Senate Street Surgery Center, LLC, Indiana Endoscopy Centers, LLC,

Ball Outpatient Surgery Center, LLC, and Riley Outpatient Surgery Center, LLC

Notes to Combined Interim Financial Statements

(Unaudited)

9. Health Care Legislation and Regulation (continued)

In the opinion of management, there are no known regulatory inquiries that are expected to have a material adverse effect on the combined financial statements of the Surgery Centers; however, compliance with such laws and regulations can be subject to future government review and interpretation, as well as regulatory actions unknown or unasserted at this time.

In March 2010, Congress adopted comprehensive health care insurance legislation, Patient Care Protection and Affordable Care Act and Health Care and Education Reconciliation Act. The legislation, among other matters, is designed to expand access to coverage to substantively all citizens by 2019 through a combination of public program expansion and private industry health insurance. Changes to existing Medicare and Medicaid coverage and payments are also expected to occur as a result of this legislation. Implementing regulations are generally required for these legislative acts, which are to be adopted over a period of years and, accordingly, the specific impact of any future regulations is not determinable.

10. Subsequent Event

In a series of transactions effective July 1, 2011, Indiana University Health purchased one additional unit of both BSC and EHSC, and purchased the interests in EHSC and BOSC previously owned by affiliates of Indiana University Health. Indiana University Health then transferred its ownership in the Surgery Centers to Indiana University Health Surgery Centers, LLC (IUHSC), a for-profit-entity owned by Indiana University Health, and sold a 49% noncontrolling ownership interest in IUHSC to Surgical Care Affiliates, LLC (SCA).

Independent Auditor’s Report

Board of Managers

Health Inventures, LLC

Westminster, Colorado

We have audited the accompanying combined financial statements of Health Inventures, LLC and its subsidiary and H.I. Investments Holding Company, LLC (collectively, the Company), which comprise the combined balance sheet as of December 31, 2012, and the related combined statements of income, members’ equity and cash flows for the year then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to error or fraud.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Health Inventures, LLC and its subsidiary and H.I. Investments Holding Company, LLC as of December 31, 2012, and the results of their operations and their cash flows for the year then ended with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the Company has elected to change its method of accounting for investments in surgical facilities effective January 1, 2012. Our opinion is not modified with respect to this matter.

/s/ BKD, LLP

Denver, Colorado

September 4, 2013

Health Inventures, LLC

Combined Balance Sheet

December 31, 2012

Assets
Current Assets
Cash and cash equivalents	$2,749,397
Accounts receivable, net of allowance—$21,215,	1,852,900
Prepaid expenses and other	283,161

Total current assets	4,885,458

Property and Equipment, Net of Accumulated Depreciation and Amortization—$2,338,972	1,327,765

Investments in Surgical Facilities	2,500,918

Total assets	$8,714,141

Liabilities and Members’ Equity
Current Liabilities
Accounts payable	$310,929
Accrued liabilities	2,309,934
Distributions payable to members	490,000

Total current liabilities	3,110,863
Deferred Rent	47,764
Members’ Equity	5,555,514

Total liabilities and members’ equity	$8,714,141

See Notes to Combined Financial Statements

Health Inventures, LLC

Combined Statement of Income

Year Ended December 31, 2012

Net Revenues	$38,683,436
Cost of Services	31,659,116

Gross Profit	7,024,320

Operating Expenses
Selling, general and administrative expenses	4,868,455
Depreciation and amortization	532,745

5,401,200

Operating Income	1,623,120

Other Income
Interest income	1,538

1,538

Income Before Equity in Net Income of Surgical Facilities	1,624,658
Equity in Net Income of Surgical Facilities	1,314,766

Net Income	$2,939,424

See Notes to Combined Financial Statements

Health Inventures, LLC

Combined Statement of Members’ Equity

Year Ended December 31, 2012

Balance, January 1, 2012, as Previously Reported	$6,130,076
Adjustment applicable to prior years (Note 2)	105,941

Balance, January 1, 2012, as Adjusted	6,236,017
Issuance of membership units for compensation—HI	32,268
Distributions	(3,636,426)
Redemption of withdrawing members’ equity—HI	(15,769)
Net income	2,939,424

Balance, December 31, 2012	$5,555,514

See Notes to Combined Financial Statements

Health Inventures, LLC

Combined Statement of Cash Flows

Year Ended December 31, 2012

Net income	$2,939,424
Items not requiring (providing) cash
Depreciation and amortization	532,745
Provision for doubtful accounts	92,001
Equity in net income of surgical facilities	(1,314,766)
Deferred rent	47,764
Compensation cost recognized upon issuance of membership units	32,268
Distributions received from surgical facilities	1,456,904
Changes in
Accounts receivable	1,007,906
Prepaid expenses and other	37,364
Accounts payable	154,991
Accrued liabilities	631,581

Net cash provided by operating activities	5,618,182

Cash Flows from Investing Activities
Purchase of property and equipment	(1,014,207)
Proceeds from disposition of OAIC	20,000
Payment to OAIC for certain assets	(32,992)

Net cash used in investing activities	(1,027,199)

Cash Flows from Financing Activities
Member distributions	(3,436,426)
Net repayments from members	1,046
Purchase of withdrawing members’ equity	(76,203)

Net cash used in financing activities	(3,511,583)

Increase in Cash and Cash Equivalents	1,079,400
Cash and Cash Equivalents, Beginning of Year	1,669,997

Cash and Cash Equivalents, End of Year	$2,749,397

Supplemental Cash Flows Information
Due to withdrawing members for redemption of membership units	$15,769

Distributions payable to members	$490,000

Noncash distribution of certain assets from OAIC	$102,885

See Notes to Combined Financial Statements

Health Inventures, LLC

Notes to Combined Financial Statements

December 31, 2012

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Health Inventures, LLC (HI) is a Delaware Limited Liability Company. HI and its subsidiary, Health Inventures Employment Solutions, LLC, d/b/a Employment Management Solutions (EMS), are primarily engaged in providing management, consulting, human resource, employment, and operations preparation services to ambulatory surgery centers, surgical hospitals, and physician practices across the United States. H.I. Investments Holding Company, LLC (HIIHC) will take minority ownership in certain surgical facilities. All of the aforementioned entities are referred to collectively as “the Company.” Credit for services is generally granted without collateral.

Principles of Combination and Consolidation

HI and HIIHC are majority-owned by entities that are ultimately controlled by the same individual, and are thus under common control. Additionally, HIIHC is owned 25% by HI. Accordingly, the accompanying combined financial statements include the accounts of HI and its wholly owned subsidiary (EMS), and HIIHC. All significant intercompany account balances and transactions have been eliminated in combination and consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2012, the Company did not have any accounts considered to be cash equivalents.

Effective July 21, 2010, the FDIC’s insurance limits were permanently increased to $250,000. At December 31, 2012, the Company’s cash accounts exceeded federally insured limits by approximately $1,920,000.

Pursuant to legislation enacted in 2010, the FDIC fully insured all noninterest-bearing transaction accounts beginning December 31, 2010 through December 31, 2012, at all FDIC-insured institutions. This legislation expired on December 31, 2012. Beginning January 1, 2013, noninterest-bearing transaction accounts are subject to the $250,000 limit on FDIC insurance per covered institution.

Accounts Receivable

Accounts receivable are stated at the amount billed to customers plus any accrued and unpaid interest. Accounts receivable includes unbilled revenues, which primarily relate to consulting service, incentive fee and employment management service revenues earned but not yet billed, including out-of-pocket expenses incurred and reimbursable. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts that are

Health Inventures, LLC

Notes to Combined Financial Statements

December 31, 2012

unpaid after the due date bear interest at various interest rates per month. Accounts outstanding longer than the contractual or invoice payment terms are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Investments in Surgical Facilities

As of December 31, 2012, HIIHC has investments in five surgical facilities that represent an ownership interest which ranges from approximately 5% to 10% of each surgical facility. Investments in surgical facilities HIIHC does not control, but in which HIIHC has the ability to exercise significant influence over the operating and financial policies of the surgical facility, are accounted for under the equity method. Equity method investments are recorded at original cost and adjusted periodically to recognize HIIHC’s proportionate share of the surgical facilities’ net income or losses after the date of investment, additional contributions made, distributions received and impairment losses resulting from adjustments to the carrying value of the investment. HIIHC would record equity method losses in excess of the carrying amount of an investment in a surgical facility if HIIHC guaranteed obligations or was otherwise committed to provide further financial support to the surgical facility.

Property and Equipment

Property and equipment acquisitions are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is charged to expense on the straight-line basis over the estimated useful life of each asset. Assets under leasehold improvements are amortized over the shorter of the lease term or their respective useful lives.

The estimated useful lives for each major depreciable classification of properly and equipment are as follows:

Furniture	7 years
Office equipment	7 years
Computer hardware	5 years
Leasehold improvements	6 years
Computer software	3 years

Intangible Assets

Intangible assets, which consist of contract agreements existing at the date of the majority purchase of HI membership units on December 31, 2006, are being amortized on a straight-line basis over a period of six years. Such assets are periodically evaluated as to the recoverability of their carrying values. These intangible assets have been fully amortized as of December 31, 2012.

Long-Lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset are less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No asset impairment was recognized during the year ended December 31, 2012.

Health Inventures, LLC

Notes to Combined Financial Statements

December 31, 2012

Income Taxes

The Company’s members have elected to have the Company’s income taxed as a partnership under provisions of the Internal Revenue Code and a similar section of the state income tax law. Therefore, taxable income or loss is reported to the individual members for inclusion in their respective tax returns and no provision for federal and state income taxes is included in these statements; however, certain state taxes are paid at the Company level. With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2009.

Revenue Recognition

Management service revenue generally consists of a base fee, which is recognized as services are performed, and an incentive fee, which is based on a certain percentage of the client’s net revenues and/or operating profits, as defined; however, the incentive fees cannot be billed until the actual net revenues and/or operating profits for the billing periods, as stated in the contract, which may be monthly or annually, have been finalized. Consulting service revenue is recognized in the period in which services are provided. Employment management service revenue and expenses are recognized under multiple cost reimbursement contracts. Under these contracts, the Company employs individuals at various client sites. The client is required to reimburse the Company for the salary cost of these individuals, including certain out-of-pocket expenses, plus agreed upon percentages to cover employee benefits and an administrative fee. These percentages vary based on the costs associated with employment in different locations. For these contracts, the salaries, benefits, and out-of-pocket costs are recorded as expenses when incurred, and revenue is recorded as earned for amounts to be reimbursed by the clients.

Self-Insurance

The Company has elected to self-insure certain costs related to employee health and accident benefit programs. Costs resulting from noninsured losses are charged to income when incurred. The Company has purchased insurance that limits its exposure for individual claims to $75,000.

Stock Appreciation Rights Plan

At December 31, 2012, HI has a stock appreciation rights (SAR) plan, which is described more fully in Note 10.

Restricted Equity Plan

At December 31, 2012, HI has a restricted equity plan, which is member approved, that permits the grant of unit awards to its employees for up to the number of units authorized to be issued under HI’s operating agreement, but that are not issued and outstanding at the time of any award under the plan. Awards issued under the plan are subject to a restricted period until such time, if any, that HI’s Board of Managers determines that the participant has satisfied the applicable performance and service criteria, as determined for each participant by HI’s Board of Managers. As of December 31, 2012, there were no awards outstanding under the plan. The award activity during 2012 was not material.

Health Inventures, LLC

Notes to Combined Financial Statements

December 31, 2012

Note 2: Investment Presentation

Historically, the Company accounted for its investments in surgical facilities using the cost method. As a result of the acquisition of the Company by SC Affiliates, LLC (Note 14) and the inclusion of these financial statements under Regulation S-X 3-05, the Company is reflecting these investments under the equity method, due to its ownership percentages, for all periods presented. The following financial statement line items for 2012 were affected by the change in accounting principle:

Balance Sheet

	As Originally Reported under the Cost Method	As Adjusted under the Equity Method	Effect of Change
Current Assets	$4,885,458	$4,885,458	$—
Property and Equipment, Net	1,327,765	1,327,765	—
Investments in Surgical Facilities	2,605,000	2,500,918	(104,082)

Total assets	$8,818,223	$8,714,141	$(104,082)

Current Liabilities	$3,110,863	$3,110,863	$—
Deferred Rent	47,764	47,764	—
Members’ Equity	5,659,596	5,555,514	(104,082)

Total liabilities and members’ equity	$8,818,223	$8,714,141	$(104,082)

Income Statement

	As Originally Reported under the Cost Method	As Adjusted under the Equity Method	Effect of Change
Net Revenues	$38,683,436	$38,683,436	$—
Cost of Services	31,659,116	31,659,116	—

Gross Profit	7,024,320	7,024,320	—

Operating Expenses
Selling, general and administrative expenses	4,868,455	4,868,455	—
Depreciation and amortization	532,745	532,745	—

	5,401,200	5,401,200	—

Operating Income	1,623,120	1,623,120	—

Other Income
Interest income	1,538	1,538	—
Distribution income from cost method investments	1,421,904	—	(1,421,904)
Gain on dissolution of cost method investment	102,885	—	(102,885)

	1,526,327	1,538	(1,524,789)

Income Before Equity in Net Income of Surgical Facilities	3,149,447	1,624,658	(1,524,789)
Equity in Net Income of Surgical Facilities	—	1,314,766	1,314,766

Net Income	$3,149,447	$2,939,424	$(210,023)

Health Inventures, LLC

Notes to Combined Financial Statements

December 31, 2012

Cash Flows Statement

	As Originally Reported under the Cost Method	As Adjusted under the Equity Method	Effect of Change
Cash Flows from Operating Activities
Net income	$3,149,447	$2,939,424	$(210,023)
Items not requiring (providing) cash
Depreciation and amortization	532,745	532,745	—
Provision for doubtful accounts	92,001	92,001	—
Equity in net income of surgical facilities	—	(1,314,766)	(1,314,766)
Distribution income from cost method investments	(1,421,904)	—	1,421,904
Gain on dissolution of cost method investment	(102,885)	—	102,885
Deferred rent	47,764	47,764	—
Compensation cost recognized upon issuance of membership units	32,268	32,268	—
Distributions received from surgical facilities	—	1,456,904	1,456,904
Changes in assets and liabilities	1,831,842	1,831,842	—

Net cash provided by operating activities	4,161,278	5,618,182	1,456,904

Cash Flows from Investing Activities
Purchase of property and equipment	(1,014,207)	(1,014,207)	—
Distributions received from cost method investments	1,456,904	—	(1,456,904)
Proceeds from disposition of cost method investment	20,000	—	(20,000)
Proceeds from disposition of OAIC	—	20,000	20,000
Payment for purchase of certain assets from OAIC	(32,992)	(32,992)	—

Net cash provided by (used in) investing activities	429,705	(1,027,199)	(1,456,904)

Net cash used in financing activities	(3,511,583)	(3,511,583)	—

Increase in Cash and Cash Equivalents	1,079,400	1,079,400	—
Cash and Cash Equivalents, Beginning of Year	1,669,997	1,669,997	—

Cash and Cash Equivalents, End of Year	$2,749,397	$2,749,397	$—

Note 3: Accounts Receivable

Accounts receivable consist of the following:

Accounts receivable	$730,682
Unbilled revenues	1,143,433

1,874,115
Less allowance for doubtful accounts	(21,215)

$1,852,900

Health Inventures, LLC

Notes to Combined Financial Statements

December 31, 2012

Note 4: Property and Equipment

Property and equipment consists of the following:

Furniture	$446,994
Office equipment	136,585
Computer hardware	544,341
Computer software	1,600,232
Construction and software development in progress	938,585

3,666,737
Less accumulated depreciation and amortization	(2,338,972)

$1,327,765

Note 5: Acquired Intangible Assets

The carrying amount and accumulated amortization of recognized intangible assets at December 31, 2012:

	Gross Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets
Client contracts	$2,361,157	$(2,361,157)	$—

Amortization expense for the year ended December 31, 2012 was $393,520.

Note 6: Investments in Surgical Facilities

At December 31, 2012, HIIHC has the following investments in surgical facilities:

	Initial Investment	Approximate Ownership Percentage	Equity Method Carrying Value of the Investment
Castle Ambulatory Surgery Center, LLC	10/31/2007	10.0%	$30,607
Healtheast Surgery Center-Maplewood, LLC	12/31/2007	10.0%	868,141
Bergan Mercy Surgery Center, LLC	6/3/2008	4.6%	37,829
Norwalk Surgery Center, LLC	6/18/2010	5.0%	173,258
Nebraska Spine Hospital, LLC	7/26/2010	5.0%	1,391,083

			$2,500,918

Health Inventures, LLC

Notes to Combined Financial Statements

December 31, 2012

The cost of the investments exceeded HIIHC’s equity in the surgical facilities’ net assets by $104,082 at the end of 2012. All of these entities are pass-through entities for income tax purposes. The Company also provides various services to most of these entities under contractual agreements. The carrying value of HIIHC’s investment in Healtheast Surgery Center-Maplewood, LLC (Maplewood) exceeds HIIHC’s proportionate share of the underlying equity in net assets of Maplewood by approximately $700,000 and is attributable to indefinite-lived intangibles. Financial position and results of operations of the surgical facilities are summarized below:

Castle Ambulatory Surgery Center, LLC

Current assets	$685,645
Property and other long-term assets	2,806,678

Total assets	3,492,323

Current liabilities	1,101,801
Long-term liabilities	2,084,449

Total liabilities	3,186,250

Net assets	$306,073

Net revenues	$4,254,322

Net income (loss)	$132,938

Healtheast Surgery Center-Maplewood, LLC

Current assets	$2,265,791
Property and other long-term assets	657,907

Total assets	2,923,698

Current liabilities	983,843
Long-term liabilities	249,258

Total liabilities	1,233,101

Net assets	$1,690,597

Net revenues	$8,569,247

Net income (loss)	$2,655,460

Health Inventures, LLC

Notes to Combined Financial Statements

December 31, 2012

Bergan Mercy Surgery Center, LLC

Current assets	$1,676,856
Property and other long-term assets	3,408,835

Total assets	5,085,691

Current liabilities	675,660
Long-term liabilities	3,647,670

Total liabilities	4,323,330

Net assets	$762,361

Net revenues	$4,721,219

Net income (loss)	$64,187

Norwalk Surgery Center, LLC

Current assets	$2,123,992
Property and other long-term assets	5,344,288

Total assets	7,468,280

Current liabilities	823,661
Long-term liabilities	3,183,459

Total liabilities	4,007,120

Net assets	$3,461,160

Net revenues	$7,114,462

Net income (loss)	$2,410,165

Nebraska Spine Hospital, LLC

Current assets	$12,653,041
Property and other long-term assets	21,272,189

Total assets	33,925,230

Current liabilities	3,741,551
Long-term liabilities	2,362,019

Total liabilities	6,103,570

Net assets	$27,821,660

Net revenues	$44,111,888

Net income (loss)	$17,283,340

Health Inventures, LLC

Notes to Combined Financial Statements

December 31, 2012

During 2012, Omaha Ambulatory Investment Company, LLC (OAIC) was dissolved. In connection therewith, OAIC made an in-kind distribution of OAIC’s member interest in Bergan Mercy Surgery Center, LLC (BMSC) to the members of OAIC in proportion to their respective interests in OAIC; thus, HIIHC became a direct member of BMSC. In connection therewith, the Company received a cash distribution of $56,601, and, in exchange for a cash payment of $32,992, the Company received a noncash distribution of certain assets related to the collection and billing services business that OAIC had previously been engaged to perform. The assets received in excess of the cash payment totaled $102,885.

Note 7: Line of Credit

The Company has a $1,500,000 revolving line of credit expiring in July 2013. At December 31, 2012, there was $0 borrowed against this line. Advances are limited to the lesser of $1,500,000 or the sum of 75% of eligible accounts receivable, as defined, and 75% of eligible unbilled revenue (subject to a cap of $750,000), as defined. The line is collateralized by substantially all of the Company’s assets. Interest varies with the bank’s prime rate plus 0.25%, which was 3.5% on December 31, 2012, and is payable monthly.

In connection with the line of credit agreement, the Company is required, among other things, to maintain certain financial conditions, including minimum tangible net worth, measured on a quarterly basis, and a restriction on the Company’s capital expenditures, including leasehold improvements and the incurrence of liabilities for rentals of property, measured annually.

Note 8: Operating Leases

Noncancelable operating leases for office space and certain office equipment expire in various years through 2017. Certain leases contain automatic renewal options with escalation clauses, or are month-to-month, and generally require the Company to pay all executory costs (property taxes, maintenance and insurance). Leases with escalation clauses are recognized on a straight-line basis. Certain leases include fees for common area maintenance charges.

Future minimum lease payments at December 31, 2012:

2013	$232,468
2014	238,423
2015	238,956
2016	234,067
2017	213,802

$1,157,716

For the year ended December 31, 2012, rental expense totaled $235,290.

Note 9: Profit-Sharing and Severance Plans

The Company has a 401(k) profit-sharing plan covering substantially all employees of HI and EMS. The Company’s profit sharing contributions to the plan are determined annually by the Board of Managers. Safe harbor matching contributions are made each pay period. Contributions to the plan were $648,918 for 2012.

The Company also has a severance plan covering substantially all employees of HI that provides severance benefits to employees that suffer involuntary terminations of employment because their positions or all of the job functions they perform are eliminated or permanently transferred to another department. No significant payments were made under this plan in 2012.

Health Inventures, LLC

Notes to Combined Financial Statements

December 31, 2012

HI has retention agreements with certain employees considered to be key employees of HI. These agreements generally provide for (i) a bonus in the event that HI is sold, or (ii) severance pay in the event that employment is terminated in connection with a sale of HI. The benefits provided under these agreements supersede and replace the employee’s right to receive severance pay under HI’s severance plan.

Note 10: Stock Appreciation Rights Plan

In June 2003, the Company adopted the Stock Appreciation Rights (SAR) Plan (the Plan). The Plan is a nonqualified, unfunded and unsecured deferred compensation plan established for the benefit of the Company’s officers and employees. At December 31, 2012, 150,000 SARs (shares) were authorized. All issued shares were vested at December 31, 2009, as they cliff vest three years from the grant date, when employees become 100% vested in their units. Based on the Plan documents, shares are awarded based on past service. Each year, the Company recognizes compensation expense for the change between beginning-of-year share value and the end-of-year share value, less the strike price of $3.00 per share, for all shares outstanding at the end of the year. Employees can hold the shares until May 31, 2013, or may liquidate them at any time after becoming vested as long as they are employed by the Company at time of conversion. All remaining shares will be liquidated at the 10-year anniversary. The year-end share price before dissolution preference (Note 11) as of December 31, 2012, was $3.19.

A summary of the SAR shares transactions follows:

	SARS Shares	Average Price per Share	Average Value per Share
Appreciation rights outstanding at January 1, 2012	16,200	$5.74	$2.74
Exercised	—	—	—

Appreciation rights outstanding at December 31, 2012	16,200	$3.19	$0.19

As of December 31, 2012, a liability of $0 was recognized in accrued expenses relating to the shares outstanding at December 31, 2012. A compensation benefit of $44,388 was recognized for the year ended December 31, 2012, related to the depreciation per share of $2.55.

Note 11: Members’ Equity

Effective November 1, 2011, the operating agreement for HI was amended and restated primarily to eliminate the two existing ownership classes represented by the Class A membership units and the Class B membership units and to convert ownership to a single class of membership units. In connection therewith, there was no change in the ownership percentages of HI. The membership units continue to have equal voting rights, and profits and losses continue to be allocated to members based on their respective percentage interests, giving consideration to profits and losses allocated in previous fiscal years. Additionally, the majority member continues to have a dissolution preference of $1,500,000 after all assets have been liquidated and liabilities have been discharged.

The operating agreement of HI contains a provision whereby if a member of HI terminates employment for any reason, then all membership units owned by the terminated member shall be fully and immediately redeemed by HI as of the date the member’s employment terminates, subject only to the right of other members to acquire such membership units. If HI’s other members do not elect to purchase all, or a portion of, the membership units owned by the terminated member, then HI shall redeem these membership units at the fair market value, as defined. The redemption price, as defined, will be paid in a lump-sum cash payment, or, at HI’s option, by the

Health Inventures, LLC

Notes to Combined Financial Statements

December 31, 2012

delivery of an unsecured promissory note that bears interest at redemption interest rate, as defined, and provides for equal monthly payments of principal and interest over a term not to exceed 24 months, or a combination of cash and promissory note. These provisions are not applicable to members who are not employees of HI.

At December 31, 2012, HI had 2,098,029.79 membership units outstanding. During 2012, 5,461.00 membership units with an aggregate redemption price of $15,769 were redeemed from terminated members. At December 31, 2012, $15,769 was owed to terminated members for the redemption of membership units. This amount is included in the accompanying combined balance sheet under the caption “Accrued liabilities.” During 2012, amounts owed to terminated members for the redemption of membership units prior to 2012 totaling $76,203 were paid to these terminated members.

Note 12: Related-Party Transactions

As previously discussed, HIIHC invests in surgical facilities and receives distributions from certain surgical facilities. During 2012, HIIHC received distributions totaling $1,476,904 and, at December 31, 2012, $45,000 was recorded as a receivable in the accompanying combined balance sheet under the caption “Prepaid expenses and other.” During 2012, $5,348 was received from related parties for repayment of advances to related parties prior to 2012.

During 2012, HI paid certain state income tax liabilities on behalf of the members totaling $40,786. As of December 31, 2012, $22,930 remained unpaid and has been recorded as a receivable in the accompanying combined balance sheet under the caption “Prepaid expenses and other.”

During 2012, the Company provided services to companies related through common ownership. Revenues, accounts receivable and unbilled revenues at year-end were recorded as follows:

	Revenues	Accounts Receivable at Year End	Unbilled Revenues at Year End
Health Inventures, LLC
Castle Ambulatory Surgery Center, LLC	$218,037	$5,056	$—
Healtheast Surgery Center-Maplewood, LLC	458,760	—	20,115
Bergan ASC, LLC	318,187	2,848	9,887
Norwalk Surgery Center, LLC	292,274	29,155	12,759
Nebraska Spine Hospital, LLC	660,627	56,722	50,711

Employment Management Solutions, LLC
Castle Ambulatory Surgery Center, LLC	1,461,794	—	2,023
Healtheast Surgery Center-Maplewood, LLC	2,278,631	—	3,838
Bergan ASC, LLC	1,855,232	—	2,724
Norwalk Surgery Center, LLC	1,309,043	—	2,804

Health Inventures, LLC

Notes to Combined Financial Statements

December 31, 2012

Note 13: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

General Litigation and Arbitration

The Company is subject to claims, lawsuits and arbitration that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims, lawsuits and arbitration will not have a material adverse effect on the combined financial position, results of operations and cash flows of the Company.

Self-Insurance

Under the Company’s insurance programs, coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. The Company retains a significant portion of certain expected losses related primarily to employee health and accident benefit programs. Provisions for losses expected under these programs are recorded based upon the Company’s estimates of the aggregate liability for claims incurred and totaled $1,549,678 for the year ended December 31, 2012. The amount of actual losses incurred could differ materially from the estimates reflected in these financial statements.

Note 14: Subsequent Events

During January 2013, HI paid distributions to members of $490,000, which were declared by HI’s Board of Managers in December 2012 and are included in the combined balance sheet under the caption “Distributions payable to members.” Additionally, in January 2013 and April 2013, HI paid cash distributions to members totaling $410,000 and $500,000, respectively. During the period January 1, 2013 to May 31, 2013, HIIHC paid distributions to members totaling $721,343 (excluding distributions paid to HI that are eliminated in combination).

Effective June 1, 2013, SC Affiliates, LLC acquired 100% of the issued and outstanding membership interests in the Company.

Subsequent events have been evaluated through the date of the Independent Auditor’s Report, which is the date the financial statements were available to be issued.

Independent Auditor’s Review Report

Board of Managers

Health Inventures, LLC

Westminster, Colorado

We have reviewed the combined financial statements of Health Inventures, LLC and its subsidiary and H.I. Investments Holding Company, LLC (collectively, the Company), which comprise the combined balance sheets as of March 31, 2013 and 2012, and the related combined statements of income, members’ equity and cash flows for the three-month periods then ended.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of the financial information in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with the applicable reporting framework.

Auditor’s Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Denver, Colorado

September 4, 2013

Health Inventures, LLC

Combined Balance Sheets

March 31, 2013 and 2012

	2013	2012
Assets
Current Assets
Cash and cash equivalents	$1,394,535	$2,704,847
Accounts receivable, net of allowance; 2013—$31,215; 2012—$37,474	2,329,391	2,343,221
Prepaid expenses and other	507,304	362,604

Total current assets	4,231,230	5,410,672

Property and Equipment, Net of Accumulated Depreciation and Amortization; 2013—$2,374,520; 2012—$2,234,462	1,434,376	425,411

Investments and Other Assets
Investments in surgical facilities	2,405,988	2,547,675
Intangible assets, net	—	295,138

	2,405,988	2,842,813

Total assets	$8,071,594	$8,678,896

Liabilities and Members’ Equity
Current Liabilities
Accounts payable	$276,758	$161,513
Accrued liabilities	1,702,334	1,474,987
Distributions payable to members	150,000	287,500
Advance from member	—	780,000

Total current liabilities	2,129,092	2,704,000
Deferred Rent	48,353	41,530
Members’ Equity	5,894,149	5,933,366

Total liabilities and members’ equity	$8,071,594	$8,678,896

See Notes to Combined Financial Statements

Health Inventures, LLC

Combined Statements of Income

Three Months Ended March 31, 2013 and 2012

	2013	2012
Net Revenues	$11,111,111	$8,307,208
Cost of Services	9,239,469	6,936,107

Gross Profit	1,871,642	1,371,101

Operating Expenses
Selling, general and administrative expenses	1,065,735	1,227,828
Depreciation and amortization	35,547	133,097

	1,101,282	1,360,925

Operating Income	770,360	10,176

Other Income
Interest income	202	439

	202	439

Income Before Equity in Net Income of Surgical Facilities	770,562	10,615
Equity in Net Income of Surgical Facilities	433,683	236,734

Net Income	$1,204,245	$247,349

See Notes to Combined Financial Statements

Health Inventures, LLC

Combined Statements of Members’ Equity

Three Months Ended March 31, 2013 and 2012

Balance, January 1, 2012	$6,236,017
Distributions	(550,000)
Net income	247,349

Balance, March 31, 2012	$5,933,366

Balance, January 1, 2013	$5,555,514
Distributions	(865,610)
Net income	1,204,245

Balance, March 31, 2013	$5,894,149

See Notes to Combined Financial Statements

Health Inventures, LLC

Combined Statements of Cash Flows

Three Months Ended March 31, 2013 and 2012

	2013	2012
Cash Flows from Operating Activities
Net income	$1,204,245	$247,349
Items not requiring (providing) cash
Depreciation and amortization	35,547	133,097
Provision for doubtful accounts	10,000	3,500
Equity in net income of surgical facilities	(433,683)	(236,734)
Deferred rent	589	41,530
Distributions received from surgical facilities	373,613	500,000
Changes in
Accounts receivable	(486,491)	444,456
Prepaid expenses and other	(65,354)	(86,875)
Accounts payable	(34,171)	5,575
Accrued liabilities	(591,831)	(126,469)

Net cash provided by operating activities	12,464	925,429

Cash Flows from Investing Activities
Purchase of property and equipment	(142,158)	(34,830)

Net cash used in investing activities	(142,158)	(34,830)

Cash Flows from Financing Activities
Member distributions	(1,205,610)	(552,500)
Advance from member	—	780,000
Net advances to members	(3,789)	(7,046)
Purchase of withdrawing members’ equity	(15,769)	(76,203)

Net cash provided by (used in) financing activities	(1,225,168)	144,251

Increase (Decrease) in Cash and Cash Equivalents	(1,354,862)	1,034,850
Cash and Cash Equivalents, Beginning of Year	2,749,397	1,669,997

Cash and Cash Equivalents, End of Year	$1,394,535	$2,704,847

Supplemental Cash Flows Information
Distributions payable to members	$150,000	$287,500

See Notes to Combined Financial Statements

Health Inventures, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Health Inventures, LLC (HI) is a Delaware Limited Liability Company. HI and its subsidiary, Health Inventures Employment Solutions, LLC, d/b/a Employment Management Solutions (EMS), are primarily engaged in providing management, consulting, human resource, employment, and operations preparation services to ambulatory surgery centers, surgical hospitals, and physician practices across the United States. H.I. Investments Holding Company, LLC (HIIHC) will take minority ownership in certain surgical facilities. All of the aforementioned entities are referred to collectively as “the Company.” Credit for services is generally granted without collateral.

Principles of Combination and Consolidation

HI and HIIHC are majority-owned by entities that are ultimately controlled by the same individual, and are thus under common control. Additionally, HIIHC is owned 25% by HI. Accordingly, the accompanying combined financial statements include the accounts of HI and its wholly owned subsidiary (EMS), and HIIHC. All significant intercompany account balances and transactions have been eliminated in combination and consolidation.

Basis of Presentation

The accompanying unaudited combined financial statements reflect all adjustments that are, in the opinion of the Company’s management, necessary to fairly present the financial position, results of operations and cash flows of the Company. Those adjustments consist only of normal recurring adjustments. The results of operations for the period are not necessarily indicative of the results to be expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Effective July 21, 2010, the FDIC’s insurance limits were permanently increased to $250,000. At March 31, 2013, the Company’s cash accounts exceeded federally insured limits by approximately $1,152,000.

Pursuant to legislation enacted in 2010, the FDIC fully insured all noninterest-bearing transaction accounts beginning December 31, 2010 through December 31, 2012, at all FDIC-insured institutions. This legislation expired on December 31, 2012. Beginning January 1, 2013, noninterest-bearing transaction accounts are subject to the $250,000 limit on FDIC insurance per covered institution.

Accounts Receivable

Accounts receivable are stated at the amount billed to customers plus any accrued and unpaid interest. Accounts receivable includes unbilled revenues, which primarily relate to consulting service, incentive fee and employment management service revenues earned but not yet billed, including out-of-pocket expenses incurred

Health Inventures, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

and reimbursable. Unbilled revenues are an estimate based on prior billing and collections experience and inherent uncertainties may exist in estimating these revenues. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts that are unpaid after the due date generally bear interest at one and one-half percent per month. Accounts outstanding longer than the contractual or invoice payment terms are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Investments in Surgical Facilities

As of March 31, 2013 and 2012, HIIHC has investments in five surgical facilities that represent an ownership interest which ranges from approximately 5% to 10% of each surgical facility. Investments in surgical facilities HIIHC does not control, but in which HIIHC has the ability to exercise significant influence over the operating and financial policies of the surgical facility, are accounted for under the equity method. Equity method investments are recorded at original cost and adjusted periodically to recognize HIIHC’s proportionate share of the surgical facilities’ net income or losses after the date of investment, additional contributions made, distributions received and impairment losses resulting from adjustments to the carrying value of the investment. HIIHC would record equity method losses in excess of the carrying amount of an investment in a surgical facility if HIIHC guaranteed obligations or was otherwise committed to provide further financial support to the surgical facility.

Property and Equipment

Property and equipment acquisitions are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is charged to expense on the straight-line basis over the estimated useful life of each asset. Assets under leasehold improvements are amortized over the shorter of the lease term or their respective useful lives.

The estimated useful lives for each major depreciable classification of properly and equipment are as follows:

Furniture	7 years
Office equipment	7 years
Computer hardware	5 years
Leasehold improvements	6 years
Computer software	3 years

Intangible Assets

Intangible assets, which consist of contract agreements existing at the date of the majority purchase of HI membership units on December 31, 2006, are being amortized on a straight-line basis over a period of six years. Such assets are periodically evaluated as to the recoverability of their carrying values. These intangible assets were fully amortized as of December 31, 2012.

Long-Lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual

Health Inventures, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

disposition of the asset are less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No asset impairment was recognized during the three-month periods ended March 31, 2013 and 2012.

Income Taxes

The Company’s members have elected to have the Company’s income taxed as a partnership under provisions of the Internal Revenue Code and a similar section of the state income tax law. Therefore, taxable income or loss is reported to the individual members for inclusion in their respective tax returns and no provision for federal and state income taxes is included in these statements; however, certain state taxes are paid at the Company level. With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2009.

Revenue Recognition

Management service revenue generally consists of a base fee, which is recognized as services are performed, and an incentive fee, which is based on a certain percentage of the client’s net revenues and/or operating profits, as defined; however, the incentive fees cannot be billed until the actual net revenues and/or operating profits for the billing periods, as stated in the contract, which may be monthly or annually, have been finalized. Consulting service revenue is recognized in the period in which services are provided. Employment management service revenue and expenses are recognized under multiple cost reimbursement contracts. Under these contracts, the Company employs individuals at various client sites. The client is required to reimburse the Company for the salary cost of these individuals, including certain out-of-pocket expenses, plus agreed upon percentages to cover employee benefits and an administrative fee. These percentages vary based on the costs associated with employment in different locations. For these contracts, the salaries, benefits, and out-of-pocket costs are recorded as expenses when incurred, and revenue is recorded as earned for amounts to be reimbursed by the clients.

Self-Insurance

The Company has elected to self-insure certain costs related to employee health and accident benefit programs. Costs resulting from noninsured losses are charged to income when incurred. The Company has purchased insurance that limits its exposure for individual claims to $75,000.

Stock Appreciation Rights Plan

At March 31, 2013 and 2012, HI has a stock appreciation rights (SAR) plan, which is described more fully in Note 10.

Restricted Equity Plan

At March 31, 2013 and 2012, HI has a restricted equity plan, which is member approved, that permits the grant of unit awards to its employees for up to the number of units authorized to be issued under HI’s operating agreement, but that are not issued and outstanding at the time of any award under the plan. Awards issued under the plan are subject to a restricted period until such time, if any, that HI’s Board of Managers determines that the participant has satisfied the applicable performance and service criteria, as determined for each participant by HI’s Board of Managers. As of March 31, 2013, there were no awards outstanding under the plan. The award activity during the three-month periods ended March 31, 2013 and 2012 was not material.

Health Inventures, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

Note 2: Investment Presentation

Historically, the Company accounted for its investments in surgical facilities using the cost method. As a result of the acquisition of the Company by SC Affiliates, LLC (Note 14) and the inclusion of these financial statements under Regulation S-X 3-05, the Company is reflecting these investments under the equity method, due to its ownership percentages, for all periods presented. The following financial statement line items as of and for the three-month periods ended March 31, 2013 and 2012, were affected by the change in accounting principle:

Balance Sheets

	2013
	As Originally Reported under the Cost Method	As Adjusted under the Equity Method	Effect of Change
Current Assets	$4,231,230	$4,231,230	$—
Property and Equipment, Net	1,434,376	1,434,376	—
Investments and Other Assets
Investments in surgical facilities	2,562,925	2,405,988	(156,937)
Intangible assets, net	—	—	—

Total assets	$8,228,531	$8,071,594	$(156,937)

Current Liabilities	$2,129,092	$2,129,092	$—
Deferred Rent	48,353	48,353	—
Members’ Equity	6,051,086	5,894,149	(156,937)

Total liabilities and members’ equity	$8,228,531	$8,071,594	$(156,937)

	2012
	As Originally Reported under the Cost Method	As Adjusted under the Equity Method	Effect of Change
Current Assets	$5,410,672	$5,410,672	$—
Property and Equipment, Net	425,411	425,411	—
Investments and Other Assets
Investments in surgical facilities	2,625,000	2,547,675	(77,325)
Intangible assets, net	295,138	295,138	—

Total assets	$8,756,221	$8,678,896	$(77,325)

Current Liabilities	$2,704,000	$2,704,000	$—
Deferred Rent	41,530	41,530	—
Members’ Equity	6,010,691	5,933,366	(77,325)

Total liabilities and members’ equity	$8,756,221	$8,678,896	$(77,325)

Health Inventures, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

Income Statements

	2013
	As Originally Reported under the Cost Method	As Adjusted under the Equity Method	Effect of Change
Net Revenues	$11,111,111	$11,111,111	$—
Cost of Services	9,239,469	9,239,469	—

Gross Profit	1,871,642	1,871,642	—

Operating Expenses
Selling, general and administrative expenses	1,065,735	1,065,735	—
Depreciation and amortization	35,547	35,547	—

	1,101,282	1,101,282	—

Operating Income	770,360	770,360	—

Other Income
Interest income	202	202	—
Distribution income from cost method investments	486,538	—	(486,538)

	486,740	202	(486,538)

Income Before Equity in Net Income of Surgical Facilities	1,257,100	770,562	(486,538)
Equity in Net Income of Surgical Facilities	—	433,683	433,683

Net Income	$1,257,100	$1,204,245	$(52,855)

	2012
	As Originally Reported under the Cost Method	As Adjusted under the Equity Method	Effect of Change
Net Revenues	$8,307,208	$8,307,208	$—
Cost of Services	6,936,107	6,936,107	—

Gross Profit	1,371,101	1,371,101	—

Operating Expenses
Selling, general and administrative expenses	1,227,828	1,227,828	—
Depreciation and amortization	133,097	133,097	—

	1,360,925	1,360,925	—

Operating Income	10,176	10,176	—

Other Income
Interest income	439	439	—
Distribution income from cost method investments	420,000	—	(420,000)

	420,439	439	(420,000)

Income Before Equity in Net Income of Surgical Facilities	430,615	10,615	(420,000)
Equity in Net Income of Surgical Facilities	—	236,734	236,734

Net Income	$430,615	$247,349	$(183,266)

Health Inventures, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

Cash Flows Statements

	2013
	As Originally Reported under the Cost Method	As Adjusted under the Equity Method	Effect of Change
Cash Flows from Operating Activities
Net income	$1,257,100	$1,204,245	$(52,855)
Items not requiring (providing) cash
Depreciation and amortization	35,547	35,547	—
Provision for doubtful accounts	10,000	10,000	—
Equity in net income of surgical facilities	—	(433,683)	(433,683)
Distribution income from cost method investments	(486,538)	—	486,538
Deferred rent	589	589	—
Distributions received from surgical facilities	—	373,613	373,613
Changes in assets and liabilities	(1,177,847)	(1,177,847)	—

Net cash provided by (used in) operating activities	(361,149)	12,464	373,613

Cash Flows from Investing Activities
Purchase of property and equipment	(142,158)	(142,158)	—
Distributions received from cost method investments	373,613	—	(373,613)

Net cash provided by (used in) investing activities	231,455	(142,158)	(373,613)

Net cash used in financing activities	(1,225,168)	(1,225,168)	—

Decrease in Cash and Cash Equivalents	(1,354,862)	(1,354,862)	—
Cash and Cash Equivalents, Beginning of Year	2,749,397	2,749,397	—

Cash and Cash Equivalents, End of Year	$1,394,535	$1,394,535	$—

Health Inventures, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

	2012
	As Originally Reported under the Cost Method	As Adjusted under the Equity Method	Effect of Change
Cash Flows from Operating Activities
Net income	$430,615	$247,349	$(183,266)
Items not requiring (providing) cash
Depreciation and amortization	133,097	133,097	—
Provision for doubtful accounts	3,500	3,500	—
Equity in net income of surgical facilities	—	(236,734)	(236,734)
Distribution income from cost method investments	(420,000)	—	420,000
Deferred rent	41,530	41,530	—
Distributions received from surgical facilities	—	500,000	500,000
Changes in assets and liabilities	236,687	236,687	—

Net cash provided by operating activities	425,429	925,429	500,000

Cash Flows from Investing Activities
Purchase of property and equipment	(34,830)	(34,830)	—
Distributions received from cost method investments	500,000	—	(500,000)

Net cash provided by (used in) investing activities	465,170	(34,830)	(500,000)

Net cash provided by financing activities	144,251	144,251	—

Increase in Cash and Cash Equivalents	1,034,850	1,034,850	—
Cash and Cash Equivalents, Beginning of Year	1,669,997	1,669,997	—

Cash and Cash Equivalents, End of Year	$2,704,847	$2,704,847	$—

Note 3: Accounts Receivable

Accounts receivable consist of the following:

	2013	2012
Accounts receivable	$780,118	$1,068,202
Unbilled revenues	1,580,488	1,312,493

	2,360,606	2,380,695
Less allowance for doubtful accounts	(31,215)	(37,474)

	$2,329,391	$2,343,221

Health Inventures, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

Note 4: Property and Equipment

Property and equipment consists of the following:

	2013	2012
Furniture	$446,994	$442,147
Office equipment	136,585	136,137
Computer hardware	551,686	412,998
Leasehold improvements	5,136	—
Computer software	1,600,232	1,595,494
Construction and software development in progress	1,068,263	73,097

	3,808,896	2,659,873
Less accumulated depreciation and amortization	(2,374,520)	(2,234,462)

	$1,434,376	$425,411

Note 5: Acquired Intangible Assets

The carrying amount and accumulated amortization of recognized intangible assets at March 31, 2013 and 2012:

	March 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets
Client contracts	$2,361,157	$(2,361,157)	$—

	March 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets
Client contracts	$2,361,157	$(2,066,019)	$295,138

Amortization expense for the three-month periods ended March 31, 2013 and 2012 was $0 and $98,382, respectively.

Note 6: Investments in Surgical Facilities

At March 31, 2013 and 2012, HIIHC has the following investments in surgical facilities:

	March 31, 2013
	Initial Investment	Approximate Ownership Percentage	Equity Method Carrying Value of the Investment
Castle Ambulatory Surgery Center, LLC	10/31/2007	10.0%	$26,791
Healtheast Surgery Center-Maplewood, LLC	12/31/2007	10.0%	904,411
Bergan Mercy Surgery Center, LLC	6/3/2008	4.6%	31,062
Norwalk Surgery Center, LLC	6/18/2010	5.0%	190,619
Nebraska Spine Hospital, LLC	7/26/2010	5.0%	1,253,105

			$2,405,988

Health Inventures, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

	March 31, 2012
	Initial Investment	Approximate Ownership Percentage	Equity Method Carrying Value of the Investment
Castle Ambulatory Surgery Center, LLC	10/31/2007	10.0%	$13,416
Healtheast Surgery Center-Maplewood, LLC	12/31/2007	10.0%	916,677
OAIC/Bergan Mercy Surgery Center, LLC	6/3/2008	5.1%	141,583
Norwalk Surgery Center, LLC	6/18/2010	5.0%	92,398
Nebraska Spine Hospital, LLC	7/26/2010	5.0%	1,383,601

			$2,547,675

As of March 31, 2013 and 2012, the cost of the investments exceeded HIIHC’s equity in the surgical facilities’ net assets by $156,937 and $77,325, respectively. All of these entities are pass-through entities for income tax purposes. The Company also provides various services to most of these entities under contractual agreements. The carrying value of HIIHC’s investment in Healtheast Surgery Center-Maplewood, LLC (Maplewood) exceeds HIIHC’s proportionate share of the underlying equity in net assets of Maplewood by approximately $700,000 and is attributable to indefinite-lived intangibles. Financial position as of March 31, 2013 and 2012, and results of operations for the three-month periods ended March 31, 2013 and 2012, of the surgical facilities are summarized below:

Castle Ambulatory Surgery Center, LLC

	2013	2012
Current assets	$619,620	$704,117
Property and other long-term assets	2,649,884	3,265,959

Total assets	3,269,504	3,970,076

Current liabilities	998,102	1,099,436
Long-term liabilities	2,003,486	2,736,487

Total liabilities	3,001,588	3,835,923

Net assets	$267,916	$134,153

Net revenues	$987,134	$1,009,696

Net income (loss)	$(38,158)	$(38,983)

Health Inventures, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

Healtheast Surgery Center-Maplewood, LLC

	2013	2012
Current assets	$2,489,371	$2,559,413
Property and other long-term assets	617,046	645,432

Total assets	3,106,417	3,204,845

Current liabilities	840,798	620,970
Long-term liabilities	212,322	407,922

Total liabilities	1,053,120	1,028,892

Net assets	$2,053,297	$2,175,953

Net revenues	$2,240,042	$2,061,134

Net income (loss)	$712,700	$540,815

OAIC/Bergan Mercy Surgery Center, LLC

	2013	2012
Current assets	$1,418,821	$1,418,388
Property and other long-term assets	3,247,350	3,929,470

Total assets	4,666,171	5,347,858

Current liabilities	780,905	803,734
Long-term liabilities	3,269,983	3,617,793

Total liabilities	4,050,888	4,421,527

Net assets	$615,283	$926,331

Net revenues	$1,181,793	$1,207,890

Net income (loss)	$922	$(44,175)

Norwalk Surgery Center, LLC

	2013	2012
Current assets	$2,627,868	$5,012,965
Property and other long-term assets	5,415,622	1,429,244

Total assets	8,043,490	6,442,209

Current liabilities	946,233	1,525,016
Long-term liabilities	3,021,587	3,069,224

Total liabilities	3,967,820	4,594,240

Net assets	$4,075,670	$1,847,969

Net revenues	$2,496,072	$1,120,684

Net income (loss)	$1,143,882	$166,322

Health Inventures, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

Nebraska Spine Hospital, LLC

	2013	2012
Current assets	$8,852,012	$10,931,848
Property and other long-term assets	21,439,035	21,720,744

Total assets	30,291,047	32,652,592

Current liabilities	3,005,703	2,187,502
Long-term liabilities	2,223,242	2,793,067

Total liabilities	5,228,945	4,980,569

Net assets	$25,062,102	$27,672,023

Net revenues	$12,587,551	$10,292,430

Net income (loss)	$5,740,446	$3,633,702

During 2012, Omaha Ambulatory Investment Company, LLC (OAIC) was dissolved. In connection therewith, OAIC made an in-kind distribution of OAIC’s member interest in Bergan Mercy Surgery Center, LLC (BMSC) to the members of OAIC in proportion to their respective interests in OAIC; thus, HIIHC became a direct member of BMSC.

Note 7: Line of Credit

The Company has a $1,500,000 revolving line of credit expiring in July 2013. At March 31, 2013 and 2012, there was $0 borrowed against this line. Advances are limited to the lesser of $1,500,000 or the sum of 75% of eligible accounts receivable, as defined, and 75% of eligible unbilled revenue (subject to a cap of $750,000), as defined. The line is collateralized by substantially all of the Company’s assets. Interest varies with the bank’s prime rate plus 0.25%, which was 3.5% on March 31, 2013 and 2012, and is payable monthly.

In connection with the line of credit agreement, the Company is required, among other things, to maintain certain financial conditions, including minimum tangible net worth, measured on a quarterly basis, and a restriction on the Company’s capital expenditures, including leasehold improvements and the incurrence of liabilities for rentals of property, measured annually.

Note 8: Operating Leases

Noncancelable operating leases for office space and certain office equipment expire in various years through 2017. Certain leases contain automatic renewal options with escalation clauses, or are month-to-month, and generally require the Company to pay all executory costs (property taxes, maintenance and insurance). Leases with escalation clauses are recognized on a straight-line basis. Certain leases include fees for common area maintenance charges. For the three-month periods ended March 31, 2013 and 2012, rental expense for all operating leases totaled approximately $60,000 and $69,000, respectively.

Health Inventures, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

Future minimum lease payments at March 31, 2013, for the calendar years:

2013 (9 months)	$174,351
2014	225,313
2015	225,846
2016	220,957
2017	213,802

$1,060,269

Note 9: Profit-Sharing and Severance Plans

The Company has a 401(k) profit-sharing plan covering substantially all employees of HI and EMS. The Company’s profit sharing contributions to the plan are determined annually by the Board of Managers. Safe harbor matching contributions are made each pay period. Contributions to the plan were approximately $188,000 and $154,000 for the three-month periods ended March 31, 2013 and 2012, respectively.

The Company also has a severance plan covering substantially all employees of HI that provides severance benefits to employees that suffer involuntary terminations of employment because their positions or all of the job functions they perform are eliminated or permanently transferred to another department. No significant payments were made under this plan in either of the three-month periods ended March 31, 2013 or 2012.

HI has retention agreements with certain employees considered to be key employees of HI. These agreements generally provide for (i) a bonus in the event that HI is sold, or (ii) severance pay in the event that employment is terminated in connection with a sale of HI. The benefits provided under these agreements supersede and replace the employee’s right to receive severance pay under HI’s severance plan.

Note 10: Stock Appreciation Rights Plan

In June 2003, the Company adopted the Stock Appreciation Rights (SAR) Plan (the Plan). The Plan is a nonqualified, unfunded and unsecured deferred compensation plan established for the benefit of the Company’s officers and employees. At March 31, 2013 and 2012, 150,000 SARs (shares) were authorized. All issued shares were vested at December 31, 2009, as they cliff vest three years from the grant date, when employees become 100% vested in their units. Based on the Plan documents, shares are awarded based on past service. Each year, the Company recognizes compensation expense for the change between beginning-of-year share value and the end-of-year share value, less the strike price of $3.00 per share, for all shares outstanding at the end of the year. Employees can hold the shares until May 31, 2013, or may liquidate them at any time after becoming vested as long as they are employed by the Company at time of conversion. All remaining shares will be liquidated at the 10-year anniversary. The period-end share price before dissolution preference (Note 11) as of March 31, 2013 and 2012 was $5.23 and $5.74, respectively.

Health Inventures, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

A summary of the SAR shares transactions follows:

	SARS Shares	Average Price per Share	Average Value per Share
Appreciation rights outstanding at January 1, 2012	16,200	$5.74	$2.74
Exercised	—	—	—

Appreciation rights outstanding at March 31, 2012	16,200	$5.74	$2.74

Appreciation rights outstanding at January 1, 2013	16,200	$3.19	$0.19
Exercised	—	—	—

Appreciation rights outstanding at March 31, 2013	16,200	$5.23	$2.23

As of March 31, 2013 and 2012, a liability of $36,131 and $44,388, respectively, was recognized in accrued expenses relating to the shares outstanding at March 31, 2013 and 2012. A compensation expense of $36,131 and $0 was recognized for the three-month periods ended March 31, 2013 and 2012, respectively, related to the appreciation per share for the three-month periods ended March 31, 2013 and 2012, of $2.04 and $0, respectively.

Note 11: Members’ Equity

Effective November 1, 2011, the operating agreement for HI was amended and restated primarily to eliminate the two existing ownership classes represented by the Class A membership units and the Class B membership units and to convert ownership to a single class of membership units. In connection therewith, there was no change in the ownership percentages of HI. The membership units continue to have equal voting rights, and profits and losses continue to be allocated to members based on their respective percentage interests, giving consideration to profits and losses allocated in previous fiscal years. Additionally, the majority member continues to have a dissolution preference of $1,500,000 after all assets have been liquidated and liabilities have been discharged.

The operating agreement of HI contains a provision whereby if a member of HI terminates employment for any reason, then all membership units owned by the terminated member shall be fully and immediately redeemed by HI as of the date the member’s employment terminates, subject only to the right of other members to acquire such membership units. If HI’s other members do not elect to purchase all, or a portion of, the membership units owned by the terminated member, then HI shall redeem these membership units at the fair market value, as defined. The redemption price, as defined, will be paid in a lump-sum cash payment, or, at HI’s option, by the delivery of an unsecured promissory note that bears interest at redemption interest rate, as defined, and provides for equal monthly payments of principal and interest over a term not to exceed 24 months, or a combination of cash and promissory note. These provisions are not applicable to members who are not employees of HI.

At March 31, 2013 and 2012, HI had 2,098,029.79 membership units outstanding. During the three-month periods ended March 31, 2013 and 2012, there were no membership units issued to new or existing members or redeemed from terminated members. During the three-month periods ended March 31, 2013 and 2012, amounts owed to terminated members for the previous redemption of membership units totaling $15,769 and $76,203, respectively, were paid to the terminated members.

Health Inventures, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

Note 12: Related-Party Transactions

As previously discussed, HIIHC invests in surgical facilities and receives distributions from certain surgical facilities. During the three-month periods ended March 31, 2013 and 2012, $373,613 and $500,000, respectively, was received and, at March 31, 2013 and 2012, $200,000 and $5,348, respectively, was recorded as a receivable in the accompanying combined balance sheets under the caption “Prepaid expenses and other.”

During three-month periods ended March 31, 2013 and 2012, HI paid certain state income tax liabilities on behalf of the members totaling $3,789 and $7,046, respectively. As of March 31, 2013 and 2012, $26,719 and $31,022, respectively, remained unpaid for these and other state income taxes paid on behalf of members and have been recorded as a receivable in the accompanying combined balance sheets under the caption “Prepaid expenses and other.”

In March 2012, a member advanced the Company $780,000, which is included in the accompanying combined balance sheets under the caption “Advance from member.” This advance was returned to the member in August 2012.

For the three-month periods ended March 31, 2013 and 2012, the Company provided services to companies related through common ownership. Revenues, accounts receivable and unbilled revenues at year-end were recorded as follows:

	March 31, 2013
	Revenues	Accounts Receivable at Period End	Unbilled Revenues at Period End
Health Inventures, LLC
Castle Ambulatory Surgery Center, LLC	$65,772	$6,242	$—
Healtheast Surgery Center-Maplewood, LLC	113,642	—	—
Bergan ASC, LLC	81,710	2,746	8,277
Norwalk Surgery Center, LLC	116,008	11,931	17,054
Nebraska Spine Hospital, LLC	234,432	288	58,192

Employment Management Solutions, LLC
Castle Ambulatory Surgery Center, LLC	334,239	—	36,895
Healtheast Surgery Center-Maplewood, LLC	540,336	—	56,348
Bergan ASC, LLC	367,851	—	36,217
Norwalk Surgery Center, LLC	410,652	—	45,875

Health Inventures, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

	March 31, 2012
	Revenues	Accounts Receivable at Period End	Unbilled Revenues at Period End
Health Inventures, LLC
Castle Ambulatory Surgery Center, LLC	$52,975	$3,608	$—
Healtheast Surgery Center-Maplewood, LLC	115,360	—	—
OAIC/Bergan ASC, LLC	70,702	1,440	4,340
Norwalk Surgery Center, LLC	45,453	19,112	3,000
Nebraska Spine Hospital, LLC	162,853	73,111	217,802

Employment Management Solutions, LLC
Castle Ambulatory Surgery Center, LLC	293,421	—	26,427
Healtheast Surgery Center-Maplewood, LLC	500,927	—	40,440
OAIC/Bergan ASC, LLC	423,114	—	23,226
Norwalk Surgery Center, LLC	248,758	—	24,572

Note 13: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

General Litigation and Arbitration

The Company is subject to claims, lawsuits and arbitration that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims, lawsuits and arbitration will not have a material adverse effect on the combined financial position, results of operations and cash flows of the Company.

Self-Insurance

Under the Company’s insurance programs, coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. The Company retains a significant portion of certain expected losses related primarily to employee health and accident benefit programs. Provisions for losses expected under these programs are recorded based upon the Company’s estimates of the aggregate liability for claims incurred and totaled approximately $452,000 and $275,000 for the three-month periods ended December 31, 2013 and 2012, respectively. The amount of actual losses incurred could differ materially from the estimates reflected in these financial statements.

Note 14: Subsequent Events

In April 2013, HI paid a cash distribution to members totaling $500,000. During the period April 1, 2013 to May 31, 2013, HIIHC paid distributions to members totaling $265,733 (excluding distributions paid to HI that are eliminated in combination).

Effective June 1, 2013, SC Affiliates, LLC acquired 100% of the issued and outstanding membership interests in the Company.

Subsequent events have been evaluated through the date of the Independent Auditor’s Review Report, which is the date the financial statements were available to be issued.

9,777,778 Shares

Surgical Care Affiliates, Inc.

Common Stock

PROSPECTUS

J.P. Morgan	Citigroup

BofA Merrill Lynch	Barclays	Goldman, Sachs & Co.	Morgan Stanley

BMO Capital Markets	SunTrust Robinson Humphrey	TPG Capital BD, LLC

                    , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses payable by the registrant in connection with the distribution of our common stock. All amounts shown are estimates except the SEC registration fee, the FINRA fee and the NASDAQ listing fee.

SEC registration fee	$36,810
FINRA filing fee	40,980
NASDAQ listing fee	150,000
Printing and engraving expenses	600,000
Legal fees and expenses	3,510,000
Accounting fees and expenses	460,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous	192,210

Total	$5,000,000

We will bear all of the expenses shown above.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our By-Laws provide for indemnification of directors and officers to the fullest extent permitted by law, including payment of expenses in advance of resolution of any such matter. Our Certificate of Incorporation eliminates the potential personal monetary liability of our directors to the Company or its stockholders for breaches of their duties as directors except as otherwise required under the DGCL.

We intend to enter into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our Certificate of Incorporation and By-Laws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our Certificate of Incorporation and By-Laws. The underwriting agreement filed as Exhibit 1.1 to this registration statement also provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Please see the form of underwriting agreement filed as Exhibit 1.1 to this registration statement.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provisions or otherwise as a matter of law. We currently maintain management liability insurance in the aggregate amount of $10.0 million, excess director and officer liability insurance in the aggregate amount of $10.0 million and Side A director and officer liability insurance in the aggregate amount of $10.0 million. We expect to increase our insurance coverage prior to the completion of this offering.

Item 15.	Recent Sales of Unregistered Securities.

Prior to the closing of this offering, ASC Acquisition LLC, a Delaware limited liability company, will convert into a Delaware corporation to be named Surgical Care Affiliates, Inc., and all of the outstanding membership units of ASC Acquisition LLC will convert into 30,285,718 shares of common stock of Surgical Care Affiliates, Inc.

During the year-ended December 31, 2011, we issued a total of 29,138 membership units to option holders in connection with their cashless exercise of a total of 310,000 options for aggregate consideration of $310,000. These membership units were issued without registration in reliance on the exemptions afforded by Section Rule 701 and Regulation D promulgated under the Securities Act.

During the year-ended December 31, 2012, we issued a total of 14,824 membership units to option holders in connection with their cashless exercise of a total of 156,044 options for aggregate consideration of $179,926. These membership units were issued without registration in reliance on the exemptions afforded by Section Rule 701 and Regulation D promulgated under the Securities Act.

The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had adequate access, through their relationships with us, to information about us. None of these transactions involved any underwriters or public offerings.

On September 23, 2011, we issued and sold 762,500 units of membership interests to certain of our employees and consultants at a purchase price of $1.18 per unit, without registering those units with the SEC. All purchases were made with cash and the total amount of cash consideration paid to us for those units was $899,750.

On June 28, 2011 and August 12, 2011, we issued and sold 21,186,441 and 25,553, respectively, of our units of membership interests to certain of ASC Acquisition’s existing limited liability company members at a purchase price of $1.18 per unit, without registering those units with the SEC. All purchases were made with cash and the total amount of cash consideration paid to us for those units was $25.0 million and $30,153, respectively.

On September 20, 2010, we issued and sold 1,128,500 of our units of membership interest to certain of our employees and consultants at a purchase price of $1.09 per membership unit, without registering those units with the SEC. All purchases were made with cash and the total amount of cash consideration paid to us for those units was $1.2 million.

With respect to each of the three transactions described immediately above, we believe each was exempt from registration under the Securities Act in reliance upon Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of the units of membership interest in each of these transactions represented their intentions to acquire the units of membership interest for investment only and not with a view to or for sale in connection with any distribution thereof. We did not issue unit certificates in those transactions, but if unit certificates were to be issued in the future, such unit certificates would have contained appropriate legends. All purchasers were provided a private placement memorandum containing all material information concerning us and the offering or had adequate access, through their relationship with us, to information concerning us and the offering. None of these transactions involved any underwriters or public offerings.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of exhibits is set forth in beginning on page II-5 of this Registration Statement and is incorporated herein by reference.

(b) Financial Statement Schedules: No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

* (f) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

* (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

* (i) The undersigned registrant hereby undertakes that:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*	Paragraph references correspond to those of Regulation S-K, Item 512.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Deerfield, State of Illinois on October 25, 2013.

ASC ACQUISITION LLC

/S/ ANDREW HAYEK
By:	Andrew Hayek
Title:	Chief Executive Officer

* * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/ ANDREW HAYEK Andrew Hayek	Chief Executive Officer (Principal Executive Officer)	October 25, 2013

/S/ PETER CLEMENS Peter Clemens	Chief Financial Officer (Principal Financial and Accounting Officer)	October 25, 2013

* TPG Partners V, L.P.	Managing Member	October 25, 2013

*By:	/S/ RONALD CAMI
Ronald Cami, Authorized Signatory

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

2.1**	Form of Plan of Conversion of ASC Acquisition LLC

3.1**	Form of Certificate of Incorporation of Surgical Care Affiliates, Inc.

3.2**	Form of By-Laws of Surgical Care Affiliates, Inc.

4.1**	Form of Registration Rights Agreement by and among Surgical Care Affiliates, Inc. and certain stockholders

4.2**	Senior Subordinated Notes Indenture (including form of Note) dated as of June 29, 2007 among Surgical Care Affiliates, LLC, Surgical Holdings, Inc., the Guarantors listed therein and Wells Fargo Bank, National Association, as trustee, relating to the 10.0% Senior Subordinated Notes due 2017

4.3**	Supplemental Indenture dated as of January 14, 2011, among SCA Surgery Holdings, LLC, Surgical Holdings, Inc. and Wells Fargo Bank, National Association, as trustee

4.4**	Form of 10.0% Senior Subordinated Notes due 2017 of Surgical Care Affiliates, LLC and Surgical Holdings Inc. (included in Exhibit 4.2)

5.1**	Opinion of Cleary Gottlieb Steen & Hamilton LLP

10.1**	Amendment and Restatement Agreement dated as of June 30, 2011, among Surgical Care Affiliates, LLC, ASC Acquisition LLC, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, under the Credit Agreement dated as of June 29, 2007, as amended, among Surgical Care Affiliates, LLC, ASC Acquisition LLC, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent

10.2**	Incremental Amendment dated as of May 8, 2013, among ASC Acquisition LLC, Surgical Care Affiliates, LLC, the Incremental Lenders and JPMorgan Chase Bank, N.A., as administrative agent, to the Amended and Restated Credit Agreement dated as of June 29, 2007, as amended and restated

10.3**	Pledge and Security Agreement dated as of June 29, 2007, among Surgical Care Affiliates LLC, ASC Acquisition LLC, certain subsidiaries of Surgical Care Affiliates, LLC identified therein and JPMorgan Chase Bank, N.A., as Administrative Agent

10.4**	Supplement No. 1 dated as of December 16, 2010, to the Pledge and Security Agreement dated as of June 29, 2007

10.5**	Guaranty dated as of June 29, 2007, among ASC Acquisition LLC, Surgical Care Affiliates, LLC, certain subsidiaries of Surgical Care Affiliates, LLC and JPMorgan Chase Bank, N.A., as Administrative Agent

10.6**	Supplement No. 1 dated as of December 16, 2010, to the Guaranty dated as of June 29, 2007

10.7**	Reaffirmation Agreement dated as of June 30, 2011, among Surgical Care Affiliates, LLC, ASC Acquisition LLC, certain subsidiaries of Surgical Care Affiliates, LLC and JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer for the Lenders

10.8**	Conformedcopy of Management Equity Incentive Plan, adopted November 16, 2007, reflecting amendments through May 6, 2013

10.9**	Formof Time-Based Option Award Under the Management Equity Incentive Plan

10.10**	Conformedcopy of Director and Consultant Equity Incentive Plan, adopted June 24, 2008, reflecting amendments through February 8, 2011

10.11**	Formof Option Award to Directors Under the Director and Consultant Equity Incentive Plan

10.12**	Restricted Equity Unit Grant Agreement dated July 24, 2008, between Surgical Care Affiliates LLC, ASC Acquisition LLC and Andrew Hayek

Exhibit Number	Description

10.13**	Form of Director Restricted Equity Unit Grant Agreement

10.14**	Form of Surgical Care Affiliates, Inc. 2013 Omnibus Long-Term Incentive Plan

10.15**	Form of Employment Agreement between Surgical Care Affiliates, Inc. and Andrew Hayek

10.16**	Form of Employment Agreement between Surgical Care Affiliates, Inc. and Joseph T. Clark

10.17**	Form of Employment Agreement between Surgical Care Affiliates, Inc. and Michael Rucker

10.18**	Form of Employment Agreement between Surgical Care Affiliates, Inc. and Peter Clemens

10.19**	Form of Employment Agreement between Surgical Care Affiliates, Inc. and Richard L. Sharff, Jr.

10.20**	Lease Agreement, dated as of October 31, 2007, by and between Riverchase Tower, LLC and Surgical Care Affiliates, LLC

10.21**	Lease Amendment Agreement No. 1, dated as of June 20, 2012, by and between Surgical Care Affiliates, LLC and Riverchase Office, LLC

10.22**	Standard Office Lease, dated as of May 10, 2010, by and between Long Ride Office Portfolio, L.P. and Surgical Care Affiliates, LLC

10.23**	First Amendment to Lease (Corporate 500 Centre), dated as of April 13, 2011, by and between Long Ridge Office Portfolio, L.P. and Surgical Care Affiliates, LLC

10.24**	Form of Stockholders Agreement by and among Surgical Care Affiliates, Inc. and the stockholders party thereto

10.25**	Option Net-Settlement Agreement, dated October 8, 2013, among ASC Acquisition LLC, Surgical Care Affiliates, LLC and Joseph T. Clark

21.1**	List of subsidiaries of Surgical Care Affiliates, Inc.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.3	Consent of Ernst & Young LLP, Independent Auditors

23.4	Consent of BKD, LLP, Independent Auditors

23.5	Independent Auditor’s Acknowledgement of BKD, LLP

23.6**	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1)

23.7**	Consent of Todd B. Sisitsky

23.8**	Consent of Thomas C. Geiser

23.9**	Consent of Curtis S. Lane

23.10**	Consent of Sharad Mansukani, M.D.

23.11**	Consent of Jeffrey K. Rhodes

23.12**	Consent of Frederick A. Hessler

**	Previously filed.